Filed Pursuant to Rule 253(g)(2)

File No. 024-10568

As submitted to the Securities and Exchange Commission on December 27, 2017

OFFERING CIRCULAR

Fundrise West Coast Opportunistic REIT, LLC

Sponsored by

Rise Companies Corp.

Up to $50,000,000 in Common Shares

Fundrise West Coast Opportunistic REIT, LLC is a recently organized Delaware limited liability company formed to originate, invest in and manage a diversified portfolio primarily consisting of investments in multifamily rental properties and development projects located primarily in the Los Angeles, CA, San Francisco, CA, San Diego, CA, Seattle, WA, and Portland, OR metropolitan statistical areas (“MSAs”), with such investments consisting of equity interests in such properties or debt, as well as commercial real estate debt securities and other select real estate-related assets, where the underlying assets primarily consist of such properties. We define development projects to include a range of activities from major renovation and lease-up of existing buildings to ground up construction. With demand stoked by demographic trends and supply constrained by economic forces, our Manager believes that West Coast multifamily rental units have displayed strong performance and are well positioned to see continued low vacancies and healthy rent growth moving forward.  While we primarily invest in multifamily rental properties and development projects located in the Los Angeles, CA, San Francisco, CA, San Diego, CA, Seattle, WA, and Portland, OR MSAs, we may invest in other asset classes as well as other locations, depending on the availability of suitable investment opportunities. We may also invest in commercial real estate-related debt securities (including commercial mortgage-backed securities, or CMBS, collateralized debt obligations, or CDOs, and REIT senior unsecured debt) and other real estate-related assets. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

We are externally managed by Fundrise Advisors, LLC, or our Manager, which is an investment adviser registered with the Securities and Exchange Commission, or SEC, and a wholly-owned subsidiary of our sponsor, Rise Companies Corp., the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates an online investment platform www.fundrise.com (the “Fundrise Platform”) that allows investors to become equity or debt holders in real estate opportunities that may have been historically difficult to access for some investors. Through the use of the Fundrise Platform, investors can browse and screen real estate investments, view details of an investment and sign legal documents online. We elected to be treated as a real estate investment trust, or REIT, for U.S. federal income tax purposes beginning with our taxable year ended December 31, 2016.

We are continuing to offer up to $50,000,000 in our common shares, which represent limited liability company interests in the Company, to the public at $10.00 per share. The minimum investment in our common shares for initial purchases is 100 shares, or $1,000 based on the current per share price. However, in certain instances, we may revise the minimum purchase requirements in the future or elect to waive the minimum purchase requirement, such as for individuals who participate in different plans established by our Manager through which they can invest in our common shares. We expect to offer common shares in this offering until we raise the maximum amount being offered, unless terminated by our Manager at an earlier time. Until December 31, 2017, the per share purchase price for our common shares in this offering will be $10.00 per share, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price will be adjusted at the beginning of every fiscal quarter (or as soon as commercially reasonable thereafter), and will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value, or NAV, divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (NAV per share). Investors will pay the most recent publicly announced purchase price as of the date of their subscription. Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity on a monthly basis for their investment in our shares.

We intend to continue to distribute our shares primarily through the Fundrise Platform.

Investing in our common shares is speculative and involves substantial risks. You should purchase these securities only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 22 to read about the more significant risks you should consider before buying our common shares. These risks include the following:

•	We depend on our Manager to select our investments and conduct our operations. We pay fees and expenses to our Manager and its affiliates that were not determined on an arm’s length basis, and therefore we do not have the benefit of arm’s length negotiations of the type normally conducted between unrelated parties. These fees increase your risk of loss.

•	We have a limited operating history. Our prior performance, as well as that of our sponsor and its affiliated entities, may not predict our future results. Therefore, there is no assurance that we will achieve our investment objectives.

•	This is a “blind pool” offering because we have not identified a significant number of investments to acquire with the net proceeds of this offering. You will not be able to evaluate a significant number of our investments prior to purchasing shares.

•	Our Manager’s executive officers and key real estate and debt finance professionals are also officers, directors, managers and/or key professionals of our sponsor and its affiliates. As a result, they face conflicts of interest, including time constraints, allocation of investment opportunities and significant conflicts created by our Manager’s compensation arrangements with us and other affiliates of our sponsor.

•	Our sponsor has sponsored and may in the future sponsor other companies that compete with us, and our sponsor does not have an exclusive management arrangement with us; however, our sponsor has adopted a policy for allocating investments between different companies that it sponsors with similar investment strategies.

•	This offering is being made pursuant to recently adopted rules and regulations under Regulation A of the Securities Act of 1933, as amended, or the Securities Act. The legal and compliance requirements of these rules and regulations, including ongoing reporting requirements related thereto, are relatively untested.

•	If we raise substantially less than the maximum offering amount, we may not be able to acquire a diverse portfolio of investments and the value of your shares may vary more widely with the performance of specific assets.

•	If we internalize our management functions, your interest in us could be diluted and we could incur other significant costs associated with being self-managed.

•	We may change our investment guidelines without shareholder consent, which could result in investments that are different from those described in this offering circular.

•	Although our distribution policy is to use our cash flow from operations to make distributions, our organizational documents permit us to pay distributions from any source, including offering proceeds, borrowings or sales of assets. We have not established a limit on the amount of proceeds we may use to fund distributions. If we pay distributions from sources other than our cash flow from operations, we will have less funds available for investments and your overall return may be reduced. In any event, we intend to make annual distributions as required to comply with REIT distribution requirements and avoid U.S. federal income and excise taxes on retained income.

•	Our sponsor’s internal accountants and asset management team will calculate our NAV on a quarterly basis using valuation methodologies that involve subjective judgments and estimates. As a result, our NAV may not accurately reflect the actual prices at which our commercial real estate assets and investments, including related liabilities, could be liquidated on any given day.

•	Our operating agreement does not require our Manager to seek shareholder approval to liquidate our assets by a specified date, nor does our operating agreement require our Manager to list our shares for trading by a specified date. No public market currently exists for our shares. Until our shares are listed, if ever, you may not sell your shares. If you are able to sell your shares, you may have to sell them at a substantial loss.

•	If we fail to qualify as a REIT for U.S. federal income tax purposes and no relief provisions apply, we would be subject to entity-level U.S. federal income tax and, as a result, our cash available for distribution to our shareholders and the value of our shares could materially decrease.

•	Real estate investments are subject to general downturns in the industry as well as downturns in specific geographic areas. We cannot predict what the occupancy level will be in a particular building or that any tenant or mortgage or other real estate-related loan borrower will remain solvent. We also cannot predict the future value of our properties. Accordingly, we cannot guarantee that you will receive cash distributions or appreciation of your investment.

•	Our investments in multifamily rental properties and development projects, with such investments consisting of commercial real estate loans, commercial real estate and other select real estate-related assets, are subject to risks relating to the volatility in the value of the underlying real estate, default on underlying income streams, fluctuations in interests rates, and other risks associated with debt, and real estate investments generally. These investments are only suitable for sophisticated investors with a high-risk investment profile.

•	Our property portfolio is comprised primarily of multifamily rental properties and development projects. As a result, we are subject to risks inherent in investments in such types of property. Because our investments are primarily in the residential sector, the potential effects on our revenue and profits resulting from a downturn or slowdown in the residential sector could be more pronounced than if we had more fully diversified our investments.

•	We invest primarily in real estate and real estate-related assets located primarily in the Los Angeles, CA, San Francisco, CA, San Diego, CA, Seattle, WA, and Portland, OR MSAs. Investing in a limited number of regions carries the risks associated with significant geographical concentration. Geographic concentration of properties exposes our projects to adverse conditions in the areas where the properties are located, including general economic downturns and natural disasters occurring in such markets. Such major, localized events in our target investment areas could adversely affect our business and revenues, which would adversely affect our results of operations and financial condition.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

The use of projections or forecasts in this offering is prohibited. No one is permitted to make any oral or written predictions about the cash benefits or tax consequences you will receive from your investment in our common shares.

	Per Share	Total Maximum

Public Offering Price(1)	$10.00	$50,000,000.00
Underwriting Discounts and Commissions(2)	$—	$—
Proceeds to Us from this Offering to the Public (Before Expenses)	$10.00	$50,000,000.00

(1)	The price per share shown was arbitrarily determined by our Manager and will apply until December 31, 2017. Thereafter, our price per share will be adjusted every fiscal quarter and will be based on the greater of (i) $10.00 per share or (ii) the sum of our net asset value, or NAV, divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (NAV per share). This is a “best efforts” offering.

(2)	Investors do not pay upfront selling commissions in connection with the purchase of our common shares. We will reimburse our Manager for organization and offering costs, which are expected to be approximately $1,000,000. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed can never exceed 0.50% of the aggregate gross offering proceeds from this offering; provided, however, no reimbursement shall be made which, as a result of the reimbursement, would cause the net asset value to be less than $10.00 per share. If the sum of the total unreimbursed amount of such offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until our Manager has been reimbursed in full. As of December 31, 2016, approximately $474,000 in organization and offering costs have been incurred by our Manager, and approximately $41,915 reimbursed to our Manager in connection with our offering. See “Management Compensation” for a description of additional fees and expenses that we will pay our Manager.

We will offer our common shares on a best efforts basis primarily through the online Fundrise Platform. Neither Fundrise, LLC nor any other affiliated entity involved in the offer and sale of the shares being offered hereby is a member firm of the Financial Industry Regulatory Authority, Inc., or FINRA, and no person associated with us will be deemed to be a broker solely by reason of his or her participation in the sale of our common shares.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

This Offering Circular follows the Form S-11 disclosure format.

The date of this offering circular is December 26, 2017

IMPORTANT INFORMATION ABOUT THIS OFFERING CIRCULAR

Please carefully read the information in this offering circular and any accompanying offering circular supplements, which we refer to collectively as the offering circular. You should rely only on the information contained in this offering circular. We have not authorized anyone to provide you with different information. This offering circular may only be used where it is legal to sell these securities. You should not assume that the information contained in this offering circular is accurate as of any date later than the date hereof or such other dates as are stated herein or as of the respective dates of any documents or other information incorporated herein by reference.

This offering circular is part of an offering statement that we filed with the SEC, using a continuous offering process. Periodically, as we make material investments, update our quarterly NAV per share amount, or have other material developments, we will provide an offering circular supplement that may add, update or change information contained in this offering circular. Any statement that we make in this offering circular will be modified or superseded by any inconsistent statement made by us in a subsequent offering circular supplement. The offering statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this offering circular. You should read this offering circular and the related exhibits filed with the SEC and any offering circular supplement, together with additional information contained in our annual reports, semi-annual reports and other reports and information statements that we will file periodically with the SEC. See the section entitled “Additional Information” below for more details.

The offering statement and all supplements and reports that we have filed or will file in the future can be read at the SEC website, www.sec.gov, or on the Fundrise Platform website, www.fundrise.com. The contents of the Fundrise Platform website (other than the offering statement, this offering circular and the appendices and exhibits thereto) are not incorporated by reference in or otherwise a part of this offering circular.

Our sponsor and those selling shares on our behalf in this offering are permitted to make a determination that the purchasers of shares in this offering are “qualified purchasers” in reliance on the information and representations provided by the shareholder regarding the shareholder’s financial situation. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

STATE LAW EXEMPTION AND PURCHASE RESTRICTIONS

Our common shares are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). As a Tier 2 offering pursuant to Regulation A under the Securities Act, this offering is exempt from state law “Blue Sky” review, subject to meeting certain state filing requirements and complying with certain anti-fraud provisions, to the extent that our common shares offered hereby are offered and sold only to “qualified purchasers” or at a time when our common shares are listed on a national securities exchange. “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other investors so long as their investment in our common shares does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). However, our common shares are being offered and sold only to those investors that are within the latter category (i.e., investors whose investment in our common shares does not represent more than 10% of the applicable amount), regardless of an investor’s status as an “accredited investor”. Accordingly, we reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

To determine whether a potential investor is an “accredited investor” for purposes of satisfying one of the tests in the “qualified purchaser” definition, the investor must be a natural person who has:

1.	an individual net worth, or joint net worth with the person’s spouse, that exceeds $1,000,000 at the time of the purchase, excluding the value of the primary residence of such person; or

2.	earned income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year.

If the investor is not a natural person, different standards apply. See Rule 501 of Regulation D for more details.

For purposes of determining whether a potential investor is a “qualified purchaser,” annual income and net worth should be calculated as provided in the “accredited investor” definition under Rule 501 of Regulation D. In particular, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles.

QUESTIONS AND ANSWERS ABOUT THIS OFFERING

The following questions and answers about this offering highlight material information regarding us and this offering that is not otherwise addressed in the “Offering Summary” section of this offering circular. You should read this entire offering circular, including the section entitled “Risk Factors,” before deciding to purchase our common shares.

Q:	What is Fundrise West Coast Opportunistic REIT, LLC?

A:	Fundrise West Coast Opportunistic REIT, LLC is a recently organized Delaware limited liability company formed to originate, invest in and manage a diversified portfolio primarily consisting of investments in multifamily rental properties and development projects located primarily in the Los Angeles, CA, San Francisco, CA, San Diego, CA, Seattle, WA, and Portland, OR metropolitan statistical areas (“MSAs”), with such investments consisting of equity interests in such properties or debt, as well as commercial real estate debt securities and other select real estate-related assets, where the underlying assets primarily consist of such properties. We define development projects to include a range of activities from major renovation and lease-up of existing buildings to ground up construction. With demand stoked by demographic trends and supply constrained by economic forces, our Manager believes that West Coast multifamily rental units have displayed strong performance and are expected to be well positioned to see continued low vacancies and healthy rent growth moving forward. While we primarily invest in multifamily rental properties and development projects located in the Los Angeles, CA, San Francisco, CA, San Diego, CA, Seattle, WA, and Portland, OR MSAs, we may invest in other asset classes as well as other locations, depending on the availability of suitable investment opportunities. We may also invest in commercial real estate-related debt securities (including commercial mortgage-backed securities, or CMBS, collateralized debt obligations, or CDOs, and REIT senior unsecured debt) and other real estate-related assets. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. The use of the terms “Fundrise West Coast Opportunistic REIT”, the “West Coast eREITTM”, the “Company”, “we”, “us” or “our” in this offering circular refer to Fundrise West Coast Opportunistic REIT, LLC unless the context indicates otherwise.

Q:	What is a real estate investment trust, or REIT?

A:	In general, a REIT is an entity that:

• combines the capital of many investors to acquire or provide financing for a diversified portfolio of real estate investments under professional management;

• is able to qualify as a “real estate investment trust” under the Internal Revenue Code of 1986, as amended, the Code, for U.S. federal income tax purposes and is therefore generally entitled to a deduction for the dividends it pays and not subject to U.S. federal corporate income taxes on its net income that is distributed to its shareholders. This treatment substantially eliminates the “double taxation” (i.e., taxation at both the corporate and shareholder levels) that generally results from investments in a corporation; and

• generally pays distributions to investors of at least 90% of its annual ordinary taxable income.

In this offering circular, we refer to an entity that qualifies to be taxed as a real estate investment trust for U.S. federal income tax purposes as a REIT. We elected to be treated as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2016.

Q:	What is an eREITTM?

A:	An “eREIT” TM is a real estate investment trust sponsored by Rise Companies Corp., our sponsor, and offered directly to investors online on the Fundrise Platform, without any brokers or selling commissions. Each eREITTM intends to invest in a diversified pool of commercial real estate assets, such as apartments, hotels, shopping centers, and office buildings from across the country.

Q:	Who chooses which investments you make?

A:	We are externally managed by Fundrise Advisors, LLC, or our Manager, an investment adviser registered with the SEC. Our Manager makes all of our investment decisions.

Q:	Who is Rise Companies Corp.?

A:	Rise Companies Corp., our sponsor and the parent company of our Manager, is also the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates an online investment platform www.fundrise.com (the “Fundrise Platform”).

Q:	What is the Fundrise Platform?

A:	The Fundrise Platform is an online investment platform for commercial real estate. Fundrise gives investors the ability to:

• browse investment offerings based on investment preferences including location, asset type, risk and return profile;

• transact entirely online, including digital legal documentation, funds transfer, and ownership recordation; and

• manage and track investments easily through an online portfolio; receive automated distributions and/or interest payments, and regular financial reporting.

Q:	What competitive advantages do you achieve through your relationship with your sponsor?

A:	Our Manager utilizes the personnel and resources of our sponsor to select our investments and manage our day-to-day operations. Our sponsor’s corporate, investment and operating platforms are well established, allowing us to realize economies of scale and other benefits including the following:

• Experienced Management Team — Our sponsor has a highly experienced management team of real estate and debt finance professionals, led by Benjamin S. Miller, its Co-Founder and Chief Executive Officer. The senior investment executives of our sponsor have dedicated their entire careers to the commercial real estate sector. These executives provide stability in the management of our business and allow us to benefit from the knowledge and industry contacts they have gained through numerous real estate cycles. Please see “Management —Executive Officers of our Manager” for biographical information regarding these individuals.

• Real Estate Investment — As of December 31, 2016, our sponsor had facilitated or originated approximately 93 real estate assets in its prior real estate programs, including the eREITsTM (the “Programs”), with aggregate purchase prices of approximately $1.19 billion. Of the $1.19 billion aggregate real estate purchase prices, our sponsor offered through its Programs approximately $210 million, consisting of approximately $65 million of commercial real estate loan assets, $85 million of investments in commercial real estate (primarily through majority-owned subsidiaries with rights to receive preferred economic returns), and $60 million of commercial real estate common equity investments. The portfolios included in the Programs are diversified by investment size, security type, property type and geographic region. As a result of the depth and thoroughness of its underwriting process, the extensive investing experience of its management team and its strong performance record in managing a diverse portfolio of assets, we believe our sponsor has earned a reputation as a leading real estate manager, which has allowed it to access funding from a broad base of investors. For more information, please see “Prior Performance Summary”.

• Market Knowledge and Industry Relationships — Through its active and broad participation in real estate capital markets, our sponsor benefits from market information that enables it to identify attractive commercial real estate investment opportunities and to make informed decisions with regard to the relative valuation of financial assets and capital allocation. We believe that our sponsor’s extensive industry relationships with a wide variety of commercial real estate owners and operators, brokers and other intermediaries and third party commercial real estate debt originators provide us with a competitive advantage in sourcing attractive investment opportunities to meet our investment objectives.

• Related Party Loans and Warehousing of Assets — If we have sufficient funds to acquire only a portion of a real estate investment then, in order to cover the shortfall, we will obtain a related party loan from, or issue a participation interest to, Fundrise Lending, LLC, a wholly-owned subsidiary of Rise Companies Corp. (“Fundrise Lending”) or its affiliates. Our operating agreement expressly authorizes us to enter into such related party loans and to issue such participation interests. Alternatively, Fundrise Lending or its affiliates may close and fund a real estate investment prior to it being acquired by us. This ability to warehouse investments allows us the flexibility to deploy our offering proceeds as funds are raised. We may then acquire such investment at a price equal to the fair market value of such investment, provided that its fair market value is materially equal to its cost (i.e., the aggregate equity capital invested by Fundrise Lending or its affiliates in connection with the acquisition and during the warehousing of such investments, plus assumption of debt and any costs, such as accrued property management fees and transfer taxes, incurred during or as a result of the warehousing or, with respect to debt, the principal balance plus accrued interest net of any applicable special servicing expenses). See “Plan of Operation – Related Party Loans and Warehousing of Assets”.

• Regulation A Experience — Our sponsor’s executive team was one of the first groups to sponsor a real estate investment opportunity through a Regulation A offering, having sponsored three Regulation A offerings from August 2012 through February 2014 and recently filed and qualified seven offerings similar to this one under the revised Regulation A rules effective as of June 2015 (commonly referred to as “Regulation A+”). In addition, our sponsor, through its wholly-owned subsidiaries, runs an active online investment platform that utilizes private offering exemptions under the Securities Act to sell real estate-related securities to investors. Its management team is skilled in reporting and compliance obligations related to Regulation A and the Securities Act, and has well-developed compliance and investor relations functions.

• Strong Historic Track Record Attractive Risk-Adjusted Returns— Our sponsor has historically offered its Program investors attractive risk-adjusted returns, with (a) as of May 1, 2017, of the 43 series of Project Dependent Notes, 24 note series have been fully realized, totaling approximately $25.9 million with an approximate weighted-average interest rate of 12.64%, and 19 unrealized note series totaling approximately $31.6 million with an approximate weighted-average interest rate of 13.31%, with no principal lost on any note series in the Project Dependent Note Program, and (b) the average declared annualized quarterly dividends of approximately 8.65% across the five (5) eREITsTM, including an annualized daily dividend of 8.00% declared for the investors in the West Coast eREITTM, for the quarter ended June 30, 2017. However, no assurance can be given that either the Project Dependent Note program or the eREITsTM, or any other Program sponsored by our sponsor, will achieve such results in the future, as past performance is not indicative of future results.

Q:	Why should I invest in multifamily rental properties and development projects?

A:	Our goal is to provide a professionally managed, diversified portfolio consisting primarily of high-quality multifamily rental properties and development projects, to investors who generally have had very limited access to such investments in the past. Allocating some portion of your portfolio to a direct investment in high-quality multifamily rental properties and development projects may provide you with:

• a reasonably predictable and stable level of current income from the investment;

• diversification of your portfolio, by investing in an asset class that historically has not been correlated with the stock market generally; and

• the opportunity for capital appreciation.

Q:	Why should I invest specifically in a company that is focused primarily on multifamily rental properties and development projects?

A:	We believe that there is a dearth of capital in the multifamily industry below the radar of traditional institutional real estate investors, which market inefficiency can result in attractive risk-adjusted returns. Conventional commercial real estate capital sources use little-to-no technology and therefore generally apply outmoded and more costly human resources to originate, process, and service real estate deals. The consequence is that established real estate funds prefer to focus on larger real estate properties, equity investments of at least $10 million, which allow them to amortize their overhead across a larger investment denominator and generate more substantial fees. Particularly since the 2008 financial crisis, this bias has been exacerbated by the tendency for institutional investors to prefer to invest with fund managers with the longest track record, which tends to be the largest funds. As such, the largest real estate investors have grown even larger and target transactions usually requiring at least $50 million of equity, if not more. Our operating experience has shown us that there is a significant segment of smaller commercial real estate transactions that, by and large, have been neglected by the major real estate capital players.

Q:	What kind of offering is this?

A:

We are primarily offering through Fundrise, LLC’s online investment platform www.fundrise.com, or the Fundrise Platform, a maximum of $50,000,000 in our common shares to the public on a “best efforts” basis at $10.00 per share.

This offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of the offering. Further, the acceptance of subscriptions, whether via the Fundrise Platform or otherwise, may be briefly paused at times to allow us to effectively and accurately process and settle subscriptions that have been received.

Q:	How is an investment in your common shares different from investing in shares of a listed REIT?

A:

The fundamental difference between our common shares and a listed REIT is the daily liquidity available with a listed REIT. Although we have adopted a redemption plan that generally allows investors to redeem shares on a monthly basis, for investors with a short-term investment horizon, a listed REIT may be a better alternative than investing in our common shares. However, we believe our common shares are an alternative way for investors to deploy capital into a diversified pool of real estate assets, with a lower correlation to the general stock market than listed REITs. In addition, recently, the overall listed-REIT sector has recently been trading at all-time highs, with the FTSE NAREIT All REIT Index yielding generally less than 5% from January 1, 2010 to December 31, 2016. We believe such pricing suggests that a substantial portion of the price of listed REITs is attributable to a built-in liquidity premium, since recent unlevered capitalization rates on real estate transactions in the private sector have averaged 4-6%, according to the most recent publicly available report published by CBRE U.S. Cap Rate Data from January 2017.

Additionally, listed REITs are subject to more demanding public disclosure and corporate governance requirements than we are subject to. While we are subject to the scaled reporting requirements of Regulation A, such periodic reports are substantially less than what would be required for a listed REIT.

Q:	How is an investment in your common shares different from investing in shares of a traditional non-exchange traded REIT?

A:	We neither charge nor pay any broker-dealer distribution fees, saving investors approximately 70% to 90% in upfront expenses as compared to a traditional non-exchange traded REIT. Traditional non-exchange traded REITs use a highly manpower-intensive method with hundreds to thousands of sales brokers calling on investors to sell their offerings. Our sponsor has pioneered a low cost digital platform, which we intend to leverage in conducting this offering, thus reducing the financial burdens to us of offering our common shares.

Q:	How is an investment in your common shares different from investing in shares of other real estate investment opportunities offered on the Fundrise Platform or on similar online investment platforms?

A:	We are one of the few non-exchange traded REITs offered directly to all potential investors primarily over the internet. Most other similar online investment platforms that we are aware of typically offer individual property investments as private placements to accredited investors only. We intend to own a more diversified portfolio, with certain tax advantages unique to REITs, that is accessible to both accredited and non-accredited investors at a low investment minimum.

Q:	What is the purchase price for your common shares?

A:	Our Manager set our initial offering price at $10.00 per share, which will be the purchase price of our shares until December 31, 2017. Thereafter, the per share purchase price in this offering will be adjusted at the beginning of every fiscal quarter (or as soon as commercially reasonable thereafter), and will be equal to the greater of (i) $10.00 per share or (ii) our NAV divided by the number of shares outstanding as of the close of business on the last business day of the prior fiscal quarter. Our Manager will adjust our per share purchase price as of the date the new NAV is announced, not the date of such NAV, and investors will pay the most recent publicly announced purchase price as of the date of their subscription. Solely by way of example, if an investor submits a subscription on April 2, such investor will pay the per share purchase price previously announced in January, not the per share purchase price that would be expected to be announced at a later date in April. Our website, www.fundrise.com, will identify the current NAV per share. Any subscriptions that we receive during a fiscal quarter will be executed at a price equal to our NAV per share in effect for that fiscal quarter. If a material event occurs in between quarterly updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement as promptly as reasonably practicable, and will update the NAV information provided on our website. See “Description of Our Common Shares—Quarterly Share Price Adjustments” for more details.

Q:	How will your NAV per share be calculated?

A:	Our NAV per share will be calculated at the end of each fiscal quarter, beginning on December 31, 2017, by our sponsor's internal accountants using a process that reflects several components, including (1) estimated values of each of our commercial real estate assets and investments, as determined by such asset management team, including related liabilities, based upon (a) market capitalization rates, comparable sales information, interest rates, net operating income, (b) with respect to debt, default rates, discount rates and loss severity rates, (c) for properties that have development or value add plans, progress along such development or value add plan, and (d) in certain instances reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of periodic distributions and (4) estimated accruals of operating revenues and expenses. Note, however, that the determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. Generally Accepted Accounting Principles (“GAAP”), and our NAV may not be indicative of the price that we would receive for our assets at current market conditions. In instances where an appraisal of the underlying real estate asset is necessary, including, but not limited to, instances where our Manager is unsure of its ability on its own to accurately determine the estimated values of our commercial real estate assets and investments, or instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, we will engage an appraiser that has expertise in appraising commercial real estate loans and assets, to act as our independent valuation expert. The independent valuation expert will not be responsible for, or prepare, our quarterly NAV per share. See “Description of our Common Shares—Valuation Policies” for more details about our NAV and how it will be calculated.

Q:	How exact will the calculation of the quarterly NAV per share be?

A:	As there is no market value for our shares as they are not expected to be listed or traded, our goal is to provide a reasonable estimate of the value of our common shares as of the end of each fiscal quarter, with the understanding that our common shares are not listed or traded on any stock exchange or other marketplace. Our assets consist principally of investments in multifamily rental properties and development projects, primarily comprising commercial real estate loans and equity investments. Our sponsor's internal accountants’ valuation of the real estate underlying these assets is subject to a number of judgments and assumptions that may not prove to be accurate. The use of different judgments or assumptions would likely result in different estimates of the value of the real estate underlying our assets. Moreover, although we evaluate and provide our NAV per share on a quarterly basis, our NAV per share may fluctuate daily, so that the NAV per share in effect for any fiscal quarter may not reflect the precise amount that might be paid for your shares in a market transaction. Further, our published NAV per share may not fully reflect certain material events to the extent that they are not known or their financial impact on our portfolio is not immediately quantifiable. Any resulting potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. In addition, the determination of our NAV is not based on, nor intended to comply with, fair value standards under GAAP, and our NAV may not be indicative of the price that we would receive for our assets at current market conditions. See “Description of our Common Shares—Valuation Policies.”

Q:	Will I have the opportunity to redeem my common shares?

A:

Yes. While you should view this investment as long-term, we have adopted a redemption plan whereby, on a monthly basis, an investor may obtain liquidity monthly, following a minimum sixty (60) day waiting period after submitting their redemption request. Our Manager has designed our redemption plan with a view towards providing investors with an initial period with which to decide whether a long-term investment in our Company is right for them. In addition, despite the illiquid nature of the assets expected to be held by our Company, our Manager believes it is best to provide the opportunity for liquidity in the event shareholders need it;

Pursuant to our redemption plan, a shareholder may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by us.

The calculation of the redemption price will depend, in part, on whether a shareholder requests redemption within the first eighty-nine (89) days of first becoming a shareholder (the “Introductory Period”) or thereafter (the “Post-Introductory Period”).

During the Introductory Period, the per share redemption price will be equal to the purchase price of the shares being redeemed reduced by (i) the aggregate sum of distributions paid with respect to such shares, rounded down to the nearest cent and (ii) the aggregate sum of distributions, if any, declared but unpaid on the shares subject to the redemption request. In other words, a shareholder would receive back their original investment amount, from the redemption price paid, prior distributions received and distributions that have been declared (and that will be received when paid), but would not receive any amounts in excess of their original investment amount.

During the Post-Introductory Period, the per share redemption price will be calculated based on a declining discount to the per share price for our common shares in effect at the time of the redemption request, and rounded down to the nearest cent. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by us. During the Post-Introductory Period, the redemption price with respect to the common shares that are subject to the redemption request will not be reduced by the aggregate sum of distributions, if any, that have been (i) paid with respect to such shares prior to the date of the redemption request or (ii) declared but unpaid on such shares with record dates during the period between the redemption request date and the redemption date.

Holding Period from Date of Settlement	Effective Redemption Price (as percentage of per share redemption price) (1)
Less than 90 days (Introductory Period)	100.0	%(2)(3)
90 days until 3 years	97.0	%(4)
3 years to 4 years	98.0	%(5)
4 years to 5 years	99.0	%(6)
More than 5 years	100.0	%(7)

(1)	The Effective Redemption Price will be rounded down to the nearest $0.01.
(2)	The per share redemption price during the Introductory Period is calculated based upon the purchase price of the shares, not the per share price in effect at the time of the redemption request.
(3)	The Effective Redemption Price during the Introductory Period will be reduced by the aggregate sum of distributions paid or payable on such shares, the amount of which we are unable to calculate at this time.
(4)	For shares held at least ninety (90) days but less than three (3) years, the Effective Redemption Price includes the fixed 3% discount to the per share price for our common shares in effect at the time of the redemption request.
(5)	For shares held at least three (3) years but less than four (4) years, the Effective Redemption Price includes the fixed 2% discount to the per share price for our common shares in effect at the time of the redemption request.
(6)	For shares held at least four (4) years but less than five (5) years, the Effective Redemption Price includes the fixed 1% discount to the per share price for our common shares in effect at the time of the redemption request.
(7)	For shares held at least five (5) years, the Effective Redemption Price does not include any discount to the per share price for our common shares in effect at the time of the redemption request.

As shareholders must observe a minimum sixty (60) day waiting period following a redemption request before such request will be honored, whether a redemption request is deemed to be in the Introductory Period or the Post-Introductory Period will be determined as of the date the redemption request is made, not the date the redemption request is honored. Meaning, for example, if a redemption request is submitted during the Introductory Period, but honored after the Introductory Period, the effective redemption price will be determined using the Introductory Period methodology.

Furthermore, any shareholder requesting redemption will be responsible for any third-party costs incurred in effecting such redemption, including but not limited to, bank transaction charges, custody fees, and/or transfer agent charges. The redemption plan may be changed or suspended at any time without notice. See “Description of Our Common Shares—Redemption Plan” for more details.

Q:	What is the number and percentage of common shares that have been submitted for redemption?

A:	As of December 31, 2016, 15,100 common shares have been submitted for redemption and 100% of such redemption requests have been honored.

Q:	Are there any limits on my ability to redeem my shares?

A:

Yes. While we designed our redemption plan to allow shareholders to request redemptions on a monthly basis, we need to impose limitations on the size of individual redemption requests and the total amount of net redemptions per calendar quarter in order to maintain sufficient sources of liquidity to satisfy redemption requests without impacting our ability to invest in commercial real estate assets and maximize investor returns.

In addition, in the event our Manager determines, in its sole discretion, that we do not have sufficient funds available to redeem all of the common shares for which redemption requests have been submitted during any given month, such pending requests will be honored on a pro-rata basis, if at all. In the event that not all redemptions are being honored in a given month, the redemption requests not fully honored will have the remaining amount of such redemption requests considered during the next month in which redemptions are being honored. Accordingly, all unsatisfied redemption requests will be treated as requests for redemption on the next date on which redemptions are being honored, with redemptions processed on a pro-rata basis, if at all. If funds available for the redemption plan are not sufficient to accommodate all redemption requests on such future redemption date, common shares will be redeemed on a pro-rata basis, if at all.

We intend to limit shareholders to one (1) redemption request outstanding at any given time, meaning that, if a common shareholder desires to request more or less shares be redeemed, such common shareholder must first withdraw the first redemption request, which may affect whether the request is considered in the “Introductory Period” or “Post-Introductory Period”. For investors who hold common shares with more than one record date, redemption requests will be applied to such common shares in the order in which they settled, on a last in first out basis – meaning, those common shares that have been continuously held for the shortest amount of time will be redeemed first. In addition, we intend limit individual redemption requests to the lesser of 5,000 shares or $50,000 per each redemption request, which may effect whether the entirety of a redemption request will be considered to be in the “Introductory Period” or “Post-Introductory Period”.

In accordance with the SEC’s current guidance on redemption plans, we intend to limit redemptions in any calendar month to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is less than or equal to 0.5% of the NAV of all of our outstanding shares as of the first day of such calendar month, and intend to limit the amount redeemed in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is 1.25% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we intend to make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given month or quarter, as these commercial real estate assets are paid off or sold, but we do not intend to redeem more than 5.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

Further, our Manager may in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on the Fundrise Platform to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT. See “Description of Our Common Shares—Redemption Plan” for more details.

Q:	Will I still be entitled to distributions after I submit a request for redemption?

A:

Yes. You will continue to receive distributions with respect to the common shares that are subject to a redemption request between the time you make such redemption request and the effective date of the redemption. However, if you redeem your shares during the Introductory Period, those distributions will be credited against the redemption price otherwise payable to you such that your redemption price will be no greater than your original investment.

Q:	Will I be charged upfront selling commissions?

A:	No. Investors will not pay upfront selling commissions as part of the price per common share purchased in this offering. Additionally, there is no dealer manager fee or other service-related fee in connection with the offering and sale of our common shares through the Fundrise Platform.

Q:	Who pays your organization and offering costs?

A:	Our Manager or its affiliates pay on our behalf all costs incurred in connection with our organization and the offering of our shares. See “Estimated Use of Proceeds” for more information about the types of costs that may be incurred, including those expenses described in the next paragraph. At the election of our Manager, we began reimbursing our Manager, without interest, for these organization and offering costs incurred both before and after such date. Reimbursement payments are made in monthly installments, but the aggregate monthly amount reimbursed can never exceed 0.50% of the aggregate gross offering proceeds from this offering; provided, however, no reimbursement shall be made which, as a result of the reimbursement, would cause the net asset value to be less than $10.00 per share. If the sum of the total unreimbursed amount of such organization and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until our Manager has been reimbursed in full. As of December 31, 2016, approximately $474,000 in organizational and offering costs have been incurred by our Manager, and approximately $41,915 has been reimbursed to our Manager in connection with our offering.

Our sponsor has established, and intends to continue to establish, a number of eREITsTM as real estate investment trusts that are similar in structure to ours. As we are one of our sponsor’s initial such eREITsTM, the legal fees and other formation and structuring expenses incurred by our sponsor in this offering may be substantially higher than those of future similar eREITsTM. Accordingly, our sponsor has agreed to allocate legal fees incurred in establishing the first ten such eREITsTM (including Fundrise West Coast Opportunistic REIT, LLC) that exceed the estimated legal fees of $312,500 per eREITTM, to other eREITsTM sponsored by our sponsor. As a result, we and each of the other nine eREITsTM will be required to reimburse our sponsor for up to $312,500 in legal fees incurred in preparing such offerings. Our sponsor believes that this allocation of legal fees to future similar eREITsTM is the most equitable way to ensure that all of the first ten eREITsTM bear the burden of establishing a working framework for similar offerings under the newly revised rules of Regulation A. If our sponsor is not successful in organizing an offering for each of the other nine eREITsTM, our sponsor will bear the legal costs that exceed the portion allocated to us.

Q:	What fees and expenses do you pay to our Manager or any of its affiliates?

A:

We pay our Manager a quarterly asset management fee at an annualized rate of 0.85%, which until December 31, 2017, will be based on our net offering proceeds as of the end of each quarter, and thereafter will be based on our NAV at the end of each prior quarter. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. The amount of the asset management fee may vary from time to time, and we will publicly report any changes in the asset management fee. Upon liquidation of any of our equity investments in real estate, we reimburse our Manager for actual expenses incurred on our behalf in connection with the liquidation of equity investments in real estate.

Our Manager or an affiliate of the Manager is entitled to reimbursement for costs incurred in connection with the special servicing of any non-performing asset as well as origination fees that are generally paid by the joint-venture, borrowers or co-investors.

We reimburse our Manager for the organization and offering expenses that the Manager has paid or will pay on our behalf. We also reimburse our Manager for out-of-pocket expenses in connection with the origination of our investments, although with respect to our debt investments, those expenses are reimbursed by the borrower. Additionally, we reimburse our Manager for out-of-pocket expenses of third parties in connection with providing services to us. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. The expense reimbursements that we pay to our Manager include expenses incurred by our sponsor in the performance of services under the shared services agreement between our Manager and our sponsor. See “Management—Shared Services Agreement.”

The payment by us of fees and expenses reduces the cash available for investment and distribution and directly impacts our quarterly NAV. See “Management Compensation” for more details regarding the fees paid to our Manager and its affiliates.

Q:	Will you use leverage?

A:	Yes, we may use leverage, and, as of December 31, 2016, had outstanding debt of approximately $1,500,000 that was drawn down from our grid note with our Sponsor. Our targeted portfolio-wide leverage, after we have acquired a substantial portfolio, is between 50-85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. As we continue to acquire our initial portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the interim portfolio) in order to quickly build a diversified portfolio of multifamily rental properties and development assets. Please see “Investment Objectives and Strategy” for more details.

Q:	How often will I receive distributions?

A:

We expect that our Manager will continue to declare and pay distributions quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. Any distributions we make will be at the discretion of our Manager, and will be based on, among other factors, our present and reasonably projected future cash flow.  We expect that the Manager will set the rate of distributions at a level that will be reasonably consistent and sustainable over time, which will be fully dependent on the yields generated by our assets and may be substantially less than the distribution rate that was payable while the distribution support commitment was in effect.  In addition, the Manager’s discretion as to the payment of distributions is limited by the REIT distribution requirements, which generally require that we make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income, computed without regard to the dividends paid deduction and excluding net capital gain. Moreover, even if we make the required minimum distributions under the REIT rules, we are subject to U.S. federal income and excise taxes on our undistributed taxable income and gains. As a result, the Manager will make such additional distributions, beyond the minimum REIT distribution, to avoid such taxes. See “Description of Our Common Shares — Distributions” and “U.S. Federal Income Tax Considerations.”

Any distributions that we make will directly impact our NAV, by reducing the amount of our assets.  Our goal is to provide a reasonably predictable and stable level of current income, through quarterly distributions, while at the same time maintaining a fair level of consistency in our NAV.  Over the course of your investment, your distributions plus the change in NAV per share (either positive or negative) will produce your total return.

Q:	What is the source of your distributions?

A:	We may pay distributions from sources other than cash flow from operations, including from the proceeds of this offering, the private placements to our sponsor and Fundrise, LP, interest or dividend income received from our investments, redemption and/or redemption premiums of investments in commercial real estate through majority-owned subsidiaries with rights to receive preferred economic returns, the sale of investments or loan proceeds, among others, and we have no limit on the amounts we may pay from such sources.

Q:	Will the distributions I receive be taxable as ordinary income?

A:	Unless your investment is held in a qualified tax-exempt account or we designate certain distributions as capital gain dividends, distributions that you receive generally will be taxed as ordinary income to the extent they are from current or accumulated earnings and profits. The portion of your distribution in excess of current and accumulated earnings and profits is considered a return of capital for U.S. federal income tax purposes and will reduce the tax basis of your investment, rather than result in current tax, until your basis is reduced to zero. Return of capital distributions made to you in excess of your tax basis in our common shares will be treated as sales proceeds from the sale of our common shares for U.S. federal income tax purposes. Distributions we designate as capital gain dividends are generally taxable at long-term capital gains rates for U.S. federal income tax purposes. However, because each investor’s tax considerations are different, we recommend that you consult with your tax advisor. You also should review the section of this offering circular entitled “U.S. Federal Income Tax Considerations,” including for a discussion of the special rules applicable to distributions in redemption of shares and liquidating distributions.

Q:	May I reinvest my cash distributions in additional shares?

A:	Yes. While we have not adopted a distribution reinvestment plan whereby investors may elect to have their cash distributions automatically reinvested in additional common shares, so long as this offering remains ongoing, you may choose to use the proceeds of any distribution to purchase additional shares hereunder either directly or through a program established by our Manager. The purchase price for such shares is $10.00 until December 31, 2017. Thereafter, the per share purchase price in this offering will be adjusted at the beginning of every fiscal quarter (or as soon as commercially reasonable thereafter), and will be equal to the greater of (i) $10.00 per share or (ii) our NAV divided by the number of shares outstanding as of the close of business on the last business day of the prior fiscal quarter. Our Manger shall adjust our per share purchase price as of the date the new NAV is announced, not the date of such NAV, and investors shall pay the most recent publicly announced purchase price as of the date of their subscription. Solely by way of example, if an investor submits a subscription on April 2, such investor shall pay the per share purchase price previously announced in January, not the per share purchase price that would be expected to be announced at a later date in April. Note, however, that under the rules applicable to us under Regulation A, we are only permitted to publicly offer up to $50,000,000 of our common shares in any twelve-month period.

Q:	Who might benefit from an investment in your shares?

A:	An investment in our shares may be beneficial for you if you seek to diversify your personal portfolio with a real estate investment vehicle focused primarily on multifamily rental properties and development projects, with such investments consisting of commercial real estate equity, commercial real estate loans, and other select real estate-related assets, seek to receive current income, seek to preserve capital and are able to hold your investment for a time period consistent with our liquidity strategy. On the other hand, we caution persons who require immediate liquidity or guaranteed income, or who seek a short-term investment, that an investment in our shares will not meet those needs.

Q:	Are there any risks involved in buying your shares?

A:	Investing in our common shares involves a high degree of risk. If we are unable to effectively manage the impact of these risks, we may not meet our investment objectives, and therefore, you should purchase these securities only if you can afford a complete loss of your investment. See “Risk Factors” for a description of the risks relating to this offering and an investment in our shares.

Q:	How does a “best efforts” offering work?

A:	When common shares are offered to the public on a “best efforts” basis, we are only required to use our best efforts to sell our common shares. Neither our sponsor, Manager nor any other party has a firm commitment or obligation to purchase any of our common shares.

Q:	Who can buy shares?

A:	Generally, you may purchase shares if you are a “qualified purchaser” (as defined in Regulation A under the Securities Act). “Qualified purchasers” include:

• “accredited investors” under Rule 501(a) of Regulation D; and

• all other investors so long as their investment in our common shares does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons).

However, our common shares are being offered and sold only to those investors that are within the latter category (i.e., investors whose investment in our common shares does not represent more than 10% of the applicable amount), regardless of an investor’s status as an “accredited investor”.

Net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles. We reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A. Please refer to the section above entitled “State Law Exemption and Purchase Restrictions” for more information.

Q:	How do I buy shares?

A:	You may purchase our common shares in this offering by creating a new account, or logging into your existing account, at the Fundrise Platform. You will need to fill out a subscription agreement like the one attached to this offering circular as Appendix B for a certain investment amount and pay for the shares at the time you subscribe.

Q:	Is there any minimum investment required?

A:

Yes. If you are a first time investor in our common shares, you must initially purchase at least 100 shares in this offering, or $1,000 based on the current per share price. There is no minimum investment requirement on additional purchases after you have purchased a minimum of 100 shares. However, in certain instances, we may revise the minimum purchase requirements in the future or elect to waive the minimum purchase requirement, such as for individuals who participate in different plans established by our Manager through which they can invest in our common shares.

In addition, in order to help protect us from the risk of chargebacks, we intend to require that any subscription in excess of $100,000 of our shares be funded through a bank wire transfer and not an ACH electronic fund transfer.

Q:	May I make an investment through my IRA or other tax-deferred retirement account?

A:	Generally, yes. We currently accept investments through IRAs maintained with certain custodians, although we intend to limit the amount of IRA investments to less than 25 percent of our shares. However, IRAs or other tax-deferred retirement accounts that invest in our shares generally are subject to tax on all or a significant portion of their share of our profits as “unrelated business taxable income” under the Code.

Q:	What will you do with the proceeds from your offering?

A:	We have used, and intend to continue to use, substantially all of the net proceeds from this offering (after paying or reimbursing organization and offering expenses) to invest in and manage a diverse portfolio of assets primarily consisting of multifamily rental properties and development projects through the acquisition of equity interests in such properties or debt, as well as commercial real estate debt securities and other real estate-related assets, where the underlying assets primarily consist of such properties. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. We expect that any expenses or fees payable to our Manager for its services in connection with managing our daily affairs, including but not limited to, the selection and acquisition or origination of our investments, will be paid from cash flow from operations. If such fees and expenses are not paid from cash flow (or waived) they will reduce the cash available for investment and distribution and will directly impact our quarterly NAV. See “Management Compensation” for more details regarding the fees that are paid to our Manager and its affiliates.

We may not be able to promptly invest the net proceeds of this offering in commercial real estate and other select real estate-related assets. In the interim, we may invest in short-term, highly liquid or other authorized investments. Such short-term investments will not earn as high of a return as we expect to earn on our real estate-related investments.

Q:	How long will this offering last?

A:	We currently expect that this offering will remain open for investors until we raise the maximum amount being offered, unless terminated by us at an earlier time. We reserve the right to terminate this offering for any reason at any time.

Q:	Will I be notified of how my investment is doing?

A:	Yes, we will provide you with periodic updates on the performance of your investment in us, including:

• an annual report;

• a semi-annual report;

• current event reports for specified material events within four business days of their occurrence;

• supplements to the offering circular, if we have material information to disclose to you; and

• other reports that we may file or furnish to the SEC from time to time.

We will provide this information to you by posting such information on the SEC’s website at www.sec.gov, on the Fundrise Platform at www.fundrise.com, via e-mail, or, upon your consent, via U.S. mail.

Q:	When will I get my detailed tax information?

A:	Your IRS Form 1099-DIV tax information, if required, will be provided by January 31 of the year following each taxable year.

Q:	Who can help answer my questions about the offering?

A:	If you have more questions about the offering, or if you would like additional copies of this offering circular, you should contact us by email at investments@fundrise.com or by mail at:

Fundrise West Coast Opportunistic REIT, LLC

1601 Connecticut Ave. NW

Suite 300

Washington, D.C. 20009

Attn: Investor Relations

OFFERING SUMMARY

This offering summary highlights material information regarding our business and this offering that is not otherwise addressed in the “Questions and Answers About this Offering” section of this offering circular. Because it is a summary, it may not contain all of the information that is important to you. To understand this offering fully, you should read the entire offering circular carefully, including the “Risk Factors” section before making a decision to invest in our common shares.

Fundrise West Coast Opportunistic REIT, LLC

Fundrise West Coast Opportunistic REIT, LLC is a recently organized Delaware limited liability company formed to originate, invest in and manage a diversified portfolio primarily consisting of investments in multifamily rental properties and development projects located primarily in the Los Angeles, CA, San Francisco, CA, San Diego, CA, Seattle, WA, and Portland, OR metropolitan statistical areas (“MSAs”), with such investments consisting of equity interests in such properties or debt, as well as commercial real estate debt securities and other select real estate-related assets, where the underlying assets primarily consist of such properties. We define development projects to include a range of activities from major renovation and lease-up of existing buildings to ground up construction. With demand stoked by demographic trends and supply constrained by economic forces, our Manager believes that West Coast multifamily rental units have displayed strong performance and are expected to be well positioned to see continued low vacancies and healthy rent growth moving forward.  While we primarily invest in multifamily rental properties and development projects located in the Los Angeles, CA, San Francisco, CA, San Diego, CA, Seattle, WA, and Portland, OR MSAs, we may invest in other asset classes as well as other locations, depending on the availability of suitable investment opportunities. We may also invest in commercial real estate-related debt securities (including commercial mortgage-backed securities, or CMBS, collateralized debt obligations, or CDOs, and REIT senior unsecured debt) and other real estate-related assets. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. We have operated, and intend to continue to operate, in a manner that allows us to qualify as a REIT for U.S. federal income tax purposes. Among other requirements, REITs are required to distribute to shareholders at least 90% of their annual REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain).

Our office is located at 1601 Connecticut Ave. NW, Suite 300, Washington, D.C. 20009. Our telephone number is (202) 584-0550. Information regarding the Company is also available on our web site at www.fundrise.com.

Recent Developments

Capital Raised

As of September 1, 2017, we had settled subscriptions for approximately $22.8 million in our offering (including the approximate $100,000 received in private placements to our sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our sponsor).

Assets Acquired

See “Plan of Operation—Our Investments” for a detailed summary of our assets.

Distributions Declared

Through October 1, 2017, we have declared an aggregate of 6 distributions since our inception with a weighted average annualized yield of 7.32%. See “Description of Our Common Shares—Distributions” below. During fiscal year 2017, our distributions have been funded from both cash flow from operations and offering proceeds with a majority of such distributions being funded from our cash flow provided by operations. While we are under no obligation to do so, we expect that our Manager will continue to declare distributions with a daily record date, and pay distributions quarterly in arrears in amounts similar to those previously declared. However, there can be no assurance as to whether distributions will be declared or the amount of such distributions.

On December 22, 2017, we declared a daily distribution of $0.001643836 per share (the “January 2018 Daily Distribution Amount”) (which equates to approximately 6.0% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on January 1, 2018 and ending on January 31, 2018 (the “January 2018 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the January 2018 Distribution Period and the distributions are scheduled to be paid prior to April 21, 2018. While the Company’s Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein and a constant per-share purchase price of $10 per share.

In addition, as a result of its declared dividend for the period commencing on October 1, 2017 and sending on December 31, 2017 (the "Q4 2017 Distribution Period"), the Company anticipates distributing, on or before January 21, 2018, approximately $528,000 to shareholders of record during the Q4 2017 Distribution Period.

Change of Principal Address

On January 3, 2017, the Company moved its headquarters to 1601 Connecticut Ave., NW, Suite 300, Washington, DC 20009. The Company’s telephone number remains the same, 202-584-0550.

Issuance of Promissory Note

See “Plan of Operation – Related Party Loans and Warehousing of Assets – Promissory Grid Note” for more information regarding our amended and restated promissory grid notes with Rise Companies Corp.

Acceptance of IRA Investments

On January 31, 2017, we announced that we would begin accepting subscriptions from investment retirement accounts (IRAs) maintained with certain custodians.

Reduction in Management Compensation

On May 1, 2017, the Company's Manager reduced its quarterly asset management fee from 1.0% to 0.85%, as well as changed its special servicing fee from 1.00% of the original value of a non-performing asset to only reimbursement of actual expenses incurred on the Company's behalf in connection with the special servicing of non-performing assets.

Investment Strategy

We have used, and intend to continue to use, substantially all of the proceeds of this offering to originate, acquire, asset manage, operate, selectively leverage, syndicate and opportunistically sell multifamily rental properties and development projects through the acquisition of equity interests in such properties or debt (including senior mortgage loans, subordinated mortgage loans (also referred to as B Notes), mezzanine loans, and participations in such loans), as well as commercial real estate debt securities and other real estate-related assets, where the underlying assets primarily consist of such properties. Our management has extensive experience investing in numerous types of properties. While we focus our investments primarily in multifamily rental properties and development projects, in the event that appropriate investment opportunities are not available, we may acquire a wide variety of commercial properties, including office, industrial, retail, recreation and leisure, single-tenant residential and other real properties. These properties may be existing, income-producing properties, newly constructed properties or properties under development or construction and may include multifamily rental properties purchased for conversion into condominiums and single-tenant properties that may be converted for multifamily use. We focus on acquiring properties with significant possibilities for capital appreciation, such as those requiring development, redevelopment or repositioning, those located in markets with high growth potential and those available from sellers who are distressed or face time-sensitive deadlines. We also may invest in real estate-related securities, including securities issued by other real estate companies, either for investment or in change of control transactions completed on a negotiated basis or otherwise, and in bridge and mezzanine loans that may lead to an opportunity to purchase a real estate interest. In addition, to the extent that our Manager and its investment committee determine that it is advantageous, we also may make or invest in commercial mortgage-backed securities, mortgage loans and tenant-in-common interests. We expect that our portfolio of debt investments will be secured primarily by U.S. based collateral, primarily multifamily rental properties and development projects, and diversified by security type.

We seek to create and maintain a portfolio of multifamily rental properties and development project investments that generate a low volatility income stream of attractive and consistent cash distributions. Our focus on investing in debt and equity instruments emphasizes the payment of current returns to investors and preservation of invested capital as our primary investment objectives, as well as emphasizing capital appreciation from our investments, as is typically the case with strategies focused exclusively on opportunistic or equity-oriented investments.

For debt investments, our Manager directly structures, underwrites and originates many of the debt products in which we invest, as doing so provides for the best opportunity to control our borrower and partner relationships and optimize the terms of our investments. Our proven underwriting process, which our management team has successfully developed over their extensive real estate careers in a variety of market conditions and implemented at our sponsor, involves comprehensive financial, structural, operational and legal due diligence of our borrowers and partners in order to optimize pricing and structuring and mitigate risk. We feel the current and future market environment for multifamily rental properties and development projects (including any existing or future government-sponsored programs) provides a wide range of opportunities to generate compelling investments with strong risk-return profiles for our shareholders.

Investment Objectives

Our primary investment objectives are:

•	to realize growth in the value of our investments within approximately five years of the termination of this offering;

•	to grow net cash from operations so that an increasing amount of cash flow is available for distributions to investors over the long term;

•	to pay attractive and consistent cash distributions;

•	to enable investors to realize a return on their investment by beginning the process of liquidating and distributing cash to investors within approximately five years of the termination of this offering, or providing liquidity through alternative means such as in-kind distributions of our own securities or other assets; and

•	to preserve, protect and return your capital contribution.

We also seek to realize growth in the value of our investments by timing their sale to maximize value. However, there is no assurance that our investment objectives will be met.

Market Opportunities

We believe that the near and intermediate-term market for investment in select multifamily rental properties and development projects, in the form of both fee and debt interests directly or through joint venture investments, is compelling from a risk return perspective. Given the prospect of low growth for the economy, we favor a strategy weighted toward targeting senior and mezzanine debt that maximizes current income and equity investments below the radar of institutional-sized investors with significant potential value creation. In contrast, returns typically associated with pure equity strategies are mostly “back-ended” and are dependent on asset appreciation, capitalization rate compression, cash flow growth, aggressive refinancing and/or sale of the underlying property. We believe that our investment strategy, combined with the experience and expertise of our Manager’s management team, provide opportunities to originate investments with attractive current and accrued returns, alongside long-term equity returns and strong structural features. These investments are sourced using local, joint venture real estate companies, thereby taking advantage of changing market conditions in order to seek the best risk-return dynamic for our shareholders.

In particular, we believe that supply and demand for multifamily rental properties and development projects have diverged and set rent growth on a sustainable upward trajectory. Coupled with a favorable capital environment featuring attractive permanent financing and a cap-interest rate spread that provides a strong buffer for asset valuations in the face of rising interest rates, investment in multifamily rental properties and development projects offers a high degree of principal protection and compelling risk-adjusted returns.

Our Manager

Fundrise Advisors, LLC, our Manager, manages our day-to-day operations. Our Manager is an investment adviser registered with the SEC and a wholly-owned subsidiary of our sponsor. A team of real estate and debt finance professionals, acting through our Manager, makes all the decisions regarding the selection, negotiation, financing and disposition of our investments, subject to the limitations in our operating agreement. Our Manager also provides asset management, marketing, investor relations and other administrative services on our behalf with the goal of maximizing our operating cash flow and preserving our invested capital. Rise Companies Corp., our sponsor, is able to exercise significant control over our business.

About the Fundrise Platform

We are also an affiliate of Fundrise, LLC, the owner and operator of an online financial platform focused on real estate, which may be found on the website: www.fundrise.com (the “Fundrise Platform”). Fundrise, LLC is a wholly-owned subsidiary of Rise Companies Corp., our sponsor.

Benjamin S. Miller, the co-founder and Chief Executive Officer of Rise Companies Corp. is responsible for overseeing the day-to-day operations of Rise Companies Corp. and its affiliates, including Fundrise, LLC.

Our Structure

The chart below shows the relationship among various Rise Companies Corp. affiliates and the Company as of the date of this offering circular.

*      As we raise sufficient offering proceeds to acquire investments, (i) we may obtain a related party loan from, or issue a participation interest to, Fundrise Lending or its affiliates, or (ii) Fundrise Lending or its affiliates may acquire such investments and sell them to us at a later time. See “Plan of Operation – Related Party Loans and Warehousing of Assets.”

**   Pursuant to our operating agreement, the Manager receives an asset management fee and a reimbursement of special servicing expenses. See “Management Compensation.”

Management Compensation

Our Manager and its affiliates receive fees and expense reimbursements for services relating to this offering and the investment and management of our assets. The items of compensation are summarized in the following table. Neither our Manager nor its affiliates receive any selling commissions or dealer manager fees in connection with the offer and sale of our common shares. See “Management Compensation” for a more detailed explanation of the fees and expenses payable to our Manager and its affiliates.

Form of Compensation and Recipient	Determination of Amount	Estimated Amount

Organization and Offering Stage

Organization and Offering Expenses — Manager	Our Manager has paid and will continue to pay offering expenses on our behalf in connection with the offering of our shares. We reimburse our Manager for these costs and future offering costs it may incur on our behalf.	$1,000,000

Acquisition and Development Stage

Acquisition / Origination Fee — Manager or its Affiliate	The co-investors, joint venture or borrower pays up to 2.0% of the amount funded by us, our sponsor or affiliates of our sponsor to acquire or originate commercial real estate loans or the amount invested in the case of joint venture equity investments, excluding any acquisition and origination expenses and any debt attributable to such investments. We are not entitled to this fee.	Paid by the co-investors, joint-venture or borrower at closing. Actual amounts are dependent upon the total equity and debt capital we raise; we cannot determine these amounts at the present time.

Reimbursement of Acquisition / Origination Expenses — Manager	We reimburse our Manager for actual expenses incurred in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not we ultimately acquire or originate the investment.	Actual amounts are dependent upon the offering proceeds we raise (and any leverage we employ); we cannot determine these amounts at the present time.

Form of Compensation and Recipient	Determination of Amount	Estimated Amount

Operational Stage

Asset Management Fee — Manager	Quarterly asset management fee currently equal to an annualized rate of 0.85%, which, until December 31, 2017, will be based on our net offering proceeds as of the end of each quarter, and thereafter will be based on our NAV at the end of each prior quarter. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. The amount of the asset management fee may vary from time to time, and we will publicly report any changes in the asset management fee.	Actual amounts are dependent upon the offering proceeds we raise (and any leverage we employ) and the results of our operations; we cannot determine these amounts at the present time.

Special Servicing Expenses – Manager or Other Party	We reimburse our Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. Whether an asset is deemed to be non-performing is in the sole discretion of our Manager.	Actual amounts are dependent upon the occurrence of an asset becoming non-performing, the original value of such asset, and the results of our operations; we cannot determine these amounts at the present time.

Other Operating Expenses — Manager	We reimburse our Manager for out-of-pocket expenses paid to third parties in connection with providing services to us. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs.	Actual amounts are dependent upon the results of our operations; we cannot determine these amounts at the present time.

The expense reimbursements that we pay to our Manager also include expenses incurred by our sponsor in the performance of services under the shared services agreement between our Manager and our sponsor, including any increases in insurance attributable to the management or operation of our Company.

Liquidation/Listing Stage

Equity Liquidation Expenses – Manager	We reimburse our Manager for actual expenses incurred on our behalf in connection with the liquidation of equity investments in real estate. Whether to liquidate an equity investment in real estate is in the sole discretion of our Manager.	Actual amounts are dependent upon the liquidation of a real estate asset, and the results of our operations; we cannot determine these amounts at the present time.

Summary of Risk Factors

Investing in our common shares involves a high degree of risk. You should carefully review the “Risk Factors” section of this offering circular, beginning on page 22, which contains a detailed discussion of the material risks that you should consider before you invest in our common shares.

Conflicts of Interest

Our Manager and its affiliates experience conflicts of interest in connection with the management of our business. Some of the material conflicts that our Manager and its affiliates face include the following:

•	The asset management fee paid to our Manager is based on our NAV, which is calculated by our sponsor’s internal accountants and asset management team. Our Manager may benefit by us retaining ownership of our assets at times when our shareholders may be better served by the sale or disposition of our assets in order to avoid a reduction in our NAV.

•

Our sponsor’s real estate and debt finance professionals acting on behalf of our Manager must determine which investment opportunities to recommend to us and other Fundrise entities. Our sponsor has previously organized, as of the date of this offering circular, the following similar programs (eREITs TM and eFundsTM):

• Fundrise Real Estate Investment Trust, LLC (the “Income eREITTM”), which was formed to originate, invest in and manage a diversified portfolio of commercial real estate investments through the acquisition of commercial real estate loans;

• Fundrise Equity REIT, LLC (the “Growth eREITTM”), which was formed to originate, invest in and manage a diversified portfolio of commercial real estate properties;

• Fundrise Midland Opportunistic REIT, LLC (the “Heartland eREITTM”), which was formed to originate, invest in and manage a diversified portfolio primarily consisting of investments in multifamily rental properties and development projects located primarily in the Houston, TX, Dallas, TX, Austin, TX, Chicago, IL, and Denver, CO metropolitan statistical areas;

• Fundrise East Coast Opportunistic REIT, LLC (the “East Coast eREITTM”), which was formed to originate, invest in and manage a diversified portfolio primarily consisting of investments in multifamily rental properties and development projects located primarily in the states of Massachusetts, New York, New Jersey, North Carolina, South Carolina, Georgia and Florida, as well as the metropolitan statistical areas of Washington, DC and Philadelphia, PA;

• Fundrise For-Sale Housing eFUND – Los Angeles CA, LLC (the “LA Homes eFundTM”), which was formed to acquire property for the development of for-sale housing in the Los Angeles, CA metropolitan statistical area; and

• Fundrise For-Sale Housing eFUND – Washington DC, LLC (the “DC Homes eFundTM”), which was formed to acquire property for the development of for-sale housing in the Washington, DC metropolitan statistical area.

These additional Fundrise Platform investment opportunities may have investment criteria that compete with us.

•	Our sponsor’s real estate and debt finance professionals acting on behalf of our Manager have to allocate their time among us, our sponsor’s business and other programs and activities in which they are involved.

•	The terms of our operating agreement (including the Manager’s rights and obligations and the compensation payable to our Manager and its affiliates) were not negotiated at arm’s length.

•	Our shareholders may only remove our Manager for “cause” following the affirmative vote of shareholders holding two-thirds of the outstanding common shares. Unsatisfactory financial performance does not constitute “cause” under the operating agreement.

•	At some future date after we have acquired a substantial investment portfolio that our Manager determines would be most effectively managed by our own personnel, we may seek shareholder approval to internalize our management by acquiring assets and employing the key real estate and debt finance professionals performing services to us on behalf of our Manager for consideration that would be negotiated at that time. The payment of such consideration could result in dilution to your interest in us and could reduce the net income per share and funds from operations per share attributable to your investment. Additionally, in an internalization transaction, our sponsor’s real estate and debt finance professionals that become our employees may receive more compensation than they previously received from our sponsor or its affiliates. These possibilities may provide incentives to these individuals to pursue an internalization transaction, even if an alternative strategy might otherwise be in our shareholder’s best interests.

•	Our Manager may, without shareholder consent unless otherwise required by law, determine that we should merge or consolidate through a roll-up or other similar transaction involving other entities, including entities affiliated with our Manager, into or with such other entities.

•	As a non-listed company conducting an exempt offering pursuant to Regulation A, we are not subject to a number of corporate governance requirements, including the requirements for a board of directors or independent board committees.

Borrowing Policy

We may employ conservative levels of borrowing in order to provide additional funds to support our investment activities, and, as of December 31, 2016, had outstanding debt of approximately $1,500,000 that was drawn down from our grid note with our Sponsor. Our target portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are significantly growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the portfolio) in order to quickly build a diversified portfolio of multifamily rental properties and development projects. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during a period when we are significantly growing our portfolio, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee. See “Investment Objectives and Strategy” for more details regarding our leverage policies.

Valuation Policies

We engage an independent valuation expert with expertise in appraising certain commercial real estate loans and assets to provide annual valuations of certain commercial real estate assets and investments, including related liabilities, that are set forth in reports of the underlying real estate, and to adjust those valuations for events known to the independent valuation expert that it believes are likely to have a material impact on previously provided estimates of the value of the affected commercial real estate assets and investments and related liabilities. Our real estate assets consist primarily of a diversified portfolio of multifamily rental properties and development projects, which may take the form of commercial real estate equity investments, commercial real estate loans, and other real estate-related assets, where the underlying collateral will typically be commercial real estate or security interests therein. Our commercial real estate related liabilities consist primarily of participation interests, as described in “Plan of Operations—Related Party Loans and Warehousing of Assets”. In addition, our assets include liquid assets, and securities classified as held to maturity, which will not be valued by our independent valuation expert, and cash and cash equivalents. We amortize asset acquisition costs over the duration of the real estate asset. In the instances of assets with uncertain durations, we amortize asset acquisition costs over five years. Our liabilities also include accrued fees and operating expenses, accrued distributions payable, accrued management fees and, to the extent we are using margin, trade payables incurred in the ordinary course of business, which are estimated by our Manager. Our Manager is responsible for ensuring that the independent valuation expert discharges its responsibilities in accordance with our valuation guidelines, and periodically receives and reviews such information about the valuation of our assets and liabilities as it deems necessary to exercise its oversight responsibility.

At the end of each fiscal quarter, beginning December 31, 2017, our sponsor’s internal accountants will calculate our NAV per share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, based upon (a) market capitalization rates, comparable sales information, interest rates, net operating income, (b) with respect to debt, default rates, discount rates and loss severity rates, and (c) in certain instances reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions and (4) estimated accruals of our operating revenues and expenses. Note, however, that the determination of our NAV is not based on, nor intended to comply with, fair value standards under GAAP, and our NAV may not be indicative of the price that we would receive for our assets at current market conditions. In instances where we determine that an appraisal of the real estate asset is necessary, including, but not limited to, instances where our Manager is unsure of its ability on its own to accurately determine the estimated values of our commercial real estate assets and investments, or instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, we will engage an appraiser that has expertise in appraising commercial real estate assets, to act as our independent valuation expert. The independent valuation expert is not responsible for, or for preparing, our quarterly NAV per share. If a material event occurs between scheduled annual valuations that our Manager believes may materially affect the value of any of our commercial real estate assets and investments, including related liabilities, our Manager anticipates informing the independent valuation expert so that, if appropriate, the independent valuation expert can adjust the most recent valuations provided in the applicable report, if any, to account for the estimated impact. Our sponsor’s internal accountants determine our NAV per share by dividing our NAV in such fiscal quarter by the number of our common shares outstanding as of the end of such fiscal quarter, prior to giving effect to any share purchases or redemptions to be effected for such fiscal quarter.

As there is no market value for our shares as they are not expected to be listed or traded, our goal is to provide a reasonable estimate of the value of our shares on a quarterly basis, with the understanding that our common shares are not listed or traded on any stock exchange or other marketplace. However, the majority of our assets consist of commercial real estate equity investments and, as with any commercial real estate valuation protocol, the conclusions reached by our independent valuation expert are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given quarter, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the quarterly calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in a market transaction, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement as promptly as reasonably practicable, and will update the NAV information provided on our website.

Quarterly Share Price Adjustments

Our Manager set our initial offering price at $10.00 per share, which will be the purchase price of our common shares until December 31, 2017. Thereafter, the per share purchase price in this offering will be adjusted every fiscal quarter (or as soon as commercially reasonable thereafter), and will be equal to the greater of (i) $10.00 per share or (ii) our NAV divided by the number of shares outstanding as of the close of business on the last business day of the prior fiscal quarter, in each case prior to giving effect to any share purchases or redemptions to be effected on such day. Our Manger shall adjust our per share purchase price as of the date the new NAV is announced, not the date of such NAV, and investors shall pay the most recent publicly announced purchase price as of the date of their subscription. Solely by way of example, if an investor submits a subscription on April 2, such investor shall pay the per share purchase price previously announced in January, not the per share purchase price that would be expected to be announced at a later date in April.

Beginning after December 31, 2017, we will file with the SEC on a quarterly basis an offering circular supplement disclosing the quarterly determination of our NAV per share that will be applicable for such fiscal quarter, which we refer to as the pricing supplement. We will also post that fiscal quarter’s NAV on the public Fundrise Platform, www.fundrise.com. The Fundrise Platform will also contain this offering circular, including any supplements and amendments. We will disclose, on a quarterly basis in an offering circular supplement filed with the SEC, the principal valuation components of our NAV. In addition, if a material event occurs in between quarterly updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement as promptly as reasonably practicable, and will update the NAV information provided on our website.

Any subscriptions that we receive prior to the end of a fiscal quarter will be executed at a price equal to our NAV per share applicable to such fiscal quarter. See “Description of Our Common Shares—Quarterly Share Price Adjustments” for more details.

Redemption Plan

Our common shares are currently not listed on a national securities exchange or included for quotation on a national securities market, and currently there is no intention to list our common shares. In order to provide our shareholders with some limited liquidity, we have adopted a redemption plan to enable shareholders to redeem their common shares in limited circumstances. We will not solicit redemptions under this redemption plan, other than through our offering circular and any supplements or amendments thereto disclosing our NAV per share. Shareholders desiring to request redemption of their common shares must do so of their own volition and not at our behest, invitation or encouragement. Our role in effectuating redemptions under the redemption plan will solely by ministerial.

While shareholders should view this investment as long-term, we have adopted a redemption plan whereby, on a monthly basis, an investor has the opportunity to obtain liquidity. Our Manager has designed our redemption plan with a view towards providing investors with an initial period with which to decide whether a long-term investment in our Company is right for them. In addition, despite the illiquid nature of the assets expected to be held by our Company, our Manager believes it is best to provide the opportunity for ongoing liquidity in the event shareholders need it.

Pursuant to our redemption plan, a shareholder may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by us.

The calculation of the redemption price will depend, in part, on whether a shareholder requests redemption within the first eighty-nine (89) days of first becoming a shareholder (the “Introductory Period”) or thereafter (the “Post-Introductory Period”).

During the Introductory Period, the per share redemption price will be equal to the purchase price of the shares being redeemed reduced by (i) the aggregate sum of distributions paid with respect to such shares, rounded down to the nearest cent and (ii) the aggregate sum of distributions, if any, declared but unpaid on the shares subject to the redemption request. In other words, a shareholder would receive back their original investment amount, from the redemption price paid, prior distributions received and distributions that have been declared (and that will be received when paid), but would not receive any amounts in excess of their original investment amount.

During the Post-Introductory Period, the per share redemption price will be calculated based on a declining discount to the per share price for our common shares in effect at the time of the redemption request, and rounded down to the nearest cent. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by us. During the Post-Introductory Period, the redemption price with respect to the common shares that are subject to the redemption request will not be reduced by the aggregate sum of distributions, if any, that have been (i) paid with respect to such shares prior to the date of the redemption request or (ii) declared but unpaid on such shares with record dates during the period between the redemption request date and the redemption date.

Holding Period from Date of Settlement	Effective Redemption Price (as percentage of per share redemption price) (1)
Less than 90 days (Introductory Period)	100.0	%(2)(3)
90 days until 3 years	97.0	%(4)
3 years to 4 years	98.0	%(5)
4 years to 5 years	99.0	%(6)
More than 5 years	100.0	%(7)

(1)	The Effective Redemption Price will be rounded down to the nearest $0.01.

(2)	The per share redemption price during the Introductory Period is calculated based upon the purchase price of the shares, not the per share price in effect at the time of the redemption request.

(3)	The Effective Redemption Price during the Introductory Period will be reduced by the aggregate sum of distributions paid or payable on such shares, the amount of which we are unable to calculate at this time.

(4)	For shares held at least ninety (90) days but less than three (3) years, the Effective Redemption Price includes the fixed 3% discount to the per share price for our common shares in effect at the time of the redemption request.

(5)	For shares held at least three (3) years but less than four (4) years, the Effective Redemption Price includes the fixed 2% discount to the per share price for our common shares in effect at the time of the redemption request.

(6)	For shares held at least four (4) years but less than five (5) years, the Effective Redemption Price includes the fixed 1% discount to the per share price for our common shares in effect at the time of the redemption request.

(7)	For shares held at least five (5) years, the Effective Redemption Price does not include any discount to the per share price for our common shares in effect at the time of the redemption request.

As shareholders must observe a minimum sixty (60) day waiting period following a redemption request before such request will be honored, whether a redemption request is deemed to be in the Introductory Period or the Post-Introductory Period will be determined as of the date the redemption request is made, not the date the redemption request is honored. Meaning, for example, if a redemption request is submitted during the Introductory Period, but honored after the Introductory Period, the effective redemption price will be determined using the Introductory Period methodology.

Redemption of our common shares may be requested at any time upon written request to us at least sixty (60) days prior to the redemption date; provided, however, written requests for common shares to be redeemed during the Introductory Period must be delivered to our Manager prior to the end of such shareholder's Introductory Period. Our Manager intends to provide notice of redemption by the end of the first month following the sixtieth (60th) day after the submission of the redemption request, with an effective redemption date no earlier than the sixtieth (60th) day following the submission of the redemption request, and expects to remit the redemption price within three (3) business days (but generally no more than five (5) business days) of the effective redemption date. Shareholders may withdraw their redemption request at any time prior to the redemption date.

We cannot guarantee that the funds set aside for the redemption plan will be sufficient to accommodate all requests. In the event our Manager determines, in its sole discretion, that we do not have sufficient funds available to redeem all of the common shares for which redemption requests have been submitted during any given month, such pending requests will be honored on a pro-rata basis, if at all. In the event that not all redemptions are being honored in a given month, the redemption requests not fully honored will have the remaining amount of such redemption requests considered on the next month in which redemptions are being honored. Accordingly, all unsatisfied redemption requests will be treated as requests for redemption on the next date on which redemptions are being honored, with redemptions being processed pro-rata, if at all. If funds available for the redemption plan are not sufficient to accommodate all redemption requests on such future redemption date, common shares will be redeemed on a pro-rata basis, if at all.

We intend to limit common shareholders to one (1) redemption request outstanding at any given time, meaning that, if a common shareholder desires to request more or less shares be redeemed, such common shareholder must first withdraw the first redemption request, which may affect whether the request is considered in the “Introductory Period” or “Post-Introductory Period”. For investors who hold common shares with more than one record date, redemption requests will be applied to such common shares in the order in which they settled, on a last in first out basis – meaning, those common shares that have been continuously held for the shortest amount of time will be redeemed first. In addition, we intend limit individual redemption requests to the lesser of 5,000 shares or $50,000 per each redemption request, which may effect whether the entirety of a redemption request will be considered to be in the “Introductory Period” or “Post-Introductory Period”.

In accordance with the SEC’s current guidance on redemption plans, we intend to limit redemptions in any calendar month to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is less than or equal to 0.5% of the NAV of all of our outstanding shares as of the first day of such calendar month, and intend to limit the amount redeemed in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is 1.25% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we intend to make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given month or quarter, as these commercial real estate assets are paid off or sold, but we do not intend to redeem more than 5.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on the Fundrise Platform to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT. Therefore, you may not have the opportunity to make a redemption request prior to any potential termination of our redemption plan.

Please refer to the section entitled “Description of Our Common Shares—Redemption Plan” for more information.

Liquidity Event

Subject to then existing market conditions, we may consider alternatives to our liquidation as a means for providing liquidity to our shareholders within approximately five years from the completion of this offering. While we expect to seek a liquidity transaction in this time frame, there can be no assurance that a suitable transaction will be available or that market conditions for a transaction will be favorable during that time frame. Our Manager has the discretion to consider a liquidity transaction at any time if it determines such event to be in our best interests. A liquidity transaction could consist of a sale or partial sale of our assets, a sale or merger of the Company, a consolidation transaction with other companies managed by our Manager or its affiliates, a listing of our shares on a national securities exchange or a similar transaction. We do not have a stated term, as we believe setting a finite date for a possible, but uncertain future liquidity transaction may result in actions that are not necessarily in the best interest or within the expectations of our shareholders.

Voting Rights

Our common shareholders have voting rights only with respect to certain matters, primarily relating to amendments to our operating agreement that would adversely change the rights of the common shares, and removal of our Manager for “cause”. Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of common shareholders. Our shareholders do not elect or vote on our Manager, and, unlike the holders of common shares in a corporation, have only limited voting rights on matters affecting our business, and therefore limited ability to influence decisions regarding our business. For additional information, see “Description of Our Common Shares—Voting Rights.”

Other Governance Matters

Other than the limited shareholder voting rights described above, our operating agreement vests most other decisions relating to our assets and to the business of the Company, including decisions relating to acquisitions, originations and dispositions, the engagement of asset managers, the issuance of securities in the Company including additional common shares, mergers, dispositions, roll-up transactions, and other decisions relating to our business, in our Manager. See “Management” for more information about the rights and responsibilities of our Manager.

Investment Company Act Considerations

We intend to conduct our operations so that neither we, nor any of our subsidiaries, is required to register as investment companies under the Investment Company Act of 1940, as amended, or the Investment Company Act. Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, which we refer to as the 40% test. Excluded from the term “investment securities,” among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

We anticipate that we will hold real estate and real estate-related assets described below (i) directly, (ii) through wholly-owned subsidiaries, (iii) through majority-owned joint venture subsidiaries, and, (iv) to a lesser extent, through minority-owned joint venture subsidiaries.

We expect to use substantially all of the net proceeds from this offering (after paying or reimbursing organization and offering expenses) to invest in and manage a diverse portfolio of assets primarily consisting of multifamily rental properties and development projects through the acquisition of equity interests in such properties or debt, as well as commercial real estate debt securities and other real estate-related assets, where the underlying assets primarily consist of such properties.

We monitor our compliance with the 40% test and the holdings of our subsidiaries to ensure that each of our subsidiaries is in compliance with an applicable exemption or exclusion from registration as an investment company under the Investment Company Act.

The securities issued by any wholly-owned or majority-owned subsidiary that we may form and that are excluded from the definition of “investment company” based on Section 3(c)(1) or 3(c)(7) of the Investment Company Act, together with any other investment securities we may own, may not have a value in excess of 40% of the value of our total assets on an unconsolidated basis.

The Investment Company Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. We treat companies in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries. The determination of whether an entity is a majority-owned subsidiary of the Company is made by us. We also treat subsidiaries of which we or our wholly-owned or majority-owned subsidiary is the manager (in a manager-managed entity) or managing member (in a member-managed entity) or in which our agreement or the agreement of our wholly-owned or majority-owned subsidiary is required for all major decisions affecting the subsidiaries (referred to herein as “Controlled Subsidiaries”), as majority-owned subsidiaries even though none of the interests issued by such Controlled Subsidiaries meets the definition of voting securities under the Investment Company Act. We reached our conclusion on the basis that the interests issued by the Controlled Subsidiaries are the functional equivalent of voting securities. We have not asked the SEC staff for concurrence of our analysis and it is possible that the SEC staff could disagree with any of our determinations. If the SEC staff were to disagree with our treatment of one or more companies as majority-owned subsidiaries, we would need to adjust our strategy and our assets. Any such adjustment in our strategy could have a material adverse effect on us.

We believe that neither we nor certain of our subsidiaries will be considered investment companies for purposes of Section 3(a)(1)(A) of the Investment Company Act because we and they will not engage primarily or hold themselves out as being primarily engaged in the business of investing, reinvesting or trading in securities. Rather, we and such subsidiaries will be primarily engaged in non-investment company businesses related to real estate. Consequently, we and our subsidiaries expect to be able to conduct our operations such that none will be required to register as an investment company under the Investment Company Act.

Certain of our subsidiaries may also rely upon the exclusion from the definition of investment company under Section 3(c)(5)(C) of the Investment Company Act. Section 3(c)(5)(C), as interpreted by the staff of the SEC, requires an entity to invest at least 55% of its assets in “mortgages and other liens on and interests in real estate”, which we refer to as “qualifying real estate interests”, and at least 80% of its assets in qualifying real estate interests plus “real estate-related assets”.

Qualification for exemption from registration under the Investment Company Act will limit our ability to make certain investments. To the extent that the SEC staff provides more specific guidance regarding any of the matters bearing upon such exclusions, we may be required to adjust our strategy accordingly. Any additional guidance from the SEC staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the strategies we have chosen.

The loss of our exclusion from regulation pursuant to the Investment Company Act could require us to restructure our operations, sell certain of our assets or abstain from the purchase of certain assets, which could have an adverse effect on our financial condition and results of operations. See “Risk Factors—Risks related to Our Organizational Structure—Maintenance of our Investment Company Act exemption imposes limits on our operations, which may adversely affect our operations.”

RISK FACTORS

An investment in our common shares involves substantial risks. You should carefully consider the following risk factors in addition to the other information contained in this offering circular before purchasing shares. The occurrence of any of the following risks might cause you to lose a significant part of your investment. The risks and uncertainties discussed below are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition. Some statements in this offering circular, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Statements Regarding Forward-Looking Information.”

Risks Related to an Investment in Fundrise West Coast Opportunistic REIT, LLC

We have a limited prior operating history, and the prior performance of our sponsor or other real estate investment opportunities sponsored by our sponsor may not predict our future results.

We are a recently formed company and have a limited operating history. You should not assume that our performance will be similar to the past performance of our sponsor or other real estate investment opportunities sponsored by our sponsor. Our limited operating history significantly increases the risk and uncertainty you face in making an investment in our shares.

Because no public trading market for your shares currently exists, it will be difficult for you to sell your shares and, if you are able to sell your shares, you will likely sell them at a substantial discount to the public offering price.

Our operating agreement does not require our Manager to seek shareholder approval to liquidate our assets by a specified date, nor does our operating agreement require our Manager to list our shares for trading on a national securities exchange by a specified date. There is no public market for our shares and we currently have no plans to list our shares on a stock exchange or other trading market. Until our shares are listed, if ever, you may not sell your shares unless the buyer meets the applicable suitability and minimum purchase standards. In addition, our operating agreement prohibits the ownership of more than 9.8% in value or number of our shares, whichever is more restrictive, or more than 9.8% in value or number of our common shares, whichever is more restrictive, unless exempted by our Manager, which may inhibit large investors from purchasing your shares. In its sole discretion, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity or to preserve our status as a REIT, our Manager could amend, suspend or terminate our redemption plan without notice. Further, the redemption plan includes numerous restrictions that would limit your ability to sell your shares. We describe these restrictions in more detail under “Description of Our Common Shares —Redemption Plan.” Therefore, it will be difficult for you to redeem and/or sell your shares promptly or at all. If you are able to sell your shares, you would likely have to sell them at a substantial discount to their public offering price. It is also likely that your shares would not be accepted as the primary collateral for a loan. Because of the illiquid nature of our shares, you should purchase our shares only as a long-term investment and be prepared to hold them for an indefinite period of time.

If we are unable to find suitable investments, we may not be able to achieve our investment objectives or pay distributions.

Our ability to achieve our investment objectives and to pay distributions depends upon the performance of our Manager in the acquisition of our investments and the ability of our Manager to source investment opportunities for us. The more money we raise in this offering, the greater our challenge will be to invest all of the net offering proceeds on attractive terms. We cannot assure you that our Manager will be successful in obtaining suitable investments on financially attractive terms or that, if our Manager makes investments on our behalf, our objectives will be achieved. If we, through our Manager, are unable to find suitable investments promptly, we will hold the proceeds from this offering in an interest-bearing account or invest the proceeds in short-term assets in a manner that is consistent with our qualification as a REIT. If we would continue to be unsuccessful in locating suitable investments, we may ultimately decide to liquidate. In the event we are unable to timely locate suitable investments, we may be unable or limited in our ability to pay distributions and we may not be able to meet our investment objectives.

If we pay distributions from sources other than our cash flow from operations, we will have less funds available for investments and your overall return will be reduced.

Although our distribution policy is to use our cash flow from operations to make distributions, our organization documents permit us to pay distributions from any source, including offering proceeds, borrowings, or sales of assets. We have not placed a cap on the use of proceeds to fund distributions. As of December 31, 2016, 100% of our total distributions were non-liquidating cash distributions to our shareholders, and there can be no assurance that future distributions will not also be non-liquidating cash distributions. If we pay distributions from sources other than our cash flow from operations, we will have less cash available for investments, we may have to reduce our distribution rate, our NAV may be negatively impacted and stockholders’ overall return may be reduced.

Future disruptions in the financial markets or deteriorating economic conditions could adversely impact the commercial real estate market as well as the market for equity-related and debt-related investments generally, which could hinder our ability to implement our business strategy and generate returns to you.

We intend to continue to originate and acquire a diversified portfolio of multifamily rental properties and development projects, with such investments taking the form of commercial real estate equity investments and commercial real estate loans, as well as other commercial real estate debt securities and other real estate-related assets. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. Economic conditions greatly increase the risks of these investments (see “— Risks Related to Our Investments”). The success of our business is significantly related to general economic conditions and, accordingly, our business could be harmed by an economic slowdown and downturn in real estate asset values, property sales and leasing activities. Periods of economic slowdown or recession, significantly rising interest rates, declining employment levels, decreasing demand for real estate, declining real estate values, or the public perception that any of these events may occur, can reduce volumes for many of our business lines. These economic conditions could result in a general decline in acquisition, disposition and leasing activity, as well as a general decline in the value of real estate and in rents, which in turn would reduce revenue from property management fees and brokerage commissions derived from property sales, leases and mortgage brokerage as well as revenues associated with investment management and/or development activities. In addition, these conditions could lead to a decline in property sales prices as well as a decline in funds invested in existing commercial real estate assets and properties planned for development.

Future disruptions in the financial markets or deteriorating economic conditions may also impact the market for our investments and the volatility of our investments. The returns available to investors in our targeted investments are determined, in part, by: (i) the supply and demand for such investments and (ii) the existence of a market for such investments, which includes the ability to sell or finance such investments. During periods of volatility, the number of investors participating in the market may change at an accelerated pace. If either demand or liquidity increases, the cost of our targeted investments may increase. As a result, we may have fewer funds available to make distributions to investors.

During an economic downturn, it may also take longer for us to dispose of real estate investments or the selling prices may be lower than originally anticipated. As a result, the carrying value of our real estate investments may become impaired and we could record losses as a result of such impairment or we could experience reduced profitability related to declines in real estate values. Further, as a result of our target leverage, our exposure to adverse general economic conditions is heightened.

These negative general economic conditions could reduce the overall amount of sale and leasing activity in the commercial real estate industry, and hence the demand for our services. We are unable to predict the likely duration and severity of disruptions in financial markets and adverse economic conditions in the United States and other countries. Our revenues and profitability depend on the overall demand for our services from our clients. While it is possible that the increase in the number of distressed sales and resulting decrease in asset prices will eventually translate to greater market activity, an overall reduction in sales transaction volume could materially and adversely impact our business.

All of the factors described above could adversely impact our ability to implement our business strategy and make distributions to our investors and could decrease the value of an investment in us. In addition, in an extreme deterioration of our business, we could have insufficient liquidity to meet our debt service obligations when they come due in future years. If we fail to meet our payment or other obligations under our credit agreement, the lenders under the agreement will be entitled to proceed against the collateral granted to them to secure the debt owed.

We may suffer from delays in locating suitable investments, which could limit our ability to make distributions and lower the overall return on your investment.

We rely upon our Manager’s real estate and debt finance professionals, including Mr. Benjamin S. Miller, its Co-Founder and Chief Executive Officer, to identify suitable investments. Our sponsor and other Fundrise entities also rely on Mr. Miller for investment opportunities. To the extent that our Manager’s real estate and debt finance professionals face competing demands upon their time in instances when we have capital ready for investment, we may face delays in execution.

Additionally, the current market for properties that meet our investment objectives is highly competitive, as is the leasing market for such properties. The more shares we sell in this offering, the greater our challenge will be to invest all of the net offering proceeds on attractive terms. Except for investments that may be described in supplements to this offering circular prior to the date you subscribe for our shares, you will have no opportunity to evaluate the terms of transactions or other economic or financial data concerning our investments. You must rely entirely on the oversight and management ability of our Manager and the performance of any property manager. We cannot be sure that our Manager will be successful in obtaining suitable investments on financially attractive terms.

We could also suffer from delays in locating suitable investments as a result of our reliance on our Manager at times when its officers, employees, or agents are simultaneously seeking to locate suitable investments for other Fundrise sponsored programs, some of which have investment objectives and employ investment strategies that are similar to ours. Furthermore, where we acquire properties prior to the start of construction or during the early stages of construction, it will typically take several months to complete construction and rent available space. Therefore, you could suffer delays in the receipt of distributions attributable to those particular properties.

Further, because we are raising a “blind pool” without a significant number of assets, it may be difficult for us to invest the net offering proceeds promptly and on attractive terms. Delays we encounter in the selection and origination of income-producing loans and other assets would likely limit our ability to pay distributions to our shareholders and lower their overall returns. Similar concerns arise when there are prepayments, maturities or sales of our investments. See “—Prepayments can adversely affect the yields on our investments” below.

Because this is a blind pool offering, you will not have the opportunity to evaluate a significant number of our investments, which makes your investment more speculative.

Because we have not yet acquired or identified a significant number of investments, we are not able to provide you with a significant amount of information to assist you in evaluating the merits of any specific investments that we may make, except for investments that may be described in supplements to this offering circular. We will seek to continue to invest substantially all of the offering proceeds available for investment, after the payment of fees and expenses, in multifamily rental properties and development projects consisting of commercial real estate equity, commercial real estate loans, and other select real estate-related assets. However, because you will be unable to evaluate the economic merit of assets before we invest in them, you will have to rely entirely on the ability of our Manager to select suitable and successful investment opportunities. These factors increase the risk that your investment may not generate returns comparable to our competitors.

You may be more likely to sustain a loss on your investment because our sponsor does not have as strong an economic incentive to avoid losses as do sponsors who have made significant equity investments in their companies.

Fundrise, LP, an affiliate of our sponsor, and our sponsor have only invested approximately $100,000 in us through the purchase of 10,000 of our common shares at $10.00 per share. Therefore, if we are successful in raising enough proceeds to be able to reimburse our sponsor for our organization and offering expenses, our sponsor will have little exposure to loss in the value of our shares. Without this exposure, our investors may be at a greater risk of loss because our sponsor does not have as much to lose from a decrease in the value of our shares as do those sponsors who make more significant equity investments in their companies.

Because we are limited in the amount of funds we can raise, we will be limited in the number and type of investments we make and the value of your investment in us will fluctuate with the performance of the specific assets we acquire.

This offering is being made on a “best efforts” basis. Further, under Regulation A, we are only allowed to raise up to $50,000,000 in any 12 month period (although we may raise capital in other ways). We expect the size of the investments that we will make will average about $1.0 million to $5.0 million per asset. As a result, the amount of proceeds we raise in this offering may be substantially less than the amount we would need to achieve a diversified portfolio of multifamily rental properties and development project investments, even if we are successful in raising the maximum offering amount. If we are unable to raise substantial funds, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments that we make. In that case, the likelihood that any single asset’s performance would adversely affect our profitability will increase. Your investment in our shares will be subject to greater risk to the extent that we lack a diversified portfolio of multifamily rental properties and development project investments. Further, we have certain fixed operating expenses, including certain expenses as a public reporting company, regardless of whether we are able to raise substantial funds in this offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

Any adverse changes in our sponsor’s financial health or our relationship with our sponsor or its affiliates could hinder our operating performance and the return on your investment.

Our Manager manages our operations and our portfolio of commercial real estate loans, commercial real estate equity investments and other select real estate-related assets. Our Manager has no employees, and utilizes our sponsor’s personnel to perform services on its behalf for us. Our ability to achieve our investment objectives and to pay distributions is dependent upon the performance of our sponsor and its affiliates as well as our sponsor’s real estate and debt finance professionals in the identification and acquisition or origination of investments, the management of our assets and operation of our day-to-day activities. Any adverse changes in our sponsor’s financial condition or our relationship with our sponsor could hinder our Manager’s ability to successfully manage our operations and our portfolio of investments.

Our ability to implement our investment strategy is dependent, in part, upon our ability to successfully conduct this offering through the Fundrise Platform, which makes an investment in us more speculative.

We will conduct this offering primarily through the Fundrise Platform, which is owned by Fundrise, LLC. Only a limited number of real estate investment opportunities have been offered through the Fundrise Platform prior to this offering. Our sponsor has sponsored other real estate investment opportunities under other formats prior to this offering, but this is one of the first REIT offerings being offered through the Fundrise Platform. The success of this offering, and our ability to implement our business strategy, is dependent upon our ability to sell our shares to investors through the Fundrise Platform. If we are not successful in selling our shares through the Fundrise Platform, our ability to raise proceeds through this offering will be limited and we may not have adequate capital to implement our investment strategy. If we are unsuccessful in implementing our investment strategy, you could lose all or a part of your investment.

If we do not successfully implement a liquidity transaction, you may have to hold your investment for an indefinite period.

Although we presently intend to complete a transaction providing liquidity to shareholders within approximately five years from the completion of this offering, our operating agreement does not require our Manager to pursue such a liquidity transaction. Market conditions and other factors could cause us to delay the listing of our shares on a national securities exchange or delay the commencement of a liquidation or other type of liquidity transaction, such as a merger or sale of assets, beyond approximately five years from the termination of this offering. If our Manager does determine to pursue a liquidity transaction, we would be under no obligation to conclude the process within a set time. If we adopt a plan of liquidation, the timing of the sale of assets will depend on real estate and financial markets, economic conditions in areas in which properties are located, and federal income tax effects on shareholders, that may prevail in the future. We cannot guarantee that we will be able to liquidate all assets. After we adopt a plan of liquidation, we would likely remain in existence until all our investments are liquidated. If we do not pursue a liquidity transaction, or delay such a transaction due to market conditions, your shares may continue to be illiquid and you may, for an indefinite period of time, be unable to convert your investment to cash easily and could suffer losses on your investment.

We may change our targeted investments and investment guidelines without shareholder consent.

Our Manager may change our targeted investments and investment guidelines at any time without the consent of our shareholders, which could result in our making investments that are different from, and possibly riskier than, the investments described in this offering circular. A change in our targeted investments or investment guidelines may increase our exposure to interest rate risk, default risk and real estate market fluctuations, all of which could adversely affect the value of our common shares and our ability to make distributions to you.

The market in which we participate is competitive and, if we do not compete effectively, our operating results could be harmed.

We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, private real estate funds, and other entities engaged in real estate investment activities as well as online real estate platforms that compete with the Fundrise Platform. This market is competitive and rapidly changing. We expect competition to persist and intensify in the future, which could harm our ability to increase volume on the Fundrise Platform.

Competition could result in reduced volumes, reduced fees or the failure of the Fundrise Platform to achieve or maintain more widespread market acceptance, any of which could harm our business. In addition, in the future we and the Fundrise Platform may experience new competition from more established internet companies possessing large, existing customer bases, substantial financial resources and established distribution channels. If any of these companies or any major financial institution decided to enter the online investment business, acquire one of our existing competitors or form a strategic alliance with one of our competitors, our ability to compete effectively could be significantly compromised and our operating results could be harmed.

Most of our current or potential competitors have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their platforms and distribution channels. Larger real estate programs may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. In addition, the number of entities and the amount of funds competing for suitable properties may increase. Any such increase would result in increased demand for these assets and therefore increased prices paid for them. If we pay higher prices for properties and other investments, our profitability will be reduced and you may experience a lower return on your investment.

Our potential competitors may also have longer operating histories, more extensive customer bases, greater brand recognition and broader customer relationships than we have. These competitors may be better able to develop new products, to respond quickly to new technologies and to undertake more extensive marketing campaigns. The online real estate investing industry is driven by constant innovation. If we or the Fundrise Platform are unable to compete with such companies and meet the need for innovation, the demand for the Fundrise Platform could stagnate or substantially decline.

We rely on third-party banks and on third-party computer hardware and software. If we are unable to continue utilizing these services, our business and ability to service the corresponding project loans and equity investments may be adversely affected.

We and the Fundrise Platform rely on third-party and FDIC-insured depository institutions to process our transactions, including payments of corresponding loans and equity investments, processing of subscriptions under this offering and distributions to our shareholders. Under the Automated Clearing House (ACH) rules, if we experience a high rate of reversed transactions (known as “chargebacks”), we may be subject to sanctions and potentially disqualified from using the system to process payments. The Fundrise Platform also relies on computer hardware purchased and software licensed from third parties. This purchased or licensed hardware and software may be physically located off-site, as is often the case with “cloud services.” This purchased or licensed hardware and software may not continue to be available on commercially reasonable terms, or at all. If the Fundrise Platform cannot continue to obtain such services elsewhere, or if it cannot transition to another processor quickly, our ability to process payments will suffer and your ability to receive distributions will be delayed or impaired.

If our Manager fails to retain its key personnel, we may not be able to achieve our anticipated level of growth and our business could suffer.

Our future depends, in part, on our Manager’s ability to attract and retain key personnel. Our future also depends on the continued contributions of the executive officers and other key personnel of our Manager, each of whom would be difficult to replace. In particular, the Founder/Chief Executive Officer Benjamin S. Miller of our parent company and sponsor, Rise Companies Corp., who is the Chief Executive Officer of our Manager, is critical to the management of our business and operations and the development of our strategic direction. The loss of the services of Mr. Benjamin S. Miller or other executive officers or key personnel of our Manager and the process to replace any of our Manager’s key personnel would involve significant time and expense and may significantly delay or prevent the achievement of our business objectives.

Employee misconduct and unsubstantiated allegations against us and misconduct by employees of our sponsor could expose us to significant reputational harm.

We are vulnerable to reputational harm, as we operate in an industry where integrity and the confidence of our investors are of critical importance. If an employee of our sponsor or its affiliates were to engage in illegal or suspicious activities, or if unsubstantiated allegations are made against us or our sponsor by such employees, stockholders or others, our sponsor and we may suffer serious harm to our reputation (as a consequence of the negative perception resulting from such activities or allegations), financial position, relationships with key persons and companies in the real estate market, and our ability to attract new investors. Our business often requires that we deal with confidential information. If employees of our sponsor were to improperly use or disclose this information, we could suffer serious harm to our reputation, financial position and current and future business relationships.

It is not always possible to deter employee misconduct, and the precautions our sponsor takes to detect and prevent this activity may not be effective in all cases. Misconduct by our sponsor’s employees, or even unsubstantiated allegations of misconduct, could subject our sponsor and us to regulatory sanctions and result in an adverse effect on our reputation and our business.  See “Management—Recent Developments Regarding our Manager’s Executive Officers.”

If our techniques for managing risk are ineffective, we may be exposed to unanticipated losses.

In order to manage the significant risks inherent in our business, we must maintain effective policies, procedures and systems that enable us to identify, monitor and control our exposure to market, operational, legal and reputational risks. Our risk management methods may prove to be ineffective due to their design or implementation or as a result of the lack of adequate, accurate or timely information. If our risk management efforts are ineffective, we could suffer losses or face litigation, particularly from our clients, and sanctions or fines from regulators.

Our techniques for managing risks may not fully mitigate the risk exposure in all economic or market environments, or against all types of risk, including risks that we might fail to identify or anticipate. Any failures in our risk management techniques and strategies to accurately quantify such risk exposure could limit our ability to manage risks or to seek positive, risk-adjusted returns. In addition, any risk management failures could cause fund losses to be significantly greater than historical measures predict. Our more qualitative approach to managing those risks could prove insufficient, exposing us to unanticipated losses in our net asset value and therefore a reduction in our revenues.

This offering is focused on attracting a large number of investors that plan on making relatively small investments. An inability to attract such investors may have an adverse effect on the success of our offering, and we may not raise adequate capital to implement our business strategy.

Our common shares are being offered and sold only to “qualified purchasers” (as defined in Regulation A). “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D (which, in the case of natural persons, (A) have an individual net worth, or joint net worth with the person’s spouse, that exceeds $1,000,000 at the time of the purchase, excluding the value of the primary residence of such person, or (B) earned income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year) and (ii) all other investors so long as their investment in the particular issuer does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). However, our common shares are currently being offered and sold only to those investors that are within the latter category (i.e., investors whose investment in our common shares does not represent more than 10% of the applicable amount), regardless of an investor’s status as an “accredited investor.”  Therefore, our target investor base inherently consists of persons that may not have the high net worth or income that investors in a traditional initial public offerings have, where the investor base is typically composed of “accredited investors.”

Our reliance on attracting investors that may not meet the net worth or income requirements of “accredited investors” carries certain risks that may not be present in traditional initial public offerings. For example, certain economic, geopolitical and social conditions may influence the investing habits and risk tolerance of these smaller investors to a greater extent than “accredited investors,” which may have an adverse effect on our ability to raise adequate capital to implement our business strategy. Additionally, our focus on investors that plan on making, or are able to make, relatively small investments requires a larger investor base in order to meet our annual goal of raising $50,000,000 in our offering. We may have difficulties in attracting a large investor base, which may have an adverse effect on the success of this offering, and a larger investor base involves increased transaction costs, which will increase our expenses.

We may engage in activities that produce UBTI.

An investment in us may not be suitable for tax-exempt U.S. investors, including IRAs. Tax-exempt U.S. investors should expect to recognize and be taxed on unrelated business taxable income. If you are such a tax-exempt prospective investor we strongly urge you to consult your own tax advisor with respect to the tax consequences to you of an investment in this offering.

Risks Related to our Sponsor and the Fundrise Platform

Our sponsor is a development stage company with limited operating history and no profits to date. As a company in the early stages of development, our sponsor faces increased risks, uncertainties, expenses and difficulties.

Our sponsor has a limited operating history. In order for us to be successful, the volume of investments and financings originated through the Fundrise Platform will need to increase, which will require our sponsor to increase its facilities, personnel and infrastructure to accommodate the greater obligations and demands on the Fundrise Platform. The Fundrise Platform is dependent upon the website to maintain current listings and transactions in real estate-related assets. Our sponsor also expects to constantly update its software and website, expand its customer support services and retain an appropriate number of employees to maintain the operations of the Fundrise Platform. If our business grows substantially, our sponsor may need to make significant new investments in personnel and infrastructure to support that growth. If our sponsor is unable to increase the capacity of the Fundrise Platform and maintain the necessary infrastructure, or if our sponsor is unable to make significant investments on a timely basis or at reasonable costs, you may experience delays in receipt of distributions on our common shares, periodic downtime of the Fundrise Platform or other disruptions to our business and operations.

Our sponsor will need to raise substantial additional capital to fund its operations, and if it fails to obtain additional funding, it may be unable to continue operations.

Prior to January 2017, our sponsor had funded substantially all of its operations with proceeds from private financings from individual investors. On January 31, 2017, our sponsor began an initial offering of shares of its class B common stock to the public. As of April 20, 2017, our sponsor had raised approximately $14,420,645 through such equity offering. To continue the development of the Fundrise Platform, our sponsor will require substantial additional funds. To meet such financing requirements in the future, our sponsor may raise funds through equity offerings, debt financings or strategic alliances. Raising additional funds may involve agreements or covenants that restrict our sponsor’s business activities and options. Additional funding may not be available to it on favorable terms, or at all. If our sponsor is unable to obtain additional funds for the operation of the Fundrise Platform, it may be forced to reduce or terminate its operations, which may adversely affect our business and results of operations.

Our sponsor is currently incurring net losses and expects to continue incurring net losses in the future.

Our sponsor is currently incurring net losses and expects to continue incurring net losses in the future. Its failure to become profitable could impair the operations of the Fundrise Platform by limiting its access to working capital to operate the Fundrise Platform. In addition, our sponsor expects its operating expenses to increase in the future as it expands its operations. If our sponsor’s operating expenses exceed its expectations, its financial performance could be adversely affected. If its revenue does not grow to offset these increased expenses, our sponsor may never become profitable. In future periods, our sponsor may not have any revenue growth, or its revenue could decline.

If our sponsor were to enter bankruptcy proceedings, the operation of the Fundrise Platform and the activities with respect to our operations and business would be interrupted and subscription proceeds held in a segregated account may be subject to the bankruptcy.

If our sponsor were to enter bankruptcy proceedings or to cease operations, we would be required to find other ways to meet obligations regarding our operations and business. Such alternatives could result in delays in the disbursement of distributions or the filing of reports or could require us to pay significant fees to another company that we engage to perform services for us.

If the security of our investors’ confidential information stored in our sponsor’s systems is breached or otherwise subjected to unauthorized access, your secure information may be stolen.

The Fundrise Platform may store investors’ bank information and other personally-identifiable sensitive data. The Fundrise Platform is hosted in data centers that are compliant with payment card industry security standards and the website uses daily security monitoring services provided by Symantec Corporation. However, any accidental or willful security breach or other unauthorized access could cause your secure information to be stolen and used for criminal purposes, and you would be subject to increased risk of fraud or identity theft. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, the Fundrise Platform and its third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, many states have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause our investors and our partner real estate operators to lose confidence in the effectiveness of our data security measures. Any security breach, whether actual or perceived, would harm our reputation, resulting in a potential loss of investors and adverse effect on the value of your investment in us.

Any significant disruption in service on the Fundrise Platform or in its computer systems could reduce the attractiveness of the Fundrise Platform and result in a loss of users.

If a catastrophic event resulted in a platform outage and physical data loss, the Fundrise Platform’s ability to perform its functions would be adversely affected. The satisfactory performance, reliability, and availability of our sponsor’s technology and its underlying hosting services infrastructure are critical to our sponsor’s operations, level of customer service, reputation and ability to attract new users and retain existing users. Our sponsor’s hosting services infrastructure is provided by a third party hosting provider (the “Hosting Provider”). Our sponsor also maintains a backup system at a separate location that is owned and operated by a third party. The Hosting Provider does not guarantee that users’ access to the Fundrise Platform will be uninterrupted, error-free or secure. Our sponsor’s operations depend on the Hosting Provider’s ability to protect its and our sponsor’s systems in its facilities against damage or interruption from natural disasters, power or telecommunications failures, air quality, temperature, humidity and other environmental concerns, computer viruses or other attempts to harm our systems, criminal acts and similar events. If our sponsor’s arrangement with the Hosting Provider is terminated, or there is a lapse of service or damage to its facilities, our sponsor could experience interruptions in its service as well as delays and additional expense in arranging new facilities. Any interruptions or delays in our sponsor’s service, whether as a result of an error by the Hosting Provider or other third-party error, our sponsor’s own error, natural disasters or security breaches, whether accidental or willful, could harm our ability to perform any services for corresponding project investments or maintain accurate accounts, our sponsor’s relationships with users of the Fundrise Platform and our sponsor’s reputation. Additionally, in the event of damage or interruption, our sponsor’s insurance policies may not adequately compensate our sponsor for any losses that we may incur. Our sponsor’s disaster recovery plan has not been tested under actual disaster conditions, and it may not have sufficient capacity to recover all data and services in the event of an outage at a facility operated by the Hosting Provider. These factors could prevent us from processing or posting payments on the corresponding investments, damage our sponsor’s brand and reputation, divert our sponsor’s employees’ attention, and cause users to abandon the Fundrise Platform.

We do not own the Fundrise name, but were granted a license by our sponsor to use the Fundrise name. Use of the name by other parties or the termination of our license agreement may harm our business.

We have entered into a license agreement with our sponsor, pursuant to which our sponsor has granted us a non-exclusive, royalty-free license to use the name “Fundrise.” Under this agreement, we have a right to use the “Fundrise” name as long as our Manager continues to manage us. Our sponsor has retained the right to continue using the “Fundrise” name. Our sponsor is not precluded from licensing or transferring the ownership of the “Fundrise” name to third parties, some of whom may compete against us. Consequently, we will be unable to prevent any damage to the goodwill associated with our name that may occur as a result of the activities of our sponsor or others related to the use of our name. Furthermore, in the event the license agreement is terminated, we will be required to change our name and cease using the “Fundrise” name. Any of these events could disrupt our recognition in the market place, damage any goodwill we may have generated and otherwise harm our business.

Risks Related to Compliance and Regulation

We intend to continue to offer our common shares pursuant to recent amendments to Regulation A promulgated pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to Tier 2 issuers will make our common shares less attractive to investors as compared to a traditional initial public offering.

As a Tier 2 issuer, we are subject to scaled disclosure and reporting requirements, which may make our common shares less attractive to investors as compared to a traditional initial public offering, which may make an investment in our common shares less attractive to investors who are accustomed to enhanced disclosure and more frequent financial reporting. In addition, given the relative lack of regulatory precedence regarding the recent amendments to Regulation A, there is a significant amount of regulatory uncertainty in regards to how the SEC or the individual state securities regulators will regulate both the offer and sale of our securities, as well as any ongoing compliance that we may be subject to. If our scaled disclosure and reporting requirements, or regulatory uncertainty regarding Regulation A, reduces the attractiveness of our common shares, we may be unable to raise the necessary funds necessary to commence operations, or to develop a diversified portfolio of multifamily rental properties and development project investments, which could severely affect the value of our common shares.

Under Section 107 of the JOBS Act, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standard that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, our financial statements may not be comparable to companies that comply with all public accounting standards.

Our use of Form 1-A and our reliance on Regulation A for this offering may make it more difficult to raise capital as and when we need it, as compared to if we were conducting a traditional initial public offering on Form S-11.

Because of the exemptions from various reporting requirements provided to us under Regulation A and because we are only permitted to raise up to $50,000,000 in any 12 month period under Regulation A (although we may raise capital in other ways), we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions.

As a Tier 2 issuer, we do not need to provide a report on the effectiveness of our internal controls over financial reporting, and we are exempt from the auditor attestation requirements concerning any such report so long as we are a Tier 2 issuer. We are in the process of evaluating whether our internal control procedures are effective and therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements as compared to issuers that have conducted such evaluations.

Non-compliance with laws and regulations may impair our ability to arrange, service or otherwise manage our loans and other assets.

Failure to comply with the laws and regulatory requirements applicable to our business may, among other things, limit our, or a collection agency’s, ability to collect all or part of the payments on our investments. In addition, our non-compliance could subject us to damages, revocation of required licenses or other authorities, class action lawsuits, administrative enforcement actions, and civil and criminal liability, which may harm our business.

Some states, including California, require nonfinancial companies, such as Fundrise Lending, LLC, a wholly-owned subsidiary of Rise Companies Corp. (“Fundrise Lending”) that will work with our Manager to originate loans and other real estate investments, to obtain a real estate or other license in order to make commercial loans on a regular basis. Fundrise Lending has a California Finance Lenders Law License with California’s Department of Business Oversight that satisfies the requirements in California. Fundrise Lending does not intend to finance loans in states where such licenses are required until it obtains the required license. Fundrise Lending may, in the future, affiliate itself with third parties such as financial institutions in order to be able to arrange loans in jurisdictions where it might otherwise be restricted.

Maintenance of our Investment Company Act exemption imposes limits on our operations, which may adversely affect our operations.

We intend to continue to conduct our operations so that neither we nor any of our subsidiaries is required to register as an investment company under the Investment Company Act. We anticipate that we will hold real estate and real estate-related assets described below (i) directly, (ii) through wholly-owned subsidiaries, (iii) through majority-owned joint venture subsidiaries, and, (iv) to a lesser extent, through minority-owned joint venture subsidiaries.

We expect to use substantially all of the net proceeds from this offering (after paying or reimbursing organization and offering expenses) to invest in and manage a diverse portfolio of assets primarily consisting of multifamily rental properties and development projects through the acquisition of equity interests in such properties or debt, as well as commercial real estate debt securities and other real estate-related assets, where the underlying assets primarily consist of such properties.

In connection with the Section 3(a)(1)(C) analysis, the determination of whether an entity is a majority-owned subsidiary of the Company is made by us. The Investment Company Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. The Investment Company Act further defines voting security as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. We treat companies in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries. We also treat subsidiaries of which we or our wholly-owned or majority-owned subsidiary is the manager (in a manager-managed entity) or managing member (in a member-managed entity) or in which our agreement or the agreement of our wholly-owned or majority-owned subsidiary is required for all major decisions affecting the subsidiaries (referred to herein as “Controlled Subsidiaries”), as majority-owned subsidiaries even though none of the interests issued by such Controlled Subsidiaries meets the definition of voting securities under the Investment Company Act. We reached our conclusion on the basis that the interests issued by the Controlled Subsidiaries are the functional equivalent of voting securities. We have not asked the SEC staff for concurrence of our analysis, our treatment of such interests as voting securities, or whether the Controlled Subsidiaries, or any other of our subsidiaries, may be treated in the manner in which we intend, and it is possible that the SEC staff could disagree with any of our determinations. If the SEC staff were to disagree with our treatment of one or more companies as majority-owned subsidiaries, we would need to adjust our strategy and our assets. Any such adjustment in our strategy could have a material adverse effect on us.

Certain of our subsidiaries may rely on the exclusion provided by Section 3(c)(5)(C) under the Investment Company Act. Section 3(c)(5)(C) of the Investment Company Act is designed for entities “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” This exclusion generally requires that at least 55% of the entity’s assets on an unconsolidated basis consist of qualifying real estate assets and at least 80% of the entity’s assets consist of qualifying real estate assets or real estate-related assets. These requirements limit the assets those subsidiaries can own and the timing of sales and purchases of those assets.

To classify the assets held by our subsidiaries as qualifying real estate assets or real estate-related assets, we rely on no-action letters and other guidance published by the SEC staff regarding those kinds of assets, as well as upon our analyses (in consultation with outside counsel) of guidance published with respect to other types of assets. There can be no assurance that the laws and regulations governing the Investment Company Act status of companies similar to ours, or the guidance from the SEC or its staff regarding the treatment of assets as qualifying real estate assets or real estate-related assets, will not change in a manner that adversely affects our operations. In fact, in August 2011, the SEC published a concept release in which it asked for comments on this exclusion from regulation. To the extent that the SEC staff provides more specific guidance regarding any of the matters bearing upon our exemption from the need to register or exclusion under the Investment Company Act, we may be required to adjust our strategy accordingly. Any additional guidance from the SEC staff could further inhibit our ability to pursue the strategies that we have chosen.

Furthermore, although we intend to monitor the assets of our subsidiaries regularly, there can be no assurance that our subsidiaries will be able to maintain their exclusion from registration. Any of the foregoing could require us to adjust our strategy, which could limit our ability to make certain investments or require us to sell assets in a manner, at a price or at a time that we otherwise would not have chosen. This could negatively affect the value of our common shares, the sustainability of our business model and our ability to make distributions.

Registration under the Investment Company Act would require us to comply with a variety of substantive requirements that impose, among other things:

•	limitations on capital structure;

•	restrictions on specified investments;

•	restrictions on leverage or senior securities;

•	restrictions on unsecured borrowings;

•	prohibitions on transactions with affiliates; and

•	compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses.

If we were required to register as an investment company but failed to do so, we could be prohibited from engaging in our business, and criminal and civil actions could be brought against us.

Registration with the SEC as an investment company would be costly, would subject us to a host of complex regulations and would divert attention from the conduct of our business, which could materially and adversely affect us. In addition, if we purchase or sell any real estate assets to avoid becoming an investment company under the Investment Company Act, our net asset value, the amount of funds available for investment and our ability to pay distributions to our shareholders could be materially adversely affected.

We are not subject to the banking regulations of any state or federal regulatory agency.

We are not subject to the periodic examinations to which commercial banks and other thrift institutions are subject. Consequently, our financing decisions and our decisions regarding establishing loan loss reserves are not subject to periodic review by any governmental agency. Moreover, we are not subject to regulatory oversight relating to our capital, asset quality, management or compliance with laws.

Recent legislative and regulatory initiatives have imposed restrictions and requirements on financial institutions that could have an adverse effect on our business.

The financial industry is becoming more highly regulated. There has been, and may continue to be, a related increase in regulatory investigations of the trading and other investment activities of alternative investment funds. Such investigations may impose additional expenses on us, may require the attention of senior management of our Manager and may result in fines if we are deemed to have violated any regulations.

As Internet commerce develops, federal and state governments may adopt new laws to regulate Internet commerce, which may negatively affect our business.

As Internet commerce continues to evolve, increasing regulation by federal and state governments becomes more likely. Our and the Fundrise Platform’s business could be negatively affected by the application of existing laws and regulations or the enactment of new laws applicable to our business. The cost to comply with such laws or regulations could be significant and would increase our operating expenses, which could negatively impact our ability to acquire multifamily rental properties and development projects consisting of commercial real estate equity investments, commercial real estate loans and other real estate investments. In addition, federal and state governmental or regulatory agencies may decide to impose taxes on services provided over the Internet. These taxes could discourage the use of the Internet as a means of raising capital, which would adversely affect the viability of the Fundrise Platform.

Laws intended to prohibit money laundering may require Fundrise to disclose investor information to regulatory authorities.

The Uniting and Strengthening America By Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “PATRIOT Act”) requires that financial institutions establish and maintain compliance programs to guard against money laundering activities, and requires the Secretary of the U.S. Treasury (“Treasury”) to prescribe regulations in connection with anti-money laundering policies of financial institutions. The Financial Crimes Enforcement Network (“FinCEN”), an agency of the Treasury, has announced that it is likely that such regulations would subject certain pooled investment vehicles to enact anti-money laundering policies. It is possible that there could be promulgated legislation or regulations that would require Fundrise or its service providers to share information with governmental authorities with respect to prospective investors in connection with the establishment of anti-money laundering procedures. Such legislation and/or regulations could require us to implement additional restrictions on the transfer of our common shares to comply with such legislation and/or regulations. We reserve the right to request such information as is necessary to verify the identity of prospective shareholders and the source of the payment of subscription monies, or as is necessary to comply with any customer identification programs required by FinCEN and/or the SEC. In the event of delay or failure by a prospective shareholder to produce any information required for verification purposes, an application for, or transfer of, our common shares may be refused. We do not have the ability to reject a transfer of our common shares where all necessary information is provided and any other applicable transfer requirements, including those imposed under the transfer provisions of our operating agreement, are satisfied.

Risks Related to Conflicts of Interest

There are conflicts of interest between us, our Manager and its affiliates.

Our Manager’s executive officers, including our Manager’s Chief Executive Officer, Benjamin S. Miller, are principals in the Manager’s parent company, Rise Companies Corp., which provides asset management and other services to our Manager and us. Prevailing market rates are determined by Management based on industry standards and expectations of what Management would be able to negotiate with a third party on an arm’s length basis. All of the agreements and arrangements between such parties, including those relating to compensation, are not the result of arm’s length negotiations. Some of the conflicts inherent in the Company’s transactions with the Manager and its affiliates, and the limitations on such parties adopted to address these conflicts, are described below. The Company, Manager and their affiliates try to balance our interests with their own. However, to the extent that such parties take actions that are more favorable to other entities than us, these actions could have negative impact on the our financial performance and, consequently, on distributions to shareholders and the value of our common shares. We have adopted a conflicts of interest policy and certain conflicts will be reviewed by the Independent Representative (defined below). See “Conflicts of Interest—Certain Conflict Resolution Measures—Independent Representative” and “—Our Policies Relating to Conflicts of Interest”.

Our Manager faces a conflict of interest because the asset management fee it receives for services performed for us is based on our NAV, which employees of our sponsor, the parent company of our Manager, are ultimately responsible for determining.

Our Manager, a wholly-owned subsidiary of our sponsor, is paid an asset management fee, which is based on our NAV as calculated by our sponsor’s internal accountants and asset management team. The calculation of our NAV involves certain subjective judgments with respect to estimating, for example, the value of our commercial real estate assets and investments and accruals of our operating revenues and expenses, and therefore, our NAV may not correspond to the realizable value upon a sale of those assets. Because the calculation of NAV involves subjective judgment, there can be no assurance that the estimates used by our sponsor’s internal accountants and asset management team to calculate our NAV, or the resulting NAV, will be identical to the estimates that would be used, or the NAV that would be calculated, by an independent consultant. In addition, our Manager may benefit by us retaining ownership of our assets at times when our shareholders may be better served by the sale or disposition of our assets in order to avoid a reduction in our NAV. Finally, the determination of our NAV is not based on, nor intended to comply with, fair value standards under GAAP, and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

The interests of the Manager, the principals and its other affiliates may conflict with your interests.

The operating agreement provides our Manager with broad powers and authority which may result in one or more conflicts of interest between your interests and those of the Manager, the principals and its other affiliates. This risk is increased by the Manager being controlled by Benjamin Miller, who is a principal in our sponsor and who participates, or expects to participate, directly or indirectly in other offerings by our sponsor and its affiliates. Potential conflicts of interest include, but are not limited to, the following:

•	the Manager, the principals and/or its other affiliates are offering, and may continue to originate and offer, other real estate investment opportunities, including additional equity and debt offerings similar to this offering, primarily through the Fundrise Platform, and may make investments in real estate assets for their own respective accounts, whether or not competitive with our business;

•	the Manager, the principals and/or its other affiliates are not required to disgorge any profits or fees or other compensation they may receive from any other business they own separately from us, and you will not be entitled to receive or share in any of the profits return fees or compensation from any other business owned and operated by the Manager, the principals and/or its other affiliates for their own benefit;

•	we may engage the Manager or affiliates of the Manager to perform services at prevailing market rates. Prevailing market rates are determined by the Manager based on industry standards and expectations of what the Manager would be able to negotiate with third party on an arm’s length basis; and

•	the Manager, the principals and/or its other affiliates are not required to devote all of their time and efforts to our affairs.

We have agreed to limit remedies available to us and our shareholders for actions by our Manager that might otherwise constitute a breach of duty.

Our Manager maintains a contractual, as opposed to a fiduciary relationship, with us and our shareholders. Accordingly, we and our shareholders only have recourse and are able to seek remedies against our Manager to the extent it breaches its obligations pursuant to our operating agreement. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities. These provisions are detrimental to shareholders because they restrict the remedies available to them for actions that without those limitations might constitute breaches of duty, including fiduciary duties. By purchasing our common shares, you will be treated as having consented to the provisions set forth in the operating agreement. In addition, we may choose not to enforce, or to enforce less vigorously, our rights under the operating agreement because of our desire to maintain our ongoing relationship with our Manager.

Risks Related to Our Investments

Our real estate and real estate-related assets are subject to the risks typically associated with real estate.

Our real estate and real estate-related assets are subject to the risks typically associated with real estate. The value of real estate may be adversely affected by a number of risks, including:

•	natural disasters such as hurricanes, earthquakes and floods;

•	acts of war or terrorism, including the consequences of terrorist attacks, such as those that occurred on September 11, 2001;

•	adverse changes in national and local economic and real estate conditions;

•	an oversupply of (or a reduction in demand for) space in the areas where particular properties are located and the attractiveness of particular properties to prospective tenants;

•	changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance therewith and the potential for liability under applicable laws;

•	costs of remediation and liabilities associated with environmental conditions affecting properties; and

•	the potential for uninsured or underinsured property losses.

The value of each property is affected significantly by its ability to generate cash flow and net income, which in turn depends on the amount of rental or other income that can be generated net of expenses required to be incurred with respect to the property. Many expenditures associated with properties (such as operating expenses and capital expenditures) cannot be reduced when there is a reduction in income from the properties.

In addition, our commercial real estate loans and other debt-related assets will generally be directly or indirectly secured by a lien on real property that, upon the occurrence of a default on the loan, could result in our acquiring ownership of the property. We will not know whether the values of the properties ultimately securing our loans will remain at the levels existing on the dates of origination of those loans. If the values of the mortgaged properties drop, our risk will increase because of the lower value of the security associated with such loans. In this manner, real estate values could impact the values of our loan investments. Our investments in commercial real estate-related debt securities may be similarly affected by real estate property values.

These factors may have a material adverse effect on the value that we can realize from our assets.

The actual rents we receive for the properties in our portfolio may be less than estimated market rents, and we may experience a decline in realized rental rates from time to time, which could adversely affect our financial condition, results of operations and cash flow.

As a result of potential factors, including competitive pricing pressure in our markets, a general economic downturn and the desirability of our properties compared to other properties in our markets, we may be unable to realize our estimated market rents across the properties in our portfolio. Depending on market rental rates at any given time as compared to expiring leases in our portfolio, from time to time rental rates for expiring leases may be higher than starting rental rates for new leases. If we are unable to obtain sufficient rental rates across our portfolio, then our ability to generate cash flow growth will be negatively impacted.

A concentration of our investments in residential property may leave our profitability vulnerable to a downturn or slowdown in the sector.

Our property portfolio is comprised primarily of multifamily rental properties and development projects. As a result, we are subject to risks inherent in investments in such types of property. Because our investments are primarily in the residential sector, the potential effects on our revenue and profits resulting from a downturn or slowdown in the residential sector could be more pronounced than if we had more fully diversified our investments.

Our reliance on short-term leases may intensify the effects of declining market rents.

We expect substantially all of our apartment leases will continue to be for a term of one year or less. Because these leases generally permit the residents to leave at the end of the lease term without penalty, our rental revenues may be impacted by declines in market rents more quickly than if our leases were for longer terms.

Increased competition, including increased affordability of single-family homes, could limit our ability to attract or retain residents, or increase or maintain rents.

Any apartment communities we may acquire will most likely compete with numerous housing alternatives in attracting residents, including single-family homes, as well as owner occupied single- and multifamily homes available to rent. Competitive housing in a particular area and the increasing affordability of owner occupied single- and multifamily homes available to rent or buy caused by declining mortgage interest rates and government programs to promote home ownership could adversely affect our ability to attract or retain our residents, or increase or maintain rents.

The retail component of our residential properties may expose us to the unique risks of owning retail properties.

Some of our residential properties may have a retail component. The retail space at our properties primarily serves as an additional amenity for our residents. The long term nature of our retail leases and the characteristics of our expected tenants (the majority of which may be small, local businesses) may subject us to certain risks. We may not be able to lease new space for rents that are consistent with our projections or for market rates. Also, when leases for our existing retail space expire, the terms of reletting, including the cost of allowances and concessions to tenants, may be less favorable than the current lease terms.

In addition, our properties compete with other properties with retail space. The presence of competitive alternatives may affect our ability to lease space and the level of rents we can obtain. If our retail tenants experience financial distress or bankruptcy, they may fail to comply with their contractual obligations, seek concessions in order to continue operations or cease their operations which could adversely impact our results of operations and financial condition.

The geographic concentration of our investments in a limited number of regions may make our business vulnerable to adverse conditions in such regions. As a result, our investments may lose value and we may experience losses.

We invest primarily in real estate and real estate-related assets located primarily in a limited number of geographic locations or secured by a single property or properties in a limited number of geographic locations, specifically, in the Los Angeles, CA, San Francisco, CA, San Diego, CA, Seattle, WA, and Portland, OR MSAs. Investing in a limited number of regions carries the risks associated with significant geographical concentration. Geographic concentration of properties exposes our projects to adverse conditions in the areas where the properties are located, including general economic downturns, increased competition, real estate conditions, terrorist attacks, potential impacts from labor disputes, earthquakes and wildfires, and other natural disasters occurring in such markets. Such major, localized events in our target investment areas could adversely affect our business and revenues, which would adversely affect our results of operations and financial condition.

A concentration of our investment on the West Coast may leave our profitability vulnerable to earthquakes and other natural disasters in the California region.

We expect all or substantially all of our properties to be located on the West Coast, including California. As a result, we are particularly susceptible to the natural disasters that occur in California, such as earthquakes. While we intend to carry earthquake insurance on all of our properties, the amount of our earthquake insurance coverage may not be sufficient to fully cover losses from earthquakes and will be subject to limitations involving large deductibles or co-payments. In addition, we may reduce or discontinue earthquake insurance on some or all of our properties in the future if the cost of premiums for any such policies exceeds, in our judgment, the value of the coverage discounted for the risk of loss. As a result, in the event of an earthquake, we may be required to incur significant costs, and, to the extent that a loss exceeds policy limits, we could lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged.

We may not be able to rebuild our existing properties to their existing specifications if we experience a substantial or comprehensive loss of such properties.

In the event that we experience a substantial or comprehensive loss of one of our properties, we may not be able to rebuild such property to its existing specifications. Further, reconstruction or improvement of such a property would likely require significant upgrades to meet zoning and building code requirements. Environmental and legal restrictions could also restrict the rebuilding of our properties.

Properties that have significant vacancies could be difficult to sell, which could diminish the return on these properties.

A property may incur vacancies either by the expiration of tenant leases or the continued default of tenants under their leases. If vacancies continue for a long period of time, we may suffer reduced revenues resulting in less cash available for distribution to our shareholders. In addition, the resale value of the property could be diminished because the market value of our properties will depend principally upon the value of the cash flow generated by the leases associated with that property. Such a reduction in the resale value of a property could also reduce the value of our shareholders’ investment.

Further, a decline in general economic conditions in the markets in which our investments are located or in the U.S. generally could lead to an increase in tenant defaults, lower rental rates and less demand for commercial real estate space in those markets. As a result of these trends, we may be more inclined to provide leasing incentives to our tenants in order to compete in a more competitive leasing environment. Such trends may result in reduced revenue and lower resale value of properties, which may reduce your return.

We depend on tenants for our revenue, and lease defaults or terminations could reduce our net income and limit our ability to make distributions to our shareholders.

The success of our investments materially depends on the financial stability of our tenants. A default or termination by a tenant on its lease payments to us would cause us to lose the revenue associated with such lease and require us to find an alternative source of revenue to meet mortgage payments and prevent a foreclosure, if the property is subject to a mortgage. In the event of a tenant default or bankruptcy, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing our property. If a tenant defaults on or terminates a lease, we may be unable to lease the property for the rent previously received or sell the property without incurring a loss. These events could cause us to reduce the amount of distributions to you.

To the extent we acquire retail properties, our revenue will be significantly impacted by the success and economic viability of our retail anchor tenants. Our reliance on a single tenant or significant tenants in certain buildings may decrease our ability to lease vacated space and adversely affect the returns on our shareholders’ investment.

In the retail sector, a tenant occupying all or a large portion of the gross leasable area of a retail center, commonly referred to as an anchor tenant, may become insolvent, may suffer a downturn in business and default on or terminate its lease, or may decide not to renew its lease. Any of these events would result in a reduction or cessation in rental payments to us from that tenant and would adversely affect our financial condition. A lease termination by an anchor tenant could result in lease terminations or reductions in rent by other tenants whose leases may permit cancellation or rent reduction if an anchor tenant’s lease is terminated. In such event, we may be unable to re-lease the vacated space. Similarly, the leases of some anchor tenants may permit the anchor tenant to transfer its lease to another retailer. The transfer to a new anchor tenant could cause customer traffic in the retail center to decrease and thereby reduce the income generated by that retail center. A lease transfer to a new anchor tenant could also allow other tenants, under the terms of their respective leases, to make reduced rental payments or to terminate their leases. In the event that we are unable to re-lease the vacated space to a new anchor tenant, we may incur additional expenses in order to renovate and subdivide the space to be able to re-lease the space to more than one tenant.

Potential development and construction delays and resultant increased costs and risks may hinder our operating results and decrease our net income.

From time to time we may acquire unimproved real property or properties that are under development or construction. Investments in such properties are subject to the uncertainties associated with the development and construction of real property, including those related to re-zoning land for development, environmental concerns of governmental entities and/or community groups and our builders’ ability to build in conformity with plans, specifications, budgeted costs and timetables. If a builder fails to perform, we may resort to legal action to rescind the purchase or the construction contract or to compel performance. A builder’s performance may also be affected or delayed by conditions beyond the builder’s control. Delays in completing construction could also give tenants the right to terminate preconstruction leases. We may incur additional risks when we make periodic progress payments or other advances to builders before they complete construction. These and other factors can result in increased costs of a project or loss of our investment. In addition, we are subject to normal lease-up risks relating to newly constructed projects. We also must rely on rental income and expense projections and estimates of the fair market value of property upon completion of construction when agreeing upon a purchase price at the time we acquire the property. If our projections are inaccurate, we may pay too much for a property, and the return on our investment could suffer. In addition, to the extent we make or acquire loans to finance construction or renovation projects, risks of cost overruns and non-completion of the construction or renovation of the properties underlying loans we make or acquire may materially adversely affect our investment.

Actions of any joint venture partners that we may have in the future could reduce the returns on joint venture investments and decrease our shareholders’ overall return.

We may enter into joint ventures to acquire properties and other assets. We may also purchase and develop properties in joint ventures or in partnerships, co-tenancies or other co-ownership arrangements. Such investments may involve risks not otherwise present with other methods of investment, including, for example, the following risks:

•	that our co-venturer, co-tenant or partner in an investment could become insolvent or bankrupt;

•	that such co-venturer, co-tenant or partner may at any time have economic or business interests or goals that are or that become inconsistent with our business interests or goals;

•	that such co-venturer, co-tenant or partner may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives; or

•	that disputes between us and our co-venturer, co-tenant or partner may result in litigation or arbitration that would increase our expenses and prevent our officers and directors from focusing their time and effort on our operations.

Any of the above might subject a property to liabilities in excess of those contemplated and thus reduce our returns on that investment and the value of your investment.

Costs imposed pursuant to governmental laws and regulations may reduce our net income and the cash available for distributions to our shareholders.

Real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to protection of the environment and human health. We could be subject to liability in the form of fines, penalties or damages for noncompliance with these laws and regulations. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, the remediation of contamination associated with the release or disposal of solid and hazardous materials, the presence of toxic building materials and other health and safety-related concerns.

Some of these laws and regulations may impose joint and several liability on the tenants, owners or operators of real property for the costs to investigate or remediate contaminated properties, regardless of fault, whether the contamination occurred prior to purchase, or whether the acts causing the contamination were legal. Activities of our tenants, the condition of properties at the time we buy them, operations in the vicinity of our properties, such as the presence of underground storage tanks, or activities of unrelated third parties may affect our properties.

The presence of hazardous substances, or the failure to properly manage or remediate these substances, may hinder our ability to sell, rent or pledge such property as collateral for future borrowings. Any material expenditures, fines, penalties or damages we must pay will reduce our ability to make distributions and may reduce the value of your investment.

The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property or of paying personal injury or other damage claims could reduce the amounts available for distribution to our shareholders.

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous real property owner or operator may be liable for the cost of removing or remediating hazardous or toxic substances on, under or in such property. These costs could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose liens on property or restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us from entering into leases with prospective tenants that may be impacted by such laws. Environmental laws provide for sanctions for noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials and lead-based paint. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances and governments may seek recovery for natural resource damage. The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury, property damage or natural resource damage claims could reduce the amounts available for distribution to you.

We continue to expect that all of our properties will be subject to Phase I environmental assessments at the time they are acquired; however, such assessments may not provide complete environmental histories due, for example, to limited available information about prior operations at the properties or other gaps in information at the time we acquire the property. A Phase I environmental assessment is an initial environmental investigation to identify potential environmental liabilities associated with the current and past uses of a given property. If any of our properties were found to contain hazardous or toxic substances after our acquisition, the value of our investment could decrease below the amount paid for such investment. In addition, real estate-related investments in which we invest may be secured by properties with recognized environmental conditions. Where we are secured creditors, we will attempt to acquire contractual agreements, including environmental indemnities, that protect us from losses arising out of environmental problems in the event the property is transferred by foreclosure or bankruptcy; however, no assurances can be given that such indemnities would fully protect us from responsibility for costs associated with addressing any environmental problems related to such properties.

Costs associated with complying with the Americans with Disabilities Act may decrease cash available for distributions.

Our properties may be subject to the Americans with Disabilities Act of 1990, as amended, or the ADA. Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The ADA has separate compliance requirements for “public accommodations” and “commercial facilities” that generally require that buildings and services be made accessible and available to people with disabilities. The ADA’s requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. Any funds used for ADA compliance will reduce our net income and the amount of cash available for distributions to you.

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage could reduce our cash flows and the return on our shareholders’ investment.

There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with potential acts of terrorism could sharply increase the premiums we pay for coverage against property and casualty claims. Additionally, mortgage lenders in some cases insist that commercial property owners purchase coverage against terrorism as a condition for providing mortgage loans. Such insurance policies may not be available at reasonable costs, if at all, which could inhibit our ability to finance or refinance our properties. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We may not have adequate coverage for such losses. If any of our properties incur a casualty loss that is not fully insured, the value of our assets will be reduced by any such uninsured loss, which may reduce the value of your investment. In addition, other than any working capital reserve or other reserves we may establish, we have no source of funding to repair or reconstruct any uninsured property. Also, to the extent we must pay unexpectedly large amounts for insurance, we could suffer reduced earnings that would result in lower distributions to you.

In addition, insurance may not cover all potential losses on properties underlying mortgage loans that we may originate or acquire, which may impair our security and harm the value of our assets. We require that each of the borrowers under our mortgage loan investments obtain comprehensive insurance covering the mortgaged property, including liability, fire and extended coverage. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods and hurricanes that may be uninsurable or not economically insurable. We may not require borrowers to obtain terrorism insurance if it is deemed commercially unreasonable. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it infeasible to use insurance proceeds to replace a property if it is damaged or destroyed. Under such circumstances, the insurance proceeds, if any, might not be adequate to restore the economic value of the mortgaged property, which might impair our security and decrease the value of the property.

The commercial real estate loans we originate or invest in could be subject to delinquency, foreclosure and loss, which could result in losses to us.

Commercial real estate loans are secured by multifamily or commercial property and are subject to risks of delinquency and foreclosure. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower’s ability to repay the loan may be impaired. Net operating income of an income-producing property can be affected by, among other things: tenant mix, success of tenant businesses, property management decisions, property location and condition, competition from comparable types of properties, changes in laws that increase operating expenses or limit rents that may be charged, any need to address environmental contamination at the property, the occurrence of any uninsured casualty at the property, changes in national, regional or local economic conditions and/or specific industry segments, declines in regional or local real estate values, declines in regional or local rental or occupancy rates, increases in interest rates, real estate tax rates and other operating expenses, changes in governmental rules, regulations and fiscal policies, including environmental legislation, natural disasters, terrorism, social unrest and civil disturbances. In addition, to the extent we originate or acquire adjustable rate mortgage loans, such loans may contribute to higher delinquency rates because borrowers with adjustable rate mortgage loans may be exposed to increased monthly payments if the related mortgage interest rate adjusts upward from the initial fixed rate.

In the event of any default under a mortgage loan held directly by us, we will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan, which could have a material adverse effect on our cash flow from operations. We expect that many of the commercial real estate loans that we originate will be fully or substantially non-recourse. In the event of a default by a borrower on a non-recourse loan, we will only have recourse to the underlying asset (including any escrowed funds and reserves) collateralizing the loan. If a borrower defaults on one of our commercial real estate loans and the underlying asset collateralizing the commercial real estate loan is insufficient to satisfy the outstanding balance of the commercial real estate loan, we may suffer a loss of principal or interest. In addition, even if we have recourse to a borrower’s assets, we may not have full recourse to such assets in the event of a borrower bankruptcy.

Foreclosure of a mortgage loan can be an expensive and lengthy process that could have a substantial negative effect on our anticipated return on the foreclosed mortgage loan. In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the mortgaged property at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. The resulting time delay could reduce the value of our investment in the defaulted mortgage loans, impede our ability to foreclose on or sell the mortgaged property or to obtain proceeds sufficient to repay all amounts due to us on the mortgage loan.

Our investments in subordinated commercial real estate loans may be subject to losses.

We may acquire or originate subordinated commercial real estate loans. In the event a borrower defaults on a subordinated loan and lacks sufficient assets to satisfy our loan, we may suffer a loss of principal or interest. In the event a borrower declares bankruptcy, we may not have full recourse to the assets of the borrower, or the assets of the borrower may not be sufficient to satisfy the loan. If a borrower defaults on our loan or on debt senior to our loan, or in the event of a borrower bankruptcy, our loan will be satisfied only after the senior debt is paid in full. Where debt senior to our loan exists, the presence of intercreditor arrangements may limit our ability to amend our loan documents, assign our loans, accept prepayments, exercise our remedies (through “standstill periods”), and control decisions made in bankruptcy proceedings relating to borrowers.

The mezzanine loans in which we may invest involve greater risks of loss than senior loans secured by the same properties.

We may invest in mezzanine loans that take the form of subordinated loans secured by a pledge of the ownership interests of either the entity owning the real property or an entity that owns (directly or indirectly) the interest in the entity owning the real property. These types of investments may involve a higher degree of risk than long-term senior mortgage lending secured by income-producing real property because the investment may become unsecured as a result of foreclosure by the senior lender. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, we may not have full recourse to the assets of such entity, or the assets of the entity may not be sufficient to satisfy our mezzanine loan. If a borrower defaults on our mezzanine loan or debt senior to our loan, or in the event of a borrower bankruptcy, our mezzanine loan will be satisfied only after the senior debt. As a result, we may not recover some or all of our investment. In addition, mezzanine loans may have higher loan-to-value ratios than conventional mortgage loans, resulting in less equity in the real property and increasing the risk of loss of principal.

Majority-owned subsidiaries we may invest in will be subject to specific risks relating to the particular subsidiary.

We may invest in majority-owned subsidiaries owning real estate where we are entitled to receive a preferred economic return. Such investments may be subordinate to debt financing. These investments involve special risks relating to the particular subsidiary, including the financial condition and business outlook of the subsidiary. To the extent these investments are subordinate to debt financing, they will also be subject to risks of (i) limited liquidity in the secondary trading market, (ii) substantial market price volatility resulting from changes in prevailing interest rates, (iii) subordination to the prior claims of banks and other senior lenders to the issuer, (iv) the operation of mandatory sinking fund or call or redemption provisions during periods of declining interest rates that could cause the subsidiary to reinvest any redemption proceeds in lower yielding assets, (v) the possibility that earnings of the subsidiary may be insufficient to meet any distribution obligations and (vi) the declining creditworthiness and potential for insolvency of the subsidiary during periods of rising interest rates and economic downturn. As a result, we may not recover some or all of our capital, which could result in losses.

Investments in non-conforming or non-investment grade rated loans involve greater risk of loss.

Some of our debt investments, if any, may not conform to conventional loan standards applied by traditional lenders and either will not be rated or will be rated as non-investment grade by the rating agencies. The non-investment grade ratings for these assets typically result from the overall leverage of the loans, the lack of a strong operating history for the properties underlying the loans, the borrowers’ credit history, the properties’ underlying cash flow or other factors. As a result, these investments may have a higher risk of default and loss than investment grade rated assets. Any loss we incur may be significant and may reduce distributions to our shareholders and adversely affect the value of our common shares.

Risks of cost overruns and non-completion of the construction or renovation of the properties underlying loans we make or acquire may materially adversely affect our investment.

The renovation, refurbishment or expansion by a borrower under a mortgaged or leveraged property involves risks of cost overruns and non-completion. Costs of construction or improvements to bring a property up to standards established for the market position intended for that property may exceed original estimates, possibly making a project uneconomical. Other risks may include environmental risks and construction, rehabilitation and subsequent leasing of the property not being completed on schedule. If such construction or renovation is not completed in a timely manner, or if it costs more than expected, the borrower may experience a prolonged impairment of net operating income and may not be able to make payments on our investment.

We may invest in CMBS, which are subject to several types of risks that may adversely impact our performance.

Commercial mortgage-backed securities, or CMBS, are bonds that evidence interests in, or are secured by, a single commercial mortgage loan or a pool of commercial mortgage loans. Accordingly, the mortgage-backed securities we may invest in are subject to all the risks of the underlying mortgage loans, including the risks of prepayment or default.

In a rising interest rate environment, the value of CMBS may be adversely affected when repayments on underlying mortgage loans do not occur as anticipated, resulting in the extension of the security’s effective maturity and the related increase in interest rate sensitivity of a longer-term instrument. The prices of lower credit quality securities are generally less sensitive to interest rate changes than more highly rated assets but more sensitive to adverse economic downturns or individual issuer developments. A projection of an economic downturn, for example, could cause a decline in the price of lower credit quality securities because the ability of obligors of mortgages underlying CMBS to make principal and interest payments or to refinance may be impaired. In this case, existing credit support in the securitization structure may be insufficient to protect us against loss of our principal on these securities. The value of CMBS also may change due to shifts in the market’s perception of issuers and regulatory or tax changes adversely affecting the mortgage securities markets as a whole. In addition, CMBS are subject to the credit risk associated with the performance of the underlying mortgage properties.

CMBS are also subject to several risks created through the securitization process. Certain subordinate CMBS are paid interest only to the extent that there are funds available to make payments. To the extent the collateral pool includes a large percentage of delinquent loans, there is a risk that interest payment on subordinate CMBS will not be fully paid. Subordinate securities of CMBS are also subject to greater risk than those CMBS that are more highly rated.

We may not control the special servicing of the mortgage loans included in the CMBS in which we may invest and, in such cases, the special servicer may take actions that could adversely affect our interests.

With respect to each series of CMBS in which we may invest, overall control over the special servicing of the related underlying mortgage loans may be held by a directing certificate-holder, which is appointed by the holders of the most subordinate class of CMBS in such series. We may acquire classes of existing series of CMBS where we will not have the right to appoint the directing certificate-holder. In connection with the servicing of the specially serviced mortgage loans, the related special servicer may, at the direction of the directing certificate-holder, take actions that could adversely affect our interests.

We may invest in CDOs and such investments may involve significant risks.

We may invest in CDOs. CDOs are multiple class debt securities, or bonds, secured by pools of assets, such as mortgage-backed securities, B-Notes, mezzanine loans, REIT debt and credit default swaps. Like typical securities structures, in a CDO, the assets are pledged to a trustee for the benefit of the holders of the bonds. Like CMBS, CDOs are affected by payments, defaults, delinquencies and losses on the underlying commercial real estate loans. CDOs often have reinvestment periods that typically last for five years during which proceeds from the sale of a collateral asset may be invested in substitute collateral. Upon termination of the reinvestment period, the static pool functions very similarly to a CMBS securitization where repayment of principal allows for redemption of bonds sequentially. To the extent we invest in the equity securities of a CDO, we will be entitled to all of the income generated by the CDO after the CDO pays all of the interest due on the senior debt securities and its expenses. However, there will be little or no income or principal available to the CDO equity if defaults or losses on the underlying collateral exceed a certain amount. In that event, the value of our investment in any equity class of a CDO could decrease substantially. In addition, the equity securities of CDOs are generally illiquid and often must be held by a REIT and because they represent a leveraged investment in the CDO’s assets, the value of the equity securities will generally have greater fluctuations than the values of the underlying collateral.

Investments that are not United States government insured involve risk of loss.

We may originate and acquire uninsured loans and assets as part of our investment strategy. Such loans and assets may include mortgage loans, mezzanine loans and bridge loans. While holding such interests, we are subject to risks of borrower defaults, bankruptcies, fraud, losses and special hazard losses that are not covered by standard hazard insurance. In the event of any default under loans, we bear the risk of loss of principal and nonpayment of interest and fees to the extent of any deficiency between the value of the collateral and the principal amount of the loan. To the extent we suffer such losses with respect to our investments in such loans, the value of the Company and the value of our common shares may be adversely affected.

Adjustable rate mortgage loans may entail greater risks of default to lenders than fixed rate mortgage loans.

Adjustable rate mortgage loans may contribute to higher delinquency rates. Borrowers with adjustable rate mortgage loans may be exposed to increased monthly payments if the related mortgage interest rate adjusts upward from the initial fixed rate or a low introductory rate, as applicable, in effect during the initial period of the mortgage loan to the rate computed in accordance with the applicable index and margin. This increase in borrowers’ monthly payments, together with any increase in prevailing market interest rates, after the initial fixed rate period, may result in significantly increased monthly payments for borrowers with adjustable rate mortgage loans, which may make it more difficult for the borrowers to repay the loan or could increase the risk of default of their obligations under the loan.

Changes in interest rates and/or credit spreads could negatively affect the value of any debt investments we may make, which could result in reduced earnings or losses and negatively affect the cash available for distribution to our shareholders.

We may invest in fixed-rate debt investments with fixed distribution amounts. Under a normal yield curve, an investment in these instruments will decline in value if long-term interest rates increase or if credit spreads widen. We may also invest in floating-rate debt investments, for which decreases in interest rates or narrowing of credit spreads will have a negative effect on value and interest income. Even though a loan or other debt investment may be performing in accordance with its loan agreement and the underlying collateral has not changed, the economic value of the loan may be negatively impacted by the incremental interest foregone from the changes in interest rates or credit spreads. Declines in market value may ultimately reduce earnings or result in losses to us, which may negatively affect cash available for distribution to our shareholders.

Prepayments can adversely affect the yields on any debt investments we may make.

Prepayments on debt instruments, where permitted under the debt documents, are influenced by changes in current interest rates and a variety of economic, geographic and other factors beyond our control, and consequently, such prepayment rates cannot be predicted with certainty. If we are unable to invest the proceeds of such prepayments received, the yield on our portfolio will decline. In addition, we may acquire assets at a discount or premium and if the asset does not repay when expected, our anticipated yield may be impacted. Under certain interest rate and prepayment scenarios we may fail to recoup fully our cost of acquisition of certain investments.

Hedging against interest rate exposure may adversely affect our earnings, limit our gains or result in losses, which could adversely affect cash available for distribution to our shareholders.

We may enter into interest rate swap agreements or pursue other interest rate hedging strategies. Our hedging activity, if any, will vary in scope based on the level of interest rates, the type of portfolio investments held, and other changing market conditions. Interest rate hedging may fail to protect or could adversely affect us because, among other things:

•	interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;

•	available interest rate hedging may not correspond directly with the interest rate risk for which protection is sought;

•	the duration of the hedge may not match the duration of the related liability or asset;

•	our hedging opportunities may be limited by the treatment of income from hedging transactions under the rules determining REIT qualification;

•	the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction;

•	the party owing money in the hedging transaction may default on its obligation to pay; and

•	we may purchase a hedge that turns out not to be necessary, i.e., a hedge that is out of the money.

Any hedging activity we engage in may adversely affect our earnings, which could adversely affect cash available for distribution to our shareholders. Therefore, while we may enter into such transactions to seek to reduce interest rate risks, unanticipated changes in interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged or liabilities being hedged may vary materially. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss.

Many of our investments are illiquid and we may not be able to vary our portfolio in response to changes in economic and other conditions.

Many factors that are beyond our control affect the real estate market and could affect our ability to sell properties and other investments for the price, on the terms or within the time frame that we desire. These factors include general economic conditions, the availability of financing, interest rates and other factors, including supply and demand. Because real estate investments are relatively illiquid, we have a limited ability to vary our portfolio in response to changes in economic or other conditions. Further, before we can sell a property on the terms we want, it may be necessary to expend funds to correct defects or to make improvements. However, we can give no assurance that we will have the funds available to correct such defects or to make such improvements. Moreover, the senior mortgage loans, subordinated loans, mezzanine loans and other loans and investments we may originate or purchase will be particularly illiquid investments due to their short life and the greater difficulty of recoupment in the event of a borrower’s default. In addition, some of the commercial real estate-related securities that we may purchase may be traded in private, unregistered transactions and may therefore be subject to restrictions on resale or otherwise have no established trading market. As a result, we continue to expect that many of our investments will be illiquid, and if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our investments and our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited, which could adversely affect our results of operations and financial condition.

Declines in the market values of our investments may adversely affect periodic reported results of operations and credit availability, which may reduce earnings and, in turn, cash available for distribution to our shareholders.

Some of our assets may be classified for accounting purposes as “available-for-sale.” These investments are carried at estimated fair value and temporary changes in the market values of those assets will be directly charged or credited to shareholders’ equity without impacting net income on the income statement. Moreover, if we determine that a decline in the estimated fair value of an available-for-sale security falls below its amortized value and is not temporary, we will recognize a loss on that security on the income statement, which will reduce our earnings in the period recognized.

A decline in the market value of our assets may adversely affect us particularly in instances where we have borrowed money based on the market value of those assets. If the market value of those assets declines, the lender may require us to post additional collateral to support the loan. If we were unable to post the additional collateral, we may have to sell assets at a time when we might not otherwise choose to do so. A reduction in credit available may reduce our earnings and, in turn, cash available for distribution to shareholders.

Further, credit facility providers may require us to maintain a certain amount of cash reserves or to set aside unlevered assets sufficient to maintain a specified liquidity position, which would allow us to satisfy our collateral obligations. As a result, we may not be able to leverage our assets as fully as we would choose, which could reduce our return on equity. In the event that we are unable to meet these contractual obligations, our financial condition could deteriorate rapidly.

Market values of our investments may decline for a number of reasons, such as changes in prevailing market rates, increases in defaults, increases in voluntary prepayments for those investments that we have that are subject to prepayment risk, widening of credit spreads and downgrades of ratings of the securities by ratings agencies.

Some of our portfolio investments are carried at estimated fair value as determined by us and, as a result, there may be uncertainty as to the value of these investments.

Some of our portfolio investments are in the form of securities that are recorded at fair value but that have limited liquidity or are not publicly traded. The fair value of securities and other investments that have limited liquidity or are not publicly traded may not be readily determinable. We estimate the fair value of these investments on a quarterly basis. Because such valuations are inherently uncertain, may fluctuate over short periods of time and may be based on numerous estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. The value of our common shares could be adversely affected if our determinations regarding the fair value of these investments are materially higher than the values that we ultimately realize upon their disposal.

Competition with third parties in acquiring properties and other investments may reduce our profitability and the return on your investment.

We have significant competition with respect to our acquisition of properties, originating loans, and other investments with many other companies, including other REITs, insurance companies, commercial banks, private investment funds, hedge funds, specialty finance companies, online investment platforms and other investors, many of which have greater resources than us. We may not be able to compete successfully for investments. In addition, the number of entities and the amount of funds competing for suitable investments may increase. If we acquire properties and other investments at higher prices or originate loans on more generous terms than our competitors and/or by using less-than-ideal capital structures, our returns will be lower and the value of our assets may not increase or may decrease significantly below the amount we paid for such assets. If such events occur, you may experience a lower return on your investment.

A prolonged economic slowdown, a lengthy or severe recession or declining real estate values could harm our operations.

Many of our investments are susceptible to economic slowdowns or recessions, which could lead to financial losses in our investments and a decrease in revenues, net income and assets. An economic slowdown or recession, in addition to other non-economic factors such as an excess supply of properties, could have a material negative impact on the values of both commercial real estate and residential real estate properties. Declining real estate values will likely reduce our level of new mortgage loan originations, since borrowers often use increases in the value of their existing properties to support the purchase or investment in additional properties. Borrowers may also be less able to pay principal and interest on our loans if the real estate economy weakens. Further, declining real estate values significantly increase the likelihood that we will incur losses on our loans in the event of default because the value of our collateral may be insufficient to cover our cost on the loan. Any sustained period of increased payment delinquencies, foreclosures or losses could adversely affect both our net interest income from loans in our portfolio as well as our ability to originate, sell and securitize loans, which would significantly harm our revenues, results of operations, financial condition, business prospects and our ability to make distributions to you.

If we sell a property by providing financing to the purchaser, we will bear the risk of default by the purchaser, which could delay or reduce the distributions available to our shareholders.

If we decide to sell any of our properties, we intend to use our best efforts to sell them for cash; however, in some instances, we may sell our properties by providing financing to purchasers. When we provide financing to a purchaser, we will bear the risk that the purchaser may default, which could reduce our cash distributions to shareholders. Even in the absence of a purchaser default, the distribution of the proceeds of the sale to our shareholders, or the reinvestment of the proceeds in other assets, will be delayed until the promissory note or other property we may accept upon a sale are actually paid, sold, refinanced or otherwise disposed.

Insurance may not cover all potential losses on the mortgaged properties that may impair our security and harm the value of our assets.

We require that each of the borrowers under our mortgage loan investments obtain comprehensive insurance covering the mortgaged property, including liability, fire and extended coverage. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods and hurricanes that may be uninsurable or not economically insurable. We may not require borrowers to obtain terrorism insurance if it is deemed commercially unreasonable. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it infeasible to use insurance proceeds to replace a property if it is damaged or destroyed. Under such circumstances, the insurance proceeds, if any, might not be adequate to restore the economic value of the mortgaged property, which might impair our security and decrease the value of the property.

With respect to mortgaged properties, options and other purchase rights may affect value or hinder recovery.

A borrower under certain mortgage loans may give its tenants or another person a right of first refusal or an option to purchase all or a portion of the related mortgaged property. These rights may impede the lender’s ability to sell the related mortgaged property at foreclosure or may adversely affect the value or marketability of the property.

If we overestimate the value or income-producing ability or incorrectly price the risks of our investments, we may experience losses.

Analysis of the value or income-producing ability of a commercial property is highly subjective and may be subject to error. Our Manager values our potential investments based on yields and risks, taking into account estimated future losses on the commercial real estate loans and the mortgaged property included in the securitization’s pools or select commercial real estate equity investments, and the estimated impact of these losses on expected future cash flows and returns. In the event that we underestimate the risks relative to the price we pay for a particular investment, we may experience losses with respect to such investment.

A borrower’s form of entity may cause special risks or hinder our recovery.

Since most of the borrowers for our commercial real estate loan investments are legal entities rather than individuals, our risk of loss may be greater than those of mortgage loans made to individuals. Unlike individuals involved in bankruptcies, most of the entities generally do not have personal assets and creditworthiness at stake. The terms of the mortgage loans generally require that the borrowers covenant to be single-purpose entities, although in some instances the borrowers are not required to observe all covenants and conditions that typically are required in order for them to be viewed under standard rating agency criteria as “single-purpose entities.” Borrowers’ organizational documents or the terms of the mortgage loans may limit their activities to the ownership of only the related mortgaged property or properties and limit the borrowers’ ability to incur additional indebtedness. These provisions are designed to mitigate the possibility that the borrowers’ financial condition would be adversely impacted by factors unrelated to the mortgaged property and the mortgage loan in the pool.

The bankruptcy of a borrower, or a general partner or managing member of a borrower, may impair the ability of the lender to enforce its rights and remedies under the related mortgage. Borrowers that are not single-purpose entities structured to limit the possibility of becoming insolvent or bankrupt, may be more likely to become insolvent or the subject of a voluntary or involuntary bankruptcy proceeding because the borrowers may be (i) operating entities with a business distinct from the operation of the mortgaged property with the associated liabilities and risks of operating an ongoing business or (ii) individuals that have personal liabilities unrelated to the property.

We are exposed to environmental liabilities with respect to properties to which we take title.

In the course of our business, we may take title to real estate, and, if we do take title, we could be subject to environmental liabilities with respect to these properties. In such a circumstance, we may be held liable to a governmental entity or to third parties for property damage, personal injury, and investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases, at a property. The costs associated with investigation or remediation activities could be substantial. If we ever become subject to significant environmental liabilities, our business, financial condition, liquidity and results of operations could be materially and adversely affected.

Risks Relating to Economic Conditions

Economic recessions or downturns may have an adverse effect on our business, financial condition and results of operations.

Economic recessions or downturns may result in a prolonged period of market illiquidity, which could have an adverse effect on our business, financial condition and results of operations. Unfavorable economic conditions also could reduce investments on the Fundrise Platform by investors and engagement by real estate operators. Periods of economic slowdown or recession, significantly rising interest rates, declining employment levels, decreasing demand for real estate, or the public perception that any of these events may occur, have resulted in and could continue to result in a general decline in acquisition, disposition and leasing activity, as well as a general decline in the value of real estate and in rents. These events could adversely affect our demand among investors, which will impact our results of operations.

During an economic downturn, it may also take longer for us to dispose of real estate investments, or the disposition prices may be lower than originally anticipated. As a result, the carrying value of such real estate investments may become impaired and we could record losses as a result of such impairment or could experience reduced profitability related to declines in real estate values. These events could adversely affect our performance and, in turn, our business, and negatively impact our results of operations.

Negative general economic conditions could continue to reduce the overall amount of sale and leasing activity in the commercial real estate industry, and hence the demand for our securities, which may in turn adversely affect our revenues. We are unable to predict the likely duration and severity of the current disruption in financial markets and adverse economic conditions in the United States and other countries.

Further downgrades of the U.S. credit rating, impending automatic spending cuts or a government shutdown could negatively impact our liquidity, financial condition and earnings.

Recent U.S. debt ceiling and budget deficit concerns have increased the possibility of additional credit rating downgrades and economic slowdowns, or a recession in the United States. Although U.S. lawmakers passed legislation to raise the federal debt ceiling on multiple occasions, ratings agencies have lowered or threatened to lower the long-term sovereign credit rating on the United States. The impact of this or any further downgrades to the U.S. government’s sovereign credit rating or its perceived creditworthiness could adversely affect the United States and global financial markets and economic conditions. With the improvement of the U.S. economy, the Federal Reserve may continue to raise interest rates, which would increase borrowing costs and may negatively impact our ability to access the debt markets on favorable terms. In addition, disagreement over the federal budget has caused the U.S. federal government to essentially shut down for periods of time. Continued adverse political and economic conditions could have an adverse effect on our business, financial condition and results of operations.

Global economic, political and market conditions and economic uncertainty may adversely affect our business, results of operations and financial condition.

The current worldwide financial market situation, as well as various social and political tensions in the United States and around the world, may continue to contribute to increased market volatility, may have long-term effects on the United States and worldwide financial markets, and may cause further economic uncertainties or deterioration in the United States and worldwide. Economic uncertainty can have a negative impact on our business through changing spreads, structures and purchase multiples, as well as the overall supply of investment capital. Since 2010, several European Union, or EU, countries, including Greece, Ireland, Italy, Spain, and Portugal, have faced budget issues, some of which may have negative long-term effects for the economies of those countries and other EU countries.  Additionally, the precise details and the resulting impact of the United Kingdom’s vote to leave the EU, commonly referred to as “Brexit,” are impossible to ascertain at this point.  The effect on the United Kingdom’s economy will likely depend on the nature of trade relations with the EU following its exit, a matter to be negotiated. The decision may cause increased volatility and have a significant adverse impact on world financial markets, other international trade agreements, and the United Kingdom and European economies, as well as the broader global economy for some time.  Further, there is continued concern about national-level support for the Euro and the accompanying coordination of fiscal and wage policy among European Economic and Monetary Union member countries. In addition, the fiscal policy of foreign nations, such as China, may have a severe impact on the worldwide and United States financial markets. We do not know how long the financial markets will continue to be affected by these events and cannot predict the effects of these or similar events in the future on the United States economy and securities markets or on our investments. As a result of these factors, there can be no assurance that we will be able to successfully monitor developments and manage our investments in a manner consistent with achieving our investment objectives.

Risks Related to Our Organization and Structure

Our shareholders do not elect or vote on our Manager and have limited ability to influence decisions regarding our business.

Our operating agreement provides that the assets, affairs and business of the Company are managed under the direction of our Manager. Our shareholders do not elect or vote on our Manager, and, unlike the holders of common shares in a corporation, have only limited voting rights on matters affecting our business, and therefore limited ability to influence decisions regarding our business. In addition, our operating agreement provides that the Manager generally operate in a manner that is appropriate to maintain our REIT status, which may further limit decisions regarding our business.

Our common shareholders have limited voting rights and may be bound by either a majority or supermajority vote.

Our common shareholders have voting rights only with respect to certain matters, primarily relating to amendments to our operating agreement that would adversely change the rights of the common shares, removal of our Manager for “cause”. Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of common shareholders. Generally, matters to be voted on by our shareholders must be approved by a majority of the votes cast by all common shares present in person or represented by proxy, although the vote to remove the Manager for “cause” requires a two-thirds vote. If any vote occurs, you will be bound by the majority or supermajority vote, as applicable, even if you did not vote with the majority or supermajority.

As a non-listed company conducting an exempt offering pursuant to Regulation A, we are not subject to a number of corporate governance requirements, including the requirements for a board of directors or independent board committees.

As a non-listed company conducting an exempt offering pursuant to Regulation A, we are not subject to a number of corporate governance requirements that an issuer conducting an offering on Form S-11 or listing on a national stock exchange would be. Accordingly, while we have retained an Independent Representative (defined below) to review certain conflicts of interest, we do not have a board of directors, nor are we required to have (i) a board of directors of which a majority consists of "independent" directors under the listing standards of a national stock exchange, (ii) an audit committee composed entirely of independent directors and a written audit committee charter meeting a national stock exchange's requirements, (iii) a nominating/corporate governance committee composed entirely of independent directors and a written nominating/corporate governance committee charter meeting a national stock exchange's requirements, (iv) a compensation committee composed entirely of independent directors and a written compensation committee charter meeting the requirements of a national stock exchange, and (v) independent audits of our internal controls. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of a national stock exchange.

As our sponsor establishes additional REIT offerings and other Fundrise Platform investment opportunities, there may be conflicts of interests among the various REIT offerings and other programs, which may result in opportunities that would benefit the Company being allocated to the other offerings.

Our sponsor has in the past, and expects to continue in the future, to establish and sponsor additional REIT offerings and other programs, and to continue to offer investment opportunities primarily through the Fundrise Platform, including offerings that will acquire or invest in commercial real estate equity investments, commercial real estate loans, and other select real estate-related assets. Our sponsor has previously organized, as of the date of this offering circular, the following similar programs (eREITs TM and eFundsTM):

• The Income eREITTM, which was formed to originate, invest in and manage a diversified portfolio of commercial real estate investments through the acquisition of commercial real estate loans;

• The Growth eREITTM, which was formed to originate, invest in and manage a diversified portfolio of commercial real estate properties;

• The Heartland eREITTM, which was formed to originate, invest in and manage a diversified portfolio primarily consisting of investments in multifamily rental properties and development projects located primarily in the Houston, TX, Dallas, TX, Austin, TX, Chicago, IL, and Denver, CO metropolitan statistical areas;

• The East Coast eREITTM, which was formed to originate, invest in and manage a diversified portfolio primarily consisting of investments in multifamily rental properties and development projects located primarily in the states of Massachusetts, New York, New Jersey, North Carolina, South Carolina, Georgia and Florida, as well as the metropolitan statistical areas of Washington, DC and Philadelphia, PA;

• Fundrise For-Sale Housing eFUND – Los Angeles CA, LLC (the “LA Homes eFundTM”), which was formed to acquire property for the development of for-sale housing in the Los Angeles, CA metropolitan statistical area; and

• Fundrise For-Sale Housing eFUND – Washington DC, LLC (the “DC Homes eFundTM”), which was formed to acquire property for the development of for-sale housing in the Washington, DC metropolitan statistical area.

These additional Fundrise Platform investment opportunities may have investment criteria that compete with us. If a sale, financing, investment or other business opportunity would be suitable for more than one investment opportunity, our sponsor and its officers and directors will allocate it using their business judgment. Any allocation of this type may involve the consideration of a number of factors that our sponsor and its officers and directors determine to be relevant. Except under any policies that may be adopted by our Manager or sponsor, no Fundrise Platform investment opportunity (including us) will have any duty, responsibility or obligation to refrain from:

•	engaging in the same or similar activities or lines of business as any other Fundrise Platform investment opportunity;

•	doing business with any potential or actual tenant, lender, purchaser, supplier, customer or competitor of any Fundrise Platform investment opportunity;

•	engaging in, or refraining from, any other activities whatsoever relating to any of the potential or actual tenants, lenders, purchasers, suppliers or customers of any Fundrise Platform investment opportunity;

•	establishing material commercial relationships with another Fundrise Platform investment opportunity; or

•	making operational and financial decisions that could be considered to be detrimental to another Fundrise Platform investment opportunity.

In addition, any decisions by our sponsor or Manager to renew, extend, modify or terminate an agreement or arrangement, or enter into similar agreements or arrangements in the future, may benefit one Fundrise Platform investment opportunity more than another or limit or impair the ability of any Fundrise Platform investment opportunity to pursue business opportunities. In addition, third parties may require as a condition to their arrangements or agreements with or related to any one particular Fundrise Platform investment opportunity that such arrangements or agreements include or not include another Fundrise Platform investment opportunity, as the case may be. Any of these decisions may benefit one Fundrise Platform investment opportunity more than another.

The conflicts of interest policies we have adopted may not adequately address all of the conflicts of interest that may arise with respect to our activities and are subject to change or suspension.

In order to avoid any actual or perceived conflicts of interest among the Fundrise Platform investment opportunities and with our Manager’s directors, officers and affiliates, we have adopted a conflicts of interest policy to specifically address some of the conflicts relating to our activities. There is no assurance that these policies will be adequate to address all of the conflicts that may arise or will address such conflicts in a manner that is favorable to the Company. Our Manager may modify, suspend or rescind the policies set forth in the conflicts policy, including any resolution implementing the provisions of the conflicts policy, in each case, without a vote of our shareholders.

Certain provisions of our operating agreement and Delaware law could hinder, delay or prevent a change of control of the Company.

Certain provisions of our operating agreement and Delaware law could have the effect of discouraging, delaying or preventing transactions that involve an actual or threatened change of control of the Company. These provisions include the following:

•	Authorization of additional shares, issuances of authorized shares and classification of shares without shareholder approval. Our operating agreement authorizes us to issue additional shares or other securities of the Company for the consideration and on the terms and conditions established by our Manager without the approval of our shareholders. In particular, our Manager is authorized to provide for the issuance of an unlimited amount of one or more classes or series of our shares, including preferred shares, and to fix the number of shares, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to each class or series thereof by resolution authorizing the issuance of such class or series. Our ability to issue additional shares and other securities could render more difficult or discourage an attempt to obtain control over the Company by means of a tender offer, merger or otherwise.

•	Delaware Business Combination Statute—Section 203. Section 203 of the DGCL, which restricts certain business combinations with interested shareholders in certain situations, does not apply to limited liability companies unless they elect to utilize it. Our operating agreement does not currently elect to have Section 203 of the DGCL apply to us. In general, this statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction by which that person became an interested shareholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested shareholder, and an interested shareholder is a person who, together with affiliates and associates, owns, or within three years prior did own, 15% or more of voting shares. Our Manager may elect to amend our operating agreement at any time to have Section 203 apply to us.

•	Ownership limitations. To assist us in qualifying as a REIT, our operating agreement, subject to certain exceptions, provides that generally no person may own, or be deemed to own by virtue of the attribution provisions of the Code, either more than 9.8% in value or in number of our common shares, whichever is more restrictive, or more than 9.8% in value or in number of our shares, whichever is more restrictive. Accordingly, no person may own, or be deemed to own, more than 9.8% in value or in number of our shares, whichever is more restrictive. The ownership limits could have the effect of discouraging a takeover or other transaction in which shareholders might receive a premium for their shares over the then prevailing market price or which holders might believe to be otherwise in their best interests. Furthermore, we will reject any investor’s subscription in whole or in part if we determine that such subscription would violate such ownership limits.

•	Exclusive authority of our Manager to amend our operating agreement. Our operating agreement provides that our Manager has the exclusive power to adopt, alter or repeal any provision of the operating agreement, unless such amendment would adversely change the rights of the common shares. Thus, our shareholders generally may not effect changes to our operating agreement.

You are limited in your ability to sell your common shares pursuant to our redemption plan. You may not be able to sell any of your common shares back to us, and if you do sell your shares, you may not receive the price you paid upon subscription.

Our redemption plan may provide you with an opportunity to have your common shares redeemed by us. We anticipate that our common shares may be redeemed by us on a monthly basis, following a minimum sixty (60) day waiting period after the redemption request has been submitted. However, our redemption plan contains certain restrictions and limitations, including those relating to the number of our common shares that we can redeem at any given time and limiting the redemption price. Specifically, we intend to limit the number of shares to be redeemed during any calendar year to no more than 5.0% of our common shares outstanding (or 1.25% per calendar quarter, with excess capacity carried over to later calendar quarters in that calendar year). However, as we intend to make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given month or quarter, as these commercial real estate assets are paid off or sold, so long as, in the aggregate, we do not redeem more than 5.00% in any calendar year.

In addition, pursuant to our redemption plan, a shareholder may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 per each redemption request.

Finally, our Manager reserves the right to reject any redemption request for any reason or no reason or to amend or terminate the redemption plan without prior notice. Therefore, you may not have the opportunity to make a redemption request prior to a potential termination of the redemption plan and you may not be able to sell any of your common shares back to us pursuant to the redemption plan. Moreover, if you do sell your common shares back to us pursuant to the redemption plan, you will not receive the same price you paid for the common shares being redeemed other than during your Introductory Period. See “Description of Our Common Shares —Redemption Plan.”

The offering price of our shares was not established on an independent basis; the actual value of your investment may be substantially less than what you pay. Until December 31, 2017, we expect to use the price paid to acquire a share in our offering as the estimated value of our shares. Thereafter, when determining the estimated value of our shares, the value of our shares will be based upon a number of assumptions that may not be accurate or complete.

Our Manager established the offering price of our shares on an arbitrary basis. The selling price of our shares bears no relationship to our book or asset values or to any other established criteria for valuing shares. Because the offering price is not based upon any independent valuation, the offering price may not be indicative of the proceeds that you would receive upon liquidation. Further, the offering price may be significantly more than the price at which the shares would trade if they were to be listed on an exchange or actively traded by broker-dealers.

After December 31, 2017, the per share purchase price for this offering will be adjusted every fiscal quarter (or as soon as commercially reasonable thereafter), and will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value, or NAV, divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (NAV per share). Our Manager will adjust our per share purchase price as of the date the new NAV is announced, not the date of such NAV, and investors will pay the most recent publicly announced purchase price as of the date of their subscription. Solely by way of example, if an investor submits a subscription on April 2, such investor will pay the per share purchase price previously announced in January, not the per share purchase price that would be expected to be announced at a later date in April. Estimates of our NAV per share are based on available information and judgment. Therefore, actual values and results could differ from our estimates and that difference could be significant. This approach to valuing our shares may bear little relationship and will likely exceed what you might receive for your shares if you tried to sell them or if we liquidated our portfolio. In addition, the price you pay for your shares in this offering may be more or less than shareholders who acquire their shares in the future.

Your interest in us will be diluted if we issue additional shares, which could reduce the overall value of your investment.

Potential investors in this offering do not have preemptive rights to any shares we issue in the future. Under our operating agreement, we have authority to issue an unlimited number of additional common shares or other securities, although, under Regulation A, we are only allowed to sell up to $50,000,000 of our shares in any 12 month period (although we may raise capital in other ways). In particular, our Manager is authorized, subject to the restrictions of Regulation A and other applicable securities laws, to provide for the issuance of an unlimited amount of one or more classes or series of shares in the Company, including preferred shares, and to fix the number of shares, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to each class or series thereof by resolution authorizing the issuance of such class or series, without shareholder approval. After your purchase in this offering, our Manager may elect to (i) sell additional shares in this or future public offerings, (ii) issue equity interests in private offerings, or (iii) issue shares to our Manager, or its successors or assigns, in payment of an outstanding fee obligation. To the extent we issue additional equity interests after your purchase in this offering, your percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value and fair value of your shares.

By purchasing shares in this offering, you are bound by the arbitration provisions contained in our subscription agreement which limit your ability to bring class action lawsuits or seek remedy on a class basis.

By purchasing shares in this offering, investors agree to be bound by the arbitration provisions contained in Section 13 of our subscription agreement. Such arbitration provision applies to claims that may be made regarding this offering and, among other things, limits the ability of investors to bring class action lawsuits or similarly seek remedy on a class basis.

Section 13 of the subscription agreement allows for either us or an investor to elect to enter into binding arbitration in the event of any claim in which we and the investor are adverse parties, including claims regarding this offering. While not mandatory, in the event that we elected to invoke the arbitration clause of Section 13, the rights of the adverse shareholder to seek redress in court would be severely limited.

Further, Section 13(f) of the subscription agreement restricts the ability of individual investors to bring class action lawsuits or to similarly seek remedy on a class basis, unless otherwise consented to by us. These restrictions on the ability to bring a class action lawsuit is likely to result in increased costs, both in terms of time and money, to individual investors who wish to pursue claims against us.

Risks Related to Our Status as a REIT

Failure to qualify as a REIT would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distributions to our shareholders.

We believe that our organization, prior and proposed ownership and method of operation have enabled us, and will continue to enable us, to meet the requirements for qualification and taxation as a REIT. However, we cannot assure you that we will continue to qualify as such. This is because qualification as a REIT involves the application of highly technical and complex provisions of the Code as to which there are only limited judicial and administrative interpretations and involves the determination of facts and circumstances not entirely within our control. Future legislation, new regulations, administrative interpretations or court decisions may significantly change the tax laws or the application of the tax laws with respect to qualification as a REIT or the U.S. federal income tax consequences of such qualification.

If we fail to qualify as a REIT in any taxable year, we will face serious tax consequences that will substantially reduce the funds available for distributions to our shareholders because:

•	we would not be allowed a deduction for dividends paid to shareholders in computing our taxable income and would be subject to U.S. federal income tax at regular corporate rates;

•	we could be subject to the U.S. federal alternative minimum tax and possibly increased state and local taxes; and

•	unless we are entitled to relief under certain U.S. federal income tax laws, we could not re-elect REIT status until the fifth calendar year after the year in which we failed to qualify as a REIT.

In addition, if we fail to qualify as a REIT, we will no longer be required to make distributions. As a result of all these factors, our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and it would adversely affect the value of our common shares. See “U.S. Federal Income Tax Considerations” for a discussion of certain U.S. federal income tax considerations relating to us and our common shares.

Even if we continue to qualify as a REIT, we may owe other taxes that will reduce our cash flows.

Even if we continue to qualify for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, on taxable income that we do not distribute to our shareholders, on net income from certain “prohibited transactions,” and on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes. For example, to the extent we satisfy the 90% distribution requirement but distribute less than 100% of our REIT taxable income, we will be subject to U.S. federal corporate income tax on our undistributed taxable income. We also will be subject to a 4% nondeductible excise tax if the actual amount that we distribute to our shareholders in a calendar year is less than a minimum amount specified under the Code. As another example, we are subject to a 100% “prohibited transaction” tax on any gain from a sale of property that is characterized as held for sale, rather than investment, for U.S. federal income tax purposes, unless we comply with a statutory safe harbor or earn the gain through a taxable REIT subsidiary (“TRS”). Further, any TRS that we establish will be subject to regular corporate U.S. federal, state and local taxes. Any of these taxes would decrease cash available for distribution to shareholders.

REIT distribution requirements could adversely affect our liquidity and may force us to borrow funds during unfavorable market conditions.

In order to maintain our REIT status and to meet the REIT distribution requirements, we may need to borrow funds on a short-term basis or sell assets, even if the then-prevailing market conditions are not favorable for these borrowings or sales. In addition, we may need to reserve cash (including proceeds from this offering) to satisfy our REIT distribution requirements, even though there are attractive investment opportunities that may be available. To qualify as a REIT, we generally must distribute to our shareholders at least 90% of our net taxable income each year, excluding capital gains. In addition, we will be subject to corporate income tax to the extent we distribute less than 100% of our taxable income including any net capital gain. We intend to make distributions to our shareholders to comply with the requirements of the Code for REITs and to minimize or eliminate our corporate income tax obligation to the extent consistent with our business objectives. Our cash flows from operations may be insufficient to fund required distributions, for example as a result of differences in timing between the actual receipt of income and the recognition of income for U.S. federal income tax purposes, the effect of non-deductible capital expenditures, the creation of reserves or required debt service or amortization payments. To the extent we invest in debt instruments, we generally will be required to accrue income from mortgage loans, mortgage backed securities, and other types of debt instruments currently over the term of the asset, even if we do not receive the cash payments corresponding to such income until later periods. Thus, all or a part of the anticipated increase in yield on the loans we hold that are attributable to deferred interest, exit fees and/or equity participation features generally must be accrued currently notwithstanding that the corresponding cash payment is deferred or uncertain. The insufficiency of our cash flows to cover our distribution requirements could have an adverse impact on our ability to raise short- and long-term debt or sell equity securities in order to fund distributions required to maintain our REIT status. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. To address and/or mitigate some of these issues, we may make taxable distributions that are in part paid in cash and in part paid in our common shares. In such cases our shareholders may have tax liabilities from such distributions in excess of the cash they receive. The treatment of such taxable share distributions is not clear, and it is possible the taxable share distribution will not count towards our distribution requirement, in which case adverse consequences could apply.

If we fail to invest a sufficient amount of the net proceeds from selling our common shares in real estate assets within one year from the receipt of the proceeds, we could fail to qualify as a REIT.

Temporary investment of the net proceeds from sales of our common shares in short-term securities and income from such investment generally will allow us to satisfy various REIT income and asset requirements, but only during the one-year period beginning on the date we receive the net proceeds. If we are unable to invest a sufficient amount of the net proceeds from sales of our common shares in qualifying real estate assets within such one-year period, we could fail to satisfy one or more of the gross income or asset tests and/or we could be limited to investing all or a portion of any remaining funds in cash or cash equivalents. If we fail to satisfy any such income or asset test, unless we are entitled to relief under certain provisions of the Code, we could fail to qualify as a REIT. See “U.S. Federal Income Tax Considerations.”

If we form a TRS, our overall tax liability could increase.

Any TRS we form will be subject to U.S. federal, state and local income tax on its taxable income. Accordingly, although our ownership of any TRSs may allow us to participate in the operating income from certain activities that we could not participate in without violating the REIT income tests requirements of the Code or incurring the 100% tax on gains from prohibited transactions, the TRS through which we earn such operating income or gain will be fully subject to corporate income tax. The after-tax net income of any TRS would be available for distribution to us; however, any dividends received by us from our domestic TRSs will only be qualifying income for the 95% REIT income test, not the 75% REIT income test. If we have any non-U.S. TRSs, they may be subject to tax in jurisdictions where they operate and under special rules dealing with foreign subsidiaries, and they may generate income that is non-qualifying for either of the REIT income tests.

Although our use of TRSs may partially mitigate the impact of meeting certain requirements necessary to maintain our qualification as a REIT, there are limits on our ability to own and engage in transactions with TRSs, and a failure to comply with the limits would jeopardize our REIT qualification and may result in the application of a 100% excise tax.

A REIT may own up to 100% of the stock or securities of one or more TRSs. A TRS may hold assets and earn income that would not be qualifying assets or income if held or earned directly by a REIT. A TRS also may sell assets without incurring the 100% tax on prohibited transactions. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 25% (for taxable years beginning before January 1, 2018) or 20% (for taxable years beginning on or after January 1, 2018) of the value of a REIT’s assets may consist of stock or securities of one or more TRSs. In addition, the rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s length basis (for example if we charged our TRS interest in excess of an arm’s length rate). We may jointly elect with one or more subsidiaries for those subsidiaries to be treated as TRSs for U.S. federal income tax purposes. These TRSs will pay U.S. federal, state and local income tax on their taxable income, and their after-tax net income will be available for distribution to us but is not required to be distributed to us. We will monitor the value of our respective investments in any TRSs we may form for the purpose of ensuring compliance with TRS ownership limitations and intend to structure our transactions with any such TRSs on terms that we believe are arm’s length to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with the 25% (for taxable years beginning before January 1, 2018) or 20% (for taxable years beginning on or after January 1, 2018) TRS limitation or to avoid application of the 100% excise tax.

Dividends payable by REITs generally do not qualify for reduced tax rates under current law.

The maximum U.S. federal income tax rate for certain qualified dividends payable to U.S. shareholders that are individuals, trusts and estates generally is 20%. Dividends payable by REITs, however, are generally not eligible for the reduced rates and therefore may be subject to a 39.6% maximum U.S. federal income tax rate on ordinary income when paid to such shareholders. The more favorable rates applicable to regular corporate dividends under current law could cause investors who are individuals, trusts and estates or are otherwise sensitive to these lower rates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our common shares.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities or to liquidate otherwise attractive investments.

To qualify as a REIT, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our shareholders and the ownership of our shares. We may be required to make distributions to our shareholders at disadvantageous times or when we do not have funds readily available for distribution. Thus, compliance with the REIT requirements may, for instance, hinder our ability to make certain otherwise attractive investments or undertake other activities that might otherwise be beneficial to us and our shareholders, or may require us to borrow or liquidate investments in unfavorable market conditions and, therefore, may hinder our investment performance. As a REIT, at the end of each calendar quarter, at least 75% of the value of our assets must consist of cash, cash items, U.S. Government securities and qualified “real estate assets.” The remainder of our investments in securities (other than cash, cash items, U.S. Government securities, securities issued by a TRS and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our total assets (other than cash, cash items, U.S. Government securities, securities issued by a TRS and qualified real estate assets) can consist of the securities of any one issuer, no more than 25% (for taxable years beginning before January 1, 2018) or 20% (for taxable years beginning on or after January 1, 2018) of the value of our total securities can be represented by securities of one or more TRSs, and no more than 25% of the value of our total assets may be represented by debt instruments of publicly offered REITs that are not secured by mortgages on real property or real property interests. After meeting these requirements at the close of a calendar quarter, if we fail to comply with these requirements at the end of any subsequent calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification. As a result, we may be required to liquidate from our portfolio or forego otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our shareholders.

You may be restricted from acquiring, transferring or redeeming certain amounts of our common shares.

In order to maintain our REIT qualification, among other requirements, no more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals, as defined in the Code to include certain kinds of entities, during the last half of any taxable year, other than the first year for which a REIT election is made. To assist us in qualifying as a REIT, our operating agreement contains an aggregate share ownership limit and a common shares ownership limit. Generally, any of our shares owned by affiliated owners will be added together for purposes of the aggregate share ownership limit, and any common shares owned by affiliated owners will be added together for purposes of the common shares ownership limit.

If anyone attempts to transfer or own shares in a way that would violate the aggregate share ownership limit or the common shares ownership limit (or would prevent us from continuing to qualify as a REIT), unless such ownership limits have been waived by our Manager, those shares instead will be deemed transferred to a trust for the benefit of a charitable beneficiary and will be either redeemed by us or sold to a person whose ownership of the shares will not violate the aggregate share ownership limit or the common shares ownership limit and will not prevent us from qualifying as a REIT. If this transfer to a trust fails to prevent such a violation or our disqualification as a REIT, then the initial intended transfer or ownership will be null and void from the outset. Anyone who acquires or owns shares in violation of the aggregate share ownership limit or the common shares ownership limit, unless such ownership limit or limits have been waived by our Manager, or the other restrictions on transfer or ownership in our operating agreement, bears the risk of a financial loss when the shares are redeemed or sold, if the NAV of our shares falls between the date of purchase and the date of redemption or sale.

Our limits on ownership of our shares also may require us to decline redemption requests that would cause other shareholders to exceed such ownership limits. In addition, in order to comply with certain of the distribution requirements applicable to REITs we will decline to honor any redemption request that we believe is a “dividend equivalent” redemption as discussed in “U.S. Federal Income Tax Considerations—Taxation of Taxable U.S. Shareholders—Redemptions of Common Shares.”

The failure of a mezzanine loan to qualify as a real estate asset could adversely affect our ability to qualify as a REIT.

We may acquire mezzanine loans, for which the Internal Revenue Service (the “IRS”) has provided a safe harbor but not rules of substantive law. Pursuant to the safe harbor, if a mezzanine loan meets certain requirements, it will be treated by the IRS as a real estate asset for purposes of the REIT asset tests, and interest derived from the mezzanine loan will be treated as qualifying mortgage interest for purposes of the REIT 75% income test. To the extent that any of our mezzanine loans do not meet all of the requirements for reliance on the safe harbor, such loans may not be real estate assets and could adversely affect our REIT status.

We make certain other investments through subsidiaries (with rights to receive preferred economic returns) and may invest in “kickers” with respect to certain investments that we determine to hold outside of a TRS. The character of such investments for REIT purposes may depend on the assets and operations of the issuer, which we generally will not control. Thus, no assurance can be given that any such issuer will not operate in a manner that causes us to fail an income or asset test requirement. In addition, the proper treatment of certain investments, including investments through subsidiaries (with rights to receive preferred economic returns) and “kickers,” for U.S. federal income tax purposes is unclear. If the IRS were to successfully challenge our characterization of an investment, it could adversely affect our REIT status.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code substantially limit our ability to hedge our liabilities. Generally, income from a hedging transaction we enter into to manage risk of interest rate changes with respect to borrowings made or to be made to acquire or carry real estate assets or to offset certain other positions does not constitute “gross income” for purposes of the 75% or 95% gross income tests, provided certain circumstances are satisfied. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the gross income tests. As a result of these rules, we may need to limit our use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of our hedging activities because our TRS would be subject to tax on income or gains resulting from hedges entered into by it or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in our TRSs will generally not provide any tax benefit, except for being carried forward for use against future taxable income in the TRSs.

Our qualification as a REIT and avoidance of 100% tax may depend on the characterization of loans that we make as debt for U.S. federal income tax purposes.

For U.S. federal income tax purposes, the IRS or a court may treat a loan with sufficient equity characteristics as equity for tax purposes. We may obtain equity participation rights with respect to our loans, and we may make loans with relatively high loan-to-value ratios and/or high yields, which are among the features that can cause a loan to be treated as equity for U.S. federal income tax purposes. Although we intend to structure each of our loans so that the loan should be respected as debt for U.S. federal income tax purposes, it is possible that the IRS or a court could disagree and seek to recharacterize the loan as equity. Recharacterization of one of our loans as equity for U.S. federal income tax purposes generally would require us to include our share of the gross assets and gross income of the borrower in our REIT asset and income tests. Inclusion of such items could jeopardize our REIT status. Moreover, to the extent our borrowers hold their assets as dealer property or inventory, if we are treated as holding equity in a borrower for U.S. federal income tax purposes, our share of gains from sales by the borrower would be subject to the 100% tax on prohibited transactions (except to the extent earned through a TRS).

The failure of a loan to qualify as an obligation secured by a mortgage on real property within the meaning of the REIT rules could adversely affect our ability to qualify as a REIT.

We may make investments in loans whose qualification as a real estate mortgage loan for REIT purposes is uncertain or which are treated in part as qualifying mortgage loans and in part as unsecured loans. The failure of a loan that we treated as a qualifying mortgage loan to qualify as such for REIT purposes could cause us to fail one or more of the REIT income or asset tests, and thereby cause us to fail to qualify as a REIT unless certain relief provisions also apply.

In general, interest income accrued on a loan that is secured by real property and personal property during a taxable year constitutes qualifying mortgage interest in its entirety for purposes of the 75% gross income test only if the loan is secured by a mortgage on real property with a value (at the time we committed to acquire the loan) at least equal to the highest outstanding principal amount of the loan during such taxable year. In the case of loans to improve or develop real property, the value of the real property collateral when we commit to acquire a loan is deemed to include the reasonably estimated cost of the improvements or developments (other than personal property) which will secure the loan and which will be constructed from the proceeds of the loan. Subject to an exemption discussed in “U.S. Federal Income Tax Considerations – Gross Income Tests – Interest Income,” if the outstanding principal balance of a mortgage loan during the taxable year exceeds the deemed value of the real property securing the loan at the time we committed to acquire the loan, a portion of the interest accrued during the year will not be qualifying mortgage interest for the 75% income test and a portion of such loan likely will not be a qualifying real estate asset. In that case, we could earn income that is not qualifying for the 75% income test and be treated as holding a non-real estate investment in whole or part, which could result in our failure to qualify as a REIT.

The “taxable mortgage pool” rules may increase the taxes that we or our shareholders may incur, and may limit the manner in which we effect future securitizations.

Any borrowings incurred by us could result in the creation of taxable mortgage pools for U.S. federal income tax purposes. Except as provided below, we generally would not be adversely affected by the characterization as a taxable mortgage pool so long as we own 100% of the equity interests in a taxable mortgage pool. Certain categories of shareholders, however, such as non-U.S. shareholders eligible for treaty or other benefits, shareholders with net operating losses, and certain U.S. tax-exempt shareholders that are subject to unrelated business income tax, could be subject to increased taxes on a portion of their dividend income from us that is attributable to the taxable mortgage pool. In addition, to the extent that our shares are owned by tax-exempt “disqualified organizations,” such as certain government-related entities and charitable remainder trusts that are not subject to tax on unrelated business income, we may incur a corporate level tax on a portion of our income from the taxable mortgage pool. In that case, we may reduce the amount of our distributions to any disqualified organization whose share ownership gave rise to the tax. Moreover, we would be precluded from selling equity interests in these securitizations to outside investors, or selling any debt securities issued in connection with these securitizations that might be considered to be equity interests for U.S. federal income tax purposes. These limitations may prevent us from using certain techniques to maximize our returns from securitization transactions.

The ability of our Manager to revoke our REIT qualification without shareholder approval may cause adverse consequences to our shareholders.

Our operating agreement provides that our Manager may revoke or otherwise terminate our REIT election, without the approval of our shareholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to be a REIT, we will not be allowed a deduction for dividends paid to shareholders in computing our taxable income and will be subject to U.S. federal income tax at regular corporate rates, as well as state and local taxes, which may have adverse consequences on our total return to our shareholders.

We may be subject to a 100% penalty tax on any prohibited transactions that we enter into, or may be required to forego certain otherwise beneficial opportunities in order to avoid the penalty tax on prohibited transactions.

If we are found to have held, acquired or developed property primarily for sale to customers in the ordinary course of business, we may be subject to a 100% “prohibited transactions” tax under U.S. federal tax laws on the gain from disposition of the property unless (i) the disposition qualifies for a safe harbor exception for properties that have been held by us for at least two years (generally for the production of rental income) and that satisfy certain additional requirements or (ii) the disposition is made through a TRS and, therefore, is subject to corporate U.S. federal income tax.

Under existing law, whether property is held primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances. Our opportunistic business strategy may include investments that risk being characterized as investments in properties held primarily for sale to customers in the ordinary course of a trade or business. We intend to continue to comply with the statutory safe harbor when selling properties (or when our joint ventures sell properties) outside of our TRSs that we believe might reasonably be characterized as held for sale, but compliance with the safe harbor may not always be practical. Moreover, because the determination of whether property is held primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances, the IRS might disagree with our characterization of sales outside the safe harbor. Thus, we may be subject to the 100% penalty tax on the gain from dispositions of property.

Additionally, we could be subject to this tax if we were to dispose of or securitize loans (or portions thereof) in a manner that was treated as a sale of the loans for U.S. federal income tax purposes. Therefore, in order to avoid the prohibited transactions tax, we may choose not to engage in certain sales of loans at the REIT level (and may conduct such sales through a TRS), and may limit the structures we utilize for any securitization transactions, even though the sales or structures might otherwise be beneficial to us.

The potential application of the prohibited transactions tax could cause us to forego potential dispositions of other property or to forego other opportunities that might otherwise be attractive to us, or to hold investments or undertake such dispositions or other opportunities through a TRS, which would generally result in corporate income taxes being incurred.

Our ability to provide certain services to our tenants may be limited by the REIT rules, or may have to be provided through a TRS.

As a REIT, we generally cannot hold interests in rental property where tenants receive services other than services that are customarily provided by landlords, nor can we derive income from a third party that provides such services. If services to tenants at properties in which we hold an interest are limited to customary services, those properties may be disadvantaged as compared to other properties that can be operated without the same restrictions. However, we can provide such non-customary services to tenants or share in the revenue from such services if we do so through a TRS, though income earned through the TRS will be subject to corporate income taxes.

We may be subject to adverse tax consequences if certain sale-leaseback transactions are not characterized by the IRS as “true leases.”

We may purchase investments in real estate properties and lease them back to the sellers of such properties. In the event the IRS does not characterize such leases as “true leases,” we could be subject to certain adverse tax consequences, including an inability to deduct depreciation expense and cost recovery relating to such property, and under certain circumstances, we could fail to qualify as a REIT as a result.

Possible legislative, regulatory or other actions affecting REITs could adversely affect our shareholders and us.

The rules dealing with U.S. federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect our shareholders or us. We cannot predict whether, when, in what forms, or with what effective dates, tax laws, regulations and rulings may be enacted, promulgated or decided, which could result in an increase in our, or our shareholders’, tax liability or require changes in the manner in which we operate in order to minimize increases in our tax liability. A shortfall in tax revenues for states and municipalities in which we operate may lead to an increase in the frequency and size of such changes. If such changes occur, we may be required to pay additional taxes on our assets or income or be subject to additional restrictions. These increased tax costs could, among other things, adversely affect our financial condition, the results of operations and the amount of cash available for the payment of dividends.

Shareholders are urged to consult with their own tax advisors with respect to the impact that legislation may have on their investment and the status of legislative, regulatory or administrative developments and proposals and their potential effect on their investment in our shares.

A portion of our distributions may be treated as a return of capital for U.S. federal income tax purposes, which could reduce the basis of a shareholder’s investment in our common shares and may trigger taxable gain.

A portion of our distributions may be treated as a return of capital for U.S. federal income tax purposes. As a general matter, a portion of our distributions will be treated as a return of capital for U.S. federal income tax purposes if the aggregate amount of our distributions for a year exceeds our current and accumulated earnings and profits for that year. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s shares, and to the extent that it exceeds the holder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares. See “U.S. Federal Income Tax Considerations.”

Our Manager and its affiliates have limited experience managing a portfolio of assets owned by a REIT.

REITs are subject to numerous complex requirements in order to maintain their REIT status, including income and asset composition tests. Our Manager and its affiliates have limited experience managing a portfolio in the manner intended to comply with such requirements. To the extent our Manager and its affiliates manage us in a manner that causes us to fail to be a REIT, it could adversely affect the value of our common shares.

Property taxes could increase due to property tax rate changes or reassessment, which could impact our cash flow.

Even if we qualify as a REIT for U.S. federal income tax purposes, we generally will be required to pay state and local taxes on our properties. The real property taxes on our properties may increase as property tax rates change or as our properties are assessed or reassessed by taxing authorities. If the property taxes we pay increase, our financial condition, results of operations, cash flow, per share trading price of our common shares and our ability to satisfy our principal and interest obligations and to make distributions to our shareholders could be adversely affected.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this offering circular that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this offering circular or in the information incorporated by reference into this offering circular.

The forward-looking statements included in this offering circular are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	our ability to effectively deploy the proceeds raised in this offering;

•	our ability to attract and retain members to the Fundrise Platform;

•	risks associated with breaches of our data security;

•	changes in economic conditions generally and the real estate and securities markets specifically;

•	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

•	intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease space;

•	defaults on or non-renewal of leases by tenants;

•	increased interest rates and operating costs;

•	our failure to obtain necessary outside financing;

•	decreased rental rates or increased vacancy rates;

•	the risk associated with potential breach or expiration of a ground lease, if any;

•	difficulties in identifying properties to complete, and consummating, real estate acquisitions, developments, joint ventures and dispositions;

•	our failure to successfully operate acquired properties and operations;

•	exposure to liability relating to environmental and health and safety matters;

•	changes in real estate and zoning laws and increases in real property tax rates;

•	our failure to maintain our status as a REIT;

•	failure of acquisitions to yield anticipated results;

•	risks associated with breaches of our data security;

•	risks associated with derivatives or hedging activity;

•	our level of debt and the terms and limitations imposed on us by our debt agreements;

•	the need to invest additional equity in connection with debt refinancings as a result of reduced asset values;

•	our ability to retain our executive officers and other key personnel of our advisor, our property manager and their affiliates;

•	expected rates of return provided to investors;

•	the ability of our sponsor and its affiliates to source, originate and service our loans and other assets, and the quality and performance of these assets;

•	our ability to retain and hire competent employees and appropriately staff our operations;

•	legislative or regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of REITs and SEC guidance related to Regulation A or the JOBS Act);

•	changes in business conditions and the market value of our assets, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

•	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by our sponsor;

•	our ability to access sources of liquidity when we have the need to fund redemptions of common shares in excess of the proceeds from the sales of our common shares in our continuous offering and the consequential risk that we may not have the resources to satisfy redemption requests;

•	our failure to maintain our status as a REIT;

•	our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Investment Company Act and other laws; and

•	changes to generally accepted accounting principles, or GAAP.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this offering circular. All forward-looking statements are made as of the date of this offering circular and the risk that actual results will differ materially from the expectations expressed in this offering circular will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this offering circular, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this offering circular, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this offering circular will be achieved.

ESTIMATED USE OF PROCEEDS

The table below sets forth our estimated use of proceeds from this offering and the private placements described below, assuming we sell in this offering: $50,000,000 in shares, the maximum offering amount. Our common shares will be offered at $10.00 per share until December 31, 2017. Thereafter, our price per share will be adjusted every fiscal quarter (or as soon as commercially reasonable thereafter), and will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value, or NAV, divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (NAV per share).

We have used, and expect to continue to use, substantially all of the net proceeds from this offering (after paying or reimbursing organization and offering expenses) to invest in and manage a diverse portfolio of assets primarily consisting of multifamily rental properties and development projects through the acquisition of equity interests in such properties or debt, as well as commercial real estate debt securities and other real estate-related assets, where the underlying assets primarily consist of such properties. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. We expect that any expenses or fees payable to our Manager for its services in connection with managing our daily affairs, including but not limited to, the selection and acquisition or origination of our investments, will be paid from cash flow from operations. If such fees and expenses are not paid from cash flow (or waived) they will reduce the cash available for investment and distribution and will directly impact our quarterly NAV. See “Management Compensation” for more details regarding the fees that will be paid to our Manager and its affiliates. Many of the amounts set forth in the table below represent our Manager’s best estimate since they cannot be precisely calculated at this time.

We may not be able to promptly invest the net proceeds of this offering in multifamily rental properties and development projects and real estate related assets. In the interim, we may invest in short-term, highly liquid or other authorized investments, subject to the requirements for qualification as a REIT. Such short-term investments will not earn as high of a return as we expect to earn on our real estate-related investments.

Maximum Offering
Amount (1)
Gross Offering Proceeds	$50,000,000
Less:
Organization and Offering Expenses(2)(3)	$1,000,000
Net Proceeds from this Offering	$49,000,000
Estimated Amount Available for Investments	$49,000,000

(1)   This is a “best efforts” offering, which means we are only required to use our best efforts to sell our common shares offered in this offering.

(2)   Investors will not pay upfront selling commissions in connection with the purchase of our common shares. We will reimburse our Manager for offering costs, which are expected to be approximately $1,000,000. Reimbursement payments are made in monthly installments, but the aggregate monthly amount reimbursed can never exceed 0.50% of the aggregate gross offering proceeds from this and our initial offering; provided, however, no reimbursement shall be made which, as a result of the reimbursement, would cause the net asset value to be less than $10.00 per share. If the sum of the total unreimbursed amount of such organization and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until our Manager has been reimbursed in full. As of December 31, 2016, approximately $474,000 in organizational and offering costs have been incurred by our Manager in connection with our prior offering, of which approximately $41,915 had been reimbursed. Please see “Management Compensation” for a description of additional fees and expenses that we pay our Manager.

(3)   Amount reflected is an estimate. Includes all expenses to be paid by us in connection with the qualification of the offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, engraving and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. See “Plan of Distribution.”

Our sponsor has established, and intends to continue to establish, a number of eREITsTM as real estate investment trusts that are similar in structure to ours. As we are one of our sponsor’s initial such eREITsTM, the legal fees and other formation and structuring expenses incurred by our sponsor in this offering may be substantially higher than those of future similar eREITsTM. Accordingly, our sponsor has agreed to allocate legal fees incurred in establishing the first ten such eREITsTM (including Fundrise West Coast Opportunistic REIT, LLC) that exceed the estimated legal fees of $312,500 per eREITTM, to other eREITsTM sponsored by our sponsor. As a result, we and each of the other nine eREITsTM will be required to reimburse our sponsor for up to $312,500 in legal fees incurred in preparing such offerings. Our sponsor believes that this allocation of legal fees to future similar eREITsTM is the most equitable way to ensure that all of the first ten eREITsTM bear the burden of establishing a working framework for similar offerings under the newly revised rules of Regulation A. If our sponsor is not successful in organizing an offering for each of the other nine eREITsTM, our sponsor will bear the legal costs that exceed the portion allocated to us.

MANAGEMENT

Our Manager

We operate under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Our Manager established an investment committee that makes decisions with respect to all acquisitions and dispositions. See “—Investment Committee of our Manager” below. The Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

We follow investment guidelines adopted by our Manager and the investment and borrowing policies set forth in this offering circular unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and monitors our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our shareholders.

Our Manager performs its duties and responsibilities pursuant to our operating agreement. Our Manager maintains a contractual, as opposed to a fiduciary relationship, with us and our shareholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Experience of our Management Team

As of December 31, 2016, our sponsor had facilitated or originated approximately 93 real estate assets in its Programs with aggregate purchase prices of approximately $1.19 billion. Of the $1.19 billion aggregate real estate purchase prices, our sponsor offered through its Programs approximately $210 million, consisting of approximately $65 million of commercial real estate loan assets, $85 million of investments in commercial real estate (primarily through majority-owned subsidiaries with rights to receive preferred economic returns), and $60 million of commercial real estate common equity investments. The portfolios included in the Programs are diversified by investment size, security type, property type and geographic region. As a result of the depth and thoroughness of its underwriting process, the extensive investing experience of its management team and its strong performance record in managing a diverse portfolio of assets, we believe our sponsor has earned a reputation as a leading real estate manager, which has allowed it to access funding from a broad base of investors.

Responsibilities of our Manager

The responsibilities of our Manager include:

Investment Advisory, Origination and Acquisition Services

•	approve and oversee our overall investment strategy, which consists of elements such as investment selection criteria, diversification strategies and asset disposition strategies;

•	serve as our investment and financial manager with respect to sourcing, underwriting, acquiring, financing, originating, servicing, investing in and managing a diversified portfolio of multifamily rental properties and development projects, including commercial real estate equity, commercial real estate loans, and other real estate-related assets;

•	adopt and periodically review our investment guidelines;

•	structure the terms and conditions of our acquisitions, sales and joint ventures;

•	enter into leases and service contracts for the properties and other investments;

•	approve and oversee our debt financing strategies;

•	approve joint ventures, limited partnerships and other such relationships with third parties;

•	approve any potential liquidity transaction;

•	obtain market research and economic and statistical data in connection with our investments and investment objectives and policies;

•	oversee and conduct the due diligence process related to prospective investments;

•	prepare reports regarding prospective investments that include recommendations and supporting documentation necessary for our Manager’s investment committee to evaluate the proposed investments; and

•	negotiate and execute approved investments and other transactions.

Offering Services

•	the development of this offering, including the determination of its specific terms;

•	preparation and approval of all marketing materials to be used by us relating to this offering;

•	the negotiation and coordination of the receipt, collection, processing and acceptance of subscription agreements, commissions, and other administrative support functions;

•	creation and implementation of various technology and electronic communications related to this offering; and

•	all other services related to this offering.

Asset Management Services

•	investigate, select, and, on our behalf, engage and conduct business with such persons as our Manager deems necessary to the proper performance of its obligations under our operating agreement, including but not limited to consultants, accountants, lenders, technical managers, attorneys, corporate fiduciaries, escrow agents, depositaries, custodians, agents for collection, insurers, insurance agents, developers, construction companies and any and all persons acting in any other capacity deemed by our Manager necessary or desirable for the performance of any of the services under our operating agreement;

•	monitor applicable markets and obtain reports (which may be prepared by our Manager or its affiliates) where appropriate, concerning the value of our investments;

•	monitor and evaluate the performance of our investments, provide daily management services to us and perform and supervise the various management and operational functions related to our investments;

•	formulate and oversee the implementation of strategies for the administration, promotion, management, operation, maintenance, improvement, financing and refinancing, marketing, leasing and disposition of investments on an overall portfolio basis; and

•	coordinate and manage relationships between us and any joint venture partners.

Accounting and Other Administrative Services

•	manage and perform the various administrative functions necessary for our day-to-day operations;

•	provide or arrange for administrative services, legal services, office space, office furnishings, personnel and other overhead items necessary and incidental to our business and operations;

•	provide financial and operational planning services and portfolio management functions;

•	maintain accounting data and any other information concerning our activities as will be required to prepare and to file all periodic financial reports and returns required to be filed with the SEC and any other regulatory agency, including annual financial statements;

•	maintain all appropriate company books and records;

•	oversee tax and compliance services and risk management services and coordinate with appropriate third parties, including independent accountants and other consultants, on related tax matters;

•	make, change and revoke such tax elections on behalf of the Company as the Manager deems appropriate, including, without limitation, (i) making an election be treated as a REIT or to revoke such status and (ii) making an election to be classified as an association taxable as a corporation for U.S. federal income tax purposes;

•	supervise the performance of such ministerial and administrative functions as may be necessary in connection with our daily operations;

•	provide us with all necessary cash management services;

•	manage and coordinate with the transfer agent, if any, the process of making distributions and payments to shareholders;

•	evaluate and obtain adequate insurance coverage based upon risk management determinations;

•	provide timely updates related to the overall regulatory environment affecting us, as well as managing compliance with regulatory matters;

•	evaluate our corporate governance structure and appropriate policies and procedures related thereto; and

•	oversee all reporting, record keeping, internal controls and similar matters in a manner to allow us to comply with applicable law.

Shareholder Services

•	determine our distribution policy and authorizing distributions from time to time;

•	approve amounts available for redemptions of our common shares;

•	manage communications with our shareholders, including answering phone calls, preparing and sending written and electronic reports and other communications; and

•	establish technology infrastructure to assist in providing shareholder support and services.

Financing Services

•	identify and evaluate potential financing and refinancing sources, engaging a third party broker if necessary;

•	negotiate terms of, arrange and execute financing agreements;

•	manage relationships between us and our lenders, if any; and

•	monitor and oversee the service of our debt facilities and other financings, if any.

Disposition Services

•	evaluate and approve potential asset dispositions, sales or liquidity transactions; and

•	structure and negotiate the terms and conditions of transactions pursuant to which our assets may be sold.

Allocation of Investment Opportunities

For more information regarding the factors that our Manager’s investment committee may consider in allocating investment opportunities among our additional similar programs (eREITs TM ), please see “Conflicts of Interest – Our Affiliates’ Interests in Other Fundrise Entities – Allocation of Investment Opportunities”.

Shared Services Agreement

Our Manager has entered into a shared services agreement with Rise Companies Corp., our sponsor, effective as of September 30, 2016. Pursuant to this agreement, our Manager is provided with access to, among other things, our sponsor’s portfolio management, asset valuation, risk management and asset management services as well as administration services addressing legal, compliance, investor relations and information technologies necessary for the performance by our Manager of its duties under the operating agreement in exchange for a fee representing our Manager’s allocable cost for these services. The fee paid by our Manager pursuant to the shared services agreement does not constitute a reimbursable expense under our operating agreement. However, under the shared services agreement, our sponsor is entitled to receive reimbursement of expenses incurred on behalf of us or our Manager that we are required to pay to our Manager under our operating agreement.

Executive Officers of our Manager

As of the date of this offering circular, the executive officers of our Manager and their positions and offices are as follows:

Name	Age	Position
Benjamin S. Miller	40	Chief Executive Officer and Interim Chief Financial Officer and Treasurer
Brandon T. Jenkins	31	Chief Operating Officer
Bjorn J. Hall	36	General Counsel, Chief Compliance Officer and Secretary

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and Director of our sponsor since its inception on March 14, 2012. As of February 9, 2016, Ben is also serving as Interim Chief Financial Officer and Treasurer of our Manager. Since June 2012, Ben has been Managing Partner of Rise Development LLC, a real estate company focused in the Mid-Atlantic. In December 2011, Ben started Popularise LLC, a real estate crowdsourcing website, which he currently manages. Prior to Rise Development, Ben had been a Managing Partner of the real estate company WestMill Capital Partners from October 2010 to June 2012, and before that, was President of Western Development Corporation from April 2006 to October 2010, after joining our Company in early 2003 as a board advisor and then as COO in 2005. Western Development Corp. is one of the largest retail, mixed-use real estate companies in Washington, DC, most notably known for developing Gallery Place, Washington Harbour, Georgetown Park, and Potomac Mills. While at Western Development, Ben led the development activities of over 1.5 million square feet of property, including more than $300.0 million of real estate acquisition and financing. Ben was an Associate and part of the founding team of Democracy Alliance, a progressive investment collaborative, from 2003 until he joined Western Development in 2005. From 1999 to 2001, Ben was an associate in business development at Lyte Inc., a retail technology start-up. Starting in 1997 until 1999, Ben worked as an analyst at a private equity real estate fund, Lubert-Adler, and for venture capital firm IL Management. Ben has a Bachelor of Arts from the University of Pennsylvania. Ben is on the Board of Trustees of the National Center for Children and Families.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in such capacities with the sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate which he continues to do currently. Additionally, Brandon has served as Director of Real Estate for WestMill Capital Partners since March of 2011. Previously, Brandon spent two and a half years as an investment advisor and sales broker at Marcus & Millichap, the largest real estate investment sales brokerage in the country. Prior to his time in brokerage, Brandon also worked for Westfield Corporation, a leading shopping center owner. Brandon earned is BA in Public Policy and Economics from Duke University.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer and Secretary of our Manager and has served in such capacities with our sponsor since February 2014. Prior to joining our sponsor in February 2014, Bjorn was a counsel at the law firm of O’Melveny & Myers LLP, where he was a member of the Corporate Finance and Securities Group. Bjorn has a Bachelor of Arts from the University of North Dakota and received a J.D. from Georgetown University Law Center.

Recent Developments Regarding our Manager’s Executive Officers

On February 8, 2016, Mr. Michael McCord, our Manager’s former Chief Financial Officer and Treasurer, and our sponsor’s former Controller, abruptly and without notice, presented our sponsor with a severance agreement requiring a payment to Mr. McCord of approximately One Million Dollars ($1,000,000), as well as the vesting of all his outstanding stock awards in our sponsor. Mr. McCord claimed that if the severance agreement was not executed within approximately 2 hours, that he would provide the SEC with evidence of the sponsor improperly handling two real estate transactions. Due to Mr. McCord’s refusal to participate in our sponsor’s internal review, Mr. McCord was placed on administrative leave on February 8, 2016, and, following further disruptive acts on the part of Mr. McCord, was terminated on February 9, 2016.

Although our sponsor believes the claims to be baseless, it immediately provided Mr. McCord with an opportunity to provide more clarity as to his claims, as well as engaged an independent registered public accounting firm, which is not affiliated with RSM US LLP (“Independent Accounting Firm”), to conduct an investigation of our sponsor’s prior investment programs. Based on the results of its own investigation, as supported by the report of the Independent Accounting Firm, our sponsor continues to believe that there is no merit or reasonable basis to Mr. McCord's allegations.

In addition, our sponsor concluded that its methodology for valuing the two assets that were involved in the transactions was generally consistent with typical valuation methodology and were considered reasonable. The resulting fair value conclusions for the two real estate transactions were each greater than our sponsor's financial basis in the investments, and were deemed reasonable based on independent testing by the Independent Accounting Firm of the applicable approaches to value. Further, based on the Independent Accounting Firm's research of joint-venture equity structures in the marketplace, as well as current mezzanine loan interest rates, our sponsor concluded that the financial basis in each of the investments was reasonable.

Finally, the Independent Accounting Firm was engaged to review the cash inflows and outflows with respect to our sponsor’s Project Dependent Note (defined below) investment program. Based on such review, which included tracing funds to the applicable investment and bank statements, our sponsor concluded that all funds received and distributed (through interest and repayment) were appropriately accounted for without exception.

Investment Committee of our Manager

The investment committee of our Manager is a standing committee, established to assist our Manager in fulfilling its oversight responsibilities by (1) considering and approving of each investment made by us, (2) establishing our investment guidelines and overseeing our investments, and the investment activity of other accounts and funds held for our benefit and  (3) overseeing the investment activities of certain of our subsidiaries. The investment committee consists of at least three members, including our sponsor’s Chief Executive Officer, our sponsor’s Chief Operating Officer and a third member chosen unanimously by the other two members of the investment committee, who will serve until such time as such investment committee member resigns or is replaced. The initial investment committee is comprised of Mr. Benjamin Miller (our sponsor’s Chief Executive Officer), Mr. Brandon Jenkins (our sponsor’s Chief Operating Officer) and Mr. Alex King Davidson (our sponsor’s SVP of Real Estate). In the event that two or more members of the investment committee are interested parties in a transaction, the Independent Representative (defined below) will be required to approve the transaction. See “Conflicts of Interest—Certain Conflict Resolution Measures—Our Policies Relating to Conflicts of Interest”.

Compensation of Executive Officers

We do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us. Each of the executive officers of our sponsor also serves as an executive officer of our Manager. Each of these individuals receives compensation for his or her services, including services performed for us on behalf of our Manager, from our sponsor. As executive officers of our Manager, these individuals serve to manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we indirectly bear some of the costs of the compensation paid to these individuals, through fees we pay to our Manager, we have not paid, and in the future do not intend to pay, any compensation directly to these individuals.

Limited Liability and Indemnification of our Manager and Others

Subject to certain limitations, our operating agreement limits the liability of our Manager, its officers and directors, our sponsor and our sponsor’s shareholder and affiliates, for monetary damages and provides that we will indemnify and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to our Manager, its officers and directors, our sponsor and our sponsor’s shareholder and affiliates.

Our operating agreement provides that to the fullest extent permitted by applicable law our Manager, its officers and directors, our sponsor and our sponsor’s shareholders and affiliates are not liable to us. In addition, pursuant to our operating agreement, we have agreed to indemnify our Manager, its officers and directors, our sponsor and our sponsor’s shareholders and affiliates, to the fullest extent permitted by law, against all expenses and liabilities (including judgments, fines, penalties, interest, amounts paid in settlement with the approval of the company and attorney’s fees and disbursements) arising from the performance of any of their obligations or duties in connection with their service to us or the operating agreement, including in connection with any civil, criminal, administrative, investigative or other action, suit or proceeding to which any such person may hereafter be made party by reason of being or having been the Manager or one of our Manager’s directors or officers.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Term and Removal of the Manager

Our operating agreement provides that our Manager will serve as our manager for an indefinite term, but that our Manager may be removed by us, or may choose to withdraw as manager, under certain circumstances.

Our shareholders may only remove our Manager at any time with 30 days prior written notice for “cause,” following the affirmative vote of two-thirds of our shareholders. If the Manager is removed for “cause,” the Members will have the power to elect a replacement Manager upon the affirmative vote of the holders of a majority of our common shares. “Cause” is defined as:

•	our Manager’s continued breach of any material provision of the operating agreement following a period of 30 days after written notice thereof (or 45 days after written notice of such breach if our Manager, under certain circumstances, has taken steps to cure such breach within 30 days of the written notice);

•	the commencement of any proceeding relating to the bankruptcy or insolvency of our Manager, including an order for relief in an involuntary bankruptcy case or our Manager authorizing or filing a voluntary bankruptcy petition;

•	our Manager committing fraud against us, misappropriating or embezzling our funds, or acting, or failing to act, in a manner constituting bad faith, willful misconduct, gross negligence or reckless disregard in the performance of its duties under the operating agreement; provided, however, that if any of these actions is caused by an employee, personnel and/or officer of our Manager or one of its affiliates and our Manager (or such affiliate) takes all necessary and appropriate action against such person and cures the damage caused by such actions within 30 days of our Manager’s actual knowledge of its commission or omission, then our Manager may not be removed; or

•	the dissolution of our Manager.

Unsatisfactory financial performance of the Company does not constitute “cause” under the operating agreement.

Our Manager may assign its rights under our operating agreement in its entirety or delegate certain of its duties under the operating agreement to any of its affiliates, including pursuant to the shared services agreement described above under “—Shared Services Agreement” without the approval of our shareholders so long as our Manager remains liable for any such affiliate’s performance, and if such assignment or delegation does not require our approval under the Advisers Act.

Our Manager may withdraw as our Manager if we become required to register as an investment company under the Investment Company Act, with such withdrawal deemed to occur immediately before such event.

In the event of the removal or withdrawal of our Manager, our Manager will cooperate with us and take all reasonable steps to assist in making an orderly transition of the management function. Our Manager will determine whether any succeeding manager possesses sufficient qualifications to perform the management function.

Holdings of our Common Shares

Fundrise, LP, an affiliate of our sponsor, previously purchased 9,500 common shares from us at $10.00 per share (for net proceeds to us of $95,000) in a private placement on the date the initial offering statement was declared “qualified” by the SEC. Our sponsor also previously acquired 500 common shares at a price equal to the initial offering price in connection with our formation, for net proceeds to us of $5,000.

Fundrise Platform

We will continue to conduct this offering primarily on the Fundrise Platform, which will host this offering in connection with the distribution of the common shares offered pursuant to this offering circular. The Fundrise Platform is owned and operated by Fundrise, LLC, a wholly-owned subsidiary of Rise Companies Corp., our sponsor. We will not pay Fundrise, LLC, the owner of the Fundrise Platform, any sales commissions or other remuneration for hosting this offering on the Fundrise Platform. The Fundrise Platform has previously hosted private and public offerings of other affiliates of the sponsor under similar arrangements.

License Agreement

We have entered into a license agreement with our sponsor, pursuant to which our sponsor granted us a non-exclusive, royalty free license to use the name “Fundrise”. Other than with respect to this license, we have no legal right to use the “Fundrise” name. In the event that our Manager ceases to manage us, we would be required to change our name to eliminate the use of “Fundrise”.

MANAGEMENT COMPENSATION

Our Manager and its affiliates receive fees and expense reimbursements for services relating to this offering and the investment and management of our assets. The items of compensation are summarized in the following table. Neither our Manager nor its affiliates receive any selling commissions or dealer manager fees in connection with the offer and sale of our common shares.

Form of Compensation and Recipient	Determination of Amount	Estimated Amount
Organization and Offering Stage

Organization and Offering Expenses — Manager	Our Manager has paid and will continue to pay offering expenses on our behalf in connection with the offering of our shares. We reimburse our Manager for these costs and future offering costs it may incur on our behalf.	$1,000,000 (1)

Acquisition and Development Stage

Acquisition / Origination Fee — Manager or its Affiliate (2)	The co-investors, joint venture or borrower pays up to 2.0% of the amount funded by us, our sponsor or affiliates of our sponsor to acquire or originate commercial real estate loans or the amount invested in the case of joint venture equity investments, excluding any acquisition and origination expenses and any debt attributable to such investments. We are not entitled to this fee.	Paid by the co-investors, joint-venture or borrower at closing. Actual amounts are dependent upon the total equity and debt capital we raise; we cannot determine these amounts at the present time.

Reimbursement of Acquisition / Origination Expenses — Manager	We reimburse our Manager for actual expenses incurred in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not we ultimately acquire or originate the investment.	Actual amounts are dependent upon the offering proceeds we raise (and any leverage we employ); we cannot determine these amounts at the present time.

Form of Compensation and Recipient	Determination of Amount	Estimated Amount

Operational Stage

Asset Management Fee — Manager (3)	Quarterly asset management fee currently equal to an annualized rate of 0.85%, which, until December 31, 2017, will be based on our net offering proceeds as of the end of each quarter, and thereafter will be based on our NAV at the end of each prior quarter. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. The amount of the asset management fee may vary from time to time, and we will publicly report any changes in the asset management fee.	Actual amounts are dependent upon the offering proceeds we raise (and any leverage we employ) and the results of our operations; we cannot determine these amounts at the present time.

Special Servicing Expenses – Manager or Other Party (3)	We reimburse our Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. Whether an asset is deemed to be non-performing is in the sole discretion of our Manager.	Actual amounts are dependent upon the occurrence of an asset becoming non-performing, the original value of such asset, and the results of our operations; we cannot determine these amounts at the present time.

Other Operating Expenses — Manager

We reimburse our Manager for out-of-pocket expenses paid to third parties in connection with providing services to us.  This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs.

The expense reimbursements that we pay to our Manager also include expenses incurred by our sponsor in the performance of services under the shared services agreement between our Manager and our sponsor, including any increases in insurance attributable to the management or operation of our Company.

Actual amounts are dependent upon the results of our operations; we cannot determine these amounts at the present time.

Liquidation/Listing Stage

Equity Liquidation Expenses – Manager	We reimburse our Manager for actual expenses incurred on our behalf in connection with the liquidation of equity investments in real estate. Whether to liquidate an equity investment in real estate is in the sole discretion of our Manager.	Actual amounts are dependent upon the liquidation of a real estate asset, and the results of our operations; we cannot determine these amounts at the present time.

(1)

During our organization and offering stage, we have and will continue to reimburse our Manager, without interest, for these organization and offering costs incurred both before and after such date. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed can never exceed 0.50% of the aggregate gross offering proceeds from this offering; provided, however, no reimbursement shall be made which, as a result of the reimbursement, would cause the net asset value to be less than $10.00 per share. If the sum of the total unreimbursed amount of such organization and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until our Manager has been reimbursed in full.

Our sponsor has established, and intends to continue to establish, a number of eREITsTM as real estate investment trusts that are similar in structure to ours. As we are one of our sponsor’s initial such eREITsTM, the legal fees and other formation and structuring expenses incurred by our sponsor in this offering may be substantially higher than those of future similar eREITsTM. Accordingly, our sponsor has agreed to allocate legal fees incurred in establishing the first ten such eREITsTM (including Fundrise West Coast Opportunistic REIT, LLC) that exceed the estimated legal fees of $312,500 per eREITTM, to other eREITsTM sponsored by our sponsor. As a result, we and each of the other nine eREITsTM will be required to reimburse our sponsor for up to $312,500 in legal fees incurred in preparing such offerings. Our sponsor believes that this allocation of legal fees to future similar eREITsTM is the most equitable way to ensure that all of the first ten eREITsTM bear the burden of establishing a working framework for similar offerings under the newly revised rules of Regulation A. If our sponsor is not successful in organizing an offering for each of the other nine eREITsTM, our sponsor will bear the legal costs that exceed the portion allocated to us.

(2)	The acquisition/origination fee paid to our Manager by co-investors or borrowers is a percentage of the purchase price of an investment or the amount funded by us to acquire or originate a loan.

(3)	Our Manager in its sole discretion may defer or waive any fee payable to it under the operating agreement. All or any portion of any deferred fees will be deferred without interest and paid when the Manager determines.

PRINCIPAL SHAREHOLDERS

The following table sets forth the beneficial ownership of our common shares as of the date of this offering circular for each person or group that holds more than 5% of our common shares, for each director and executive officer of our Manager and for the directors and executive officers of our Manager as a group. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

Unless otherwise indicated below, each person or entity has an address in care of our principal executive offices at 1601 Connecticut Ave. NW, Suite 300, Washington, D.C. 20009.

	Number of Shares	Percent of
Name of Beneficial Owner(1)	Beneficially Owned	All Shares
Benjamin S. Miller	500	*
Brandon T. Jenkins	2	*
Bjorn J. Hall	4	*
All directors and executive officers of our Manager as a group (3 persons)	506	*

*	Represents less than 1% of our outstanding common shares.

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

CONFLICTS OF INTEREST

We are subject to various conflicts of interest arising out of our relationship with our Manager and its affiliates. We discuss these conflicts below and conclude this section with a discussion of the corporate governance measures we have adopted to mitigate some of the risks posed by these conflicts.

Our Affiliates’ Interests in Other Fundrise Entities

General

The officers and directors of our Manager and the key real estate and debt finance professionals of our sponsor who perform services for us on behalf of our Manager are also officers, directors, managers, and/or key professionals of our sponsor and other Fundrise entities. These persons have legal obligations with respect to those entities that are similar to their obligations to us. In the future, these persons and other affiliates of our sponsor may organize other real estate-related or debt-related programs and acquire for their own account real estate-related investments that may be suitable for us. In addition, our sponsor may grant equity interests in our Manager to certain management personnel performing services for our Manager.

Payment of Certain Fees and Expenses of our Manager

Our Manager is a wholly-owned subsidiary of our sponsor. We pay fees and expenses to our Manager, and its affiliates, including our sponsor, which were not determined on an arm’s length basis. The asset management fee paid to our Manager is based on our NAV, which is calculated by our sponsor’s internal accountants and asset management team. Our Manager may benefit by us retaining ownership of our assets at times when our shareholders may be better served by the sale or disposition of our assets in order to avoid a reduction in our NAV.

Allocation of Investment Opportunities

We rely on our Manager’s executive officers and our sponsor’s key real estate and debt finance professionals who act on behalf of our Manager to identify suitable investments. Our sponsor and other Fundrise entities also rely on these same key real estate and debt finance professionals. Our sponsor has in the past, and expects to continue in the future, to offer other Fundrise Platform investment opportunities primarily through the Fundrise Platform, including offerings that acquire or invest in commercial real estate equity investments, commercial real estate loans, and other select real estate-related assets. Our sponsor has previously organized, as of the date of this offering circular, the following similar programs (eREITsTM and eFundsTM):

• The Income eREITTM, which was formed to originate, invest in and manage a diversified portfolio of commercial real estate investments through the acquisition of commercial real estate loans;

• The Growth eREITTM, which was formed to originate, invest in and manage a diversified portfolio of commercial real estate properties;

• The Heartland eREITTM, which was formed to originate, invest in and manage a diversified portfolio primarily consisting of investments in multifamily rental properties and development projects located primarily in the Houston, TX, Dallas, TX, Austin, TX, Chicago, IL, and Denver, CO metropolitan statistical areas;

• The East Coast eREITTM, which was formed to originate, invest in and manage a diversified portfolio primarily consisting of investments in multifamily rental properties and development projects located primarily in the states of Massachusetts, New York, New Jersey, North Carolina, South Carolina, Georgia and Florida, as well as the metropolitan statistical areas of Washington, DC and Philadelphia, PA;

• Fundrise For-Sale Housing eFUND – Los Angeles CA, LLC (the “LA Homes eFundTM”), which was formed to acquire property for the development of for-sale housing in the Los Angeles, CA metropolitan statistical area; and

• Fundrise For-Sale Housing eFUND – Washington DC, LLC (the “DC Homes eFundTM”), which was formed to acquire property for the development of for-sale housing in the Washington, DC metropolitan statistical area.

These additional programs may have investment criteria that compete with us. If a sale, financing, investment or other business opportunity would be suitable for more than one program, our sponsor will allocate it using its business judgment. Any allocation of this type may involve the consideration of a number of factors that our sponsor determines to be relevant. The factors that our sponsor’s real estate and debt finance professionals could consider when determining the entity for which an investment opportunity would be the most suitable include the following:

•	the investment objectives and criteria of our sponsor and the other Fundrise entities;

•	the cash requirements of our sponsor and the other Fundrise entities;

•	the effect of the investment on the diversification of our sponsor’s or the other Fundrise entities’ portfolio by type of investment, and risk of investment;

•	the policy of our sponsor or the other Fundrise entities relating to leverage;

•	the anticipated cash flow of the asset to be acquired;

•	the income tax effects of the purchase on our sponsor or the other Fundrise entities;

•	the size of the investment; and

•	the amount of funds available to our sponsor or the Fundrise entities.

If a subsequent event or development causes any investment, in the opinion of our sponsor’s real estate and debt finance professionals, to be more appropriate for another Fundrise entity, they may offer the investment to such entity.

Except under any policies that may be adopted by our Manager, which policies are designed to minimize conflicts among the programs and other investment opportunities provided on the Fundrise Platform, no program or Fundrise Platform investment opportunity has any duty, responsibility or obligation to refrain from:

•	engaging in the same or similar activities or lines of business as any program or Fundrise Platform investment opportunity;

•	doing business with any potential or actual tenant, lender, purchaser, supplier, customer or competitor of any program or Fundrise Platform investment opportunity;

•	engaging in, or refraining from, any other activities whatsoever relating to any of the potential or actual tenants, lenders, purchasers, suppliers or customers of any program or Fundrise Platform investment opportunity;

•	establishing material commercial relationships with another program or Fundrise Platform investment opportunity; or

•	making operational and financial decisions that could be considered to be detrimental to another program or Fundrise Platform investment opportunity.

In addition, any decisions by our Manager to renew, extend, modify or terminate an agreement or arrangement, or enter into similar agreements or arrangements in the future, may benefit one program more than another or limit or impair the ability of any program to pursue business opportunities. In addition, third parties may require as a condition to their arrangements or agreements with or related to any one particular program that such arrangements or agreements include or not include another program, as the case may be. Any of these decisions may benefit one program more than another.

Furthermore, Fundrise Lending does not receive origination or other fees in connection with the acquisition of third-party originated loans. Therefore, Fundrise Lending may experience a conflict of interest in determining whether to acquire, on our behalf, loans and other assets originated by third parties rather than those originated by Fundrise Lending. However, our objective is to use Fundrise Lending’s and its principals’ expertise in loan origination. Accordingly, we have primarily purchased and expect to continue to primarily purchase loans originated by Fundrise Lending, LLC, rather than loans originated by third parties. Please note that, in any event, the origination fees are payable by the co-investors, joint-venture or borrower at closing.

Allocation of Our Affiliates’ Time

We rely on our sponsor’s key real estate and debt finance professionals who act on behalf of our Manager, including Mr. Benjamin S. Miller, for the day-to-day operation of our business. Mr. Miller is also the Chief Executive Officer of our sponsor and other Fundrise entities. As a result of his interests in other Fundrise entities, his obligations to other investors and the fact that he engages in and will continue to engage in other business activities on behalf of himself and others, Mr. Miller faces conflicts of interest in allocating his time among us, our Manager and other Fundrise entities and other business activities in which he is involved. However, we believe that our Manager and its affiliates have sufficient real estate and debt finance professionals to fully discharge their responsibilities to the Fundrise entities for which they work.

Receipt of Fees and Other Compensation by our Manager and its Affiliates

Our Manager and its affiliates receive substantial fees from us, which fees are not negotiated at arm’s length. These fees could influence our Manager’s advice to us as well as the judgment of affiliates of our Manager, some of whom also serve as our Manager’s officers and directors and the key real estate and debt finance professionals of our sponsor. Among other matters, these compensation arrangements could affect their judgment with respect to:

•	the continuation, renewal or enforcement of provisions in our operating agreement involving our Manager and its affiliates, or the shared services agreement between our Manager and our sponsor;

•	public offerings of equity by us, which will likely entitle our Manager to increased acquisition fees, origination fees, asset management fees and other fees;

•	acquisitions of investments and originations of loans at higher purchase prices, which entitle our Manager to higher acquisition fees, origination fees and asset management fees regardless of the quality or performance of the investment or loan and, in the case of acquisitions of investments from other Fundrise entities, might entitle affiliates of our Manager to disposition fees in connection with services for the seller;

•	borrowings up to or in excess of our stated borrowing policy to acquire investments and to originate loans, which borrowings increase asset management fees payable by us to our Manager;

•	whether and when we seek to list our common shares on a stock exchange or other trading market;

•	whether we seek shareholder approval to internalize our management, which may entail acquiring assets (such as office space, furnishings and technology costs) and the key real estate and debt finance professionals of our sponsor who are performing services for us on behalf of our Manager for consideration that would be negotiated at that time and may result in these real estate and debt finance professionals receiving more compensation from us than they currently receive from our sponsor;

•	whether and when we seek to sell the company or its assets; and

•	whether and when we merge or consolidate our assets with other companies, including companies affiliated with our Manager.

Duties Owed by Some of Our Affiliates to Our Manager and our Manager’s Affiliates

Our Manager’s officers and directors and the key real estate and debt finance professionals of our sponsor performing services on behalf of our Manager are also officers, directors, managers and/or key professionals of:

•	Rise Companies Corp., our sponsor;

•	Fundrise Advisors, LLC, our Manager;

•	Fundrise, LLC, the owner of the Fundrise Platform; and

•	other Fundrise entities (see “Prior Performance Summary”).

As a result, they owe duties to each of these entities, their shareholders, members and limited partners. These duties may from time to time conflict with the duties that they owe to us.

No Independent Underwriter

As we are conducting this offering without the aid of an independent underwriter, you will not have the benefit of an independent due diligence review and investigation of the type normally performed by an independent underwriter in connection with the offering of securities. See “Plan of Distribution.”

License Agreement

We have entered into a license agreement with our sponsor, pursuant to which our sponsor has granted us a non-exclusive, royalty free license to use the name “Fundrise”. See “Management—License Agreement”.

Certain Conflict Resolution Measures

Independent Representative

If our sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager will appoint an independent representative (the “Independent Representative”) to protect the interests of the shareholders and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices.

On December 2, 2015, our Manager appointed William Thomas Lockard, Jr. to serve as the independent representative (the “Independent Representative”) for the various eREITsTM managed by our Manager, to protect the interests of the shareholders and review and approve any transactions in which our sponsor, Manager or their affiliates have a conflict of interest with us or a transaction deemed to be a “principal transaction”.

Mr. Lockard is currently a private investor. He worked for 30 years as a public finance investment banker at closely held San Francisco-based Stone & Youngberg. Over the course of his banking career he structured more than 500 California local government financings representing more than $6 billion in public infrastructure and housing related projects. Mr. Lockard was a partner in the firm and served on both the firm’s board of directors and executive management committee.

Following the sale of Stone & Youngberg to Stifel, Mr. Lockard joined Rise Companies Corp. in 2014 as a Senior Vice President. Beginning in July 2015, Mr. Lockard transitioned from an employee of Rise Companies Corp. to a senior advisor. In December 2015, Mr. Lockard agreed to become the Independent Representative of Fundrise Advisors, LLC and no longer acts as a senior advisor to Rise Companies Corp.

Mr. Lockard earned a bachelor’s degree from Stanford University, a master’s degree from Claremont Graduate University, and an MBA from the University of Pennsylvania's Wharton School. Mr.Lockard served as a trustee of the University of Pennsylvania. He is a Stanford University Associate. Currently he is the board treasurer for the Center for Investigative Reporting. He is a board member of the Salesian Boys' and Girls' Club San Francisco. Mr. Lockard has served as treasurer on the boards of Coro of Northern California and the ACLU of Northern California. Mr. Lockard is a full member of the Urban Land Institute, a member of the San Francisco Golden Gate chapter of Lambda Alpha, and a member of the Stanford Real Estate Council.

The Manager believes that Mr. Lockard is independent based on the criteria for an “interested person” set forth in Section 2(a)(19) of the Investment Company Act.

Our Policies Relating to Conflicts of Interest

In addition to the provisions in our operating agreement described below and our Manager’s investment allocation policies described above, we have adopted the following policies prohibiting us from entering into certain types of transactions with our Manager, our sponsor, their officers or any of their affiliates in order to further reduce the potential for conflicts inherent in transactions with affiliates.

Pursuant to these conflicts of interest policies, we may not engage in the following types of transactions unless such transaction is approved by the Independent Representative:

•	sell or lease any investments to our Manager, our sponsor, their officers or any of their affiliates;

•	acquire or lease any investments from our Manager, our sponsor, their officers or any of their affiliates; and

•	invest in or make mortgage loans in which the transaction is with our Manager, our sponsor, their officers or any of their affiliates, including any mortgage loans that are subordinate to any mortgage or equity interest of our Manager, our sponsor, their officers or any of their affiliates.

We may, however, purchase an investment from Fundrise Lending or its affiliates in the event that Fundrise Lending or its affiliates initially acquire an investment that is suitable for us at a time when we are unable to do so, with the intention of providing us the opportunity to acquire the investment at a later date when we are able to acquire the investment. As required by our operating agreement, we will not purchase investments from Fundrise Lending or its affiliates in these circumstances without a determination by the Independent Representative that such transaction is fair and reasonable to us and at a price to us that is not materially greater than the cost of the asset to Fundrise Lending or its affiliate, as applicable.

In addition, pursuant to these conflicts of interest policies, we will neither make any loans to our Manager, our sponsor, their officers or any of their affiliates nor borrow money from our Manager, our sponsor, their officers or any of their affiliates, except as otherwise provided in the offering circular or unless approved by the Independent Representative. These restrictions on loans will only apply to advances of cash that are commonly viewed as loans, as determined by the Manager. By way of example only, the prohibition on loans would not restrict advances of cash for legal expenses or other costs incurred as a result of any legal action for which indemnification is being sought nor would the prohibition limit our ability to advance reimbursable expenses incurred by our Manager, our sponsor, their officers or any of their affiliates.

These conflicts of interest policies may be amended at any time in our Manager’s discretion.

Other Operating Agreement Provisions Relating to Conflicts of Interest

Our operating agreement contains many other restrictions relating to conflicts of interest including the following:

Term of our Manager. Our operating agreement provides that our Manager will serve as our manager for an indefinite term, but that our Manager may be removed by us, or may choose to withdraw as manager, under certain circumstances. Our shareholders may remove our Manager at any time with 30 days prior written notice for “cause,” following the affirmative vote of two-thirds of our shareholders. Unsatisfactory financial performance does not constitute “cause” under the operating agreement. Our Manager may withdraw as manager if we become required to register as an investment company under the Investment Company Act, with such withdrawal deemed to occur immediately before such event. In the event of the removal of our Manager, our Manager will cooperate with us and take all reasonable steps to assist in making an orderly transition of the management function. Our Manager will determine whether any succeeding manager possesses sufficient qualifications to perform the management function. See “Management—Term and Removal of the Manager”.

Other Transactions Involving Affiliates. Before engaging in a transaction involving an affiliate, our Manager must conclude that all other transactions between us and our sponsor, our Manager, any of their officers or directors, or any of their affiliates are fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties. See “Management—Investment Committee of our Manager.”

INVESTMENT OBJECTIVES AND STRATEGY

Investment Objectives

Our investment objectives are:

•	to realize growth in the value of our investments within approximately five years of the termination of this offering;

•	to grow net cash from operations so more cash is available for distributions to investors;

•	to pay attractive and consistent cash distributions;

•	to enable investors to realize a return on their investment by beginning the process of liquidating and distributing cash to investors within approximately five years of the termination of this offering, or providing liquidity through alternative means such as in-kind distributions of our own securities or other assets; and

•	to preserve, protect and return your capital contribution.

We cannot assure you that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager has substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets. Our Manager’s investment committee reviews our investment guidelines at least annually to determine whether our investment guidelines continue to be in the best interests of our shareholders.

Investment Strategy

We have used, and intend to continue to use, substantially all of the net proceeds from this offering to originate, acquire, asset manage, operate, selectively leverage, syndicate and opportunistically sell multifamily rental properties and development projects through the acquisition of equity interests in such properties or debt (including senior mortgage loans, subordinated mortgage loans (also referred to as B Notes), mezzanine loans, and participations in such loans), as well as commercial real estate debt securities and other real estate-related assets, where the underlying assets primarily consist of such properties. Our management has extensive experience investing in numerous types of properties. While we focus our investments primarily in multifamily rental properties and development projects, in the event that appropriate investment opportunities are not available, we may acquire a wide variety of commercial properties, including office, industrial, retail, recreation and leisure, single-tenant residential and other real properties. These properties may be existing, income-producing properties, newly constructed properties or properties under development or construction and may include multifamily rental properties purchased for conversion into condominiums and single-tenant properties that may be converted for multifamily use. We focus on acquiring properties with significant possibilities for capital appreciation, such as those requiring development, redevelopment or repositioning, those located in markets with high growth potential and those available from sellers who are distressed or face time-sensitive deadlines. We also may invest in real estate-related securities, including securities issued by other real estate companies, either for investment or in change of control transactions completed on a negotiated basis or otherwise, and in bridge and mezzanine loans that may lead to an opportunity to purchase a real estate interest. In addition, to the extent that our Manager and its investment committee determines that it is advantageous, we also may make or invest in commercial mortgage-backed securities, mortgage loans and tenant-in-common interests. We expect that our portfolio of debt investments will be secured primarily by U.S. based collateral, primarily multifamily rental properties and development projects, and diversified by security type.

We may enter into one or more joint ventures, tenant-in-common investments or other co-ownership arrangements for the acquisition, development or improvement of properties with third parties or affiliates of our Manager, including present and future real estate investment offering and REITs sponsored by affiliates of our sponsor. We also may serve as mortgage lender to, or acquire interests in or securities issued by, these joint ventures, tenant-in-common investments or other joint venture arrangements.

For debt investments, our Manager intends to directly structure, underwrite and originate many of the debt products in which we invest as this provides for the best opportunity to control our borrower and partner relationships and optimize the terms of our investments. Our proven underwriting process, which our management team has successfully developed over their extensive real estate careers in a variety of market conditions and implemented at our sponsor, involves comprehensive financial, structural, operational and legal due diligence of our borrowers and partners in order to optimize pricing and structuring and mitigate risk. We feel the current and future market environment for multifamily rental properties and development projects (including any existing or future government-sponsored programs) provides a wide range of opportunities to generate compelling investments with strong risk-return profiles for our shareholders.

We may selectively employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions, and, as of December 31, 2016, had outstanding debt of approximately $1,500,000 that was drawn down from our grid note with our Sponsor. Our target portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During the period when we are acquiring our initial portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the interim portfolio) in order to quickly build a diversified portfolio of multifamily rental properties and development project assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non mark-to-market financing to the extent obtainable on a cost effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion. However, other than during our initial period of operations, it is our policy to borrow not more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

In executing on our business strategy, we believe that we benefit from our Manager’s affiliation with our sponsor given our sponsor’s strong track record and extensive experience and capabilities as an online real estate origination and funding platform. These competitive advantages include:

•	our sponsor’s experience and reputation as a leading real estate investment manager, which historically has given it access to a large investment pipeline similar to our targeted assets and the key market data we use to underwrite and portfolio manage assets;

•	our sponsor’s direct and online origination capabilities, which are amplified by a proprietary technology platform, business process automation, and a large user base, of which a significant portion are seeking capital for real estate projects;

•	our sponsor’s relationships with financial institutions and other lenders that originate and distribute commercial real estate debt and other real estate-related products and that finance the types of assets we intend to acquire and originate;

•	our sponsor’s experienced portfolio management team which actively monitors each investment through an established regime of analysis, credit review and protocol; and

•	our sponsor’s management team which has a successful track record of making commercial real estate investments in a variety of market conditions.

Investment Decisions and Asset Management

Within our investment policies and objectives, our Manager’s investment committee has substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets. We believe that successful real estate investment requires the implementation of strategies that permit favorable purchases and originations, effective asset management and timely disposition of those assets. As such, we have developed a disciplined investment approach that combines the experience of its team of real estate and debt finance professionals with a structure that emphasizes thorough market research, stringent underwriting standards and an extensive down-side analysis of the risks of each investment. The approach also includes active and aggressive management of each asset acquired.

We believe that active management is critical to creating value. We develop a well-defined exit strategy for each investment we make. Specifically, we assign an exit or refinance timeline to each asset we acquire prior to its purchase as part of the original business plan for the asset. We then continually re-evaluate the exit strategy of each asset in response to the performance of the individual asset, market conditions and our overall portfolio objectives to determine the optimal time to sell the asset.

To execute our disciplined investment approach, a team of our real estate and debt finance professionals take responsibility for the business plan of each investment. The following practices summarize our investment approach:

•	Local Market Research – The investment team extensively researches the acquisition and/or origination and underwriting of each transaction, utilizing both real time market data and the transactional knowledge and experience of our network of professionals and in market relationships.

•	Underwriting Discipline – We follow a tightly controlled and managed process to examine all elements of a potential investment, including, with respect to real property, its location, income-producing capacity, prospects for long-range appreciation, income tax considerations and liquidity. Only those assets meeting our investment criteria will be accepted for inclusion in our portfolio. In an effort to keep an asset in compliance with those standards, the underwriting team remains involved through the investment life cycle of the asset and consults with the other internal professionals responsible for the asset. This team of experts reviews and develops comprehensive reports for each asset throughout the holding period.

•	Risk Management – Risk management is a fundamental principle in our construction of portfolios and in the management of each investment. Diversification of portfolios by investment type, investment size and investment risk is critical to controlling portfolio-level risk. Operating or performance risks arise at the investment level and often require real estate operating experience to cure. Our real estate and debt finance professionals review the operating performance and history of our joint-venture and development partners against projections and provide the oversight necessary to detect and resolve issues as they arise.

•	Asset Management – Prior to the purchase of an individual asset or portfolio, the Manager closely works with the acquisition and underwriting teams to develop an asset business strategy. This is a forecast of the action items to be taken and the capital needed to achieve the anticipated returns. We review asset business strategies regularly to anticipate changes or opportunities in the market during a given phase of a real estate cycle. We have designed this process to allow for realistic yet aggressive enhancement of value throughout the investment period.

West Coast Commercial Real Estate Market Overview and Opportunity

We believe that the near and intermediate-term market for investment in select commercial real estate properties, commercial real estate loans, joint venture equity investments, and other real-estate related assets is compelling from a risk-return perspective, particularly with regard to multifamily rental units located on the West Coast of the United States.

For purposes of this Offering Circular, we define the West Coast to primarily include the states of California, Oregon and Washington, with special focus on the metropolitan statistical areas (“MSAs”) of Los Angeles, CA, San Francisco, CA, San Diego, CA, Seattle, WA, and Portland, OR. We favor a strategy weighted toward targeting (i) mezzanine debt and preferred equity investments that maximize current income, and (ii) equity investments with significant potential value creation but below the radar of institutional-sized investors. This is due to the stable economy of the West Coast, which is filled with pockets of high growth, coupled with extreme housing supply constraints.

We will pursue a variety of tactics to benefit from pricing opportunistic dislocations in the West Coast multifamily market including: (i) acquiring value-add and lease-up properties; (ii) acquiring assets that require repositioning or re-development; (iii) investing in ground-up new development projects; and (iv) providing senior and mezzanine debt and recapitalization equity capital for existing transactions.

We believe that our investment strategy, combined with both our unique web-based origination platform and the experience and expertise of our Manager’s team, will provide opportunities to originate investments with attractive current and accrued returns, long-term equity returns and strong structural features with local, joint venture real estate companies. This strategy expects to take advantage of changing market conditions to achieve favorable risk adjusted returns.

California

California’s multifamily rental market is benefitting from demographic changes, improved job growth, and strong economic dynamics in the State’s three major MSAs. Low cost construction and permanent financing along with a favorable cap-interest rate spread provide a modest margin of safety for asset valuations. At the same time, supply constraints are exaggerated by growing housing demand while local planning and entitlements surrounding new housing retard the creation of supply.

Key statistics provided by the Bureau of Labor Statistics (“BLS”) are set forth below:

Key Statistics	San Diego	Los Angeles	San Francisco	California	US
Population	3,263,000	13,131,000	4,516,000	38,430,000	316,500,000
Pop. Growth Since 2000	1.1%	0.5%	0.7%	1.0%	0.9%
Number of Employed	1,447,147	6,099,959	2,330,245	17,383,464	139,023
Unemployment Rate	4.8%	7.1%	5.2%	6.3%	5.5%
Job Growth (Y-O-Y)	1.5%	2.3%	2.7%	2.2%	1.9%
Three Yr. Avg. Employment Growth	2.9%	2.6%	3.6%	2.3%	1.9%

The chart below prepared by the State Legislative Analyst’s Office depicts the relative extent of the housing shortage in our target markets as suggested by housing starts versus housing demand between 1980 and 2010. In this 2015 report, the Legislative Analyst’s Office noted four key reasons that not enough housing units are being built in California’s coastal areas, all of which support the thesis of investing in multifamily assets: Community Resistance to New Housing, Environmental Reviews Can Be Used to Stop or Limit Housing Development, Local Finance Structure Favors Nonresidential Development, and Limited Vacant Developable Land. We intend to work with experienced real estate developers with successful track records navigating local entitlements and selectively pick development projects that have less difficult routes through the approval process or are already fully entitled.

Source: Legislative Analyst’s Office of California

In addition to housing shortages, California’s economy is growing faster than the United States, with the target markets being particularly robust.

Source: BLS

Los Angeles MSA

The Los Angeles-Long Beach-Anaheim Metropolitan Statistical Area area includes Los Angeles and Orange Counties. We believe the Los Angeles MSA presents a strong investment environment as a result of the following factors:

1. The Los Angeles MSA is the second largest MSA in the United States, and, because of population growth and State and local housing development planning and entitlement processes, it is currently at 92% of its possible housing capacity according to a 2013 study by Greg Morrow titled “The Homeowner Revolution: Democracy, Land Use and Los Angeles Slow-Growth Movement, 1965-1992.”

Single Family homes cover approximately 90% of LA’s residential land, which has largely been built out, meaning any population growth must be accommodated for on a small portion of Los Angeles’s land.

Source: The Homeowner Revolution: Democracy, Land Use and Los Angeles Slow-Growth Movement, 1965-1992

Between 1960 and 1990 zoning and legislative changes pushed Los Angeles’s housing capacity from 10 million people down to 6 million people. Today, only 187 units are being built per 1,000 new residents. Being at capacity means that practically all future development projects will require a discretionary approval process to move forward. This discretionary approval process would allow for more density to accommodate increased demand.  Therefore, with the current regulations in place and the region’s land use policies, there is an extremely high barrier to entry. Discretionary approvals can take years and hundreds of thousands of dollars to navigate through the system successfully.

2. Los Angeles County has seen falling vacancy and rising rents for multifamily product.

According to Marcus and Millichap’s fourth quarter 2015 report, the average asking rents are estimated to increase 4.8%. This follows rent gains of 6.4% in 2014. From 2014 to 2015 multifamily vacancy fell from 3.4% to 2.7%, suggesting approved multifamily are of high interest to investors.

Marcus and Millichap’s summary graphs of changes in rents and vacancies across area are set forth below.

Submarket Vacancy Ranking
		Vacancy	Y-0-Y Basis	Effective	Y-0-Y
Rank	Submarket	Rate	Point Change	Rents	% Change
1	South Los Angeles	1.4%	80	$1,419	5.1%
2	Van Nuys/NE San Fernando Valley	1.7%	0	$1,438	15.1%
3	Sherman Oaks/N Hollywood/Encino	1.8%	90	$2,006	9.4%
4	Palms/Mar Vista	1.9%	60	$2,280	10.6%
5	Northridge/NW San Fernando Valley	2.0%	40	$1,503	9.5%
6	Burbank/Glendale/Pasadera	2.1%	100	$2,016	6.8%
7	Mid-Wilahire	2.2%	0	$2,142	6.4%
2	Southeast Los Angeles	2.3%	10	$1,435	7.1%
9	Brentwood/Westwood/Beverly Hills	2.3%	-40	$2,891	9.3%
10	East Los Angeles	2.5%	-90	$1,222	3.1%
11	Hollywood	2.6%	130	$2,209	7.2%
12	Long Beach	2.6%	20	$1,620	8.7%
13	South Bay	2.6%	30	$2,098	9.2%
14	Santa Monica/Marina del Rey	2.9%	80	$3,132	6.0%
15	Woodland Hills	3.1%	30	$1,982	8.2%
16	Antelope Valley	3.3%	120	$953	11.5%
17	Santa Clarita Valley	3.4%	70	$1,753	6.2%
18	North San Gabriel Valley	3.5%	-40	$1,388	5.6%
19	Downtown Los Angeles	3.7%	140	$2,158	5.3%
20	South San Gabriel Valley	3.9%	-200	$1,454	6.0%

Source: Marcus & Millichap

3. Los Angeles County is seeing a decline in the interest / ability to own a home, especially among millennials.

Generally under current market conditions, homeownership rates are being driven down in cities attracting millennials. This may be because millennials have limited savings, a distrust of the real estate markets from the last recession, and a desire to live in urban infill locations served by transit with walkable amenities.

According to Zillow’s Rent vs. Buy Calculator, Los Angeles has the longest breakeven horizon between buying versus renting of any United States city (approximately 5 years). This breakeven horizon may be higher in many of the neighborhoods we are targeting, meaning that even people who can afford the substantial down payment that comes with purchasing in one of the most expensive home markets in the country, buyers will have a much harder decision to make on whether to rent or buy than people who live in places with a shorter breakeven analysis. This is a direct correlation to Los Angeles having the lowest homeownership rate of all major metropolitan areas (approximately 49%). Below is a Commerce Department chart sourced from the Wall Street Journal that sets forth US homeownership from 1965 through the second quarter 2015.

Los Angeles home price inflation has outpaced the United States possibly because of the imbalance in supply and demand.

Since 1940, Los Angeles median home prices have grown considerably faster than the rest of the United States. This can be attributed to a growing population and economy while annual housing construction has slowed significantly. Such trends augur well for investment in rental properties.

Source: Legislative Analyst’s Office of California

4. Los Angeles County has seen a pull back in construction activity, only delivering 5,700 units in 2015.

Los Angeles County delivered 9,900 units in 2014, with an additional 5,700 estimated in 2015, yet the vacancy rate remains extremely low at 2.9%.

Los Angeles housing development in 2015 in five submarkets are estimated in the chart below.

Source: Marcus & Millichap

5. Los Angeles MSA has seen steady population growth that has outpaced the United States, but has lagged behind the state of California as a whole.

Bloomberg (via Gizmodo) predicted in 2014 that Los Angeles would be the densest urban area in the United States by 2025 with an estimated 6,450 people per square mile and a projected total population of nearly 15.7 million (the population per square mile was 4,662 in 1995).

Regional population growth is expected to support multifamily development as there is currently no efficient way to provide enough units to keep pace with demand.

Source: BLS

6. Los Angeles County has seen stable employment growth, adding 97,900 jobs (+1.2%) in 2014.

As set forth in the chart below, as of 2014 Los Angeles has a strong employment base that earns on average 12% higher than the United States average. Although only making up 3.6% of the economy, the Arts, Design, Entertainment, Sports, and Media occupational group accounts for 3 times its proportional share of the economy (compared to the United States), and people in this industry earn 40% more than elsewhere in the country.

Table A. Occupational employment and wages by major occupational group, United States and the Los Angeles-Long Beach-Glendale Metropolitan Division, and measures of statistical significance, May 2014

	Percent of total
	employment			Mean hourly wage
	United			United			Percent
Major occupational group	States	Los Angeles		States	Los Angeles		difference (1)
Total, all occupations	100.0%	100.0%		$22.71	$25.48	*	12
Management	5.0	5.7	*	54.08	59.71	*	10
Business and financial operations	5.1	5.6	*	34.81	37.52	*	8
Computer and mathematical	2.8	2.4	*	40.37	42.76	*	6
Architecture and engineering	1.8	1.7	*	39.19	45.10	*	15
Life, physical, and social science	0.8	0.9		33.69	35.74	*	6
Community and social services	1.4	1.6	*	21.79	24.94	*	14
Legal	0.8	1.0	*	48.61	63.52	*	31
Education, training, and library	6.2	5.7	*	25.10	28.61	*	14
Arts, design, entertainment, sports, and media	1.3	3.6	*	26.82	39.30	*	47
Healthcare practitioner and technical	5.8	5.0	*	36.54	43.71	*	20
Healthcare support	2.9	2.4	*	13.86	15.84	*	14
Protective service	2.4	2.7	*	21.14	24.37	*	15
Food preparation and serving related	9.1	9.2		10.57	11.04	*	4
Building and grounds cleaning and maintenance	3.2	2.7	*	12.68	13.48	*	6
Personal care and service	3.1	2.7	*	12.01	13.10	*	9
Sales and related	10.5	10.4		18.59	19.58	*	5
Office and administrative support	16.0	17.7	*	17.08	18.46	*	8
Farming, fishing, and forestry	0.3	0.1	*	12.09	13.27		10
Construction and extraction	3.9	2.5	*	22.40	26.05	*	16
Installation, maintenance, and repair	3.9	3.0	*	21.74	23.92	*	10
Production	6.6	6.5		17.06	15.79	*	-7
Transportation and material moving	6.8	7.2	*	16.57	16.71		1

Footnotes:

(1) A positive percent difference measures how muds the mean wage in Los Angeles is above the national mean wage, while a negative difference reflects a lower wage.

* The percent share of employment or mean hourly wage for this area is significantly different from the national average of all areas at the 90-percent confidence level.

Source: BLS

Broad-based strength in employment was led in 2015 by the education and health service sector, where more than 21,800 professionals found opportunities through 2/3rds of 2015. Over that same period, outperforming sectors also included the leisure and hospitality industry and trade work, where more than 16,200 and 16,500 people, respectively, were hired.

	Sep '15 Nonfarm	% of		US % of	US 3 Yr Avg.
LA MSA Employment Breakdown	Employment	Total	3 Yr Avg. Increase	Total	Increase
Trade, Transportation, and Utilities	1081.7	18.4%	2.1%	18.9%	1.8%
Professional and Business Services	906.6	15.4%	2.7%	14.0%	3.3%
Education and Health Services	979.2	16.7%	5.0%	15.5%	2.2%
Government	713.4	12.1%	0.8%	15.3%	0.1%
Leisure and Hospitality	688.8	11.7%	4.8%	10.8%	3.4%
Financial Activities	324.6	5.5%	0.5%	5.7%	1.5%
Manufacturing	526	9.0%	0.1%	8.7%	1.0%
Construction	219.9	3.7%	6.4%	4.6%	4.1%
Other Services	207.5	3.5%	3.3%	3.9%	1.2%
Information	220.5	3.8%	0.6%	2.0%	1.3%
Mining and Logging	5.2	0.1%	2.1%	0.6%	-2.3%
Total NonFarm	5,873		2.6%		1.9%

Numbers reported in 1,000’s

Source: BLS (not seasonally adjusted)

Trade, Transportation, and Utilities: Professional and Business Services and Education; and Health Services make up over 50% of the Los Angeles economy, and all three of these segments have seen greater growth than the United States, with Education and Health Services posting 5% 3-year average growth. According to City-Data.com, Los Angeles traditional three-tiered economy (aerospace, entertainment, and tourism) has evolved into a well-balanced, multi-tiered economic engine driven by unparalleled access to world markets.

In addition, the Port of Los Angeles (POLA) is the nation’s largest container port and, when combined with the Port of Long Beach, the two constitute the San Pedro Bay Port Complex, which is the 10th largest port complex in the world. POLA has experienced a steady return in cargo volumes following the recession led downturn in maritime trade.

UCLA Anderson Forecast economist William Yu found that from 2001 to 2013, the entertainment industry's total employee compensation grew by 22 percent. The nationwide compensation for the entertainment industry grew 33 percent and its total output by 80 percent over this same time period. The modest growth of Hollywood during this period is higher than the Los Angeles economy overall, but lower than other high growth industries in other major metros, such as Silicon Valley's high-tech sector, which is one of the reasons Los Angles employment growth has lagged the Bay Area’s.

Source: BLS

Los Angeles had an estimated economic output at $55 billion in 2013. Its employee compensation totaled $14.3 billion in 2013, much higher than New York's $6.5 billion or San Francisco's $1 billion. Los Angeles also has the highest percentage of the creative workforce in arts, design, entertainment, sports and media occupations.

Although the Los Angeles MSA has seen greater employment gains than the United States following the recession, employment since 1990 has lagged both the United States and California.

Source: BLS

Even though the Los Angeles unemployment rate has tracked California’s as a whole, it is consistently above that of the United States.

Population growth, combined with high housing costs and restrictions on development, will continue the demand for multifamily rentals, as the metro will continue to be a popular city and home purchases will become increasingly less affordable.

San Francisco MSA

The San Francisco-Oakland-Hayward, CA Metropolitan Statistical Area includes San Francisco, Alameda, Marin, Contra Costa and San Mateo Counties. We believe that the San Francisco MSA provides a strong investment environment as a result of the following factors:

1. High employment growth will continue to contribute to the housing shortage of the San Francisco MSA.

According to a recent UCLA Anderson Forecast and summarized in the graph below, the well documented Bay Area housing shortage is highly likely to continue in spite of regional efforts to accelerate housing approvals and construction.

Source: San Francisco Urban Research SPUR

2. San Francisco has seen falling vacancy and rising rents for multifamily product.

Cassidy Turley/DTZ’s Third Quarter 2015 Multifamily Snapshot reports a 15% rental increase over the second quarter and a 40-basis point drop in overall vacancy rate, partially attributed to the improving economic indicators listed below. These rental gains are seen at all price points.

The Bay Area multifamily market has been improving since 2009 with occupancy rate increasing in a market of rising rents. Given the market’s supply constraints and growing economy, we expect cap rates to remain at or near historic lows as this growing market will continue to be a key focus for both domestic and international investors.

Source: Cushman & Wakefield Research	Source: Cushman & Wakefield Research

Source: Cushman & Wakefield Research

Palo Alto, San Francisco and Cupertino top a recent San Francisco Business Times list of the 30 cities with the highest rents in the country. Additionally, the Bay Area has 12 other cities on the top 30 list with the highest median rents in the country.

3. San Francisco home price inflation has outpaced the United States while at the same time there has been a shift away from homeownership among millennials that are drawn to San Francisco’s expanding tech, social media, medical, and finance sectors leading to a greater population of well educated and well paid renters.

San Francisco housing is the most expensive and fastest appreciating of all large United States cities. Limited supply, combined with high prices and a growing workforce dominated by millennials keeps the San Francisco and surrounding Bay Area rental market strong. The chart below on the right shows San Francisco home prices have well exceeded the appreciation seen for the entire United States, and have surpassed their 2005 peak. As a gauge of long-term stability, The Economist has compared prices against two affordability metrics: income and rents. On this basis, affordability looks stretched in San Francisco with prices at nine times household income and nearly 20 times annual rents. This compares to a long-run city average of six times income, and a national average of 3.3 for income and 11 for rents contributing to a market with a larger share of renters.

Source: Zillow

A measure of the Bay Area’s housing market’s resiliancy is that each recovery has quickly surpassed the peak values attained in the previous market cycle over the past three decades. Market gains to new peak values have typically lasted 5-7 years. Except for the dotcom bubble adjustment, market declines/recessionshave typically lasted about 4 years. This level of certainty and predictability make San Francisco housing a consistently appealing investment.

Cushman & Wakefield reports in their second quarter 2015 market beat that San Francisco has among the highest share of renters in the nation (60%), due to its unaffordable housing costs and both geographic and political constraints to new development. This compares to 42% for California and 32% for the United States. Its housing affordability index of 52.6, means that the median family income can only afford 52.6% of the cost of the median home price. Affordability is forecasted to deteriorate to 38.9 by 2017 when the median single-family home price is forecast at over $1.2 million. Only 14% of San Franciscans can afford the median price of for-sale homes in the city causing robust demand for multifamily rentals across all types of apartments.

4. Downtown San Francisco has seen elevated construction activity to keep falling vacancy and soaring rents in check.

Marcus & Millichap reports in their fourth quarter 2015 multifamily report that builders in the San Francisco MSA completed more than 2,100 apartments over the past 12 months, the quickest pace in over a decade. While a portion of the finished stock was affordable and student housing, more than 1,800 rentals were market-rate, with a concentration in the Downtown San Francisco and South of Market submarkets. Soaring effective rents and house prices have builders eager to bring multifamily projects to market, with completions for 2016 expected to reach nearly 6,000 rentals. Paragon-RE predicts while the vacancy rate will increase in 2016, the vacancy rate will then level off for 2017 and 2018 as supply and demand remain in balance.

Source: Reis

Source: Marcus & Millichap

5. High employment growth, extremely high home values, and low homeownership rates are projected to support the strength of the multifamily rental market.

The Bay Area has seen steady population growth, but it has not matched the pace of the United States or seen the rapid growth of California as a whole, in part because of the high cost of housing.

Source: BLS

San Francisco has seen high employment growth, adding 82,000 jobs (3.8%) in 2014. The evolving tech sector is the main driver of growth for the San Francisco Economy, with the epicenter moving north from Silicon Valley towards San Francisco as a large State investment has been made beginning in 2001 in building the University of California San Francisco medical research campus and the rapid expansion of social media and cloud services companies have moved to the central business district of San Francisco. Tech has grown as a portion of the local economy from just 1 percent of San Francisco’s jobs in 1990 to 4 percent in 2010 to 9 percent at the end of 2014 (a broader definition of “tech” pegs the sector at 13 to 14 percent of San Francisco’s economy).

While still a relatively small industry, the tech sector has accounted for 27 percent of San Francisco’s job growth since 2010. If you consider the “multiplier effect” of tech employment (how many local jobs are created by each added tech worker), tech is responsible for two-thirds of San Francisco’s employment growth.  This expansion of tech jobs ignores the growth of the bio-tech and medical research jobs, which are also occurring in the Bay Area as a result of large State, Federal, and private investments in these sectors.

From 2012-2013, 63% of the region’s growth was from technology, either directly or from a multiplier effect. The San Francisco Tech economy is expected to continue to grow, providing increased demand from young, well educated, and highly paid workers who can account for a large measure of the rental housing demand.

Source: San Francisco Urban Research SPUR

The breakdown of employment and wages in the San Francisco-San Mateo-Redwood City Metropolitan Division set forth below shows a greater segment of this market’s population in higher paying jobs than the United States. Bay Area employees make on average 47% more than all Americans, yet no one major occupational group makes more than 44% more than their United States counterpart, meaning that high paying sectors make up a greater share of the economy, and these jobs pay more in San Francisco than elsewhere in the United States. For example the 73,500 jobs in computer and mathematics, accounting for 6.8 percent of local area employment, is significantly higher than the 2.8-percent share nationally. The average hourly wage for this occupational group locally was $51.44, significantly above the national wage of $40.37. As technology continues to become increasingly important to the overall global economy, the San Francisco economy is expected to be a leading engine of growth.

Professional and Business Services makes up the largest share of the Bay Area economy (21%), and has seen tremendous 6.6% average growth over the past 3 years. This key driver has led to overall employment growth being 90% above the United States.

San Francisco employment is currently at 110% of its pre-Recession Peak, adding back more jobs than any other major California market.

Table A. Occupational employment and wages by major occupational group, United States and the San Francisco-San Mateo-Redwood City Metropolitan Division, and measures of statistical significance, May 2014

	Percent of total
	employment			Mean hourly wage
	United	San		United	San		Percent
Major occupational group	States	Francisco		States	Francisco		difference (1)
Total, all occupations	100.0%	100.0%		$22.71	$33.34	*	47
Management	5.0	7.8	*	54.08	72.45	*	34
Business and financial operations	5.1	8.7	*	34.81	46.87	*	35
Computer and mathematical	2.8	6.8	*	40.37	51.44	*	27
Architecture and engineering	1.8	1.9		39.19	49.83	*	27
Life, physical, and social science	0.8	2.1	*	33.69	45.25	*	34
Community and social services	1.4	1.5		21.79	25.79	*	18
Legal	0.8	1.4	*	48.61	67.28	*	38
Education, training, and library	6.2	4.9	*	25.10	29.38	*	17
Arts, design, entertainment, sports, and media	1.3	2.4	*	26.82	35.10	*	31
Healthcare practitioner and technical	5.8	3.7	*	36.54	52.80	*	44
Healthcare support	2.9	1.7	*	13.86	19.27	*	39
Protective service	2.4	2.3		21.14	29.30	*	39
Food preparation and serving related	9.1	9.9	*	10.57	13.04	*	23
Building and grounds cleaning and maintenance	3.2	3.8	*	12.68	16.29	*	28
Personal care and service	3.1	2.7	*	12.01	15.89	*	32
Sales and related	10.5	10.1	*	18.59	26.74	*	44
Office and administrative support	16.0	15.4		17.08	22.62	*	32
Farming, fishing, and forestry	0.3	0.1	*	12.09	17.12	*	42
Construction and extraction	3.9	3.0	*	22.40	31.91	*	42
Installation, maintenance, and repair	3.9	2.3	*	21.74	28.41	*	31
Production	6.6	2.4	*	17.06	20.12	*	18
Transportation and material moving	6.8	5.1	*	16.57	20.27	*	22

Footnotes:

(1) A positive percent difference measures how much the mean wage in San Francisco is above the national mean wage, while a negative difference reflects a lower wage.

* The percent share of employment or mean hourly wage for this area is significantly different from the national average of all areas at the 90-percent confidence level.

Source: BLS

	Sep '15 Nonfarm	% of		US % of	US 3 Yr Avg.
San Francisco MSA Employment Breakdown	Employment	Total	3 Yr Avg. Increase	Total	Increase
Trade, Transportation, and Utilities	364	16.0%	2.7%	18.9%	1.8%
Professional and Business Services	479.9	21.1%	6.6%	14.0%	3.3%
Education and Health Services	331.6	14.6%	2.8%	15.5%	2.2%
Government	302.9	13.3%	1.3%	15.3%	0.1%
Leisure and Hospitality	262.9	11.6%	5.0%	10.8%	3.4%
Financial Activities	127.6	5.6%	0.6%	5.7%	1.5%
Manufacturing	124.3	5.5%	2.3%	8.7%	1.0%
Construction	108.5	4.8%	5.0%	4.6%	4.1%
Other Services	86.1	3.8%	3.3%	3.9%	1.2%
Information	82.6	3.6%	4.7%	2.0%	1.3%
Mining and Logging	0.8	0.0%	-6.7%	0.6%	-2.3%
Total NonFarm	2,271		3.6%		1.9%

Numbers reported in 1,000’s

Source: BLS (not seasonally adjusted)

Source: San Francisco Urban Research SPUR

In an article published by the non profit San Francisco Urban Research (SPUR, a nonprofit organization that through research, education and advocacy promotes good planning and good government in the San Francisco Bay Area ), in conjunction with Ted Egan, the City of San Francisco’s Controller’s Office Chief Economist, and Jerry Nickelsburg, senior economist at the UCLA Anderson Forecast, it is predicted that while growth in 2015–16 is expected to slow to a more moderate rate than experienced in the exceptional boom years of 2013 and 2014, San Francisco’s economy is still expected to grow faster than nearly all other large cities in the country. In the three years between 2011 and 2013, the expansion of San Francisco’s economy outpaced the four largest growth years of the dot-com boom. There are now more people employed in San Francisco than at any point before in the city’s history.

Beacon Economics’ Regional Outlook for San Francisco notes that San Francisco continues to be one of California’s economic powerhouses and a leader in the State’s economic expansion. San Francisco’s nonfarm employment base grew by 4.7% to 48,000 from September 2014 to September 2015, matching the San Jose MSA (4.7%) in terms of job growth over this period. San Francisco and San Jose are tied as the fastest growing metropolitan areas in the state over the past year. Perhaps more importantly, San Francisco was responsible for 10.8% of all new jobs added in the State while only accounting for 6.6% of its nonfarm positions.

Steady gains in payrolls in San Francisco over the past year have also helped drive the region’s unemployment rate down to 3.1%, a decline from 4.1%. At the same time, the local labor force grew considerably, expanding by 3.1% and outpacing growth in the State’s overall labor force (0.8%). In other words, not only is the unemployment rate falling, but it is falling for the right reasons, with household employment growing by 4.1% over the past year.

Overall, employment growth in San Francisco was led by the Professional, Scientific, and Technical Services sector, which increased payrolls by 15.1%, to just over 183,000 positions. With over 24,000 jobs added in the past year the sector was responsible for over half of the total nonfarm jobs added in the region.

 Source: BLS

Extreme employment growth in the Bay Area since the recession has made up for the jobs lost after the dot-com bubble burst. More employees are employed in the region than any point in its history.

Source: BLS

Slower population growth is made up for by the unemployment rate consistently being below the United States and California.

Because of steep rent growth, low multifamily vacancy, and high employment growth, the Bay Area multifamily market presents attractive investment opportunities.

San Diego MSA

The San Diego-Carlsbad, CA Metropolitan Statistical Area encompasses San Diego County. San Diego County is the 5th largest county in the United States. San Diego is the second largest city in California and the seventh largest city in the country.

We believe the San Diego MSA provides for a strong investment environment as a result of the following factors:

1. San Diego possesses a low vacancy and high rent growth multifamily market.

Although San Diego’s third quarter 2015 vacancy rate increased slightly from the second quarter, vacancy has consistently been below the United States average. Rent growth has been positive, and increased every quarter since the recession. Multifamily dynamics are expected to remain positive in San Diego, in part due to increasing population, Federal government investment represented by a diverse military and civilian defense presence, and job growth.

VACANCY & RENT COMPARISON

	VACANCY		AVERAGE RENT INCREASE		AVERAGE RENT
SUBMARKETS*	3Q 2015	3Q 2014	3Q 2015	3Q 2014	3Q 2015	3Q 2014
Clairemont/Linda Vista Mission	5.0%	3.7%	2.5%	4.9%	$1,902	$1,856
Downtown San Diego	4.0%	5.8%	3.3%	2.0%	$2,278	$2,205
El Cajon/Santee/Lakeside	2.5%	2.9%	5.5%	4.5%	$1,334	$1,265
Escondido/San Marcos	3.4%	2.9%	5.0%	4.6%	$1,501	$1,429
La Jolla/University City	4.8%	4.0%	5.9%	2.4%	$2,102	$1,984
La Mesa/Spring Valley/Lemon Grove	2.9%	3.2%	4.8%	5.8%	$1,581	$1,508
Mira Mesa/Rancho Bernardo	3.5%	3.6%	5.8%	4.6%	$1,813	$1,714
North Beaches	4.6%	3.8%	6.7%	5.9%	$2,078	$1,947
Oceanside	3.2%	3.6%	6.1%	5.1%	$1,598	$1,506
Vista	3.5%	4.1%	5.1%	6.7%	$1,514	$1,441
TOTALS	4.0%	3.7%	5.5%	4.6%	$1,807	$1,712

For a full list of San Diego submarkets, visit apartmentupdate.com/report/1964

Source: Berkedia Research

2. San Diego home price inflation has outpaced the United States, yet it has not reached prior peaks.

We believe San Diego’s for-sale market still has room to grow because housing costs have not yet reached their prior peaks. In addition, economic and population growth are strong. Limited supply, combined with high prices and a growing workforce dominated by millennials, will keep the rental market in San Diego strong.

Source: Zillow

The median existing single-family home price advanced 8.4% annually to $551,400 in September. Values were 9% shy of the previous peak of $605,900 in 2007. Also over the past year, home sales accelerated 15.8% with 40,100 annualized transactions in September. Growth since 1980 has been higher than the United States.

San Diego remained the second most expensive for-sale home market in the United States, according to the National Association of Realtors. Home prices increased by about 7.3 percent in the San Diego region from the first quarter 2015 and about 8.6 percent from 2014. The quarterly growth rate was the 19th highest recorded among major metros, while the annual growth rate was faster than most. The annual rate ranked 9th among major metros and was 0.6 points above the U.S. average.

Median Home Price: 25 Most Populous U.S. Metros

		PRICE	% CHANGE FROM	% CHANGE FROM
RANK	METRO	2015 Q2	PREV. QUARTER	PREV. YEAR
1	San Francisco	$841,600	12.5%	9.0%
2	San Diego	$547,800	7.3%	8.6%
3	Los Angeles	$445,200	3.1%	5.9%
4	Boston	$414,600	10.7%	4.1%
5	New York	$410,400	6.6%	3.5%
6	Washington DC	$403,800	9.8%	0.0%
7	Seattle	$385,300	9.3%	7.8%
8	Denver	$362,900	7.3%	14.7%
9	Portland	$314,800	8.8%	10.0%
10	Riverside	$291,700	3.8%	6.2%
11	Miami	$289,900	7.7%	7.4%
12	Baltimore	$254,500	14.1%	-0.4%
13	Philadelphia	$231,700	13.1%	2.0%
14	Chicago	$230,500	19.7%	5.7%
-	US	$229,400	12.1%	8.2%

Source: San Diego Regional EDC

Source: RCG

Source: RCG

According to the California Association of Realtors, only 25 percent of households could afford to purchase a single-family home in San Diego County at the median price of approximately $550,000, down from 28 percent in the first quarter of this year and 26 percent in the second quarter last year. Such trends support the demand for rental housing as San Diego population continues to grow.

3. San Diego’s supply is predicted to stay in check with high levels of demand.

Berkadia’s third quarter 2015 San Diego report notes year to date a total of 2,290 apartments were added, while another 1,190 deliveries are scheduled for delivery in the fourth quarter. With new inventory coming on the market in the third quarter, vacancy ticked up 10 basis points to 4%. Overall, the rate was 30 basis points higher than one-year prior, yet rents are still up 5.5% annually.

Even with approximately 5,000 multifamily units per year delivered in the San Diego region, Rosen Consulting Group predicts supply and demand staying in balance through 2019, with the vacancy rate settling at approximately 4.7%. We plan to invest in new developments selectivley and maintain a close watch on future supply and demand dynamics.

Source: RCG

Multifamily Housing Statistics(1)
	2010	2011	2012	2013	2014	2015f	2016f	2017f	2018f	2019f
Stock (Units, 000)	437.8	439.5	442.7	446.7	452.1	456.7	461.7	466.6	471.3	476.2
Building Permits (Units, 000)	1.2	3.1	3.5	5.7	4.4	5.1	5.0	4.6	4.8	5.1
Units Delivered (000)	1.2	1.7	3.2	4.0	5.4	4.6	5.1	4.9	4.7	4.9
Net Absorption (Units, 000)	8.1	4.0	-0.3	15.4	3.3	7.1	5.3	3.3	4.9	5.1
Occupied Units (000)	405.8	409.8	409.5	424.8	428.1	435.2	440.5	443.8	448.7	453.8
Rental Vacancy Rate	7.3%	6.8%	7.5%	4.9%	5.3%	4.7%	4.6%	4.9%	4.8%	4.7%
CPI Rental Component	299.3	302.3	310.5	316.5	323.0	334.3	344.3	353.3	362.8	374.8
%Change	0.1%	1.0%	2.7%	1.9%	2.0%	3.5%	3.0%	2.6%	2.7%	3.3%

(1) Data on permits and units delivered are year-to-date. All growth rates are year-ago raters.

Source: RCG

4. San Diego’s population growth has well outpaced the United States, and has been a large contributor to California’s high growth.

Source: BLS

According to the San Diego Association of Governments, San Diego’s population growth is largely attributed to net migration from Mexico. San Diego’s population is approximately 25% first generation immigrants. Approximately 47% of San Diego’s immigrants arrived from Mexico. Increasing immigration will continue to support the multifamily rental market as new immigrants tend to rent longer than the general population.

Source: SANDAG's 2050 Regional Growth Forecast

Source: University of Southern California

5. San Diego has seen above average employment growth, adding 31,000 jobs (2.3%) in 2014.

According to the San Diego Regional EDC, the defense industry represents one out of every four jobs in the region. The United States Navy is the largest employer in the county and the Marines and Coast Guard also have a strong presence in the region. Additionally, the County has a bustling tourism sector driven by its famous beaches and festivals, a vibrant international trade sector, and a leading research and manufacturing sector – particularly in biotech – due to a large presence of public and private universities. The distribution of workers reflects this with 55% of all employed workers (ages 25-64) found in professional services (31%), retail trade (14%) and manufacturing (10%). Immigrants follow a similar trend with the majority being employed in professional services (24%), retail trade (16%) and manufacturing (13%). Approximately 13% of San Diego’s immigrant population is self-employed and 18% are classified as over skilled workers – that is, workers with a bachelor’s degree or higher in unskilled jobs.

Between September 2014 and September 2015, total nonfarm employment increased by 46,900 jobs, or 3.5%. Professional and Business Services posted the greatest year-over-year gain, adding 10,700 jobs. Professional, Scientific, and Technical services (9,600) accounted for almost 90% of job growth in this sector. Eight other sectors also added jobs over the year. The most notable job growth came from leisure and hospitality (up 10,100 jobs) with over 80% of the growth in accommodation and food services.

San Diego Regional Economic Development Corporation released “The Economic Impact of San Diego’s Research Institutions” — the first study to comprehensively measure San Diego’s scientific R&D cluster. Research institutions impact roughly 37,000 jobs and have a combined $4.6 billion total impact on the region’s gross regional product (GRP) every year. The $4.6 billion economic impact of research institutions equates to that of 4 San Diego Convention Centers, 34 San Diego Comic-Cons, 6 aircraft carriers, or 33 U.S. Open Golf Championships every year.

Source: Cushman & Wakefield

Source: Berkedia Research

Source: RCG

Source: BLS

The chart below sets forth the San Diego-Carlsbad-San Marcos Metropolitan Statistical Area employment as of May, 2014. San Diego employs a greater segment of its population in higher paying jobs than the United States. Additionally, in San Diego employees make on average 12% more than average Americans.

Table A. Occupational employment and wages by major occupational group, United States and the San Diego-Carlsbad-San Marcos Metropolitan Statistical Area, and measures of statistical significance, May 2014

	Percent of total
	employment			Mean hourly wage
	United			United			Percent
Major occupational group	States	San Diego		States	San Diego		difference (1)
Total, all occupations	100.0%	100.0%		$22.71	$25.49	*	12
Management	5.0	5.9	*	54.08	57.97	*	7
Business and financial operations	5.1	6.0	*	34.81	36.52	*	5
Computer and mathematical	2.8	3.6	*	40.37	44.21	*	10
Architecture and engineering	1.8	3.1	*	39.19	43.87	*	12
Life, physical, and social science	0.8	1.7	*	33.69	37.92	*	13
Community and social services	1.4	1.4		21.79	23.93	*	10
Legal	0.8	0.8	*	48.61	52.71	*	8
Education, training, and library	6.2	5.9	*	25.10	27.89	*	11
Arts, design, entertainment, sports, and media	1.3	1.4		26.82	26.80		0
Healthcare practitioner and technical	5.8	5.0	*	36.54	42.98	*	18
Healthcare support	2.9	2.4	*	13.86	16.39	*	18
Protective service	2.4	2.3		21.14	24.20		14
Food preparation and serving related	9.1	10.6	*	10.57	11.48	*	9
Building and grounds cleaning and maintenance	3.2	3.5	*	12.68	13.61	*	7
Personal care and service	3.1	3.1		12.01	13.09	*	9
Sales and related	10.5	10.7		18.59	18.92		2
Office and administrative support	16.0	15.8		17.08	18.38	*	8
Farming, fishing, and forestry	0.3	0.2	*	12.09	14.22	*	18
Construction and extraction	3.9	3.8		22.40	25.41	*	13
Installation, maintenance, and repair	3.9	3.3	*	21.74	23.45	*	8
Production	6.6	5.0	*	17.06	17.94	*	5
Transportation and material moving	6.8	4.6	*	18.57	15.43	*	-7

Footnotes:

(1) A positive percent difference measures how much the mean wage in San Diego is above the national mean wage, while a negative difference reflects a lower wage.

*The percent share of employment or mean hourly wage for this area is significantly different from the national average of all areas at the 90-percent confidence level.

Source: BLS

As of September, 2015 according to the Bureau of Labor Statistics, Professional and Business Services makes up the largest share of the San Diego MSA economy (17%), and has seen 4% average growth over the last 3 years, helping drive overall employment growth over the last 3 years to 53% above the United States.

	Sep ‘15 Nonfarm	% of		US % of	US 3 Yr
San Diego MSA Employment Breakdown	Employment	Total	3 Yr Avg. Increase	Total	Increase
Trade, Transportation, and Utilities	218.2	15.7%	1.2%	18.9%	1.8%
Professional and Business Services	241.9	17.4%	4.0%	14.0%	3.3%
Education and Health Services	196.6	14.1%	4.2%	15.5%	2.2%
Government	231	16.6%	1.4%	15.3%	0.1%
Leisure and Hospitality	187	13.4%	5.3%	10.8%	3.4%
Financial Activities	72.2	5.2%	0.4%	5.7%	1.5%
Manufacturing	99	7.1%	1.4%	8.7%	1.0%
Construction	69.3	5.0%	5.3%	4.6%	4.1%
Other Services	53	3.8%	3.5%	3.9%	1.2%
Information	25.2	1.8%	1.4%	2.0%	1.3%
Mining and Logging	0.4	0.0%	-8.3%	0.6%	-2.3%
Total NonFarm	1,394		2.9%		1.9%

Numbers reported in 1,000’s

Source: BLS (not seasonally adjusted)

San Diego’s Regional Economic Development Corporation notes that its defense and military industries continue to play a critical role in the region’s innovation economy and the country’s national security priorities. San Diego is home to the largest concentration of military in the world and the largest federal military workforce in the United States. When considering the overall ripple effects of the defense industry in San Diego, about 22 percent of all jobs in the region are a result of defense-related spending. The jobs supported as a result of defense spending not only include uniformed military, federal government employees, and defense contractors, but also include employees in a variety of industries, such as healthcare, engineering, construction, food service, and tourism.

An estimated total of $24.8 billion in direct spending related to defense has been sent to San Diego during fiscal year 2015, an amount equal to about $7,700 for each of the County’s residents. Defense-related activities and spending is estimated to generate approximately $45 billion of gross regional product (GRP) for San Diego County in fiscal year 2015. This represents 21.5 percent of the region’s total GRP. The military sector is responsible for about 328,000 of the region’s total jobs in 2015, and traditionally military personnel are more transient than the general public and as a consequence take greater advantage of rental housing.

San Diego’s job growth has led both the United States and California since 2000, but employment levels have yet to reach their pre-recession peaks.

Source: BLS

Source: BLS

Population and employment growth in areas that are heavily dependent on renting, combined with increasing rents and supply constrained expensive housing, create a positive environment for investing in multifamily rental properties.

Pacific Northwest

In addition to California, we intend to focus on the multifamily rental unit market of the Pacific Northwest, which we define to include Washington and Oregon, with special focus on the MSAs of Seattle, WA and Portland, OR. We believe that investments in the the Pacific Northwest will benefit from demographic changes, improved job growth, and the strong economic fundamentals of the Pacific Northwest market. Coupled with a favorable capital environment featuring attractive construction and permanent financing and a cap-interest rate spread that provides a strong buffer for asset valuations in the face of rising interest rates, we believe that investment in Pacific Northwest multifamily rental units offers compelling risk-adjusted returns.

1. Millennial-driven demographic changes and highly innovative economic centers have positioned the Pacific Northwest as one of the country’s sustainable growth engines.

According to The Deloitte Millennial Survey, the millennial generation will make up 75% of the country’s work force by 2025. Presently comprised of Americans ages 18-34, millennials are thought of as tech-savvy, innovative, eager to make a difference, and, importantly, highly mobile, moving frequently between cities and MSAs.

Given the profound implications of a well-educated, motivated work force, American MSAs are presently locked in a hotly contested battle to attract now-transient millennial inhabitants as they begin to settle. Cities unable to attract millennials risk experiencing a brain drain with a lack of highly-educated, entrepreneurial inhabitants that drive the economy.

The American West is winning the battle to attract millennials. According to Nielson, a global information and management company, “With the exception of Washington D.C., the top markets for Millennials are in the western portion of the country. Comparatively, Boomers, top markets are concentrated on the East Coast. The growing young population in the Western U.S. will affect demand in these areas.”

This demographic shift and concentration of the millennial population in the American West is already having a pronounced impact. Personal finance and information platform Nerdwallet performed a 2015 study on the country’s most innovative technology hubs, basing their rankings on i) patents per 1,000 residents, ii) venture funding per capita, and iii) technology startup density (proximity of startups, encouraging economies of agglomeration). The study found that the American West has been dominating the American East, with 8 of the top 10 technology hubs located in the American West. Additionally, 5 of the top 25 hubs are located in the Pacific Northwest:

America's most innovative tech hubs

Rank	Metro area and state	Patents per 1,000 residents from 2009 to 2013	2014 venture capital funding per capita	Tech startup density	Overall score
1	San Jose, CA	27.39	$3,585.68	2.60	80.11
2	Boulder, CO	10.20	$963.75	6.30	54.60
3	San Francisco, CA	7.44	$3,485.31	2.40	53.70
4	Corvallis, OR	12.28	$131.08	2.00	26.28
5	Seattle, WA	5.40	$333.74	2.40	21.91
6	Fort Collins, CO	4.91	$42.03	3.00	21.83
7	Provo, UT	2.89	$833.52	1.90	20.80
8	Austin, TX	6.58	$329.56	1.70	19.55
9	Burlington, VT	10.23	$65.74	1.30	19.41
10	Boston, MA	4.83	$948.58	1.00	19.40
11	Bremerton, WA	12.12	$118.13	0.70	18.98
12	Ann Arbor, MI	8.31	$189.79	1.40	18.76
13	Raleigh, NC	5.10	$231.19	1.90	17.90
14	Santa Cruz, CA	9.95	$10.02	0.90	16.40
15	Denver, CO	1.48	$178.04	2.40	15.67
16	Salt Lake City, UT	2.11	$291.34	2.00	15.35
17	Rochester, MN	10.98	$5.19	0.40	14.92
18	Washington, D.C.	1.50	$144.06	2.30	14.85
19	San Diego, CA	5.31	$250.71	1.20	14.58
20	Manchester, NH	3.99	$186.71	1.60	14.52
21	Boise City, ID	6.66	$2.88	1.30	14.46
22	Trenton, NJ	5.38	$30.67	1.50	14.22
23	Colorado Springs, CO	1.51	$1.02	2.30	13.52
24	Portland, OR	3.80	$72.98	1.60	13.22
25	Huntsville, AL	1.98	$22.95	1.90	12.15

Regardless of whether culture and lifestyle preferences or availability of career opportunities had the primary impact on initially drawing millennials west, momentum is now firmly on the side of the American West with established innovation hubs creating more opportunities driving local economies and supporting cultural and entertainment outlets.

2. The Pacific Northwest provides an affordable alternative to residents and businesses previously drawn to California’s technology hubs.

According to a May 2015 report from CBS SF Bay Area, “The median pay for a software developer in San Jose is $112,000 compared to $83,300 in Boston, and $79,700 in Portland. The median sale price of a home in Silicon Valley is $1,050,000. The median sale price in Boston is $480,000. In Portland, it’s only $375,000.” Redfin CEO Glen Kelman states, “Silicon Valley commercial rents are nearly double what they would be in Denver or Portland, and 50% higher than Austin or Seattle.”

Cost of Living Comparison

% Living Cost of	Pacific NW
Pacific NW vs. California	Seattle	Portland	Boise
California
San Francisco	-24%	-25%	-43%
San Jose	-16%	-17%	-37%
Los Angeles - Long Beach	-6%	-7%	-30%
San Diego	-6%	-8%	-30%
*CNN Money, based on $50K salary in PNW and required comparable salary in CA

The relative affordability of the Pacific Northwest coupled with its proximity to established California technology hubs, along with desirable outdoor and cultural attractions makes it a natural draw for technology professionals being priced out of Silicon Valley and comparable Californian markets. Recent findings from Redfin show that Bay Area inhabitants are now looking increasingly to the Pacific Northwest as an alternative to California. Kelman writes, “In the past four years, the number of Bay Area people searching for Seattle homes has quadrupled; for Portland homes, that number has quintupled. For every 13 Bay Area people searching for a home, one is now searching in the Pacific Northwest alone.”

Market	2011	2012	2013	2014	2015
Bay Area	85.5%	83.9%	83.6%	81.6%	75.8%
Sacramento	4.3%	5.6%	4.7%	5.6%	7.0%
Southern California	6.0%	5.6%	4.8%	5.5%	5.2%
Seattle	1.2%	1.3%	1.4%	2.1%	5.1%
Portland	.5%	.6%	.9%	.9%	2.6%
Other	2.5%	2.9%	4.6%	4.3%	4.4%

Where Bay Area People Search Redfin.com for Homes to Buy, the First Three Months of 2011 – 2015

3. Favorable demographics and an innovation-conducive environment are having a positive impact on the Pacific Northwest economy.

In 2014, the Pacific Northwest featured MSAs and states with among the highest GDP growth rates in the nation.

In recent years, the Pacific Northwest has continued to experience upward movement on personal income levels. According to the US Bureau of Economic Analysis, Seattle has, based on gross metropolitan project per resident, become the country’s 4th richest city, with Portland following at 12th.

GDP growth for all industries remains strong with Washington, Oregon, and Idaho exceeding the national average in 2014. GDP growth for professional scientific and technical services has seen a steady upward trend in all three states since 2013.

With demand stoked by demographic trends and supply constrained by economic forces, Pacific Northwest multifamily rental units have displayed strong performance and are well positioned to see continued low vacancies and stable rent growth despite increased deliveries. Responsible for driving the Pacific Northwest’s economic growth, the Manager believes the region’s largest MSAs, specifically Seattle, WA and Portland, OR, deserve added attention.

Seattle, WA MSA

Seattle is the largest city in the Pacific Northwest and one of the fastest-growing cities in the United States. The cultural and business center of the region, Seattle and its surrounding areas are the home to Boeing’s aircraft assembly plants, Microsoft, Amazon.com, Costco, Nintendo of America, Starbucks, and the University of Washington, as well as a vibrant arts scene and an excellent park system. According to the Puget Sound Economic Forecaster, Seattle added nearly 50,000 jobs to the MSA in each of the past four years with additional employment gains forecast well into the future driving continued demographic growth. In November 2014, Amazon real estate director John Schoettler indicated that Amazon is growing so quickly that it needs developers to build 30 new residential buildings in and around downtown Seattle, with at least 200 units each, just to accommodate its employees in the coming years.

Since 2010, Seattle’s urban neighborhoods have experienced steadily declining vacancies with increasing rents as supply struggled to keep pace with increased demand. A new wave of forecasted apartment development is scheduled to finally catch up with demand in 2015.

While this development will, in part, open the release valve on the supply/demand pressure now driving down vacancies and pushing up rents, the strong employment growth forecast will keep absorption high, likely preventing vacancies from increasing over 6.5%, according to a 1Q2015 forecast by KidderMatthews.

Portland, OR MSA

Per a July 2013 report from The Atlantic, “Portland has one of the most recognizable brands in the United States.” It is progressively green, arts-oriented, and culture conscious. This brand, together with Portland’s relative affordability, provides a strong pull to the millennial cohort, endowing the area with a highly-skilled labor force. This benefits not only Portland’s established employers (Nike, Wieden+Kennedy, and Intel have their largest campuses in the Portland MSA), but also the technology start-up industry that continues to grow. According to a December 2014 report by US News and World Report, over the past five years, two programs, the Portland Incubator Experiment and the Portland Seed Fund, have collectively incubated more than 60 companies, generating more than 775 jobs and raising more than $140M.

Portland has experienced a multifamily trend similar to Seattle. Since 2010, vacancies have remained low, reaching 3.1% in 2015, while average rents have increased from $0.94/SF in 2011 to $1.22/SF in 2015.

General Market Considerations

Retail investors have limited opportunity to invest in private real estate without paying a heavy load in fees. The non-listed REIT industry has seen enormous growth in the past 5 years, raising up to $15 billion dollars a year, according to the Investment Program Association. This success was achieved despite an up-front fee load of often times as much as 15-20% of an individual investment, which are some of the highest loads across the entire financial industry. Our Manager’s management team believes that a lower cost alternative, available through a convenient online platform, would offer compelling competition in the marketplace.

The small balance commercial market is underserved by conventional capital sources, reducing the availability of both debt and equity capital for small property owners and leading to favorable pricing dynamics. According to Boxwood Means LLC, a leading research authority in small-cap commercial real estate market, small balance commercial (SBC) loan originations under $5 million in value topped $175 billion. However, traditional institutional lenders poorly penetrate the SBC market, which is demonstrated by a secular decline of SBC loans held on bank balance sheets. The top 15 lenders – all commercial banks – accounted for only 23% of total volume last year. By contrast, the top 5 residential lenders command close to 50% of total originations. As a result, generally speaking there are increasingly more favorable pricing dynamics as less funding is available to participants in the SBC space.

The inefficiency and fragmentation of the SBC market has resulted in a relatively lower pricing for SBC properties as compared to core commercial. As of April 2015, there is the largest spread in prices between the Core Commercial CPPI component and the Boxwood SCPI-117 since 2005. The size of the gap illustrates the potential value discrepancy of small cap commercial real estate relative to institutional properties.

More stringent regulatory environment for lending has increased standards and reduced proceeds for borrowers, frequently creating a need for new sources of funding and additional equity capital capitalization. According to Keefe, Bruyette & Woods, Inc., a Stifel Company, average loan-to-values are 68%, a 10-year historic low. Contraction of the banking system and capital adequacy issues have greatly diminished the capacity of major banks to provide commercial mortgage loans and credit facilities to property owners. The banking industry has been transformed by bankruptcies, including the seizure of approximately 195 banks by the Federal Deposit Insurance Corporation, or FDIC (25 in 2008, 140 in 2009 and 30 more by March 12, 2010), and the tightening of lending standards at commercial banks. The conservative lending environment has created an opportunity for flexible capital required to fully capitalize properties. Therefore, the demand for equity funding has increased significantly.

Concentration of fundraising among the largest private equity funds has increased the difficulty for real estate companies to raise equity or mezzanine investments of less than $10,000,000. One of the responses to the 2008 recession, according to Preqin Global Private Equity Report, has been growth in the average size of investment funds, whereby large investors have been investing more of their capital with managers that have extensive track records, and are therefore, by nature, raising much larger funds. In 2014, funds of a size equivalent to $1.5 billion or more accounted for 58% of all private equity capital raised; while, first-time managers only accounted for 7% of capital raised. The average fund size hit a record of greater than $600,000,000. Larger funds consequently focus on larger deals in order to deploy their capital fully and effectively. Consequently, there is much less competition for investments typically too small for the major private equity funds.

The decline in construction lending volume and tightening of credit standards from traditional sources of financing for commercial real estate has decreased debt capital available for construction and land development and increased the demand for equity. Construction lending fell precipitously since the 2008 recession. The FDIC report shows that outstanding construction loans for both residential and commercial projects have only recently recovered from the nadir. Data from Sageworks, a financial information company, shows that construction and land development loans were 5.14% of total loans and leases as of year-end 2014, down from 8.88% in March 2008. Despite the fact that loss rates for construction and land development loans have fallen from 3.58% of average loan balances in December 2009 to 0.24% as of late 2014. According to an American Banking Association survey, a quarter of U.S. banks also cited hard caps on commercial lending imposed by regulators and other supervisory requirements as a reason for decreased construction lending. As a result, while demand is recovering in major cities, supply of new space has lagged, especially compounded in urban markets with burdensome zoning and community process.

The increasing number of maturing commercial real estate loans over the next five years will likely require new and greater sources of equity. The large volume of scheduled loan maturities over the next few years will expand available investment opportunities. According to Barclays Capital, approximately $500 billion of commercial real estate debt matures in 2016 and over $550 billion matures in 2017. Additionally, a significant share of the CMBS loans maturing in the next two years are likely to be floating rate or bridge loans, which tend to be shorter term and have larger balances than fixed-rate commercial loans. These refinancing properties will likely drive more property owners into the market for equity recapitalization or outright sale of the assets.

Commercial Real Estate Debt Maturities

Sources: Barclays Capital (numbers are estimated except for CMBS)

Targeted Investments

Because our approach to acquiring and operating real estate and real estate-related assets involves more risk than comparable real estate programs that have a targeted holding period for investments longer than ours, utilize leverage to a lesser degree and/or employ more conservative investment strategies, we believe that we have a potential for a higher rate of return than comparable real estate programs. Prior to acquiring an asset, our Manager’s investment committee performs an individual analysis of the asset to determine whether it meets our investment guidelines, including the probability of sale at an optimum price within our targeted holding period. Our Manager’s investment committee then uses the information derived from this analysis to determine whether the asset is an appropriate investment for us.

We have invested, and intend to continue to invest, primarily in multifamily rental properties and development projects; provided, however, in the event that appropriate investment opportunities are not available we may invest in other asset classes as well as other property classifications, including, without limitation, office, industrial, retail, recreation and leisure, single-tenant, multifamily and other real properties. These properties may be existing or newly constructed properties, properties under development or construction, properties not yet developed or raw land for development or resale and may include multifamily rental properties purchased for conversion into condominiums and single-tenant properties that may be converted for multifamily use. In each case, the properties are identified by us as opportunistic investments. These properties are identified as such because of their property-specific characteristics or their market characteristics. For instance, properties that may benefit from unique repositioning opportunities or for development or redevelopment or that are located in markets with high growth potential or that are available from distressed sellers may present appropriate investments for us.

We also have acquired, and intend to continue to acquire, commercial real estate loans by directly originating the loans and by purchasing them from third party sellers. Although we generally prefer the benefits of direct origination, the current market conditions have created situations where holders of commercial real estate debt may be in distress and are therefore willing to sell at prices that compensate the buyer for the lack of control typically associated with directly structured investments. The experience of our Manager’s management team in making distressed investments greatly augments our capabilities in this area. We hold our assets for a period of approximately five years from the termination of this offering. We believe that holding our assets for this period enables us to capitalize on the potential for increased income and capital appreciation of such assets while also providing for a level of liquidity consistent with our investment strategy and fund life. Though we evaluate each of our assets for capital appreciation generally within a targeted holding period of approximately five years from the termination of this offering, we may consider investing in properties and other assets with a different holding period in the event such investments provide an opportunity for an attractive return in a period that is consistent with the life of the Company. Further, economic or market conditions, or the tax rules applicable to REITs, may influence us to hold our investments for different periods of time.

As a result of our flexibility to invest in a variety of types of real estate and real estate-related assets rather than in specific limited asset types, our intent to target assets with significant possibilities for near-term capital appreciation or higher current income, we believe that our investments have the potential to provide a rate of return superior to real estate programs that invest in a limited range of asset types, have a longer targeted holding period, utilize leverage to a lesser degree and/or employ more conservative investment strategies.

In cases where our Manager’s investment committee determines that it is advantageous to us to make investments in which our sponsor or its affiliates do not have substantial experience, it is our Manager’s investment committee’s intention to employ persons, engage consultants or partner with third parties that have, in our Manager’s investment committee’s opinion, the relevant expertise necessary to assist our Manager’s investment committee in its consideration, making and administration of such investments.

Investments in Real Property

In executing our investment strategy with respect to investments in real property, we seek to invest in assets that we believe may be repositioned or redeveloped so that they reach an optimum value within approximately five years from the termination of this offering. We may acquire properties with lower tenant quality or low occupancy rates and reposition them by seeking to improve the property, tenant quality and occupancy rates and thereby increase lease revenues and overall property value. Further, we may invest in properties that we believe are an attractive value because all or a portion of the tenant leases expire within a short period after the date of acquisition, and we intend to renew leases or replace existing tenants at the properties for improved returns. We may acquire properties in markets that are depressed or overbuilt with the anticipation that, within our targeted holding period, the markets will recover and favorably impact the value of these properties. We may also acquire properties from sellers who are distressed or face time-sensitive deadlines with the expectation that we can achieve better success with the properties. Many of the markets where we acquire properties may have high growth potential in real estate lease rates and sale prices. To the extent feasible, we invest in a diversified portfolio of multifamily rental properties and development projects in terms of type of property and industry of our tenants that satisfy our investment objectives of preserving our capital and realizing capital appreciation upon the ultimate sale of our properties. In making investment decisions for us, our Manager’s investment committee considers relevant real estate property and financial factors, including the location of the property, its suitability for any development contemplated or in progress, its income-producing capacity, the prospects for long-range appreciation and its liquidity and income and REIT tax considerations.

We are not limited in the number or size of properties we may acquire or the percentage of net proceeds of this offering that we may invest in a single property. The number and mix of properties we acquire depends upon real estate and market conditions and other circumstances existing at the time we acquire our properties and the amount of proceeds we raise in this offering.

Our investment in real estate generally takes the form of holding fee title or a long-term leasehold estate, and is most commonly owned through a special purpose entity with a joint venture partner. We acquire such interests either directly or indirectly through limited liability companies or through investments in joint ventures, partnerships, co-tenancies or other co-ownership arrangements with third parties, including developers of the properties, or with affiliates of our sponsor. In addition, we may purchase properties and lease them back to the sellers of such properties. Although we use our best efforts to structure any such sale-leaseback transaction such that the lease will be characterized as a “true lease” so that we will be treated as the owner of the property for U.S. federal income tax purposes, the IRS could challenge such characterization. In the event that any such sale-leaseback transaction is recharacterized as a financing transaction for U.S. federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed. See “U.S. Federal Income Tax Considerations—Gross Income Tests—Sale-Leaseback Transactions.”

We expect to continue to focus on markets with high growth potential, namely the Los Angeles, CA, San Francisco, CA, San Diego, CA, Seattle, WA, and Portland, OR MSAs. As a result, our actual investments are concentrated in a limited number of geographic regions. We make our investments in or in respect of real estate assets located in the United States. If we invest in properties outside of the United States, we intend to focus primarily on commercial properties located in Europe, which we believe to have similar characteristics as those properties in which we have previous investment and management expertise. Investment in areas outside of the United States may be subject to risks different than those impacting properties in the United States.

Our obligation to purchase any property is generally conditioned upon the delivery and verification of certain documents from the seller or developer, including, where appropriate:

• plans and specifications;

• environmental reports;

• surveys;

• evidence of marketable title subject to such liens and encumbrances as are acceptable to our Manager;

• auditable financial statements covering recent operations of properties having operating histories; and

• title and liability insurance policies.

We do not purchase any property unless and until we obtain what is generally referred to as a “Phase I” environmental site assessment and are generally satisfied with the environmental status of the property. A Phase I environmental site assessment basically consists of a visual survey of the building and the property in an attempt to identify areas of potential environmental concerns, visually observing neighboring properties to assess surface conditions or activities that may have an adverse environmental impact on the property, and contacting local governmental agency personnel and performing a regulatory agency file search in an attempt to determine any known environmental concerns in the immediate vicinity of the property. A Phase I environmental site assessment does not generally include any sampling or testing of soil, groundwater or building materials from the property. With respect to international investments, we seek to obtain an environmental assessment that is customary in the location where the property is being acquired.

Generally, sellers engage and pay third party brokers or finders in connection with the sale of an asset. However, although we do not expect to do so on a regular basis, we may from time to time compensate third party brokers or finders in connection with our acquisitions.

We may enter into arrangements with the seller or developer of a property whereby the seller or developer agrees that, if during a stated period the property does not generate a specified cash flow, the seller or developer will pay in cash to us a sum necessary to reach the specified cash flow level, subject in some cases to negotiated dollar limitations. In determining whether to purchase a particular property, we may, in accordance with customary practices, obtain an option on such property. The amount paid for an option, if any, is normally surrendered if the property is not purchased and is normally credited against the purchase price if the property is purchased. In purchasing, leasing and developing properties, we are subject to risks generally incident to the ownership of real estate.

Multifamily Rental Properties and Development Projects. We acquire and develop multifamily and development properties for rental operations as apartment buildings and/or for conversion into condominiums. We define development projects to include a range of activities from major renovation and lease-up of existing buildings to ground up construction. In each case, these multifamily and development communities must meet our investment objectives and may include conventional multifamily rental properties, such as mid-rise, high-rise, and garden-style properties, as well as student housing and age-restricted properties (typically requiring at least one resident of each unit to be 55 or older). Specifically, we may acquire multifamily assets that may benefit from enhancement or repositioning and development assets. We may purchase any type of residential property, including properties that require capital improvement or lease-up to enhance shareholder returns. Location, condition, design and amenities are key characteristics for apartment communities and condominiums. We focus on major metropolitan areas in the West Coast and may invest in other markets and submarkets that are deemed likely to benefit from ongoing population shifts and/or that are poised for high growth potential.

The terms and conditions of any apartment lease that we enter into with our residents may vary substantially; however, we expect that a majority of our leases will continue to be standardized leases customarily used between landlords and residents for the specific type and use of the property in the geographic area where the property is located. In the case of apartment communities, such standardized leases generally have terms of one year or less. All prospective residents for our apartment communities are required to submit a credit application.

Joint Venture Investments. We may enter into joint ventures, partnerships, tenant-in-common investments or other co-ownership arrangements with third parties as well as entities affiliated with our sponsor for the acquisition, development or improvement of properties for the purpose of diversifying our portfolio of assets. We may also enter into joint ventures, partnerships, co-tenancies and other co-ownership arrangements or participations with real estate developers, owners and other third parties for the purpose of developing, owning and operating real properties. A joint venture creates an alignment of interest with a private source of capital for the benefit of our shareholders, by leveraging our acquisition, development and management expertise in order to achieve the following four primary objectives: (1) increase the return on invested capital; (2) diversify our access to equity capital; (3) “leverage” invested capital to promote our brand and increase market share; and (4) obtain the participation of sophisticated partners in our real estate decisions. In determining whether to invest in a particular joint venture, our Manager’s investment committee evaluates the real property that such joint venture owns or is being formed to own under the same criteria described elsewhere in this offering circular for our selection of real property investments.

Commercial Real Estate Loans

We may acquire commercial real estate loans related to multifamily rental properties and development projects by directly originating the loans and by purchasing them from third party sellers. Although we generally prefer the benefits of direct origination, the current market conditions have created situations where holders of commercial real estate debt may be in distress and are therefore willing to sell at prices that compensate the buyer for the lack of control typically associated with directly structured investments. The experience of our Manager’s management team in making distressed investments greatly augments our capabilities in this area.

Our primary focus is to originate and invest in the following types of commercial real estate loans:

Senior Mortgage Loans. We may invest in senior mortgage loans that are predominantly three to five-year term loans providing capital for the acquisition, refinancing or repositioning of quality multifamily rental properties and development projects and may be fixed or floating rate loans that immediately provide us with current income, which we refer to as current-pay loans. We expect that our senior mortgage loans will be primarily backed by properties located in the U.S. We expect to invest in senior mortgage loans with low loan-to-value ratios. We may selectively syndicate portions of these loans, including senior or junior participations that will effectively provide permanent financing or optimize returns which may include interest-only portions.

Senior mortgage loans provide for a higher recovery rate and lower defaults than other debt positions due to the lender’s favorable control features which at times means control of the entire capital structure. Because of these attributes, this type of investment receives favorable treatment from third party rating agencies and financing sources, which should increase the liquidity of these investments.

Subordinated Mortgage Loans, or B-Notes. We may also invest in structurally subordinated first mortgage loans and junior participations in first mortgage loans or participations in these types of assets, commonly referred to as B-Notes, secured by quality multifamily rental properties and development projects primarily located in the U.S. We may create subordinated mortgage loans by creating participations of our directly originated first mortgage loans generally through syndications of senior interests or co-origination with a senior lender or we may buy such assets directly from third party originators. Further, we expect that the re-emergence of the CMBS market will allow us to originate first mortgage loans to property owners with near-term liquidity issues and will allow us to contribute the senior AAA rated proceeds of the origination for inclusion in securitizations while retaining the subordinate debt at attractive returns. Due to the current credit market weakness and resulting dearth of capital available in this part of the capital structure, we believe that the opportunities to both directly originate and to buy subordinated mortgage investments from third parties on favorable terms will continue to be attractive.

Investors in subordinated mortgage loans are compensated for the increased risk of such assets from a pricing perspective as compared to first mortgage loans but still benefit from a lien on the related property. Investors typically receive principal and interest payments at the same time as senior debt unless a default occurs, in which case these payments are made only after any senior debt is paid in full. Rights of holders of subordinated mortgage loans are usually governed by participation and other agreements that, subject to certain limitations, typically provide the holders with the ability to cure certain defaults and control certain decisions of holders of senior debt secured by the same properties (or otherwise exercise the right to purchase the senior debt), which provides for additional downside protection and higher recoveries.

Mezzanine Loans. These are loans secured by one or more direct or indirect ownership interests in an entity that directly or indirectly owns commercial real property. We may own mezzanine loans directly or we may hold a participation in a mezzanine loan or a sub-participation in a mezzanine loan. Mezzanine loans may be either short (three to five year) or longer (up to 10 year) terms and may be fixed or floating rate. These loans are predominantly current-pay loans (although there may be a portion of the interest that accrues if cash flow generated by the related property is not sufficient to pay current interest) and may provide for participation in the value or cash flow appreciation of the underlying property, which participation is known as an “equity kicker” as described below. We believe that opportunities to both directly originate and to buy mezzanine loans from third parties on favorable terms will continue to be attractive. In the current market, mezzanine loans can be the key piece of capital to bridge the gap between senior debt and borrower equity during a refinance or acquisition. Therefore, we expect to achieve favorable terms — both economic and structural — on the mezzanine loans in which we invest.

Investors in mezzanine loans are compensated for the increased risk of such assets from a pricing perspective and still benefit from the right to foreclose, in many instances more efficiently than senior mortgage debt. Upon a default by the borrower under the mezzanine loan, the mezzanine lender generally can take control on an expedited basis of the property-owning entity, subject to the rights of the holders of debt senior in priority on the property. Rights of holders of mezzanine loans are usually governed by intercreditor or interlender agreements that provide such holders with the right to cure certain defaults and control certain decisions of holders of any senior debt secured by the same properties (or otherwise exercise the right to purchase the senior debt), which provides for additional downside protection and higher recoveries.

Nonetheless, these types of investments involve a higher degree of risk relative to a senior mortgage secured by the underlying real property because the investment may become unsecured as a result of foreclosure by the senior lender if the mezzanine lender is unable to cure senior mortgage defaults. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, we may not have full recourse to the assets of such entity, or the assets of the entity may not be sufficient to satisfy the mezzanine loan. If a borrower defaults on our mezzanine loans or debt senior to our loan, or in the event of a borrower bankruptcy, our mezzanine loan will be satisfied only after the senior debt has been repaid.

Investments in Debt-Related Real Estate Assets

In addition to our focus on origination of and investments in equity interests and debt where the underlying properties consist primarily of multifamily rental properties and development projects, we may also invest in commercial real estate-related debt securities such as CMBS, CDOs, unsecured debt issued by REITs and interests in other securitized vehicles that own real estate-related debt. While we may invest in any commercial real estate-related debt securities, we expect that the majority of these investments would be CMBS.

CMBS. CMBS are commercial mortgages which are pooled together in a trust. Accordingly, these securities are subject to all of the risks of the underlying mortgage loans. The commercial mortgage security is structured with credit enhancement to protect against potential cash flow delays and shortfalls. This credit enhancement usually takes the form of allocation of loan losses to investors in reverse sequential order (equity to AAA classes), whereas interest distributions and loan prepayments are usually applied sequentially (AAA classes to equity).

The typical commercial mortgage is a five or ten year loan, with a 30-year amortization schedule and a balloon principal payment due on the maturity date. Most fixed-rate commercial loans have strong prepayment protection and require prepayment penalty fees or defeasance. The loans are structured in this manner to maintain the collateral pool’s cash flow or to compensate the investors from foregone interest collections.

CDOs. CDOs are multiple class debt securities, or bonds, secured by pools of assets, such as mortgage-backed securities, B-Notes, mezzanine loans, REIT debt and credit default swaps. Like typical securities structures, in a CDO, the assets are pledged to a trustee for the benefit of the holders of the bonds. CDOs often have reinvestment periods that typically last for five years during which proceeds from the sale of a collateral asset may be invested in substitute collateral. Upon termination of the reinvestment period, the static pool functions very similarly to a CMBS securitization where repayment of principal allows for redemption of bonds sequentially.

Publicly-Traded REIT Securities. We may also choose to invest in senior unsecured debt securities of publicly-traded equity REITs. Publicly-traded equity REITs typically own large, diversified pools of commercial real estate properties and employ moderate leverage. Most of these companies specialize in particular property types such as regional malls, office properties, apartment properties and industrial warehouses. Corporate bonds issued by these types of REITs are usually rated investment grade and benefit from strong covenant protection.

Ratings of Commercial Real Estate-Related Debt Securities. For CMBS and CDOs, the securitization process is governed by one or more of the rating agencies, including Fitch, Moody’s and Standard & Poor’s, who determine the respective bond class sizes, generally based on a sequential payment structure. Bonds that are rated from AAA to BBB by the rating agencies are considered “investment grade.” Bond classes that are subordinate to the BBB class are considered “non-investment” grade. The respective bond class sizes are determined based on the review of the underlying collateral by the rating agencies. The payments received from the underlying loans are used to make the payments on the securities. Based on the sequential payment priority, the risk of nonpayment for the AAA securities is lower than the risk of nonpayment for the non-investment grade bonds. Accordingly, the AAA class is typically sold at a lower yield compared to the non-investment grade classes that are sold at higher yields. We may invest in investment grade classes, non-investment grade classes or the equity of securitizations.

Other Possible Investments

Although we expect that most of our investments will be of the types described above, we may make other investments, such as international investments. In fact, we may invest in whatever types of interests in real estate- or debt-related assets that we believe are in our best interests. Although we can purchase any type of interest in real estate- or debt-related assets, our conflicts of interest policy and operating agreement do limit certain types of investments involving our Manager, our sponsor, their officers or any of their affiliates. See “Conflicts of Interest—Certain Conflict Resolution Measures.”

Investment Process

Our Manager has the authority to make all the decisions regarding our investments consistent with the investment guidelines and borrowing policies approved by our Manager’s investment committee and subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Manager’s investment committee must approve all investments other than investments in multifamily rental properties and development projects, which may consist of commercial real estate equity, commercial real estate loans, and commercial real estate related debt securities. With respect to investments in commercial real estate, commercial real estate loans, and commercial real estate related debt securities, our Manager’s investment committee has adopted investment guidelines that our Manager must follow when acquiring such assets on our behalf without the approval of our Manager’s investment committee. We have not in the past and will not moving forward, however, purchase or lease assets in which our Manager, any of our officers or any of their affiliates has an interest without a determination by the Independent Representative that such transaction is fair and reasonable to us and at a price to us that is not materially greater than the cost of the asset to the affiliated seller or lessor. In the event that two or more members of the investment committee are interested parties in a transaction, the Independent Representative will consider and vote upon the approval of the transaction. Our Manager’s investment committee formally reviews our investment guidelines at a duly called meeting on an annual basis and our investment portfolio on a quarterly basis or, in each case, more often as they deem appropriate. Changes to our investment guidelines must be approved by our Manager’s investment committee.

Our Manager focuses on the direct origination, sourcing, acquisition, select purchasing, and management of multifamily rental properties and development projects, including commercial real estate equity and commercial real estate loans. It sources our investments from new or existing customers, former and current financing and investment partners, third party intermediaries, competitors looking to share risk and investment, securitization or lending departments of major financial institutions.

In selecting investments for us, our Manager utilizes our sponsor’s established investment and underwriting process, which focuses on ensuring that each prospective investment is being evaluated appropriately. The criteria that our Manager considers when evaluating prospective investment opportunities include:

•	macroeconomic conditions that may influence operating performance;

•	real estate market factors that may influence real estate valuations, real estate lending and/or economic performance of real estate generally;

•	fundamental analysis of the real estate, including tenant rosters, lease terms, zoning, operating costs and the asset’s overall competitive position in its market;

•	the operating expertise and financial strength of the sponsor or borrower;

•	real estate and leasing market conditions affecting the real estate;

•	the cash flow in place and projected to be in place over the expected hold period of the real estate;

•	the appropriateness of estimated costs and timing associated with capital improvements of the real estate;

•	a valuation of the investment, investment basis relative to its value and the ability to liquidate an investment through a sale or refinancing of the real estate;

•	review of third-party reports, including appraisals, engineering and environmental reports;

•	physical inspections of the real estate and analysis of markets; and

•	the overall structure of the investment and rights in the transaction documentation.

If a potential investment meets our Manager’s underwriting criteria, our Manager will review the proposed transaction structure, including, with respect to joint ventures, distribution and waterfall criteria, governance and control rights, buy-sell provisions and recourse provisions. With respect to commercial real estate loans, our Manager reviews the proposed transaction structure, including security, reserve requirements, cash flow sweeps, call protection, and recourse provisions. Our Manager evaluates the asset’s position within the overall capital structure and our rights in relation to other partners or capital tranches. Our Manager analyzes each potential investment’s risk-return profile and review financing sources, if applicable, to ensure that the investment fits within the parameters of financing facilities and to ensure performance of the real estate asset or underlying real estate collateral.

Borrowing Policy

We believe that our sponsor’s ability to obtain both competitive interim and term financings and its relationships with top tier financial institutions should continue to allow our Manager to successfully employ moderate levels of borrowing in order to enhance our returns to shareholders. Although our investment strategy is not contingent on financing our assets in the capital markets, our sponsor’s past experience and ability in structuring and managing match-funded, flexible term debt facilities and securitization vehicles should continue to provide our Manager with an advantage in potentially obtaining conservatively structured term financing for many of our investments, to the extent available, through capital markets and other financing transactions, including allowing the Company to be among the first to access the capital markets when conditions permit.

We may employ leverage in order to provide more funds available for investment, and, as of December 31, 2016, had outstanding debt of approximately $1,500,000 that was drawn down from our grid note with our Sponsor. We believe that careful use of conservatively structured leverage helps us to achieve our diversification goals and potentially enhance the returns on our investments. We expect that once we have fully invested the proceeds of this offering, our debt financing, on a portfolio-wide basis, will be between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets, although it may exceed this level during our offering stage. Our Manager may from time to time modify our leverage policy in its discretion. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

Operating Policies

Credit Risk Management. We may be exposed to various levels of credit and special hazard risk depending on the nature of our assets and the nature and level of credit enhancements supporting our assets. Our Manager and its executive officers review and monitor credit risk and other risks of loss associated with each investment. In addition, we seek to diversify our portfolio of assets to avoid undue issuer, industry and certain other types of concentrations. Our Manager’s investment committee monitors the overall portfolio risk and levels of provision for loss.

Interest Rate Risk Management. To the extent consistent with maintaining our qualification as a REIT, we follow an interest rate risk management policy intended to mitigate the negative effects of major interest rate changes. We intend to minimize our interest rate risk from borrowings by attempting to “match-fund”, which means our Manager seeks to structure the key terms of our borrowings to generally correspond with the expected holding period of our assets and their underlying leases and through hedging activities.

Hedging Activities. We may engage in hedging transactions to protect our investment portfolio and variable rate leverage from interest rate fluctuations and other changes in market conditions. These transactions may include interest rate swaps, the purchase or sale of interest rate collars, caps or floors, options, mortgage derivatives and other hedging instruments. These instruments may be used to hedge as much of the interest rate risk as we determine is in the best interest of our shareholders, given the cost of such hedges and the need to maintain our qualification as a REIT. We may from time to time enter into interest rate swap agreements to offset the potential adverse effects of rising interest rates under certain short-term repurchase agreements. We may elect to bear a level of interest rate risk that could otherwise be hedged when our Manager believes, based on all relevant facts, that bearing such risk is advisable or economically unavoidable.

Equity Capital Policies. Under our operating agreement, we have authority to issue an unlimited number of additional common shares or other securities. In particular, our Manager is authorized to provide for the issuance of an unlimited amount of one or more classes or series of shares in the Company, including preferred shares, and to fix the number of shares, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to each class or series thereof by resolution authorizing the issuance of such class or series, without shareholder approval. After your purchase in this offering, our Manager may elect to: (i) sell additional shares in this or future public offerings, (ii) issue equity interests in private offerings or (iii) issue shares to our Manager, or its successors or assigns, in payment of an outstanding fee obligation. To the extent we issue additional equity interests after your purchase in this offering, your percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value and fair value of your shares.

Disposition Policies

As each of our investments reach what we believe to be its optimum value during the expected life of the Company, we will consider disposing of the investment and may do so for the purpose of either distributing the net sale proceeds to our shareholders or investing the proceeds in other assets that we believe may produce a higher overall future return to our shareholders. We anticipate that any such dispositions typically would occur during the period within approximately five years from the termination of this offering (subject to pursuing alternative means of providing liquidity). However, in accordance with our investment objective of achieving maximum capital appreciation, we may sell a particular property or other asset before or after this anticipated holding period if, in the judgment of our Manager’s investment committee, selling the asset is in our best interest. The determination of when a particular investment should be sold or otherwise disposed of is made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property or other investment is anticipated to decline substantially, whether we could apply the proceeds from the sale of the asset to make other investments consistent with our investment objectives, whether disposition of the asset would allow us to increase cash flow, and whether the sale of the asset would constitute a prohibited transaction under the Code or would impact our status as a REIT. Our ability to dispose of property during the first few years following its acquisition is restricted to a substantial extent as a result of our REIT status. Under applicable provisions of the Code regarding prohibited transactions, a REIT that sells a property, other than foreclosure property, that is deemed to be inventory or property held primarily for sale in the ordinary course of business is deemed a “dealer” with respect to any such property and is subject to a 100% penalty tax on the net income from any such transaction unless the sale qualifies for a statutory safe harbor from application of the 100% tax. As a result, our Manager attempts to structure any disposition of our properties with respect to which our Manager believes we could be viewed as a dealer in a manner to avoid this penalty tax through reliance on the safe harbor available under the Code or through the use of a TRS. See “U.S. Federal Income Tax Considerations—Taxation of The Company.” Alternatively, the risk of incurring the 100% tax may require the Manager to forgo an otherwise attractive sale opportunity.

When we determine to sell a particular property or other investment, we seek to achieve a selling price that maximizes the capital appreciation for investors based on then-current market conditions. We cannot assure you that this objective will be realized. The selling price of a leased office, retail or industrial property is determined in large part by the amount of rent payable by the tenants. With respect to apartment communities, the selling price is determined in large part by the amount of rent payable by the residents. When determining the selling price of other types of real estate assets, such as recreation and leisure properties, we consider such factors as expected future cash flow from the properties as well as industry-specific information. The terms of payment are affected by custom in the area in which the property being sold is located and the then prevailing economic conditions.

Depending upon then prevailing market conditions, and subject to our consideration of alternative liquidity events, it is our intention to consider beginning the process of liquidating our assets and distributing the net proceeds to our shareholders within approximately five years after the termination of this offering. However, our Manager may determine to defer such liquidation beyond the fifth anniversary of the termination of this offering.

Market conditions, our status as a REIT and other factors could cause us to delay the commencement of our liquidation or other liquidity event. Even after we decide to liquidate, we are under no obligation to conclude our liquidation within a set time because the timing of the sale of our assets depends on real estate and financial markets, economic conditions of the areas in which the properties are located and U.S. federal income tax effects on shareholders that may prevail in the future, and we cannot assure you that we will be able to liquidate our assets. After commencing a liquidation, we would continue in existence until all properties are sold and our other assets are liquidated. In general, the U.S. federal income tax rules applicable to REITs will require us to complete our liquidation within 24 months following our adoption of a plan of liquidation. Compliance with this 24 month requirement could require us to sell assets at unattractive prices, distribute unsold assets to a “liquidating trust” with potentially unfavorable tax consequences for our shareholders, or terminate our status as a REIT.

Liquidity Event

Subject to then existing market conditions, we may consider alternatives to our liquidation as a means for providing liquidity to our shareholders within approximately five years from the completion of this offering. While we expect to seek a liquidity transaction in this time frame, there can be no assurance that a suitable transaction will be available or that market conditions for a transaction will be favorable during that time frame. Our Manager has the discretion to consider a liquidity transaction at any time if it determines such event to be in our best interests. A liquidity transaction could consist of a sale or partial sale of our assets, a sale or merger of the Company, a consolidation transaction with other companies managed by our Manager or its affiliates, a listing of our shares on a national securities exchange or a similar transaction. We do not have a stated term, as we believe setting a finite date for a possible, but uncertain future liquidity transaction may result in actions that are not necessarily in the best interest or within the expectations of our shareholders.

Prior to our completion of a liquidity transaction, our redemption plan may provide an opportunity for you to have your common shares redeemed, subject to certain restrictions and limitations. See “Description of our Common Shares—Redemption Plan.”

PLAN OF OPERATION

General

Fundrise West Coast Opportunistic REIT, LLC is a recently organized Delaware limited liability company formed to originate, invest in and manage a diversified portfolio primarily consisting of investments in multifamily rental properties and development projects located primarily in the Los Angeles, CA, San Francisco, CA, San Diego, CA, Seattle, WA, and Portland, OR metropolitan statistical areas (“MSAs”), with such investments consisting of equity interests in such properties or debt, as well as commercial real estate debt securities and other select real estate-related assets, where the underlying assets primarily consist of such properties. We define development projects to include a range of activities from major renovation and lease-up of existing buildings to ground up construction. With demand stoked by demographic trends and supply constrained by economic forces, our Manager believes that West Coast multifamily rental units have displayed strong performance and are expected to be well positioned to see continued low vacancies and healthy rent growth moving forward.  While we primarily invest in multifamily rental properties and development projects located in the Los Angeles, CA, San Francisco, CA, San Diego, CA, Seattle, WA, and Portland, OR MSAs, we may invest in other asset classes as well as other locations, depending on the availability of suitable investment opportunities. We may also invest in commercial real estate-related debt securities (including commercial mortgage-backed securities, or CMBS, collateralized debt obligations, or CDOs, and REIT senior unsecured debt) and other real estate-related assets. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. We diversify our portfolio by investment type, investment size and investment risk with the goal of attaining a portfolio of real estate assets that provide attractive and stable returns to our investors.

Fundrise Advisors, LLC is our Manager. As our Manager, it manages our day-to-day operations and our portfolio of commercial real estate equity investments, commercial real estate loans, and other select real estate-related assets. Our Manager also has the authority to make all of the decisions regarding our investments, subject to the limitation in our operating agreement and the direction and oversight of our Manager’s investment committee. Our sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf.

We have elected to be taxed as a REIT under the Code, commencing with our taxable year ended December 31, 2016. As we have qualified as a REIT for U.S. federal income tax purposes, we generally are not subject to U.S. federal income tax to the extent we distribute qualifying dividends to our shareholders. If we fail to qualify as a REIT in any taxable year after electing REIT status, we will be subject to U.S. federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for U.S. federal income tax purposes for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and cash available for distribution. However, we are organized and operate in a manner that has enabled us to qualify for treatment as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2016, and we intend to continue to operate so as to remain qualified as a REIT for U.S. federal income tax purposes thereafter.

Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive risk-adjusted yields. We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, private real estate funds, and other entities engaged in real estate investment activities as well as online lending platforms that compete with the Fundrise Platform, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, amount of capital to be invested per project and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Liquidity and Capital Resources

We are dependent upon the net proceeds from this offering to conduct our proposed operations. We have obtained, and will continue to obtain, the capital required to purchase and originate real estate-related investments and conduct our operations from the proceeds of this offering and any future offerings we may conduct, as well as from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of December 31, 2016, we had made four investments for approximately $5.9 million and had $3.0 million in cash. In addition to our investments of approximately $5.9 million, we had future funding commitments up to an additional $336,000 related to our investments. We anticipate that proceeds from this offering will provide sufficient liquidity to meet future funding commitments and costs of operations as of December 31, 2016. For information regarding the anticipated use of proceeds from this offering, see “Estimated Use of Proceeds.”

As of December 31, 2016 and December 31, 2015 we had outstanding debt of approximately $1,500,000 and $0, respectively, that was drawn from our Promissory Grid Note with our Sponsor. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During the period when we are acquiring our initial portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the interim portfolio) in order to quickly build a diversified portfolio of multifamily rental properties and development project assets. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

If we are unable to fully raise $50,000,000 in common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

In addition to making investments in accordance with our investment objectives, we use our capital resources to make certain payments to our Manager. During our organization and offering stage, these payments have and will continue to include payments for reimbursement of certain organization and offering expenses. As of December 31, 2016, approximately $474,000 in organization and offering costs have been incurred by our Manager, and approximately $41,915 reimbursed to our Manager in connection with our offering. We expect total offering costs to be less than 2% of our total offering. In addition, borrowers and real estate sponsors may make payments to our sponsor or its affiliates in connection with the selection and origination or purchase of investments. The amount of the asset management fee may vary from time to time, and we will publicly report any changes in the asset management fee. No asset management fees have been paid or accrued to our Manager as of December 31, 2016.

We have elected to be taxed as a REIT and have operated and will continue to operate as a REIT commencing with our taxable year ended December 31, 2016. To maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to continue to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

Related Party Loans and Warehousing of Assets

If we have sufficient funds to acquire only a portion of a real estate investment then, in order to cover the shortfall, we will obtain a related party loan from, or issue a participation interest to, Fundrise Lending or its affiliates. Our operating agreement expressly authorizes us to enter into such related party loans and to issue such participation interests. Each related party loan and participation interest will be an unsecured obligation of ours, that is payable solely to the extent that such related party loan or participation interest remains outstanding. As we sell additional common shares in this offering, we will use the proceeds from this offering to pay down the principal and interest of the related party loan or the principal of the outstanding participation interests, as appropriate, reducing the payment obligation of the related party loan or participation interest, and our obligation to the holder of the related party loan or participation interest. We may also utilize related party loans, from time to time, as a form of leverage to acquire real estate assets.

In instances where a participation interest is outstanding, payments of the participation interest will be pari passu (i.e., of equal seniority) to our right to payment from the underlying asset, and any payments received from the underlying asset will be subsequently distributed pro rata (i.e., in equal proportion to their proportionate interest) among us and the participation interest holder. In the event that we sell a sufficient number of common shares through this offering to fully extinguish the principal of an outstanding participation interest, we will repay the participation interest, and, other than any accrued but unpaid return due to it from the underlying asset, the holder of the participation interest will no longer hold any obligation of ours with regard to payment. It is anticipated that each participation interest will have a varying return that is dependent upon, and will generally be identical to, the projected return on the underlying asset.

As an alternative means of acquiring investments for which we do not yet have sufficient funds, Fundrise Lending or its affiliates may close and fund a real estate investment prior to it being acquired by us. This ability to warehouse investments allows us the flexibility to deploy our offering proceeds as funds are raised. We may then acquire such investment at a price equal to the fair market value of such investment, which, for commercial real estate loans, will generally equal the cost of the investment (including reimbursement for servicing fees); however, for real property investments, such acquisition will be at a price equal to fair market value, provided that its fair market value is materially equal to its cost (i.e., the aggregate equity capital invested by Fundrise Lending or its affiliates in connection with the acquisition and during the warehousing of such investments, plus assumption of debt and any costs, such as accrued property management fees and transfer taxes, incurred during or as a result of the warehousing or, with respect to debt, the principal balance plus accrued interest net of any applicable special servicing fees).

Promissory Grid Note

On October 24, 2016, we entered into a Promissory Grid Note (the “Promissory Grid Note”), as borrower, with Rise Companies Corp. (“Lender”) as the lender thereto. Lender is the parent company and sole member of our Manager. Accordingly, prior to entering into the Promissory Grid Note, the Independent Representative reviewed and approved of the terms of the Promissory Grid Note.

The terms of the Promissory Grid Note are summarized below:

Availability. The Promissory Grid Note is a revolving line of credit in the aggregate principal amount of $10 million. The aggregate amount of the loans made under the Promissory Grid Note, together with the aggregate amount of any other loans made under any other promissory grid notes that the Lender may enter into with other REITs it has sponsored, shall at no time exceed $10 million.

Collateral. The Promissory Grid Note is an unsecured line of credit.

Interest. Any principal drawn down under the Promissory Grid Note bears interest at a rate equal to 2.5% per annum, calculated on a 30-day month / 360-day year basis.

Maturity Date. All outstanding principal and interest on the Promissory Grid Note is due and payable on January 31, 2017.

On January 31, 2017, we entered into an amended and restated promissory grid note, as borrower, with Rise Companies Corp. as lender thereto. The amended and restated note provides up to $10 million in credit, subject to certain limitations. The expiration date was extended to April 30, 2017, and the 2.5% interest rate was increased to 3.0%. We did not pay any extension or other fees related to the amendment of this note.

On April 30, 2017, we entered into an amended and restated promissory grid note, as borrower, with Rise Companies Corp. as lender thereto. The amended and restated note provides up to $10 million in credit, subject to certain limitations. The expiration date was extended to July 30, 2017, and the 3.0% interest rate did not change. We did not pay any extension or other fees related to the amendment of this note.

On July 31, 2017, we entered into an amended and restated promissory grid note, as borrower, with Rise Companies Corp. as lender thereto. The amended and restated note provides up to $10 million in credit, subject to certain limitations. The expiration date was extended to October 31, 2017, and the 3.0% interest rate did not change. We did not pay any extension or other fees related to the amendment of this note.

On October 31, 2017, we entered into an amended and restated promissory grid note, as borrower, with Rise Companies Corp. as lender thereto. The amended and restated note provides up to $10 million in credit, subject to certain limitations. The expiration date was extended to January 31, 2019, and the 3.0% interest rate did not change. We did not pay any extension or other fees related to the amendment of this note.

Results of Operations

We were formed on November 19, 2015 to originate, invest in and manage a diversified portfolio primarily consisting of investments in multifamily rental properties and development projects located primarily in the Los Angeles, CA, San Francisco, CA, San Diego, CA, Seattle, WA, and Portland, OR metropolitan statistical areas (“MSAs”), with such investments consisting of equity interests in such properties or debt, as well as commercial real estate debt securities and other select real estate-related assets, where the underlying assets primarily consist of such properties. We are externally managed by Fundrise Advisors, LLC, which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of our sponsor, Rise Companies Corp., the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates an online investment platform www.fundrise.com. On October 25, 2016, we commenced operations upon our satisfying the $1.0 million minimum offering requirement (not including the $100,000 received in the private placements to our sponsor and Fundrise, LP).

We are permitted to raise up to $50 million in any 12-month period under Regulation A. As of September 1, 2017, we had raised total gross offering proceeds of approximately $22.8 million from settled subscriptions (including the $100,000 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our sponsor), and approximately 2.7 million of our common shares remained available for sale to the public under this offering.

Our primary investment types are as follows:

• Select Multifamily Rental Properties and Development Projects – Our multifamily real estate equity investments include existing, income-producing properties, newly constructed properties or properties under development or construction and may include multifamily rental properties purchased for conversion into condominiums and single-tenant properties that may be converted for multifamily use.

• Real Estate-Related Securities – Our real estate-related securities include securities issued by other real estate companies, either for investment or in change of control transactions completed on a negotiated basis or otherwise and in bridge and mezzanine loans that may lead to an opportunity to purchase a real estate interest.

We believe that these investment types are complementary to each other due to overlapping sources of investment opportunities and common reliance on real estate fundamentals and application of similar portfolio management skills to maximize value and to protect capital.

We have operated in a manner intended to qualify as a REIT for federal income tax purposes beginning with the year ended December 31, 2016.

Our Investments

Overview

In 2016, our Manager continued to execute on our strategy of acquiring and opportunistically selling commercial real estate properties. Our strategy has focused on acquiring properties with significant possibilities for short-term capital appreciation. Assuming we continue to acquire and hold substantially similar assets, we expect to continue to pay an average annualized dividend of approximately 7.00% - 10.00%; however, there can be no assurance that we will achieve our investment objectives, that such projections will be accurate or that we will continue to pay dividends at such level in the future.

We believe that we have been able to achieve compelling returns largely by targeting real estate properties requiring development, redevelopment or repositioning, those located in markets with high growth potential and those available from sellers who are distressed or face time-sensitive deadlines. We believe that we are poised to continue realizing growth thanks to our focus on multifamily rental properties and development projects, as well as a wide variety of other commercial properties, including office, industrial, retail, recreation and leisure, single-tenant residential and other real properties.

Asset Highlights

Square One – Senior Secured Loan: The borrowers used the loan proceeds to acquire two to-be entitled land parcels, located at 736-738 and 742 Parkman Avenue, Los Angeles, CA 90026 and 1803 South Mesa Street, San Pedro, CA 90731, respectively, and to recapitalize recently entitled land parcel located at 733-743 North Gramercy Place, Los Angeles, CA 90038.

Ark Douglas – Senior Secured Loan: The borrower used the loan proceeds to purchase land located in Los Angeles, California and currently plans to redesign seven small lot homes and eventually build a small lot subdivision after securing construction financing. The Ark Douglas Property is a residential zoned site located at on Douglas Street, in the Echo Park neighborhood of Los Angeles. The land area is approximately 11,324 square feet. On November 14, 2017, Ark Douglas paid off the investment for the full amount of the Ark Douglas Senior Loan principal drawn to date plus interest. All interest payments were paid in full during the investment period, amounting to approximately 9% interest received per annum. Principal drawn to date amounted to $1,250,000 as of the pay-off date. Ark Douglas intends to proceed through construction of the project in 2018.

Larchmont – Senior Secured Loan: The borrower used the proceeds to purchase 10,431 square feet of land that is currently entitled to build eight homes under the Los Angeles Small Lot Ordinance at 5000-5006 West Maplewood Avenue and 475 North Saint Andrews Place, Los Angeles, California. The Square One Larchmont Property is in the Larchmont Village submarket of Los Angeles, CA. Larchmont Village is adjacent to the Hollywood and Koreatown submarkets in Central Los Angeles.

Stradella Court – Senior Secured Loan: The borrower used the proceeds to purchase 26,765 square feet of land that is currently unentitled at 3400-3414 Fletcher Drive and 3047 Avenue 34, Los Angeles, CA that currently includes three homes that will be torn down to build the fifteen homes that Stradella Court intents to entitle the site for. The Stradella Court Fletcher Property is located in the Glassell Park submarket of Los Angeles, CA. Glassell Park is located among Downtown Los Angeles, Glendale, and Pasadena.

Square One Homes – Senior Secured Loan: The borrower used the loan proceeds to purchase 28,680 square feet of land that is currently entitled at 1118-1128 N Avenue 56, Los Angeles, CA. The property is currently improved with several homes that are scheduled to be torn down to build the twenty homes that Square One entitled the site for. The Square One Homes Ave 56 Property is located in the Highland Park submarket of Los Angeles, CA. Highland Park is located among Eagle Rock, Glendale, and Pasadena. On December 11, 2017, Square One Homes Ave 56 paid off the investment for the full amount of the Square One Ave 56 Senior Loan principal drawn to date plus interest. All interest payments were paid in full during the investment period, amounting to approximately 9% interest received per annum. Principal drawn to date amounted to $3,125,000 as of the pay-off date. Square One Ave 56 sold the property to a private home builder, who intends to proceed through construction of the homes.

New Pointe Senior Loan – Senior Secured Loan: The borrower used the loan proceeds to purchase 31,823 SF of land and intends to build five single-family homes at 6798 Paseo Del Norte, Carlsbad, CA. The New Pointe Carlsbad Property is located in the Carlsbad submarket of San Diego, CA MSA, approximately 35 miles north of San Diego.

DB Builders Mar View 13 Senior Loan – Senior Secured Loan: The borrower used the loan proceeds to purchase 20,148 square feet of land that is currently entitled at 1035-1118 White Knoll Drive, Los Angeles, CA (the “DB Builders Mar View 13 Property”). DB Builders Mar View 13 currently plans to progress design and construction documents, file the construction documents with the city for building permits and build thirteen units under the Los Angeles Small Lot Ordinance.

1315 East Jefferson LLC – Controlled Subsidiary: The RSE Revolve Controlled Subsidiary used the proceeds to refinance a single stabilized mixed-use multifamily property totaling 32 units above 3,589 SF of commercial space located at 1315 E Jefferson St in Seattle, Washington. The property is a four-story, 32-unit mixed-use mid-rise apartment complex with ground floor commercial space built in 2016 and situated on a 7,488 square foot property. The units are divided between studio, one-bedroom, and open one-bedroom units with an overall average unit size of 528 square feet.

Haven Frogtown Senior Loan – Senior Secured Loan: The borrower used the loan proceeds to purchase 38,797 square feet of land that is currently entitled at 3022-3034 North Coolidge Avenue and 2927-2935 North Denby Avenue in Los Angeles, CA. The borrower previously entitled the land to build 30 homes under the Los Angeles Small Lot Ordinance and now plans to complete environmental remediation, file the construction documents with the city for building permits, and, likely, sell the land to a developer once the permits are Ready-To-Issue. The Haven Frogtown Property is located in the Frogtown, also known as Elysian Valley, submarket of Los Angeles, CA. This neighborhood is a narrow strip of land located between the Golden State (5) Freeway/Elysian Park Hills to the west, the Los Angeles River to the east, and is approximately 2.5 miles north of Downtown Los Angeles.

DB Builders Sixth Avenue Senior Loan – Senior Secured Loan: The borrower used the loan proceeds to purchase 52,441 square feet of land that is currently unentitled at 319-341 North 6th Avenue in Phoenix, AZ. The borrower intends to entitle the land and complete horizontal site work during the loan term. The DB Builders Sixth Avenue Property is currently improved with one single-family home and one commercial vehicle washing station. The improvements will be demolished during the loan term. The DB Builders Sixth Avenue Property is located in Downtown Phoenix, AZ, at the corner of Sixth Avenue and Van Buren.

Raven Ridge Agoura – Controlled Subsidiary: The Raven Ridge Agoura Controlled Subsidiary used the proceeds for the construction of an 18-unit rental townhome project located at 5250 Chesebro Road in Agoura Hills, California (the “Raven Ridge Agoura Property”). The Raven Ridge Agoura Property is located in the city of Agoura Hills in Los Angeles County. The neighborhood is situated in the historic quarter known as “Old Agoura.” The area is characterized by a mix of spacious estates and western style houses and is a center for equestrian activities and facilities with a network of horse trails connecting much of the area to the centrally located Old Agoura Park. The Raven Ridge Agoura Property is located within a mile of Trader Joe’s and less than four miles from Alberton’s, a major supermarket chain. There are several larger shopping centers located in Westlake Village a few miles west and in Calabasas about six miles east. Both are easily accessible by freeway. In addition to plentiful dining and shopping, the subject is within 45 minutes of Malibu and Zuma beaches and the Santa Monica Mountains Recreational Area along with numerous other regional parks. Also, Oxnard and Ventura harbors provide a marina and sport fishing opportunities.

DB Mar View Senior Loan – Senior Secured Loan: The borrower used the loan proceeds to recapitalize, by paying off that certain land loan acquired by the Company on June 2, 2017, 20,148 square feet of land that is currently entitled and permitted and intends to build and sell thirteen homes under the Los Angeles Small Lot Ordinance at 1035-1118 White Knoll Drive, Los Angeles, CA (the “DB Mar View Property”). As a result of the recapitalization, the prior land loan was repaid in full and is no longer outstanding.

Investments Summaries

The following tables summarize the asset acquisitions the Company has made as of November 15, 2017. Fuller descriptions of each of these assets may be found in the Investment Overviews sections below. As of November 15, 2017, we had total investment commitments equal to approximately $36.6 million spread across fourteen (14) different assets, with an average commitment amount of approximately $2.6 million.

Senior Secured Loans	Location	Type of property	Date of Acq.	Interest Rate (1)	Maturity Date (2)	Total Commitment (3)	LTV (4)	LTC (5)

Square One Senior Loans (Mesa, Parkman, and Gramercy)*	San Pedro, CA and Los Angeles, CA	Land	10/26/2016	11.0, 10.0, 10.0%	10/14/2017	$4,975,000	—	64.0, 84.0, 51.0%
Ark Douglas Senior Loan*	Los Angeles, CA	Land	11/15/2016	9.0%	11/11/2017	$1,250,000	73.0%	74.0%
Larchmont Senior Loan*	Los Angeles, CA	Land	02/14/2017	9.5%	02/14/2018	$1,720,000	52.0%	70.5%
Stradella Court Senior Loan*	Los Angeles, CA	Land	04/26/2017	9.24%	04/26/2018	$2,175,000	62.0%	45.0%
Square One Homes Ave. 56 Senior Loan*	Los Angeles, CA	Land	05/10/2017	9.00%	05/10/2018	$3,125,000	61.0%	86.9%
New Pointe Senior Loan*	Carlsbad, CA	Land	05/15/2017	10.0%	11/1/2018	$3,050,000	63.0%	69.2%
DB Builders Mar View 13 Senior Loan*	Los Angeles, CA	Land	06/02/2017	9.0%	06/02/2018	$1,417,000	35.0%	43.0%
Haven Frogtown Senior Loan*	Los Angeles, CA	Land	07/03/2017	9.0%	07/03/2018	$2,950,000	44.0%	69.0%
DB Builders Sixth Avenue Senior Loan*	Phoenix, AZ	Land	08/24/2017	10.0%	02/24/2018	$1,700,000	51.0%	65.0%
DB Mar View Senior Loan	Los Angeles, CA	Land	10/25/2017	9.49%	10/25/2019	$10,545,200	63.1%	82.0%
Peterberg Colfax Villas Senior Loan	Los Angeles, CA	Land	12/04/2017	11.0%	11/27/2018	$2,650,000	74.0%	79.0%
Envision Delridge Five Senior Loan	Seattle, WA	Land	12/04/2017	12.0%	07/14/2018	$2,500,000	73.0%	87.0%

*Acquisition was reviewed and approved by the Independent Representative prior to its consummation, with such determination that the transaction was fair and reasonable to us and at a price to us that is not materially greater than the cost of the asset was to the affiliated seller.

(1)	Interest Rate refers to the projected the annual interest rate on each senior loan. The interest rate presented does not distinguish between interest that is paid current and interest that accrues to the maturity date, nor does it include any increases in interest rate that may occur in the future.

(2)	Maturity Date refers to the initial maturity date of each senior loan, and does not take into account any extensions that may be available.

(3)	Total Commitment refers to the total commitment made by the Company to fund the senior loan, not all of which may have been funded on the acquisition date.

(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as determined by our Manager. There can be no assurance that such value will be achieved. We generally use LTV for properties that are generating cash flow.

(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC for properties that are subject to construction. There can be no assurance that the anticipated completion cost will be achieved.

Commercial Real Property Controlled Subsidiaries	Location	Type of property	Date of Acquisition	Purchase Price (1)
1315 East Jefferson LLC	Seattle, WA	Multifamily	1/4/2017	$1,300,000.00
Old Agoura Apartments, LLC	Agoura Hills, CA	Multifamily	10/10/2017	$2,434,548.61

(1)	Purchase Price refers to the total price paid by us for our equity in the controlled subsidiary.

Investment Overviews – Senior Secured Loans

Square One – Senior Secured Loan

On October 26, 2016, we acquired from Fundrise Lending, LLC (“Lending”) three, cross-collateralized first mortgage loans with a maximum total principal balance of $4,975,000 (“Mesa Senior Loan”, “Parkman Senior Loan”, and “Gramercy Senior Loan” or collectively, the “Square One Senior Loans”).The Mesa Senior Loan, Parkman Senior Loan, and Gramercy Senior Loan bear interest rates of 11%, 10%, and 10% per annum, respectively, and each have a maturity date of October 14, 2017 with an option to extend for a period of six (6) months after the maturity dates. To exercise the extension option, the borrower would be required to pay an extension fee consisting of 1% of the outstanding principal amount. During the extension period, the interest rate of each loan would increase by 1% point for the duration of the extension. The Square One Senior Loans may be prepaid in whole or in part without penalty (assuming the requirements of the cross-collaterization provisions are met).

The three borrowers, 1803 Mesa, LLC (“Square One Mesa”), 742 Parkman, LLC (“Square One Parkman”), and 733 Gramercy Place, LLC, (“Square One Gramercy”), California limited liability companies (collectively, “Square One Borrowers”) used the loan proceeds to acquire two to-be entitled land parcels, located at 736-738 and 742 Parkman Avenue, Los Angeles, CA 90026 (the “Square One Parkman Property”) and 1803 South Mesa Street, San Pedro, CA 90731 (the “Square One Mesa Property”), respectively, and to recapitalize one recently entitled land parcel located at 733-743 North Gramercy Place, Los Angeles, CA 90038 (the “Square One Gramercy Property”). Square One Borrowers are currently in the process of receiving entitlements for the Square One Mesa Property and Square One Parkman Property, and are currently designing the approved Square One Gramercy small lot homes.  The Square One Senior Loans are secured by the cross-collateralized interest in the three Square One properties. The loans may be released from the cross-collateralized security interest upon receipt of the Square One Parkman Property and Square One Mesa Property entitlements and expiration of their respective appeals periods, or when the loans are each paid down to a principal amount of $500,000. Other than with regard to certain other real estate transactions, neither our Manager nor we are affiliated with Square One Borrower.

Square One Borrowers are managed by the principals of Square One Homes, LLC (“Square One”), a real estate company, established in 2014, that is based out of Los Angeles, CA, and which specializes in real estate located in infill Los Angeles. Scott Dinovitz and Adam O’Neill, the managing members of Square One, provided springing guarantees. Other than with regard to certain other real estate transactions, neither our Manager nor we are affiliated with the Square One Borrowers.

The Square One Senior Loans are being serviced by Fundrise Servicing, LLC (“Servicing”), an affiliate of our Manager and a wholly-owned subsidiary of our sponsor. The Square One Senior Loans were funded by our sponsor, and we acquired them using proceeds from our offering and a draw on a Promissory Grid Note issued to us by our sponsor in the amount of $1,500,000.

Mesa Senior Loan

The Square One Mesa Property is a to-be entitled Small Lot Subdivision located at 1803 South Mesa Street, San Pedro, CA 90731. The gross land area is approximately 26,708 square feet that is currently undeveloped. Square One Mesa Property is located in an established residential neighborhood.

Square One Mesa applied for an entitlement for 22 homes on May 5, 2016. The hearing was on July 27, 2016 and a Letter of Decision from the planning committee is expected in October 2016. According to an independent consultant engaged by Lending, the entitlement application for Square One Mesa is in good order and should receive approval, though no assurance can be obtained at this point.

Square One Mesa Property is located in the San Pedro neighborhood of Los Angeles. San Pedro is known for its San Francisco-like style, with rolling streets and a trolley that runs within the downtown. There are multiple job centers downtown, including the Port of Los Angeles, Marymount College’s Graduate Studies Programs, and the Mayor of Los Angeles’ South Bay Field office. The Port of Los Angeles employs almost 1,000 direct employment jobs and over 130,000 related jobs and has a $1BN budget for 2016.

 As of its closing date, the Mesa Senior Loan’s loan-to-cost ratio, or the LTC ratio, was approximately 64% and was approximately 81% of the property purchase price. The LTC ratio is the amount of the Mesa Senior Loan divided by the costs to acquire and apply to entitle the property to date. The Mesa Senior Loan has a total committed principal amount of $1,300,000, of which $1,200,00 was drawn at closing and used to fund the acquisition of one parcel. Square One Mesa contributed approximately $820,000 of equity.

 The Mesa Senior Loan bears an interest rate of 11.0% per annum which is paid quarterly in arrears, with an interest reserve of $132,000 funded at closing. The maturity date is October 14, 2017. Lending earned an origination fee of approximately 1.5% of the Mesa Senior Loan amount, paid directly by Square One Mesa.

On May 25, 2017, Square One Mesa paid off the investment for the full amount of the Mesa Senior Loan principal drawn to date plus interest. All interest payments were paid in full during the investment period, amounting to approximately 11% interest received per annum. Principal drawn to date amounted to $1,300,000 as of the pay-off date. Square One Mesa successfully sold the Square One Mesa Property after receiving entitlements to a public homebuilder who intends to develop the site.

Parkman Senior Loan

The Square One Parkman Property is a to-be entitled small lot subdivision located at 736-738 and 742 Parkman Avenue, Los Angeles, CA 90026. The gross land area is approximately 16,000 square feet that is currently developed with a single-family home and duplex. The Square One Parkman Property is surrounded by older single-family homes in a residential neighborhood with several nearby new residential and retail developments.

The Square One Parkman in the process of receiving entitlements for 9 homes. Square One Parkman applied for its entitlement on May 12, 2016. The hearing is expected to be scheduled for November 2016. According to an independent consultant engaged by Lending, the entitlement application for Square One Parkman is in good order and should proceed through to its scheduled hearing without any issue, though no assurance can be obtained at this point.

Square One Parkman Property is located in the Silver Lake neighborhood of Los Angeles, located between Downtown, Hollywood, Koreatown and Echo Park. Silver Lake’s amenities include food trucks, organic farmers’ markets, locally owned boutiques, progressive coffee shops, and popular nightlife. A Whole Foods Grocery Store (365) located nearby to the site opened May 2016.

As of its closing date, the Parkman Senior Loan’s loan-to-cost ratio, or the LTC ratio, was approximately 84% and was approximately 100% of the property purchase price. The LTC ratio is the amount of the Parkman Senior Loan funded at closing divided by the cost to acquire and apply to entitle the property to date. The Parkman Senior Loan has a total committed principal amount of $1,575,000, of which $1,338,750 was drawn at closing and used to fund the acquisition of two parcels. Square One Parkman has contributed approximately $533,000 of equity.

 The Parkman Senior Loan bears an interest rate of 10.0% per annum which is paid quarterly in arrears, with an interest reserve of $157,500 funded at closing. The maturity date is October 14, 2017. Lending earned an origination fee of approximately 1.5% of the Parkman Senior Loan amount, paid directly by Square One Parkman.

Gramercy Senior Loan

The Square One Gramercy Property is a to-be entitled Small Lot Subdivision located at 733-743 North Gramercy Place, Los Angeles, CA 90038. The gross land area is approximately 18,266 square feet that is currently developed with two single-family homes and one duplex. The Square One Gramercy Property is surrounded by older single-family homes in a residential neighborhood with several nearby new commercial and residential properties.

Square One Gramercy received its Vesting Tentative Tract Map No. VTT-72779-SL approval on March 30, 2016 with an appeals period expiration date of April 11, 2016. The property is zoned for a maximum of 11 homes. Square One Gramercy plans to fully design and permit the project during the course of the Gramercy Senior Loan, and expects to be repay the loan from either construction loan proceeds or sale proceeds.

Square One Gramercy is located in the Hollywood/Koreatown neighborhood of Los Angeles, located between Downtown, Hollywood, Koreatown and Echo Park. Hollywood is Los Angeles County's top tourist destination, attracting millions of tourists annually. West Hollywood's legendary Sunset Strip, is among the top-ten most popular attractions in Southern California.

 As of its closing date, the Gramercy Senior Loan’s loan-to-cost ratio, or the LTC ratio, was approximately 51% and was approximately 85% of the property purchase price. The LTC ratio is the amount of the Gramercy Senior Loan divided by the costs to acquire and apply to entitle the property to date. Gramercy Senior Loan has a principal amount of $2,100,000 and was used to recapitalize two parcels previously acquired by Square One Gramercy in May 2015. Square One Gramercy has contributed approximately $1,998,000 of equity.

 The Gramercy Senior Loan bears an interest rate of 10.0% per annum which is paid quarterly in arrears, with an interest reserve of $189,000 funded at closing. The maturity date is October 14, 2017. Lending earned an origination fee of approximately 1.5% of the Gramercy Senior Loan amount, paid directly by Square One Gramercy.

The Grammercy Senior Loan was fully redeemed on May 25, 2017.

Ark Douglas – Senior Secured Loan

On November 15, 2016, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Lending”) a first mortgage loan with a maximum principal balance of $1,250,000 (the “Ark Douglas Senior Loan”). The borrower, Ark Douglas LLC, a California limited liability company (“Ark Douglas”), used the loan proceeds to purchase land located at 1363-1371 Douglas Street, Los Angeles, CA 90026 (the “Ark Douglas Property”), and currently plans to redesign the seven entitled small lot homes and eventually build the small lot subdivision after securing construction financing. The Ark Douglas Senior Loan is secured by the Ark Douglas Property.

Ark Douglas is managed by the principals of LOF Partners LLC (“LOF Partners”), a real estate company, established in 2010, that is based out of Los Angeles, CA, and which is currently focused on developments in infill locations. Other than with regard to the Ark Douglas Senior Loan and certain other real estate transactions, neither our Manager nor we are affiliated with Ark Douglas.

The Ark Douglas Property is a residential zoned site located at on Douglas Street, in the Echo Park neighborhood of Los Angeles. The land area is approximately 11,324 square feet. The Ark Douglas Property received its Vesting Tentative Tract Map in 2013 approving the site for 7 small lot homes. LOF Partners plans to re-design the construction drawings from the previous owner slightly to accommodate modular homes to be built on the site. The Ark Douglas Senior Loan is expected to be repaid with proceeds from a construction loan once the project is ready for construction.

The Ark Douglas Senior Loan was funded with proceeds from our offering, with a funding amount of $1,250,000. On the original closing date of the Ark Douglas Senior Loan, Ark Douglas was capitalized with approximately $620,000 of equity capital from the borrower. The Ark Douglas Senior Loan is being serviced by Fundrise Servicing, LLC (“Servicing”), an affiliate of our Manager and a wholly-owned subsidiary of our sponsor.

 The Ark Douglas Senior Loan bears an interest rate of 9% per annum, with an amount equal to 9% per annum paid current on a quarterly basis through the maturity date, November 11, 2017 (the “Ark Douglas Maturity Date”). In addition, Lending, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 2.0% of the Ark Douglas Senior Loan amount, paid directly by Ark Douglas.

Ark Douglas has the ability to extend the Ark Douglas Maturity Date for a period of six (6) months; provided, however, to exercise such extension, Ark Douglas is required to pay to us an extension fee consisting of 1.0% of the outstanding principal amount of the Ark Douglas Senior Loan. During the extension period, the interest rate of the Ark Douglas Senior Loan will increase to 10% per annum. The Ark Douglas Senior Loan may be prepaid in whole or in part without penalty during the term of the Ark Douglas Senior Loan.

 As of its closing date, the Ark Douglas Senior Loan’s loan-to-cost ratio, or the LTC ratio, was approximately 74%. The LTC ratio is the amount of the Ark Douglas Senior Loan divided by the cost to acquire the Ark Douglas Property. As of its closing date, the Ark Douglas Senior Loan’s loan-to-value ratio, or the LTV ratio, was approximately 73%. The LTV ratio is the amount of the Ark Douglas Senior Loan divided by the anticipated appraised value of the Ark Douglas Property at stabilization. There can be no assurance that such value will be achieved.

 The principals of Ark Douglas have provided carve-out and springing guaranties.

The Ark Douglas Property is located along Douglas Street, within the Echo Park neighborhood of Los Angeles. Echo Park is a submarket located adjacent to Silver Lake, a submarket where Fundrise has recently completed two loans. The Property is located 1 mile from Dodger Stadium, and two blocks from a retail strip on Sunset Boulevard with several new bars and restaurants. The property’s location on a hill will give it views of Downtown Los Angeles.

As the Ark Douglas Senior Loan was acquired from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

On November 14, 2017, Ark Douglas paid off the investment for the full amount of the Ark Douglas Senior Loan principal drawn to date plus interest. All interest payments were paid in full during the investment period, amounting to approximately 9% interest received per annum. Principal drawn to date amounted to $1,250,000 as of the pay-off date. Ark Douglas intends to proceed through construction of the project in 2018.

Larchmont – Senior Secured Loan

On February 14, 2017, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage loan with a maximum principal balance of $1,720,000 (the “Square One Larchmont Senior Loan”). The borrower, Larchmont Homes, LLC, a California limited liability company (“Square One Larchmont”), used the loan proceeds to purchase 10,431 square feet of land that is currently entitled to build eight homes under the Los Angeles Small Lot Ordinance at 5000-5006 West Maplewood Avenue and 475 North Saint Andrews Place, Los Angeles, CA (the “Square One Larchmont Property”), and currently plans to progress design and construction documents, file the construction documents with the city for building permits and sell the land to a developer once the permits are Ready To Issue. The Square One Larchmont Senior Loan is secured by the Square One Larchmont Property.

Square One Larchmont is managed by the principals of Square One Homes, LLC (“Square One Homes”), a real estate company, established in 2014, that is based out of Los Angeles, CA, and which specializes in real estate located in infill Los Angeles. They currently have roughly $25,000,000 of real estate under management. Scott Dinovitz and Adam O’Neill, the managing members of Square One, provided springing guarantees. Other than with regard to the Square One Larchmont Senior Loan and certain other real estate transactions, neither our Manager nor we are affiliated with Square One Homes.

The Square One Larchmont Property is currently improved with three homes that are expected to be torn down once permits are achieved to build the eight homes that were entitled for the site. The property received its Vesting Tentative Tract Map No. VTT-64363-SL approval for eight homes on March 15, 2006. On December 20th 2016, the approval was extended through October 2nd, 2022. Square One Homes’ current plan is to complete construction documents and receive building permits from the city of Los Angeles before selling the property.

The Square One Larchmont Senior Loan was funded with proceeds from our offering, with a funding amount of $1,720,000. On the original closing date of the Square One Larchmont Senior Loan, Square One Larchmont was capitalized with approximately $717,931 of equity capital from the borrower. Of the $717,931 of equity evidenced on the Settlement Sheet, $480,000 was applied to the Purchase Price, and the remainder was applied to fees and expenses. The Square One Larchmont Senior Loan is being serviced by Fundrise Servicing, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor.

The Square One Larchmont Senior Loan bears an interest rate of 9.5% per annum, with an amount equal to 9.5% per annum paid current on a quarterly basis through the maturity date, February 14, 2018 (the “Square One Larchmont Maturity Date”). In addition, Fundrise Lending, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 1.5% of the Square One Larchmont Senior Loan amount, paid directly by Square One Larchmont.

Square One Larchmont has the ability to extend the Square One Larchmont Maturity Date for a period of six months; provided, however, to exercise such extension, Square One Larchmont is required to pay to us an extension fee consisting of 1.0% of the outstanding principal amount of the Square One Larchmont Senior Loan. During the extension period, the interest rate of the Square One Larchmont Senior Loan will increase to 10.5% per annum. The Square One Larchmont Senior Loan may be prepaid in whole or in part without penalty during the term of the Square One Larchmont Senior Loan.

The principals of Square One Homes have provided carve-out and springing guaranties.

As of its closing date, the Square One Larchmont Senior Loan’s loan-to-cost ratio, or the LTC ratio, was approximately 70.5% and was approximately 78% of the property purchase price. The LTC ratio is the amount of the Square One Larchmont Senior Loan divided by the cost incurred at settlement of the purchase and the Square One Larchmont Senior Loan’s. There can be no assurance that such estimated costs will prove to be accurate. As of its closing date, the Square One Larchmont Senior Loan’s loan-to-value ratio, or the LTV ratio, was approximately 52%. The LTV ratio is the amount of the Square One Larchmont Senior Loan divided by the January 18, 2017 CBRE appraised value of the Square One Larchmont Property. There can be no assurance that such value is correct.

The Square One Larchmont Property is in the Larchmont Village submarket of Los Angeles, CA. Larchmont Village is adjacent to the Hollywood and Koreatown submarkets in Central Los Angeles. The Square One Larchmont Property is located on Maplewood Avenue, two blocks south and west of Melrose and Western and from the Paramount Pictures Studio.

As the Square One Larchmont Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Stradella Court – Senior Secured Loan

On April 26, 2017, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage loan with a maximum principal balance of $2,175,000 (the “Stradella Court Fletcher Senior Loan”). The borrower, SC Group 3400, LLC, a California limited liability company (“Stradella Court Fletcher”), used the loan proceeds to purchase 26,765 square feet of land that is currently unentitled at 3400-3414 Fletcher Drive and 3047 Avenue 34, Los Angeles, CA (the “Stradella Court Fletcher Property”). Stradella Court Fletcher currently plans to entitle the land to build fifteen homes under the Los Angeles Small Lot Ordinance, progress design and construction documents, file the construction documents with the city for building permits, and either sell the land to a developer once the permits are Ready-To-Issue or build the units. The Stradella Court Fletcher Senior Loan is secured by the Stradella Court Fletcher Property.

Stradella Court Fletcher is managed by the principals of Stradella Court, LLC (“Stradella Court”), a real estate company, established in 2012, that is based out of Los Angeles, CA, and which specializes in real estate located in infill Los Angeles. They currently have approximately $19,000,000 of real estate under management. Chris Schwanitz and Brian Schwanitz, the managers and two of the members of Stradella Court, provided personal guarantees. Other than with regard to the Stradella Court Fletcher Senior Loan and certain other real estate transactions, neither our Manager nor we are affiliated with Stradella Court.

The Stradella Court Fletcher Property currently includes three homes that will be torn down to build the fifteen homes that Stradella Court intents to entitle the site for. The entitlement application was filed on December 13, 2016. The entitlement is expected to be approved in the second half of 2017.

On the original closing date of the Stradella Court Fletcher Senior Loan, Stradella Court Fletcher was capitalized with approximately $884,851 of equity capital from the borrower, which was applied to the purchase price. The Stradella Court Fletcher Senior Loan has not been fully drawn down by the Borrower, with a maximum size of our obligation under the Stradella Court Fletcher Senior Loan being $2,175,000. The amount being drawn as of the original closing date is $1,400,000, with the remaining obligation being contingent upon the Stradella Court Fletcher Property receiving entitlement approval. The Stradella Court Fletcher Senior Loan is being serviced by Servicing, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor.

The Stradella Court Fletcher Senior Loan bears an interest rate of 9.24% per annum, with an amount equal to 9.24% per annum paid current through the maturity date, April 26, 2018 (the “Stradella Court Fletcher Maturity Date”). In addition, Lending, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 1.5% of the Stradella Court Fletcher Senior Loan amount, paid directly by Stradella Court Fletcher.

Stradella Court Fletcher has the ability to extend the Stradella Court Fletcher Maturity Date for two periods of six months; provided, however, to exercise such extension, Stradella Court Fletcher is required to pay to us an extension fee consisting of 1.0% of the outstanding principal amount of the Stradella Court Fletcher Senior Loan. During the extension periods, the interest rate of the Stradella Court Fletcher Senior Loan will increase to 10.24% and 11.24% per annum, respectively. The Stradella Court Fletcher Senior Loan may be prepaid in whole or in part without penalty during the term of the Stradella Court Fletcher Senior Loan.

The principals of Stradella Court have provided personal guarantees. Based on the initial draw amount as of the closing date, the Stradella Court Fletcher Senior Loan’s loan-to-cost ratio, or the LTC ratio, was approximately 45% and was approximately 63% of the property purchase price.  The LTC ratio is the amount of the Stradella Court Fletcher Senior Loan divided by the cost incurred at settlement of the purchase and the Stradella Court Fletcher Senior Loan’s.  There can be no assurance that such estimated costs will prove to be accurate. Based on the initial draw amount as of its closing date, the Stradella Court Fletcher Senior Loan’s loan-to-value ratio, or the LTV ratio, was approximately 62%. The LTV ratio is the amount of the Stradella Court Fletcher Senior Loan divided by the March 2017 CBRE appraised value of the Stradella Court Fletcher Property. There can be no assurance that such value is correct.

The Stradella Court Fletcher Property is located in the Glassell Park submarket of Los Angeles, CA. Glassell Park is located among Downtown Los Angeles, Glendale, and Pasadena. The Stradella Court Fletcher Property is located on Fletcher Avenue, on the border of Glassell Park and Atwater Village.

As the Stradella Court Fletcher Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Square One Homes – Senior Secured Loan

On May 10, 2017, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage loan with a principal balance of $3,125,000 (the “Square One Homes Ave 56 Senior Loan”). The borrower, 1118 Ave 56, LLC, a California limited liability company (“Square One Homes Ave 56”), used the loan proceeds to purchase 28,680 square feet of land that is currently entitled at 1118-1128 N Avenue 56, Los Angeles, CA (the “Square One Homes Ave 56 Property”). Square One Homes Ave 56 currently plans to progress design and construction documents, file the construction documents with the city for building permits and either sell the land to a developer once the permits are Ready-To-Issue or build twenty units under the Los Angeles Small Lot Ordinance. The Square One Homes Ave 56 Senior Loan is secured by the Square One Homes Ave 56 Property.

Square One Homes Ave 56 is managed by the principals of Square One Homes (“Square One”), a real estate company established in 2014 that is based in Los Angeles, CA and specializes in urban infill projects in the greater Los Angeles area. They currently have approximately $25,000,000 of real estate under management. Adam O’Neill and Scott Dinovitz, who are the managers of Square One, provided traditional bad-boy carve-out guarantees. Other than with regard to the Square One Homes Ave 56 Senior Loan and certain other real estate transactions, neither our Manager nor we are affiliated with Square One.

The Square One Homes Ave 56 Property is currently improved with several homes that are scheduled to be torn down to build the twenty homes that Square One entitled the site for. The entitlement approval was given on April 4, 2017.

On the original closing date of the Square One Homes Ave 56 Senior Loan, Square One Homes Ave 56 was capitalized with approximately $454,570 of equity capital from the borrower, which was applied to closing costs.

The Square One Homes Ave 56 Senior Loan bears an interest rate of 9.00% per annum, with an amount equal to 9.00% per annum paid current through the maturity date, May 10, 2018 (the “Square One Homes Ave 56 Maturity Date”). In addition, Lending, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 1.5% of the Square One Homes Ave 56 Senior Loan amount, paid directly by Square One Homes Ave 56.

Square One Homes Ave 56 has the ability to extend the Square One Homes Ave 56 Maturity Date for six months; provided, however, to exercise such extension, Square One Homes Ave 56 is required to pay to us an extension fee consisting of 1.0% of the outstanding principal amount of the Square One Homes Ave 56 Senior Loan. During the extension period, the interest rate of the Square One Homes Ave 56 Senior Loan will increase to 10.5% per annum. The Square One Homes Ave 56 Senior Loan may be prepaid in whole or in part without penalty during the term of the Square One Homes Ave 56 Senior Loan.

The principals of Square One have provided customary bad boy carve-out guarantees.

As of its initial draw as of the closing date, the Square One Homes Ave 56 Senior Loan’s loan-to-cost ratio, or the LTC ratio, was approximately 86.9% and was approximately 100% of the property purchase price of $3,125,000.  The LTC ratio is the amount of the Square One Homes Ave 56 Senior Loan divided by the cost incurred at settlement of the purchase and the Square One Homes Ave 56 Senior Loan’s.  There can be no assurance that such estimated costs will prove to be accurate. As of its closing date, the Square One Homes Ave 56 Senior Loan’s loan-to-value ratio, or the LTV ratio, was approximately 61%. The LTV ratio is the amount of the Square One Homes Ave 56 Senior Loan divided by the May 2017 CBRE appraised value of the Square One Homes Ave 56 Property. There can be no assurance that such value is correct.

The Square One Homes Ave 56 Property is located in the Highland Park submarket of Los Angeles, CA. Highland Park is located among Eagle Rock, Glendale, and Pasadena. The Square One Homes Ave 56 Property is located on Avenue 56, one block from the main retail thoroughfare of York Avenue.

As the Square One Homes Ave 56 Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

On December 11, 2017, Square One Homes Ave 56 paid off the investment for the full amount of the Square One Ave 56 Senior Loan principal drawn to date plus interest. All interest payments were paid in full during the investment period, amounting to approximately 9% interest received per annum. Principal drawn to date amounted to $3,125,000 as of the pay-off date. Square One Ave 56 sold the property to a private home builder, who intends to proceed through construction of the homes.

New Pointe Senior Loan – Senior Secured Loan

On May 11, 2017, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage construction loan with a maximum principal balance of $3,050,000, (the “New Pointe Carlsbad Senior Loan”). The borrower, New Pointe Investment 35, LLC, a California limited liability company (“New Pointe Carlsbad”), used the loan proceeds to purchase 31,823 SF of land and intends to build five single-family homes at 6798 Paseo Del Norte, Carlsbad, CA (the “New Pointe Carlsbad Property”).

New Pointe Carlsbad is managed by the principal of New Pointe Communities (“New Pointe”), a real estate company, based in Orange County, CA. New Pointe is a vertically integrated real estate firm specializing in single-family home development. They currently have developed approximately $96,000,000 of real estate since 2008.

The New Pointe Carlsbad Property is currently unimproved. The property received its final tract map on May 2, 2015. New Pointe Carlsbad intends to break ground on the site in the summer of 2017.

On the original closing date of the New Pointe Carlsbad Senior Loan, New Pointe Carlsbad was capitalized with approximately $1,354,628 of equity capital from the borrower, which was applied to the Purchase Price. The New Pointe Carlsbad Senior Loan has not been fully drawn down by New Pointe Carlsbad, with a maximum size of our obligation under the New Pointe Carlsbad Senior Loan being $3,050,000 and the amount being drawn as of the original closing date being $229,081.

The New Pointe Carlsbad Senior Loan bears an interest rate of 10.0% per annum, with an amount equal to 10.0% per annum paid current through the maturity date, November 11, 2018 (the “New Pointe Carlsbad Maturity Date”). In addition, Lending, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 1.85% of the New Pointe Carlsbad Senior Loan amount, paid directly by New Pointe Carlsbad.

New Pointe Carlsbad has the ability to extend the New Pointe Carlsbad Maturity Date for a period of six months; provided, however, to exercise such extensions, New Pointe Carlsbad may be required to furnish an appraisal, which concludes upon a 70% Loan-To-Value (LTV) or less. Additionally, New Pointe Carlsbad will be required to pay an extension fee consisting of 1.0% of the outstanding principal amount of the New Pointe Carlsbad Senior Loan. During the extension period, the interest rate of the New Pointe Carlsbad Senior Loan will increase to 12.0% per annum. The New Pointe Carlsbad Senior Loan may be prepaid in whole or in part without penalty during the term of the New Pointe Carlsbad Senior Loan.

The principals of New Pointe Communities have provided a full recourse guaranty. As of its closing date, the New Pointe Carlsbad Senior Loan’s investment loan-to-cost ratio, or the LTC ratio, was approximately 69.2%. The LTC ratio is the amount of the New Pointe Carlsbad Senior Loan investment divided by the expected construction costs. There can be no assurance that such estimated costs will prove to be accurate. As of its closing date, the New Pointe Carlsbad Senior Loan’s loan-to-improved-value ratio, or the LTV ratio, was approximately 63%. The LTV ratio is the amount of the New Pointe Carlsbad Senior Loan divided by the March 31, 2017 CBRE as-improved appraised value of the New Pointe Carlsbad Property. There can be no assurance that such value is correct.

The New Pointe Carlsbad Property is located in the Carlsbad submarket of San Diego, CA MSA, approximately 35 miles north of San Diego. Carlsbad is an affluent seaside town; Carlsbad is among the nation’s top 20 wealthiest communities in the nation.

As the New Pointe Carlsbad Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

DB Builders Mar View 13 Senior Loan – Senior Secured Loan

On June 2, 2017, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage loan with a principal balance of $1,417,000 (the “DB Builders Mar View 13 Senior Loan”). The borrower, Mar View Partners, LLC, a California limited liability company (“DB Builders Mar View 13”), used the loan proceeds to purchase 20,148 square feet of land that is currently entitled at 1035-1118 White Knoll Drive, Los Angeles, CA (the “DB Builders Mar View 13 Property”). DB Builders Mar View 13 currently plans to progress design and construction documents, file the construction documents with the city for building permits and build thirteen units under the Los Angeles Small Lot Ordinance. The DB Builders Mar View 13 Senior Loan is secured by the DB Builders Mar View 13 Property.

DB Builders Mar View 13 is managed by the principals of DB Builders (“DB”), a real estate company established in 2001 that is based in Chatsworth, CA and specializes in urban infill projects in the greater Los Angeles and Orange County area. As of the closing date, they currently have approximately $28,977,000   of real estate under development. Daniel Bernstein, the manager of DB, provided traditional bad-boy carve-out guarantees. Other than with regard to the DB Builders Mar View 13 Senior Loan and certain other real estate transactions, neither our Manager nor we are affiliated with DB.

The DB Builders Mar View 13 Property is currently unimproved. The entitlement approval was given on January 2, 2015.

On the original closing date of the DB Builders Mar View 13 Senior Loan, DB Builders Mar View 13 was capitalized with approximately $2,017,000 of equity capital from the borrower, which was applied to the land acquisition and closing costs.

The DB Builders Mar View 13 Senior Loan bears an interest rate of 9.00% per annum, with an amount equal to 9.00% per annum paid current through the maturity date, June 2, 2018 (the “DB Builders Mar View 13 Maturity Date”). In addition, Fundrise Lending, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 2.0% of the DB Builders Mar View 13 Senior Loan amount, paid directly by DB Builders Mar View 13.

DB Builders Mar View 13 has the ability to extend the DB Builders Mar View 13 Maturity Date for six months; provided, however, to exercise such extension, DB Builders Mar View 13 is required to pay to us an extension fee consisting of 1.0% of the outstanding principal amount of the DB Builders Mar View 13 Senior Loan. During the extension period, the interest rate of the DB Builders Mar View 13 Senior Loan will increase to 10.0% per annum. The DB Builders Mar View 13 Senior Loan may be prepaid in whole or in part without penalty during the term of the DB Builders Mar View 13 Senior Loan.

The principals of DB have provided customary bad boy carve-out guarantees.

As of its initial draw    as of the closing date, the DB Builders Mar View 13 Senior Loan’s loan-to-cost ratio, or the LTC ratio, was approximately 43%. The LTC ratio is the amount of the DB Builders Mar View 13 Senior Loan divided by the purchase price. There can be no assurance that such estimated costs will prove to be accurate. As of its closing date, the DB Builders Mar View 13 Senior Loan’s loan-to-value ratio, or the LTV ratio, was approximately 35%. The LTV ratio is the amount of the DB Builders Mar View 13 Senior Loan divided by the May 2017 third-party appraised value of the DB Builders Mar View 13 Property. There can be no assurance that such value is correct.

The DB Builders Mar View 13 Property is located in the Echo Park submarket   of Los Angeles, CA. Echo Park is located between Silver Lake and Downtown. Echo Park has benefited from the gentrification of its neighborhoods, and combined with its central location on the east side of Los Angeles, it is a desirable location for new housing supply. The DB Builders Mar View 13 Property is located on White Knoll Avenue, overlooking Dodger’s Stadium.

As the DB Builders Mar View 13 Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Haven Frogtown Senior Loan – Senior Secured Loan

On July 3, 2017, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage loan with a maximum principal balance of $2,950,000 (the “Haven Frogtown Senior Loan”). The borrower, Frogtown Village, LLC, a California limited liability company (“Haven Frogtown”), used the loan proceeds to recapitalize 38,797 square feet of entitled land located at 3022-3034 North Coolidge Avenue and 2927-2935 North Denby Avenue, Los Angeles, CA (the “Haven Frogtown Property”). The borrower previously entitled the land to build 30 homes under the Los Angeles Small Lot Ordinance and now plans to complete environmental remediation, file the construction documents with the city for building permits, and, likely, sell the land to a developer once the permits are Ready-To-Issue. The Haven Frogtown Senior Loan is secured by the Haven Frogtown Property.

Haven Frogtown is managed by the principals of Haven Realty Capital, LLC (“Haven”), a real estate company, established in 2010, that is based in Los Angeles, California. Haven specializes in the acquisition, renovation, leasing, and management of rental housing units; the firm currently owns and operates 2,000 single family rental units in California, Nevada and Illinois and previously managed an additional 6,000 units in Arizona, Texas, and Georgia. Haven is led by Sudha Reddy and Eric Gutshall. Other than with regard to the Haven Frogtown Senior Loan and certain other real estate transactions, neither our Manager nor we are affiliated with Haven.

The Haven Frogtown Senior Loan was funded with proceeds from our offering, with a funding amount of $2,950,000. The Haven Frogtown Senior Loan is being serviced by Servicing, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor. The Haven Frogtown Senior Loan bears an interest rate of 9.00% per annum paid current through the maturity date, July 3, 2018 (the “Haven Frogtown Maturity Date”). In addition, Lending, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 1.5% of the Haven Frogtown Senior Loan amount, paid via loan proceeds.

Haven Frogtown has the ability to extend the maturity date for one period of six months. Haven Frogtown is required to pay to us a fee consisting of 1.0% of the outstanding principal amount of the Haven Frogtown Senior Loan to exercise such extension. During the extension period, the interest rate of the Haven Frogtown Senior Loan will increase to 10.00% per annum. The Haven Frogtown Senior Loan may be prepaid in whole or in part without penalty during the term.

The Haven Frogtown Senior Loan’s loan-to-cost ratio, or the LTC ratio, is approximately 69%. The LTC ratio is the amount of the Haven Frogtown Senior Loan divided by the total of the purchase price of the land and costs to be incurred in order to obtain the building permits. There can be no assurance that such estimated costs will prove to be accurate. As of its closing date, the Haven Frogtown Senior Loan’s loan-to-value ratio, or the LTV ratio, was approximately 44%. The LTV ratio is the amount of the Haven Frogtown Senior Loan divided by the June 2017 third-party appraised value of the Haven Frogtown Property. There can be no assurance that such value is correct.

The Haven Frogtown Property is located in the Frogtown, also known as Elysian Valley, submarket of Los Angeles, CA. This neighborhood is a narrow strip of land located between the Golden State (5) Freeway/Elysian Park Hills to the west, the Los Angeles River to the east, and is approximately 2.5 miles north of Downtown Los Angeles.

As the Haven Frogtown Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

DB Builders Sixth Avenue Senior Loan – Senior Secured Loan

On August 24, 2017, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage loan with a principal balance of $1,700,000 (the “DB Builders Sixth Avenue Senior Loan”). The borrower, Phoenix Partners on Sixth Avenue, LLC, an Arizona limited liability company (“DB Builders Sixth Avenue”), used the loan proceeds to purchase 52,441 square feet of land that is currently unentitled at 319-341 North 6th Avenue, Phoenix, AZ (the “DB Builders Sixth Avenue Property”). DB Builders Sixth Avenue intends to entitle the land and complete horizontal site work during the loan term. The DB Builders Sixth Avenue Senior Loan is secured by the DB Builders Sixth Avenue Property.

DB Builders Sixth Avenue is managed by the principals of DB Builders (“DB”), a real estate company established in 2001 that is based in Chatsworth, CA and specializes in urban infill projects in the southwest. They currently have approximately $8,000,000 of real estate under development. Daniel Bernstein, the manager of DB, provided traditional bad-boy carve-out guarantees. Other than with regard to the DB Builders Sixth Avenue Senior Loan and certain other real estate transactions, neither our Manager nor we are affiliated with DB.

The DB Builders Sixth Avenue Property is currently improved with one single-family home and one commercial vehicle washing station. The improvements will be demolished during the loan term.

On the original closing date of the DB Builders Sixth Avenue Senior Loan, DB Builders Sixth Avenue was capitalized with approximately $925,000 of equity capital from the borrower, which was applied to the land acquisition and closing costs. The DB Builders Sixth Avenue Senior Loan is being serviced by Fundrise Servicing, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor.

The DB Builders Sixth Avenue Senior Loan bears an interest rate of 10.00% per annum, with an amount equal to 10.00% per annum paid current through the maturity date, February 24, 2018 (the “DB Builders Sixth Avenue Maturity Date”). In addition, Lending, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 1.5% of the DB Builders Sixth Avenue Senior Loan amount, paid directly by DB Builders Sixth Avenue.

DB Builders Sixth Avenue has the ability to extend the DB Builders Sixth Avenue Maturity Date for seven months; provided, however, to exercise such extension, DB Builders Sixth Avenue is required to pay to us an extension fee consisting of 1.0% of the outstanding principal amount of the DB Builders Sixth Avenue Senior Loan. During the extension period, the interest rate of the DB Builders Sixth Avenue Senior Loan will increase to 11.0% per annum. The DB Builders Sixth Avenue Senior Loan may be prepaid in whole or in part without penalty during the term of the DB Builders Sixth Avenue Senior Loan.

The principals of DB have provided customary bad boy carve-out guarantees.

As of its initial draw as of the closing date, the DB Builders Sixth Avenue Senior Loan’s loan-to-purchase price ratio, or the LTPP ratio, was approximately 65%. The LTPP ratio is the amount of the DB Builders Sixth Avenue Senior Loan divided by the purchase price. As of its closing date, the DB Builders Sixth Avenue Senior Loan’s loan-to-value ratio, or the LTV ratio, was approximately 51%. The LTV ratio is the amount of the DB Builders Sixth Avenue Senior Loan divided by the August 2017 third-party appraised value of the DB Builders Sixth Avenue Property. There can be no assurance that such value is correct.

The DB Builders Sixth Avenue Property is located in Downtown Phoenix, AZ. The DB Builders Sixth Avenue Property is located at the corner of Sixth Avenue and Van Buren. According to Moody’s Analytics, the Phoenix metro is expected to add about 123,000 jobs in 2017 and 2018. The high-tech sector in Phoenix accounts for about 5.5% of employment, well above the national average of 4.8%.

As the DB Builders Sixth Avenue Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

DB Mar View Senior Loan – Senior Secured Loan

On October 25, 2017, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage construction loan with a maximum principal balance of $10,545,200, (the “DB Mar View Senior Loan”). The borrower, Mar View Partners, LLC, a California limited liability company (“DB Mar View”), used the loan proceeds to recapitalize, by paying off that certain land loan acquired by the Company on June 2, 2017, 20,148 square feet of land that is currently entitled and permitted and intends to build and sell thirteen homes under the Los Angeles Small Lot Ordinance at 1035-1118 White Knoll Drive, Los Angeles, CA (the “DB Mar View Property”). As a result of the recapitalization, the prior land loan was repaid in full and is no longer outstanding.

DB Mar View is managed by the principals of Daniel Bernstein Associates (“DB”), a vertically integrated real estate company based in Chatsworth, CA that specializes in urban infill projects in the southwest. They currently have approximately $8,000,000 of real estate under development. Daniel Bernstein & Associates (DBA) has been building single and multi-family residential projects in Southern California since 1986.

The DB Mar View Property is currently unimproved. The property received its Vesting Tentative Tract Map No. VTT- 72410-SL approval for thirteen homes on January 2, 2015. DB Mar View intends to break ground on the site by the first quarter of 2018.

On the original closing date of the DB Mar View Senior Loan, DB Mar View was capitalized with approximately $2,314,800 of equity capital from the borrower.

The DB Mar View Senior Loan bears an interest rate of 9.49% per annum, with an amount equal to 9.49% per annum paid current on a monthly basis through the maturity date, October 25, 2019 (the “DB Mar View Maturity Date”). In addition, Lending, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 2.0% of the DB Mar View Senior Loan amount, paid directly by DB Mar View.

DB Mar View has the ability to extend the DB Mar View Maturity Date for a period of six months, subject to a pay down threshold. Additionally, DB Mar View will be required to pay an extension fee consisting of 1.0% of the outstanding principal amount of the DB Mar View Senior Loan. During the extension period, the interest rate of the DB Mar View Senior Loan will increase to 10.49%. The DB Mar View Senior Loan may be prepaid in whole or in part without penalty during the term of the DB Mar View Senior Loan.

The Guarantor has provided a customary bad boy carve-out guarantee as well as a full recourse completion guarantee.

As of its closing date, the DB Mar View Senior Loan’s loan-to-cost ratio, or the LTC ratio, was approximately 82.0%. The LTC ratio is the amount of the DB Mar View Senior Loan divided by the cost incurred from the land purchase and expected construction costs. There can be no assurance that such estimated costs will prove to be accurate. As of its closing date, the DB Mar View Senior Loan’s as-completed loan-to-value ratio, or the LTV ratio, was approximately 63.1%. The LTV ratio is the amount of the DB Mar View Senior Loan divided by the September 2017 third-party appraised value of the DB Mar View Property. There can be no assurance that such value is correct.

The DB Builders Mar View 13 Property is located in the Angelino Heights submarket of Los Angeles, CA. Angelino Heights is located between Silver Lake and Downtown. The Property’s neighborhood is prime for redevelopment, given the accessible location between Downtown Los Angeles and the trendy Echo Park and Silver Lake neighborhoods, both of which have experienced significant redevelopment over the last several years. The DB Builders Mar View 13 Property is located on White Knoll Avenue, overlooking Dodger’s Stadium.

As the DB Mar View Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Peterberg Colfax Villas - Senior Secured Loan

On December 4, 2017, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage loan with a principal balance of $2,650,000 (the “Peterberg Colfax Villas Senior Loan”). The borrower, PB 6, LLC, a California limited liability company (“Peterberg Colfax Villas”), used the loan proceeds to refinance 16,692 square feet of land that is currently entitled at 5137-5149 Colfax Avenue, Los Angeles, CA (the “Peterberg Colfax Villas Property”). Peterberg Colfax Villas currently plans to progress design and construction documents, file the construction documents with the city for building permits and build twelve units under the Los Angeles Small Lot Ordinance. The Peterberg Colfax Villas Senior Loan is secured by the Peterberg Colfax Villas Property.

Peterberg Colfax Villas is managed by the principal of Peterberg Construction (“Peterberg”). Peterberg Companies was founded in 2008 and encompasses several companies, including Peterberg Construction. Since inception, Peterberg Construction has completed 50 single-family home renovations, making it the 125th largest home remodeler, has renovated and managed several multi-family apartments, and has constructed several single- and multi-family units, all in Los Angeles County. Brian Peters, the co-manager of Peterberg, provided traditional bad-boy carve-out guarantees. Other than with regard to the Peterberg Colfax Villas Senior Loan and certain other real estate transactions, neither our Manager nor we are affiliated with Pacer.

The Peterberg Colfax Villas Property is currently improved with two structures. Construction is expected to begin in the first half of 2018.

On the original closing date of the Peterberg Colfax Villas Senior Loan, Peterberg Colfax Villas was capitalized with approximately $710,179 of equity capital from the borrower, which was used for soft-cost spent outside of closing.

The Peterberg Colfax Villas Senior Loan bears an interest rate of 11.0% per annum, with an amount equal to 11.0% per annum paid current through the maturity date, November 27, 2018 (the “Peterberg Colfax Villas Maturity Date”). In addition, Lending, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 2.0% of the Peterberg Colfax Villas Senior Loan amount, paid directly by Peterberg Colfax Villas.

Peterberg Colfax Villas has the ability to extend the Peterberg Colfax Villas Maturity Date for six months; provided, however, to exercise such extension, Peterberg Colfax Villas is required to pay to us an extension fee consisting of 1.0% of the outstanding principal amount of the Peterberg Colfax Villas Senior Loan. During the extension period, the interest rate of the Peterberg Colfax Villas Senior Loan will increase to 12.0% per annum. The Peterberg Colfax Villas Senior Loan may be prepaid in whole or in part without penalty during the term of the Peterberg Colfax Villas Senior Loan.

As of the closing date, the Peterberg Colfax Villas Senior Loan’s loan-to-cost ratio, or the LTC ratio, was approximately 79%. The LTC ratio is the amount of the Peterberg Colfax Villas Senior Loan divided by the purchase price and spent soft-costs. There can be no assurance that such estimated costs will prove to be accurate. As of its closing date, the Peterberg Colfax Villas Senior Loan’s loan-to-value ratio, or the LTV ratio, was approximately 74%. The LTV ratio is the amount of the Peterberg Colfax Villas Senior Loan divided by the November 2017 third-party appraised value of the Peterberg Colfax Villas Property. There can be no assurance that such value is correct.

The Peterberg Colfax Villas Property is located in the North Hollywood submarket of Los Angeles, CA. North Hollywood is a community within the city of Los Angeles that is generally situated in the southeast portion of the San Fernando Valley. The area has a high historic concentration of movie and TV production. Warner Brothers, CBS, Universal Studios, NBC, and Disney are located in Burbank just east of North Hollywood or in Universal City and Studio City just to the south.

As the Peterberg Colfax Villas Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Envision Delridge Five - Senior Secured Loan

On December 6, 2017 we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage construction loan with a maximum principal balance of $2,500,000, (the “Envision Delridge Five Senior Loan”). The borrower, Delridge Five, LLC, a Washington limited liability company (“Envision Delridge Five”), used the loan proceeds to purchase 8,400 square feet of land that is currently entitled and permitted and intends to build and sell five infill townhomes at 5206 Delridge Way SW, Seattle, WA (the “Envision Delridge Five Property”).

Envision Delridge Five is managed by the principals of Envision Northwest (“Envision”), a real estate company. Envision is a vertically integrated real estate firm specializing in property development in the greater Puget Sound area of Seattle, WA. Envision has completed more than $50M in single family and in-fill townhome development in Seattle.

The Envision Delridge Five Property is currently improved with an older, vacant single-family residence. The existing improvements will be demolished to build the five homes. Envision intends to break ground on the site in December 2017.

On the original closing date of the Envision Delridge Five Senior Loan, Envision Delridge Five was capitalized with approximately $366,307 of equity capital from the borrower. The Envision Delridge Five Senior Loan has not been fully drawn down by the Borrower, with a maximum size of our obligation under the Envision Delridge Five Senior Loan being $2,500,000.

The Envision Delridge Five Senior Loan bears an interest rate of 12.0% per annum, with an amount equal to 12.0% per annum paid current through the maturity date, July 14, 2018 (the “Envision Delridge Five Maturity Date”). In addition, Fundrise Lending, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 2.0% of the Envision Delridge Five Senior Loan amount, paid directly by Envision Delridge Five.

Envision Delridge Five has the ability to extend the Envision Delridge Five Maturity Date for one period of six months, subject to certain pay down thresholds. Additionally, Envision Delridge Five will be required to pay an extension fee consisting of 1.0% of the outstanding principal amount of the Envision Delridge Five Senior Loan. During the extension period, the interest rate of the Envision Delridge Five Senior Loan will increase to 13.0% per annum. The Envision Delridge Five Senior Loan may be prepaid in whole or in part without penalty during the term of the Envision Delridge Five Senior Loan.

The Guarantors have provided customary bad boy carve-out guarantees as well as full recourse completion guarantees.

The Envision Delridge Five Senior Loan’s loan-to-cost ratio, or the LTC ratio, is approximately 87%. The LTC ratio is the maximum loan amount of the Envision Delridge Five Senior Loan divided by the project budget of $2,866,307. There can be no assurance that such estimated costs will prove to be accurate. As of its closing date, the Envision Delridge Five Senior Loan’s as-completed loan-to-value ratio, or the LTV ratio, was approximately 73%. The LTV ratio is the amount of the Envision Delridge Five Senior Loan divided by the third-party appraised retail value of the completed Envision Delridge Five Property. There can be no assurance that such value is correct.

The Envision Delridge Five Property is located in the Delridge submarket of Seattle, WA approximately three to four miles southwest of downtown Seattle. The submarket is characterized as a bedroom community to downtown and is recognized for its saltwater beach parks along Elliott Bay and Puget Sound, including Alki Beach Park and Lincoln Park. The area also offers views of the Olympic Mountains to the west and the Cascade Range to the east.

As the Envision Delridge Five Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Investment Overviews – Controlled Subsidiaries

1315 East Jefferson LLC – Controlled Subsidiary

On January 4, 2017, we directly acquired ownership of a “majority-owned subsidiary”, 1315 East Jefferson LLC (“RSE Revolve Controlled Subsidiary”), in which we have the right to receive a preferred economic return for a purchase price of $1,300,000, which is the initial stated value of our equity interest in the RSE Revolve Controlled Subsidiary (the “RSE Revolve Controlled Subsidiary Investment”). The RSE Revolve Controlled Subsidiary used the proceeds to refinance a single stabilized mixed-use multifamily property totaling 32 units above 3,589 SF of commercial space located at 1315 E Jefferson St in Seattle, Washington (the “RSE Resolve Property”). The RSE Revolve Controlled Subsidiary is anticipating redeeming the RSE Revolve Controlled Subsidiary Investment via sale by November 30, 2019. The RSE Controlled Subsidiary Investment was funded with proceeds from our offering.

The RSE Revolve Controlled Subsidiary is managed by the principals of Revolve Development (“Revolve”), a real estate owner-operator partnership, focused on the refinance, development, and operation of multi-family properties in urban neighborhoods (primarily in Seattle). Other than with regard to the RSE Revolve Controlled Subsidiary, and certain other real estate transactions, neither our Manager nor we are affiliated with Revolve.

Pursuant to the agreements governing the RSE Revolve Controlled Subsidiary Investment (the “RSE Revolve Operative Agreements”), our consent is required for all major decisions regarding the RSE Revolve Property. In addition, pursuant to the RSE Revolve Operative Agreements we are entitled to receive a minimum 10.0% per annum economic return on our RSE Revolve Controlled Subsidiary Investment. In addition, Fundrise Lending, LLC (“Lending”), an affiliate of our sponsor, earned an origination fee of approximately 2.0% of the RSE Revolve Controlled Subsidiary Investment, as well as an approximately $18,000 in due diligence fees and third party reimbursements, paid directly by the RSE Revolve Controlled Subsidiary.

The RSE Revolve Controlled Subsidiary is required to redeem our RSE Revolve Controlled Subsidiary Investment by November 30, 2019 (the “RSE Revolve Redemption Date”). The RSE Revolve Controlled Subsidiary does not have the ability to extend the RSE Revolve Redemption Date. In the event that the RSE Revolve Controlled Subsidiary Investment is not redeemed by the RSE Revolve Redemption Date, pursuant to the RSE Revolve Operative Agreements, we have the right, in our discretion, to force the sale of the RSE Revolve Property outright. The RSE Revolve Controlled Subsidiary may redeem our RSE Revolve Controlled Subsidiary Investment in whole or in part without penalty during the term of the RSE Revolve Controlled Subsidiary Investment.

On October 26, 2016, the RSE Revolve Controlled Subsidiary refinanced the RSE Revolve Property with an $8,300,000 senior secured loan from Alaska USA Federal Credit Union (the “RSE Revolve Senior Loan”). The loan features a 30-year term, with a maturity date of October 1, 2031and 3-years interest-only at a 3.50% fixed rate, which begins floating at 2.875% above the 3-year swap rates published by the Federal Reserve after December 1, 2019. The RSE Resolve Property was appraised as of September 9, 2016 by CBRE reflecting a valuation of $12,400,000. Aggregate with the RSE Resolve Senior Loan, the RSE Revolve Controlled Subsidiary Investment features an LTV of 77.4%, based on the $12,400,000 appraised value, with approximately $2.8 million of equity junior to the RSE Revolve Controlled Subsidiary Investment at closing. The combined LTV ratio is the amount of the RSE Revolve Senior Loan plus the amount of the RSE Revolve Controlled Subsidiary Investment, divided by the valuation of the RSE Revolve Property. LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated value based on the valuation of the property. We generally use LTV for properties that are generating cash flow.

The property is a four-story, 32-unit mixed-use mid-rise apartment complex with ground floor commercial space built in 2016 and situated on a 7,488 square foot property. The units are divided between studio, one-bedroom, and open one-bedroom units with an overall average unit size of 528 square feet. The rent roll dated 10/4/2016 reflects occupancy of 93.75%. The 3,589 square feet of commercial space is demised into two suites, one of which is currently leased by a restaurant.

1315 E Jefferson’s location on First Hill is within short walking distance to three major Seattle institutions: Swedish Medical Center- First Hill, Swedish Medical Center- Cherry Hill, and Seattle University. The neighborhood is located about five blocks east of the downtown central business district, providing convenient access to the Seattle CBD and convenient access to the Puget Sound Central Waterfront. The Seattle market represents a strong opportunity for multifamily demand arising from being a global center for software development, well-educated labor force, low unemployment, and high per capita income. Seattle is adding jobs at one of the fastest paces for western metro areas, with mid- and high-wage industries accounting for two-thirds of the jobs created on net in the past six months. Intense competition for technology workers is boosting the average hourly pay rate, which stands nearly $10 higher than the U.S. average and is quickly rising.

Acquisition of Controlled Subsidiary Investment – Old Agoura Apartments, LLC

On October 10, 2017, we directly acquired ownership of a “majority-owned subsidiary”, Old Agoura Apartments, LLC (“Raven Ridge Agoura Controlled Subsidiary”) from National Commercial Real Estate Trust, LLC, a Delaware trust (“National Commercial Real Estate Trust”) and wholly-owned subsidiary of our sponsor, for the purchase price of $2,434,548.61, which includes the original principal amount of $1,850,000 and accrued return of $584,548.61, in the Raven Ridge Agoura Controlled Subsidiary (the “Raven Ridge Agoura Investment”).  The Raven Ridge Agoura Investment was funded with proceeds from our Offering.

Raven Ridge Agoura Controlled Subsidiary is managed by the principals of Raven Ridge Development, LLC, a California limited liability company (“Raven Ridge”) and California based real estate firm. The company has been a developer and investor in multifamily, mixed-use, retail, office, and industrial projects in highly desirable locations in Southern California and Washington. The sponsorship has experience developing over three million square feet of all types of real estate. Other than with regard to the purchase of the Raven Ridge Agoura Subsidiary Investment, neither our Manager nor we are affiliated with Raven Ridge.

The initial proceeds from the Raven Ridge Agoura Investment were used by Raven Ridge for the construction of an 18-unit rental townhome project located at 5250 Chesebro Road, Agoura Hills, California (the “Raven Ridge Agoura Property”). As of October 2016, Raven Ridge had commenced leasing efforts as the construction of the property was materially complete and was awaiting certificates of occupancy. The city of Agoura Hills is in Los Angeles County. Agoura Hills is primarily a bedroom community with residents commuting to employment centers in neighboring areas such as Calabasas and Thousand Oaks and throughout the Los Angeles metropolitan area.

Pursuant to the agreements governing the Raven Ridge Agoura Controlled Subsidiary (the “Raven Ridge Agoura Operative Agreements”), our consent is required for major decisions regarding the Raven Ridge Agoura Property. The Raven Ridge Agoura Investment currently accrues at a rate of 21.5% per annum economic return. While the Manager may choose to negotiate a lower rate in exchange for a longer term, there can be no guarantee that such negotiations will be successful, and we continue to reserve our rights under the agreements. Based on a third-party as-is appraisal valuation of the Raven Ridge Agoura Property conducted October 6, 2017, the Raven Ridge Agoura Investment features an ‘As-Is’ 80% LTV (aggregate with maximum allowable senior debt) as of a October 1, 2017 date of value and an ‘As Completed’ 73% LTV as of a November 1, 2017 date of value. Raven Ridge has contributed $2,163,000 of equity to the Raven Ridge Agoura property development.

Raven Ridge closed on the acquisition of the Raven Ridge Agoura Property in June, 2014, at a purchase price of $2,100,000. On September 25, 2015, Old Agoura Apartments, LLC closed on a $5,890,000 senior construction loan from Evertrust Bank (“Raven Ridge Agoura Senior Loan”). The interest rate is equal to the greater of (i) 5.50% or (ii) 1.0% over “The Wall Street Journal Prime Rate.” As of October 2017, the Raven Ridge Agoura Controlled Subsidiary was negotiating with Evertrust Bank either a short term extension or a refinance of the Raven Ridge Agoura Senior Loan with a long-term loan.

The principals of Raven Ridge have provided the holder of the Raven Ridge Agoura Investment with standard carve-out and springing guaranties.

As the Raven Ridge Agoura Investment initially was purchased from National Commercial Real Estate Trust, an affiliate of our Manager, the Manager commissioned an independent appraisal and the Independent Representative reviewed and approved of the transaction prior to its consummation.

The Raven Ridge Agoura Property is located in the city of Agoura Hills in Los Angeles County. The neighborhood is situated in the historic quarter known as “Old Agoura.” The area is characterized by a mix of spacious estates and western style houses and is a center for equestrian activities and facilities with a network of horse trails connecting much of the area to the centrally located Old Agoura Park. The Raven Ridge Agoura Property is located within a mile of Trader Joe’s and less than four miles from Alberton’s, a major supermarket chain. There are several larger shopping centers located in Westlake Village a few miles west and in Calabasas about six miles east. Both are easily accessible by freeway. In addition to plentiful dining and shopping, the subject is within 45 minutes of Malibu and Zuma beaches and the Santa Monica Mountains Recreational Area along with numerous other regional parks. Also, Oxnard and Ventura harbors provide a marina and sport fishing opportunities.

There has been relatively little recent apartment development in the Agoura Hills/Calabasas/Thousand Oaks/Conejo Valley area because of initiatives passed in the 1990s as well as the impact of the most recent economic downturn. Thus, apartment occupancies are quite high, with prevailing vacancies in the 3%-5% range. In addition, the overall Los Angeles rental market continues to perform well. More than 50% of residents rent their homes, the highest ratio of renters to owners of any major metropolitan area in the country. Market-wide, vacancy is currently 3.8% and year-over-year rent growth is 3.3%.

Market Outlook — Real Estate Finance Markets

We are encouraged by continued improvement in commercial real estate capital and credit markets, as well as the positive macroeconomic growth supporting the commercial real estate industry. As we look ahead to the next three years, we believe improving fundamentals, transactions, and commercial real estate lending activities will continue to strengthen in core United States metro markets. We also expect the trend of high foreign direct investment in United States markets and real estate assets to continue. Further, assistance provided by governmental support programs and commitments over the immediate future are expected to further support U.S. capital markets over the immediate future.

If markets continue to strengthen, the competition for risk-adjusted yield will become increasingly fierce. We believe the Fundrise Platform provides us with a competitive edge in searching for value and attractive opportunities across wider markets and property types during a period of increased competition. Additionally, innovative funding options and quicker closing timelines from our sponsor allow for greater financing availability in a period of rising competition amongst capital providers.

However, risks related to interest rate hikes and regulatory uncertainty could adversely affect growth and the values of our investments. In the event market fundamentals deteriorate, our real estate portfolio or the collateral security in any loan investment we make may be impaired as a result of lower occupancy, lower rental rates, and/or declining values. Further, these circumstances may materially impact the cost and availability of credit to borrowers, hampering the ability of our Manager to acquire new loans or investments with attractive risk-reward dynamics.

The current interest rate environment provides an unusual opportunity to borrow at historically low interest rates. As a protective measure against interest rate fluctuations and regulatory uncertainty, the Company intends to focus on purchasing multifamily properties with stable income, which typically would allow the Manager to secure long-term, fixed rate debt on the property at historically attractive terms, thereby mitigating interest rate risk. In terms of commercial real estate loans, we’re targeting an average investment duration of 2 to 4 years for greater flexibility and adaptability during times of interest rate volatility or regulatory uncertainty. Our ability to quickly adapt is further aided by the more direct and “just-in-time” nature of our capital sourcing cycle.

Over the short term, management remains cautiously optimistic about the opportunity to acquire loans and investments offering attractive risk-adjusted returns in our targeted investment markets. However, we recognize disruptions in financial markets can occur at any time. By targeting modest leverage and short target investment durations, we believe we will remain well positioned, as compared to our competitors, in the event current market dynamics deteriorate.

Investment Company Act Considerations

We intend to conduct our operations so that neither we, nor any of our subsidiaries, is required to register as investment companies under the Investment Company Act.

Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, which we refer to as the 40% test. Excluded from the term “investment securities,” among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

We anticipate that we will hold real estate and real estate-related assets described below (i) directly, (ii) through wholly-owned subsidiaries, (iii) through majority-owned joint venture subsidiaries, and, (iv) to a lesser extent, through minority-owned joint venture subsidiaries.

We have used and expect to continue to use, substantially all of the net proceeds from this offering (after paying or reimbursing organization and offering expenses) to invest in and manage a diverse portfolio of assets primarily consisting of multifamily rental properties and development projects through the acquisition of equity interests in such properties or debt, as well as commercial real estate debt securities and other real estate-related assets, where the underlying assets primarily consist of such properties.

We monitor our compliance with the 40% test and the holdings of our subsidiaries to ensure that each of our subsidiaries is in compliance with an applicable exemption or exclusion from registration as an investment company under the Investment Company Act. The securities issued by any wholly-owned or majority-owned subsidiary that we may form and that are excluded from the definition of “investment company” based on Section 3(c)(1) or 3(c)(7) of the Investment Company Act, together with any other investment securities we may own, may not have a value in excess of 40% of the value of our total assets on an unconsolidated basis.

In addition, we believe that neither we nor certain of our subsidiaries will be considered investment companies under Section 3(a)(1)(A) of the Investment Company Act because we and they will not engage primarily or hold themselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, we and such subsidiaries will be primarily engaged in non-investment company businesses related to real estate. Consequently, we and our subsidiaries expect to be able to conduct our operations such that none will be required to register as an investment company under the Investment Company Act.

The determination of whether an entity is a majority-owned subsidiary of the Company is made by us. The Investment Company Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. The Investment Company Act further defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. We treat companies in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries. We also treat subsidiaries of which we or our wholly-owned or majority-owned subsidiary is the manager (in a manager-managed entity) or managing member (in a member-managed entity) or in which our agreement or the agreement of our wholly-owned or majority-owned subsidiary is required for all major decisions affecting the subsidiaries (referred to herein as “Controlled Subsidiaries”), as majority-owned subsidiaries even though none of the interests issued by such Controlled Subsidiaries meets the definition of voting securities under the Investment Company Act. We reached our conclusion on the basis that the interests issued by the Controlled Subsidiaries are the functional equivalent of voting securities. The determination of whether an entity is a majority-owned subsidiary of the Company is made by us. We have not asked the SEC staff for concurrence of our analysis, our treatment of such interests as voting securities, or whether the Controlled Subsidiaries, or any other of our subsidiaries, may be treated in the manner in which we intend, and it is possible that the SEC staff could disagree with any of our determinations. If the SEC staff were to disagree with our treatment of one or more companies as majority-owned subsidiaries, we would need to adjust our strategy and our assets. Any such adjustment in our strategy could have a material adverse effect on us.

Certain of our subsidiaries may also rely upon the exclusion from the definition of investment company under Section 3(c)(5)(C) of the Investment Company Act. Section 3(c)(5)(C), as interpreted by the staff of the SEC, requires an entity to invest at least 55% of its assets in “mortgages and other liens on and interests in real estate”, which we refer to as “qualifying real estate interests”, and at least 80% of its assets in qualifying real estate interests plus “real estate-related assets”.

We treat as “qualifying real estate interests” fee interests in real estate, mortgage loans fully secured by real estate, certain mezzanine loans and certain B-Notes. Commercial real estate-related debt securities (including CMBS, CDOs and REIT senior unsecured debt) are treated as “real estate-related assets”.

On August 31, 2011, the SEC published a concept release entitled “Companies Engaged in the Business of Acquiring Mortgages and Mortgage Related Instruments” (Investment Company Act Rel. No. 29778). This release notes that the SEC is reviewing the Section 3(c)(5)(C) exclusion relied upon by companies similar to us that invest in mortgage loans. There can be no assurance that the laws and regulations governing the Investment Company Act status of companies similar to ours, or the guidance from the SEC or its staff regarding the treatment of assets as qualifying real estate assets or real estate-related assets, will not change in a manner that adversely affects our operations as a result of this review. To the extent that the SEC or its staff provides more specific guidance regarding any of the matters bearing upon our exclusion from the need to register under the Investment Company Act, we may be required to adjust our strategy accordingly. Any additional guidance from the SEC staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the strategies that we have chosen.

The loss of our exclusion from regulation pursuant to the Investment Company Act could require us to restructure our operations, sell certain of our assets or abstain from the purchase of certain assets, which could have an adverse effect on our financial condition and results of operations.

Critical Accounting Policies

Our accounting policies have been established to conform with GAAP. The preparation of financial statements in conformity with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements.

We believe the following critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements. We consider our critical accounting policies to be the following:

Commercial Real Estate Debt Investments

Our commercial real estate debt investments are generally classified as held to maturity as we have both the intent and ability to hold these investments to maturity and, accordingly, are carried at cost, net of unamortized loan fees, premium, discount and unfunded commitments. We review our real estate debt investments on a quarterly basis, or more frequently when such an evaluation is warranted, to determine if an impairment exists. A real estate debt investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. Commercial real estate debt investments that are deemed to be impaired are carried at amortized cost less a loan loss reserve, if deemed appropriate, which approximates fair value.

We have certain investments that are legally structured as joint-venture equity investments with rights to receive preferred economic returns, which we refer to as preferred equity. We report these investments as real estate debt securities when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

We have invested in four real estate debt investments as of December 31, 2016. The following table describes our real estate debt investment activity as of December 31, 2016 (amounts in thousands):

Investments in Real Estate Debt:	For the Year Ended December 31, 2016	For the Period November 19, 2015 (Inception) through December 31, 2015
Beginning balance	$—	$—
Investments	5,889	—
Principal repayments	—	—
Amortization of deferred fees, costs, and discounts/premiums	—	—
Ending balance	$5,889	$—

Principles of Consolidation

Certain of our investments are considered “majority-owned subsidiaries” within the meaning of the Investment Company Act of 1940. Our ownership interest in an investee referred to as such does not necessarily exceed 50% of the capital of the investee, and the definition under the Investment Company Act differs from the considerations provided by GAAP for whether an investee should be consolidated. We analyze our investments to determine whether they should be consolidated using the voting interest and variable interest models provided by generally accepted accounting principles.

Certain of our investments are considered to be “majority-owned subsidiaries” within the meaning of the Investment Company Act of 1940. This definition differs from the GAAP definition of the primary beneficiary of a variable interest entity.

Fair Value Disclosures

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values may not be readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Prices or valuation techniques based on inputs that are both unobservable and significant to the overall fair value measurement.

As of December 31, 2016, the Company’s financial instruments consist of cash, four debt investments, note payable to a related party, and accounts payable. The carrying values of cash and cash equivalents, receivables, note payable to a related party, and accounts payable are reasonable estimates of their fair value. The aggregate fair value of our investments is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. The methods utilized generally included a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates.

As a result of this assessment, as of December 31, 2016 and December 31, 2015, management estimated the fair value of our investments to be the carrying value of each investment.

Fair Value Option

ASC 825 “Fair Value Option for Financial Assets and Financial Liabilities” (“ASC 825”) provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value for assets and liabilities for which the election is made will be recognized in earnings as they occur. ASC 825 permits the fair value option election on an instrument by instrument basis at initial recognition. We will determine the fair value of financial assets and financial liabilities for which the ASC 825 election is made pursuant to the guidance in ASC 820.

Revenue Recognition

We will recognize interest income from our real estate debt investments on an accrual basis over the life of the investment using the effective interest method. We will recognize fees, discounts, premiums, anticipated exit fees and direct cost over the term of the loan as an adjustment to the yield. We will recognize fees on commitments that expire unused at expiration.

We will recognize interest income from available for sale securities on an accrual basis over the life of the investment on a yield-to-maturity basis.

Credit Losses, Impairment and Allowance for Doubtful Accounts

We will assess whether unrealized losses on the change in fair value on our securities reflect a decline in value which is other than temporary in accordance with ASC 320. If it is determined the decline in value is other than temporary, the impaired securities will be written down to their fair values. Significant judgment of management is required in this analysis, which includes, but is not limited to, making assumptions regarding the collectability of the principal and interest, net of related expenses, on the underlying loans.

We will establish allowances for real estate debt investment losses based upon a periodic review of the loan investments. Income recognition will generally be suspended for the investments at the earlier of the date at which payments become 90 days past due or when, in the opinion of management, a full recovery of income and principal becomes doubtful. Income recognition will be resumed when the suspended investment becomes contractually current and performance is demonstrated to be resumed. In performing this review, management will consider the estimated net recoverable value of the investment as well as other factors, including the fair market value of any collateral, the amount and the status of any senior debt, the prospects for the borrower and the economic situation of the region where the borrower does business. Because this determination will be based upon projections of future economic events, which are inherently subjective, the amounts ultimately realized from the investments may differ materially from the carrying value at the balance sheet date.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (“ASU”) that may have an impact on our financial statements. We are currently evaluating the impact of the various ASUs on our financial statements and determining our plan for adoption.

PRIOR PERFORMANCE SUMMARY

The information presented in this section represents the historical operating results for our sponsor and the experience of public real estate programs sponsored by our sponsor, which we refer to as the “prior public real estate programs.” Investors in our common shares should not assume that they will experience returns, if any, comparable to those experienced by investors in our sponsor’s affiliated prior public real estate programs. Investors who purchase our common shares do not thereby acquire any ownership interest in any of the entities to which the following information relates.

The returns to our shareholders depend in part on the mix of assets in which we invest, the stage of investment and our place in the capital structure for our investments. As our portfolio may not mirror the portfolios of our sponsor’s affiliated prior public real estate programs in any of these respects, the returns to our shareholders may vary from those generated by our sponsor’s affiliated prior public real estate programs. In addition, our sponsor is a self-managed, privately-held company with an indefinite duration. As a result, you should not assume the past performance of our sponsor or the prior public real estate programs described below will be indicative of our future performance.

Overview of Our Sponsor

Our sponsor is a privately-held company that operates as a real estate investment and lending platform. Our sponsor was formed in March 2012 to (i) establish the on-line real estate funding vehicle that is today the Fundrise Platform and (ii) engage in the business of investing in and managing commercial real estate debt and commercial real estate equity securities. In April 2014, our sponsor closed its Series A funding round, pursuant to which it raised net proceeds of approximately $24.5 million. On January 31, 2017, our sponsor began an initial offering of shares of its class B common stock to the public via Regulation A. As of April 20, 2017, our sponsor had raised approximately $14.4 million through such Regulation A offering.

Our sponsor has historically offered its Program investors attractive risk-adjusted returns, with, (a) as of May 1, 2017, of the 43 series of Project Dependent Notes, 24 note series have been fully realized, totaling approximately $25.9 million with an approximate weighted-average interest rate of 12.64%, and 19 unrealized note series totaling approximately $31.6 million with an approximate weighted-average interest rate of 13.31%, with no principal lost on any note series in the Project Dependent Note Program, and (b) the average declared annualized quarterly dividends of approximately 8.65% across the five (5) eREITsTM, including an annualized daily dividend of 8.00% declared for the investors in the West Coast eREITTM, for the quarter ended June 30, 2017.  However, no assurance can be given that either the Project Dependent Note program or the eREITsTM, or any other Program sponsored by our sponsor, will achieve such results in the future, as past performance is not indicative of future results.

For purposes of this prior performance summary, our sponsor views its prior public programs to consist of five (5) eREITsTM that had begun raising and deploying capital as of December 31, 2016 (collectively, the “eDirectTM Programs”): (i) the Income eREITTM; (ii) the Growth eREITTM; (iii) the West Coast eREITTM; (iv) the East Coast eREITTM; and (v) the Heartland eREITTM.

 With respect to its eDirectTM Programs, our sponsor’s primary investment objectives are similar to ours. Our sponsor seeks to produce attractive risk-adjusted returns by targeting debt and equity investments with significant potential value creation but below the radar of institutional-sized investors. In contrast, returns typically associated with core real estate properties in major gateway markets, and stabilized trophy assets have generally become over-priced in the a pursuit of safety over value. We believe that our investment strategy, combined with the experience and expertise of our Manager’s management team, provide opportunities to originate investments with attractive long-term equity returns and strong structural features with local, joint venture real estate companies, thereby taking advantage of changing market conditions in order to seek the best risk-return dynamic for our shareholders.

 The profitability and performance of our sponsor’s business is a function of several metrics: (i) growth of assets under management; (ii) growth in the number of eDirectTM Programs listed on the Fundrise Platform; and (iii) overall returns realized on invested capital. The credit quality of our sponsor’s investments, the diversification of its portfolio and the underwriting and portfolio management capabilities of our sponsor’s management team, who also serve as our Manager’s management team, are additional key factors in the performance of our sponsor’s business. As of December 31, 2016, our sponsor had approximately $117.9 million in assets under management as a result of the eDirectTM Programs.

Our Sponsor’s Prior Public Investment Programs

Overview

The eDirectTM Programs were launched in December 2015 with the qualification of the Regulation A offering of the Income eREITTM. Our sponsor and its affiliates are responsible for origination, due diligence, structuring, closing, acquiring, and asset management of all investments and loans made under the eDirectTM Programs. As of December 31, 2016, our sponsor had facilitated or originated approximately 33 real estate assets in its eDirectTM Programs with aggregate asset values of approximately $637 million, consisting of approximately $72 million of commercial real estate loan assets, $565 million of investments in commercial real estate assets (primarily through common equity investments and majority-owned subsidiaries with rights to receive preferred economic returns. The portfolios included in the eDirectTM Programs are diversified by investment size, security type, property type and geographic region. As a result of the depth and thoroughness of its underwriting process, the extensive investing experience of its management team and its strong performance record in managing a diverse portfolio of assets, we believe our sponsor has earned a reputation as a leading real estate manager, which has allowed it to access funding from a broad base of investors.

Through December 31, 2016, the eDirectTM Programs consisted of five eREITsTM, which had collectively raised approximately $117.9 million from over 10,000 investors.

Factors Differentiating Us from Prior Investment Programs

While our investment objectives are similar to those of the eDirectTM Programs, the risk profile and investment strategy of each of the prior eDirectTM Programs differs from ours. We expect to acquire a similar asset portfolio to what has been originated in the eDirectTM Programs; however we intend to take advantage of profit and loss sharing from the sale of housing, which is a prohibited activity for real estate investment trusts.

Additional Information

Please see the tables under “Prior Performance Tables” in Appendix A to this offering circular for more information regarding our sponsor’s prior performance.

DESCRIPTION OF OUR COMMON SHARES

The following descriptions of our common shares, certain provisions of Delaware law and certain provisions of our certificate of formation and operating agreement, are summaries and are qualified by reference to Delaware law, our certificate of formation and our operating agreement, copies of which are filed as exhibits to the offering statement of which this offering circular is a part. See “Where You Can Find More Information.”

General

We are a Delaware limited liability company organized on November 19, 2015 under the Delaware Limited Liability Company Act, or Delaware LLC Act, issuing limited liability company interests. The limited liability company interests in the Company are denominated in common shares of limited liability company interests (“common shares”) and, if created in the future, preferred shares of limited liability company interests (“preferred shares”). Our operating agreement provides that we may issue an unlimited number of common shares with the approval of our Manager and without shareholder approval.

All of the common shares offered by this offering circular will be duly authorized and validly issued. Upon payment in full of the consideration payable with respect to the common shares, as determined by our Manager, the holders of such shares are not liable to us to make any additional capital contributions with respect to such shares (except for the return of distributions under certain circumstances as required by Sections 18-215, 18-607 and 18-804 of the Delaware LLC Act). Holders of common shares have no conversion, exchange, sinking fund or appraisal rights, no pre-emptive rights to subscribe for any securities of the Company and no preferential rights to distributions. However, holders of our common shares are eligible to participate in our redemption plan, as described below in “—Redemption Plan”.

We have a December 31 fiscal year end. In addition, we elected to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2016.

Distributions

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates.

On October 26, 2016, we declared our first distribution to shareholders of record as of the close of business on each day of the period commencing on November 1, 2016 and ending on December 31, 2016. Our Manager has declared daily distributions for shareholders of record as of the close of business on each day from November 1, 2016 through December 31, 2017. The distributions are payable to shareholders of record as of the close of business on each day of the distribution period. The chart below details the distributions that we have declared since we commenced operations:

Distribution Period	Daily Distribution Amount/Common Share		Date of Declaration	Payment Date (1)	Annualized Yield (2)
11/01/16 – 11/30/16	0.0006849315		10/26/16	1/12/17	2.50%
12/01/16 – 12/31/16	0.0010958904		11/30/16	1/12/17	4.00%
01/01/17 – 03/31/17	0.0021917808		12/31/16	4/11/17	8.00%
04/01/17 – 06/30/17	0.0021917808		03/21/17	7/11/17	8.00%
07/01/17 – 9/30/17	0.0021917808		06/26/17	10/21/17	8.00%
10/01/17 – 12/31/17	0.0021917808		09/28/17	1/21/18	8.00%
Weighted Average (11/01/16 through 12/31/17)	0.0020059168	(3)	-	-	7.32	%(4)

(1) Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.

(2) Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, each annualized basis return assumes that the Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

(3) Weighted average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from November 1, 2016 through December 31, 2017.

(4) Weighted average annualized yield is calculated as the annualized yield of the average daily distribution amount for the periods presented, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, the average annualized basis return assumes that the Manager would declare distributions in the future similar to the average distributions for the period from November 1, 2016 through December 31, 2017, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

On December 22, 2017, we declared a daily distribution of $0.001643836 per share (the “January 2018 Daily Distribution Amount”) (which equates to approximately 6.0% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on January 1, 2018 and ending on January 31, 2018 (the “January 2018 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the January 2018 Distribution Period and the distributions are scheduled to be paid prior to April 21, 2018. While the Company’s Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein and a constant per-share purchase price of $10 per share.

In addition, as a result of its declared dividend for the period commencing on October 1, 2017 and sending on December 31, 2017 (the "Q4 2017 Distribution Period"), the Company anticipates distributing, on or before January 21, 2018, approximately $528,000 to shareholders of record during the Q4 2017 Distribution Period.

While we are under no obligation to do so, we expect that our Manager will continue to declare distributions with a daily record date, and pay distributions quarterly in arrears in amounts similar to those previously declared. However, there can be no assurance as to whether distributions will be declared or the amount of such distributions. Shareholders will be entitled to declared distributions on each of their shares from the time the shares are issued to the shareholder until the redemption date as described below in “—Redemption Plan”.

We are required to make distributions sufficient to satisfy the requirements for qualification as a REIT for U.S. federal income tax purposes. Generally, income distributed will not be taxable to us under the Code if we distribute at least 90% of our REIT taxable income each year (computed without regard to the dividends paid deduction and our net capital gain). Distributions will be authorized at the discretion of our Manager, in accordance with our earnings, present and reasonably projected future cash flows and general financial condition. Our Manager’s discretion will be directed, in substantial part, by its obligation to cause us to comply with the REIT requirements and to avoid U.S. federal income and excise taxes on retained income and gains.

During fiscal year 2017, our distributions have been funded from both cash flow from operations and offering proceeds with a majority of such distributions being funded from our cash flow provided by operations. Although our goal is to fund the payment of distributions solely from cash flow from operations, we may pay distributions from other sources, including the net proceeds of this offering, cash advances by our Manager, cash resulting from a waiver of fees or reimbursements due to our Manager, borrowings in anticipation of future operating cash flow and the issuance of additional securities, and we have no limit on the amounts we may pay from such other sources. If we fund distributions from financings or the net proceeds from this offering, we will have less funds available for investment in real estate properties, real estate-related assets and other investments. We expect that our cash flow from operations available for distribution will be lower in the initial stages of this offering until we have raised significant capital and made substantial investments. Further, because we may receive income at various times during our fiscal year and because we may need cash flow from operations during a particular period to fund expenses, we expect that during the early stages of our operations and from time to time thereafter, we may declare distributions in anticipation of cash flow that we expect to receive during a later period and these distributions would be paid in advance of our actual receipt of these funds. In these instances, we expect to look to third party borrowings, our offering proceeds or other sources to fund our distributions. Additionally, we will make certain payments to our Manager and dealer manager for services provided to us. See “Management Compensation.” Such payments will reduce the amount of cash available for distributions. Finally, payments to fulfill redemption requests under our redemption plan will also reduce funds available for distribution to remaining shareholders.

We are not prohibited from distributing our own securities in lieu of making cash distributions to shareholders. Our operating agreement also gives the Manager the right to distribute other assets rather than cash. The receipt of our securities or assets in lieu of cash distributions may cause shareholders to incur transaction expenses in liquidating the securities or assets. We do not have any current intention to list our common shares on a stock exchange or other trading market, nor is it expected that a public market for the common shares will develop. We also do not anticipate that we will distribute other assets in kind (other than in the context of a roll up transaction).

Our distributions will constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s shares, and to the extent that it exceeds the holder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Voting Rights

Our common shareholders have voting rights only with respect to certain matters, as described below. Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of common shareholders until the redemption date as described below in “—Redemption Plan”. Generally, matters to be voted on by our shareholders must be approved by either a majority or supermajority, as the case may be, of the votes cast by all common shares present in person or represented by proxy. Our operating agreement provides that special meetings of shareholders may be called by our Manager. If any such vote occurs, you will be bound by the majority or supermajority vote, as applicable, even if you did not vote with the majority or supermajority.

The following circumstances will require the approval of holders representing a majority or supermajority, as the case may be, of the common shares:

•	any amendment to our operating agreement that would adversely change the rights of the common shares (majority of affected class/series); and

•	removal of our Manager as the manager of the Company for “cause” as described under “Management—Term and Removal of the Manager” (two-thirds).

General Procedures

Public Announcements; Notices. In the case of specified dispositions or a redemption, we will publicly announce or otherwise provide specified information to holders of common shares.

Meetings. Our operating agreement provides that special meetings of shareholders may only be called by our Manager. There will be no annual or regular meetings of the Members.

Fractional Shares. Our Manager does not have to issue or deliver any fractional shares to any holder of common shares upon any redemption or distribution under the provisions described under “— Redemptions.” Instead of issuing fractional shares, we will pay cash for the fractional share in an amount equal to the fair market value of the fractional share, without interest.

Adjustments for Distributions. Upon the redemption of any common shares, the redemption price will be reduced by the aggregate sum of distributions, if any, declared on the shares subject to the redemption request with record dates during the period between the quarter-end redemption request date and the date of redemption. If a redemption date with respect to common shares comes after the record date for the payment of a distribution to be paid on those shares but before the payment or distribution, the registered holders of those shares at the close of business on such record date will be entitled to receive the distribution on the payment date, notwithstanding the redemption of those shares or our default in payment of the distribution.

Payment of Taxes. If any person exchanging a certificate representing common shares wants us to issue a certificate in a different name than the registered name on the old certificate, that person must pay any transfer or other taxes required by reason of the issuance of the certificate in another name or establish, to the satisfaction of us or our agent, that the tax has been paid or is not applicable.

Liquidation Rights

In the event of a liquidation, termination or winding up of our Company, whether voluntary or involuntary, we will first pay or provide for payment of our debts and other liabilities, including the liquidation preferences of any class of preferred shares. Thereafter, holders of our common shares will share in our funds remaining for distribution pro rata in accordance with their respective interests in our Company.

Preferred Shares

Section 215(e) of the Delaware LLC Act also specifically authorizes the creation of ownership interests of different classes of limited liability company interests, having such relative rights, powers and duties as the limited liability company agreement may provide, and may make provision for the future creation in the manner provided in the limited liability company agreement of additional classes of membership interests. In accordance with this provision, our operating agreement provides that our Manager is authorized to provide for the issuance from time to time of an unlimited amount of one or more classes or series of preferred shares of limited liability company interests (“preferred shares”). Unless otherwise required by law or by any stock exchange, if applicable, any such authorized preferred shares will be available for issuance without further action by our common shareholders. Our Manager is authorized to fix the number of preferred shares, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to each class or series thereof by resolution authorizing the issuance of such class or series and without shareholder approval. As of the date of this offering circular, no preferred shares are outstanding and we have no current plans to issue any preferred shares.

We could issue a class or series of preferred shares that could, depending on the terms of the class or series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of holders of common shares might believe to be in their best interests or in which holders of common shares might receive a premium for their common shares.

Transfer Agent and Registrar

As of December 31, 2016, our Manager had entered into an agreement with Computershare Inc., and its wholly-owned subsidiary Computershare Trust Company, N.A. (together with Computershare, Inc., “Computershare”), whereby Computershare agreed to act as our transfer agent.

Operating Agreement

Non-Member Manager

•	Our operating agreement designates Fundrise Advisors, LLC, an affiliate of our sponsor, as our non-member manager. Our Manager is generally not entitled to vote on matters submitted to our shareholders, although its approval is required with respect to certain amendments to the operating agreement that would adversely affect its rights. Our Manager does not have any distribution, redemption, conversion or liquidation rights by virtue of its status as the Manager.

•	Our operating agreement further provides that the Manager, in exercising its rights in its capacity as the Manager, is entitled to consider only such interests and factors as it desires, including its own interests, and has no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or any of our shareholders and is not subject to any different standards imposed by our operating agreement, the Delaware LLC Act or under any other law, rule or regulation or in equity.

Organization and Duration

We were formed on November 19, 2015, as Fundrise California Opportunistic Multifamily, LLC, a Delaware limited liability company, and on February 29, 2016, changed our name to Fundrise West Coast Opportunistic REIT, LLC. We will remain in existence until dissolved in accordance with our operating agreement.

Purpose

Under our operating agreement, we are permitted to engage in any business activity that lawfully may be conducted by a limited liability company organized under Delaware law and, in connection therewith, to exercise all of the rights and powers conferred upon us pursuant to the agreement relating to such business activity.

Agreement to be Bound by our Operating Agreement; Power of Attorney

By purchasing a common share, you will be admitted as a member of the Company and will be bound by the provisions of, and deemed to be a party to, our operating agreement. Pursuant to this agreement, each shareholder and each person who acquires a common share from a shareholder grants to our Manager a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our Manager the authority to make certain amendments to, and to execute and deliver such other documents as may be necessary or appropriate to carry out the provisions or purposes of, our operating agreement.

No Fiduciary Relationship with our Manager

We operate under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Our Manager performs its duties and responsibilities pursuant to our operating agreement. Our Manager maintains a contractual, as opposed to a fiduciary relationship, with us and our shareholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Limited Liability and Indemnification of our Manager and Others

Subject to certain limitations, our operating agreement limits the liability of our Manager, its officers and directors, our sponsor and our sponsor’s shareholders and affiliates, for monetary damages and provides that we will indemnify and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to our Manager, its officers and directors, our sponsor and our sponsor’s shareholders and affiliates.

Our operating agreement provides that to the fullest extent permitted by applicable law our Manager, its officers and directors, our sponsor and our sponsor’s shareholders and affiliates are not liable to us. In addition, pursuant to our operating agreement, we have agreed to indemnify our Manager, its officers and directors, our sponsor and our sponsor’s shareholders and affiliates, to the fullest extent permitted by law, against all expenses and liabilities (including judgments, fines, penalties, interest, amounts paid in settlement with the approval of the company and attorney’s fees and disbursements) arising from the performance of any of their obligations or duties in connection with their service to us or the operating agreement, including in connection with any civil, criminal, administrative, investigative or other action, suit or proceeding to which any such person may hereafter be made party by reason of being or having been the manager or one of our Manager’s directors or officers.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Amendment of Our Operating Agreement; Exclusive Authority of our Manager to Amend our Operating Agreement

Amendments to our operating agreement may be proposed only by or with the consent of our Manager. Our Manager is not required to seek approval of the shareholders to adopt or approve any amendment to our operating agreement, except to the extent that such amendment would limit the rights of the holders of any class or series of shares or would otherwise have an adverse effect on such holders. In such a case, the proposed amendment must be approved in writing by holders representing a majority of the class or series of shares so affected.

Termination and Dissolution

We will continue as a limited liability company until terminated under our operating agreement. We will dissolve upon: (1) the election of our Manager to dissolve us; (2) the sale, exchange or other disposition of all or substantially all of our assets; (3) the entry of a decree of judicial dissolution of the Company; or (4) at any time that we no longer have any shareholders, unless our business is continued in accordance with the Delaware LLC Act.

Books and Reports

We are required to keep appropriate books of our business at our principal offices. The books are maintained for both tax and financial reporting purposes on a basis that permits the preparation of financial statements in accordance with GAAP. For financial reporting purposes and U.S. federal income tax purposes, our fiscal year and our tax year (unless otherwise required by the Code) are the calendar year.

Determinations by our Manager

Any determinations made by our Manager under any provision described in our operating agreement are final and binding on our shareholders, except as may otherwise be required by law, including any determination by our Manager to revoke or otherwise terminate our REIT election, without approval of our shareholders, if the Manager determines that it is no longer in our best interests to continue to qualify as a REIT. We prepare a statement of any determination by our Manager respecting the fair market value of any properties, assets or securities, and file the statement with the Company secretary.

Restrictions on Ownership and Transfer

In order for us to qualify as a REIT under the Code, shares of the Company must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). To qualify as a REIT, we must satisfy other requirements as well. See “U.S. Federal Income Tax Considerations—Requirements for Qualification as a REIT.”

To assist us in qualifying as a REIT, our operating agreement, subject to certain exceptions, contains restrictions on the number and value of our common shares and the number and value of shares of the Company that a person may own. Our operating agreement provides that generally no person may own, or be deemed to own by virtue of certain attribution provisions of the Code, either more than 9.8% in value or in number of our common shares, whichever is more restrictive, or more than 9.8% in value or in number of our shares, whichever is more restrictive. Accordingly, no person may own, or be deemed to own, more than 9.8% in value or in number of our shares, whichever is more restrictive. We refer to these limits collectively as the “ownership limit.”  An individual or entity that becomes subject to the ownership limit or any of the other restrictions on ownership and transfer of the shares of the Company described below is referred to as a “prohibited owner” if, had the violative transfer or other event been effective, the individual or entity would have been a beneficial owner or, if appropriate, a record owner of shares.

The applicable constructive ownership rules under the Code are complex and may cause our shares owned actually or constructively by a group of individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% by value or number of our common shares, whichever is more restrictive, or 9.8% by value or number of our shares, whichever is more restrictive, (or the acquisition of an interest in an entity that owns, actually or constructively, our shares by an individual or entity), could, nevertheless, cause that individual or entity, or another individual or entity, to own constructively in excess of the ownership limit.

Our Manager may, in its sole discretion, subject to such conditions as it may determine and the receipt of certain representations and undertakings, prospectively or retroactively, waive the ownership limit or establish a different limit on ownership, or excepted holder limit, for a particular shareholder if the shareholder’s ownership in excess of the ownership limit would not result in the Company being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) except during the first half of our second taxable year for which we elect to be treated as a REIT and only to the extent it does not result in us failing to qualify as a REIT, or otherwise would result in us failing to qualify as a REIT. As a condition of its waiver or grant of excepted holder limit, our Manager may, but is not required to, require an opinion of counsel or IRS ruling satisfactory to our Manager in order to determine or ensure the Company’s qualification as a REIT. In addition, our Manager will reject any investor’s subscription in whole or in part if it determines that such subscription would violate such ownership limits.

In connection with granting a waiver of the ownership limit, creating an excepted holder limit or at any other time, our Manager may from time to time increase or decrease the ownership limit for all other individuals and entities unless, after giving effect to such increase, five or fewer individuals could beneficially or constructively own in the aggregate, more than 49.9% in value of the shares then outstanding of the Company or the Company would otherwise fail to qualify as a REIT. Prior to the modification of the ownership limit, our Manager may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure our qualification as a REIT. A reduced ownership limit will not apply to any person or entity whose percentage ownership of our common shares or shares of the Company, as applicable, is in excess of such decreased ownership limit until such time as such individual’s or entity’s percentage ownership of our common shares or shares of the Company, as applicable, equals or falls below the decreased ownership limit, but any further acquisition of our common shares or shares of the Company, as applicable, in excess of such percentage ownership of our common shares or shares of the Company will be in violation of the ownership limit.

Our operating agreement further prohibits:

•	any person from beneficially or constructively owning, applying certain attribution rules of the Code, shares of the Company that would result in the Company being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT; and

•	any person from transferring our shares if such transfer would result in our shares being owned by fewer than 100 persons (determined without reference to any rules of attribution).

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of our shares that will or may violate the ownership limit or any of the other foregoing restrictions on ownership and transfer of our shares, or who would have owned our shares transferred to a trust as described below, must immediately give us written notice of the event, or in the case of an attempted or proposed transaction, must give at least 15 days’ prior written notice to us and provide us with such other information as we may request in order to determine the effect of such transfer on our qualification as a REIT. The foregoing restrictions on ownership and transfer of our shares will not apply if our Manager determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT or that compliance with the restrictions and limitations on ownership and transfer of our shares as described above is no longer required in order for us to qualify as a REIT.

If any transfer of our shares would result in our shares being beneficially owned by fewer than 100 persons, such transfer will be null and void and the intended transferee will acquire no rights in such shares. In addition, if any purported transfer of our shares or any other event would otherwise result in any person violating the ownership limit or an excepted holder limit established by our Manager or in the Company being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT, then that number of shares (rounded up to the nearest whole share) that would cause us to violate such restrictions will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us and the intended transferee will acquire no rights in such shares. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. Any dividend or other distribution paid to the prohibited owner, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand for distribution to the beneficiary by the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limit or the Company being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT, then our operating agreement provides that the transfer of the shares will be null and void.

Shares of the Company transferred to the trustee are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (1) the price paid by the prohibited owner for the shares (or, if the event that resulted in the transfer to the trust did not involve a purchase of such shares at market price, the last reported NAV value for our common shares on the day of the event which resulted in the transfer of such shares to the trust) and (2) the last reported NAV value of our common shares on the date we accept, or our designee accepts, such offer (or $10.00 if no NAV has been reported). We may reduce the amount payable by the amount of any dividend or other distribution that we have paid to the prohibited owner before we discovered that the shares had been automatically transferred to the trust and that are then owed to the trustee as described above, and we may pay the amount of any such reduction to the trustee for the benefit of the charitable beneficiary. We have the right to accept such offer until the trustee has sold the shares held in the trust as discussed below. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates, the trustee must distribute the net proceeds of the sale to the prohibited owner and any dividends or other distributions held by the trustee with respect to such shares will be paid to the charitable beneficiary.

If we do not buy the shares, the trustee must, as soon as practicable after receiving notice from us of the transfer of shares to the trust, sell the shares to a person or entity designated by the trustee who could own the shares without violating the ownership limit or the other restrictions on ownership and transfer of shares of the Company. After the sale of the shares, the interest of the charitable beneficiary in the shares transferred to the trust will terminate and the trustee must distribute to the prohibited owner an amount equal to the lesser of (1) the price paid by the prohibited owner for the shares (or, if the event which resulted in the transfer to the trust did not involve a purchase of such shares at market price, the last reported NAV value for our common shares on the day of the event which resulted in the transfer of such shares to the trust) and (2) the sales proceeds (net of commissions and other expenses of sale) received by the trust for the shares. The trustee may reduce the amount payable to the prohibited owner by the amount of any dividend or other distribution that we paid to the prohibited owner before we discovered that the shares had been automatically transferred to the trust and that are then owed to the trustee as described above. Any net sales proceeds in excess of the amount payable to the prohibited owner will be immediately paid to the beneficiary of the trust, together with any dividends or other distributions thereon. In addition, if, prior to discovery by us that our shares have been transferred to a trust, such shares are sold by a prohibited owner, then such shares will be deemed to have been sold on behalf of the trust and to the extent that the prohibited owner received an amount for or in respect of such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount will be paid to the trustee upon demand. The prohibited owner has no rights in the shares held by the trustee.

The trustee will be designated by us and will be unaffiliated with us and with any prohibited owner. Prior to the sale of any shares by the trust, the trustee will receive, in trust for the beneficiary of the trust, all dividends and other distributions paid by us with respect to the shares held in trust and may also exercise all voting rights with respect to the shares held in trust. These rights will be exercised for the exclusive benefit of the beneficiary of the trust. Any dividend or other distribution paid prior to our discovery that our shares have been transferred to the trust will be paid by the recipient to the trustee upon demand.

Subject to Delaware law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority, at the trustee’s sole discretion:

•	to rescind as void any vote cast by a prohibited owner prior to our discovery that the shares have been transferred to the trust; and

•	to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.

However, if we have already taken irreversible company action, then the trustee may not rescind and recast the vote.

In addition, if our Manager determines in good faith that a proposed transfer or other event would violate the restrictions on ownership and transfer of our shares, our Manager may take such action as it deems advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing us to redeem our shares, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

Every owner of 5% or more (or such lower percentage as required by the Code or the Treasury Regulations promulgated thereunder) of our shares, within 30 days after the end of each taxable year, must give us written notice, stating the shareholder’s name and address, the number of shares of each class of the Company that the shareholder beneficially owns and a description of the manner in which the shares are held. Each such owner must provide to us in writing such additional information as we may request in order to determine the effect, if any, of the shareholder’s beneficial ownership on our qualification as a REIT and to ensure compliance with the ownership limit. In addition, each shareholder must provide to us in writing such information as we may request in good faith in order to determine our qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

Any certificates representing our shares will bear a legend referring to the restrictions described above.

These restrictions on ownership and transfer could delay, defer or prevent a transaction or a change in control that might involve a premium price for the common shares or otherwise be in the best interest of the holders of the common shares.

Personal Conduct Repurchase Right

Our operating agreement provides that we may elect to repurchase, at a price equal to $10.00 per share until December 31, 2017, and thereafter, the greater of (i) $10.00 per share or (ii) the sum of our net asset value, or NAV, divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (NAV per share), all of the common shares held by an investor in the event that such investor fails to conform its personal conduct to common and accepted standards of good citizenship or conducts itself in a way that reflects poorly upon us, as determined by the Manager in its sole and absolute discretion. The purchase price will be payable to the investor in a single payment, with the payment becoming due fifteen (15) business days following the date on which we provide notice to the investor of our decision to repurchase the common shares.

Prospect of Roll-Up/Public Listing

Our Manager may determine that it is in our best interest to (i) contribute to, or convert the company into, an alternative vehicle, through consolidation, merger or other similar transaction with other companies, some of which may be managed by our Manager or its affiliates (a “Roll-Up”) or (ii)  list our shares (or shares of the Roll-Up vehicle) on a national securities exchange. In connection with a Roll-Up, shareholders may receive from the Roll-Up vehicle cash, stock, securities or other interests or assets of such vehicle, on such terms as our Manager deems fair and reasonable, provided, however, that our Manager will be required to obtain approval of shareholders holding a majority of the outstanding common shares if required by applicable laws or regulations.

Anti-Takeover Effects of Our Operating Agreement and Delaware Law

The following is a summary of certain provisions of our operating agreement and Delaware law that may be deemed to have the effect of discouraging, delaying or preventing transactions that involve an actual or threatened change of control of the Company. These provisions include the following:

Authorized but Unissued Shares

Our operating agreement authorizes us to issue additional common shares or other securities of the Company for the consideration and on the terms and conditions established by our Manager without the approval of our shareholders. In particular, our Manager is authorized to provide for the issuance of an unlimited amount of one or more classes or series of shares of the Company, including preferred shares, and to fix the number of shares, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to each class or series thereof by resolution authorizing the issuance of such class or series. Our ability to issue additional shares and other securities could render more difficult or discourage an attempt to obtain control over us by means of a tender offer, merger or otherwise.

Delaware Business Combination Statute—Section 203

We are a limited liability company organized under Delaware law. Some provisions of Delaware law may delay or prevent a transaction that would cause a change in our control. Section 203 of the DGCL, which restricts certain business combinations with interested shareholders in certain situations, does not apply to limited liability companies unless they elect to utilize it. Our operating agreement does not currently elect to have Section 203 of the DGCL apply to us. In general, this statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction by which that person became an interested shareholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested shareholder, and an interested shareholder is a person who, together with affiliates and associates, owns, or within three years prior did own, 15% or more of voting shares. Our Manager may elect to amend our operating agreement at any time to have Section 203 apply to us.

Valuation Policies

We engage an independent valuation expert with expertise in appraising certain commercial real estate loans and assets to provide annual valuations of certain commercial real estate assets and investments, including related liabilities, that are set forth in reports of the underlying real estate, and to adjust those valuations for events known to the independent valuation expert that it believes are likely to have a material impact on previously provided estimates of the value of the affected commercial real estate assets and investments and related liabilities. Our real estate assets consist primarily of a diversified portfolio of multifamily rental properties and development projects, which may take the form of commercial real estate equity investments, commercial real estate loans, and other real estate-related assets, where the underlying collateral will typically be commercial real estate or security interests therein. Our commercial real estate related liabilities consist primarily of participation interests, as described in “Plan of Operations—Related Party Loans and Warehousing of Assets”. In addition, our assets include liquid assets, and securities classified as held to maturity, which will not be valued by our independent valuation expert, and cash and cash equivalents. We amortize asset acquisition costs over the duration of the real estate asset. In the instances of assets with uncertain durations, we amortize asset acquisition costs over five years. Our liabilities also include accrued fees and operating expenses, accrued distributions payable, accrued management fees and, to the extent we are using margin, trade payables incurred in the ordinary course of business, which are estimated by our Manager. Our Manager is responsible for ensuring that the independent valuation expert discharges its responsibilities in accordance with our valuation guidelines, and periodically receives and reviews such information about the valuation of our assets and liabilities as it deems necessary to exercise its oversight responsibility.

At the end of each fiscal quarter, beginning December 31, 2017, our sponsor’s internal accountants will calculate our NAV per share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, based upon (a) market capitalization rates, comparable sales information, interest rates, net operating income, (b) with respect to debt, default rates, discount rates and loss severity rates, and (c) in certain instances reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions and (4) estimated accruals of our operating revenues and expenses. Note, however, that the determination of our NAV is not based on, nor intended to comply with, fair value standards under GAAP, and our NAV may not be indicative of the price that we would receive for our assets at current market conditions. In instances where we determine that an appraisal of the real estate asset is necessary, including, but not limited to, instances where our Manager is unsure of its ability on its own to accurately determine the estimated values of our commercial real estate assets and investments, or instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, we will engage an appraiser that has expertise in appraising commercial real estate assets, to act as our independent valuation expert. The independent valuation expert is not responsible for, or for preparing, our quarterly NAV per share. If a material event occurs between scheduled annual valuations that our Manager believes may materially affect the value of any of our commercial real estate assets and investments, including related liabilities, our Manager anticipates informing the independent valuation expert so that, if appropriate, the independent valuation expert can adjust the most recent valuations provided in the applicable report, if any, to account for the estimated impact. Our sponsor’s internal accountants determine our NAV per share by dividing our NAV in such fiscal quarter by the number of our common shares outstanding as of the end of such fiscal quarter, prior to giving effect to any share purchases or redemptions to be effected for such fiscal quarter.

As there is no market value for our shares as they are not expected to be listed or traded, our goal is to provide a reasonable estimate of the value of our shares on a quarterly basis, with the understanding that our common shares are not listed or traded on any stock exchange or other marketplace. However, the majority of our assets consist of commercial real estate equity investments and, as with any commercial real estate valuation protocol, the conclusions reached by our independent valuation expert are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given quarter, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the quarterly calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in a market transaction, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our Sponsor’s Asset Management Team

As of December 31, 2016, our sponsor’s real estate and accounting teams are composed of eighteen professionals with more than 100 years of combined experience. Of these professionals, the primary real estate management team is made up of three officers of our sponsor, two real estate vice presidents, three real estate senior associates, four real estate analysts, and five accountants. All of these professionals play a role in asset management because our sponsor takes a “cradle to grave” approach to asset management, meaning that the real estate team that closes a deal is then responsible for asset management of the property for the life of the investment.

Members of our sponsor’s real estate team have previously worked as real estate developers, fund managers, real estate brokers, and home-builders, while members of our sponsor’s accounting team have worked as auditors, fund accountants, and property accountants. Prior to being employed by our sponsor, these team members accumulated direct management experience with real estate development, fund management, leasing, construction and financing in excess of $2 billion of real estate, not including their experience with our sponsor.

In the five years since launching, our sponsor’s real estate and accounting teams have acquired and asset managed more than 75 real estate properties totaling in excess of $1 billion in asset values. Throughout 2015 and 2016, our sponsor’s real estate and accounting teams have worked with outside valuation experts in determining the Net Asset Value calculation for our sponsor’s eREITsTM. Based on this experience, our sponsor believes that its real estate team has a more intimate and detailed understanding of the properties than typical outside consultants and that its real estate and accounting teams can more accurately estimate the NAV of the Company.

In addition, our sponsor believes that it will ultimately be much more cost effective and efficient to produce NAV through its own real estate and accounting teams than through the use of outside valuation consultants.

Quarterly Share Price Adjustments

Our Manager set our initial offering price at $10.00 per share, which will be the purchase price of our shares until December 31, 2017. Thereafter, the per share purchase price in this offering will be adjusted every fiscal quarter (or as soon as commercially reasonable and announced by us thereafter), and will be equal to the greater of (i) $10.00 per share or (ii) our NAV divided by the number of shares outstanding as of the close of business on the last business day of the prior fiscal quarter, in each case prior to giving effect to any share purchases or redemptions to be effected on such day. Our Manager will adjust our per share purchase price as of the date the new NAV is announced, not the date of such NAV, and investors will pay the most recent publicly announced purchase price as of the date of their subscription. Solely by way of example, if an investor submits a subscription on April 2, such investor will pay the per share purchase price previously announced in January, not the per share purchase price that would be expected to be announced at a later date in April.

Beginning after December 31, 2017, we will file with the SEC on a quarterly basis an offering circular supplement disclosing the quarterly determination of our NAV per share that will be applicable for such fiscal quarter, which we refer to as the pricing supplement. We will also post that fiscal quarter’s NAV on the public Fundrise Platform, www.fundrise.com. The Fundrise Platform will also contain this offering circular, including any supplements and amendments. We will disclose, on a quarterly basis in an offering circular supplement filed with the SEC, the principal valuation components of our NAV. In addition, if a material event occurs in between quarterly updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement as promptly as reasonably practicable, and will update the NAV information provided on our website.

Any subscriptions that we receive prior to the end of a fiscal quarter will be executed at a price equal to our NAV per share applicable to such fiscal quarter. Thus, even if settlement occurs in the following quarter, the purchase price for the shares will be the price in effect at the time the subscription was received.

Redemption Plan

While shareholders should view this investment as long-term, we have adopted a redemption plan whereby, on a monthly basis, an investor has the opportunity to obtain liquidity. Our Manager has designed our redemption plan with a view towards providing investors with an initial period with which to decide whether a long-term investment in our Company is right for them. In addition, despite the illiquid nature of the assets expected to be held by our Company, our Manager believes it is best to provide the opportunity for ongoing liquidity in the event shareholders need it.

Pursuant to our redemption plan, a shareholder may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 per each redemption request. In the event of a conflict between the minimum and maximum amounts that may be redeemed, the maximum dollar amount allowable will control. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by us.

The calculation of the redemption price will depend, in part, on whether a shareholder requests redemption within the first eighty-nine (89) days of first becoming a shareholder (the “Introductory Period”) or thereafter (the “Post-Introductory Period”).

During the Introductory Period, the per share redemption price will be equal to the purchase price of the shares being redeemed reduced by (i) the aggregate sum of distributions paid with respect to such shares, rounded down to the nearest cent and (ii) the aggregate sum of distributions, if any, declared but unpaid on the shares subject to the redemption request. In other words, a shareholder would receive back their original investment amount, from the redemption price paid, prior distributions received and distributions that have been declared (and that will be received when paid), but would not receive any amounts in excess of their original investment amount.

During the Post-Introductory Period, the per share redemption price will be calculated based on a declining discount to the per share price for our common shares in effect at the time of the redemption request, and rounded down to the nearest cent. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by us. During the Post-Introductory Period, the redemption price with respect to the common shares that are subject to the redemption request will not be reduced by the aggregate sum of distributions, if any, that have been (i) paid with respect to such shares prior to the date of the redemption request or (ii) declared but unpaid on such shares with record dates during the period between the redemption request date and the redemption date.

Holding Period from Date of Settlement	Effective Redemption Price (as percentage of per share redemption price) (1)
Less than 90 days (Introductory Period)	100.0	%(2)(3)
90 days until 3 years	97.0	%(4)
3 years to 4 years	98.0	%(5)
4 years to 5 years	99.0	%(6)
More than 5 years	100.0	%(7)

(1)	The Effective Redemption Price will be rounded down to the nearest $0.01.

(2)	The per share redemption price during the Introductory Period is calculated based upon the purchase price of the shares, not the per share price in effect at the time of the redemption request.

(3)	The Effective Redemption Price during the Introductory Period will be reduced by the aggregate sum of distributions paid or payable on such shares, the amount of which we are unable to calculate at this time.

(4)	For shares held at least ninety (90) days but less than three (3) years, the Effective Redemption Price includes the fixed 3% discount to the per share price for our common shares in effect at the time of the redemption request.

(5)	For shares held at least three (3) years but less than four (4) years, the Effective Redemption Price includes the fixed 2% discount to the per share price for our common shares in effect at the time of the redemption request.

(6)	For shares held at least four (4) years but less than five (5) years, the Effective Redemption Price includes the fixed 1% discount to the per share price for our common shares in effect at the time of the redemption request.

(7)	For shares held at least five (5) years, the Effective Redemption Price does not include any discount to the per share price for our common shares in effect at the time of the redemption request.

As shareholders must observe a minimum sixty (60) day waiting period following a redemption request before such request will be honored, whether a redemption request is deemed to be in the Introductory Period or the Post-Introductory Period will be determined as of the date the redemption request is made, not the date the redemption request is honored. Meaning, for example, if a redemption request is submitted during the Introductory Period, but honored after the Introductory Period, the effective redemption price will be determined using the Introductory Period methodology.

The following is a brief comparison of our redemption plan during the Introductory Period (up to 90 days after becoming a shareholder) and the Post-Introductory Period (90 days or more after becoming a shareholder), which is qualified in its entirety by the disclosure contained herein.

SUMMARY OF REDEMPTION PLAN

	Introductory Period	Post-Introductory Period
Duration	First 89 days after becoming a shareholder	90 days or more after becoming a shareholder
Redemption Price	100% of purchase price less distributions paid and distributions declared and to be paid less third-party costs	97-100% of NAV (no reduction for distributions) less third-party costs
Timing to submit request	At least 60 days prior to the effective redemption date (but in no event 90 or more days after first becoming a shareholder)	At least 60 days prior to the effective redemption date
Last Date to Withdraw Request	Up to effective redemption date	Up to effective redemption date
Date of Redemption Payment	Within 3-5 business days of the effective redemption date	Within 3-5 business days of the effective redemption date
Frequency	Monthly (after a minimum 60 day waiting period after the submission of the redemption request)	Monthly (after a minimum 60 day waiting period after the submission of the redemption request)
Minimum Amount of Shares Redeemed Per Shareholder	None	None
Maximum Amount of Shares Redeemed Per Redemption Request	5,000 common shares or $50,000, whichever is less	5,000 common shares or $50,000, whichever is less

We have the right to monitor the trading patterns of shareholders or their financial advisors and we reserve the right to reject any purchase or redemption transaction at any time based on what we deem to be a pattern of excessive, abusive or short-term trading. We expect that there will be no regular secondary trading market for our common shares. However, in the event a secondary market for our shares develops, we will terminate our redemption plan.

Redemption of our common shares will be made monthly upon written request to us at least sixty (60) days prior to the effective redemption date; provided, however, written requests for common shares to be redeemed during the Introductory Period must be delivered to our Manager prior to the end of such shareholder's Introductory Period. Our Manager intends to provide notice of redemption by the end of the first month following the sixtieth (60th) day after the submission of the redemption request, with an effective redemption date no earlier than the sixtieth (60th) day following the submission of the redemption request, and expects to remit the redemption price within three (3) business days (but generally no more than five (5) business days) of the effective redemption date. Shareholders may withdraw their redemption request at any time prior to the effective redemption date.

We cannot guarantee that the funds set aside for the redemption plan will be sufficient to accommodate all requests made in any given time period. In the event our Manager determines, in its sole discretion, that we do not have sufficient funds available to redeem all of the common shares for which redemption requests have been submitted during any given month, such pending requests will be honored on a pro-rata basis, if at all. In the event that not all redemptions are being honored in a given month, the redemption requests not fully honored will have the remaining amount of such redemption requests considered on the next month in which redemptions are being honored. Accordingly, all unsatisfied redemption requests will be treated as requests for redemption on the next date on which redemptions are being honored, with redemptions processed pro-rata, if at all. If funds available for the redemption plan are not sufficient to accommodate all redemption requests on such future redemption date, common shares will be redeemed on a pro-rata basis, if at all.

We intend to limit common shareholders to one (1) redemption request outstanding at any given time, meaning that, if a common shareholder desires to request more or less shares be redeemed, such common shareholder must first withdraw the first redemption request, which may affect whether the request is considered in the “Introductory Period” or “Post-Introductory Period”. For investors who hold common shares with more than one record date, redemption requests will be applied to such common shares in the order in which they settled, on a last in first out basis – meaning, those common shares that have been continuously held for the shortest amount of time will be redeemed first. In addition, we intend to limit shareholders to redemption requests of no more than the 5,000 common shares or $50,000, whichever is less. In the event of a conflict between the minimum and maximum amounts that may be redeemed, the maximum dollar amount allowable will control.

In accordance with the SEC’s current guidance on redemption plans, we intend to limit redemptions in any calendar month to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is less than or equal to 0.5% of the NAV of all of our outstanding shares as of the first day of such calendar month, and intend to limit the amount redeemed in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is 1.25% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we intend to make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given month, as these commercial real estate assets are paid off or sold, but in no event will we redeem more than 5.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

Furthermore, a shareholder requesting redemption will be responsible for reimbursing us for any third-party costs incurred as a result of the redemption request, including but not limited to, bank transaction charges, custody fees, and/or transfer agent charges.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on the Fundrise Platform to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT (for example, if a redemption request would cause a non-redeeming shareholder to violate the ownership limits in our operating agreement or if a redemption constitutes a “dividend equivalent redemption” that could give rise to a preferential dividend issue, to the extent applicable). Therefore, you may not have the opportunity to make a redemption request prior to any potential termination of our redemption plan.

For more information about our redemption plan or to submit a redemption request, please contact us by email at investments@fundrise.com.

Reports to Shareholders

Our operating agreement requires that we prepare an annual report and deliver it to our common shareholders within 120 days after the end of each fiscal year. Our Manager is required to take reasonable steps to ensure that the annual report complies with our operating agreement provisions and with applicable securities laws.

Under the Securities Act, we must update this offering circular upon the occurrence of certain events, such as asset acquisitions. We will file updated offering circulars and offering circular supplements with the SEC. We are also subject to the informational reporting requirements of the Exchange Act that are applicable to Tier 2 companies whose securities are registered pursuant to Regulation A, and accordingly, we will file annual reports, semi-annual reports and other information with the SEC. In addition, we will provide you directly with periodic updates, including offering circulars, offering circular supplements, quarterly pricing supplements, quarterly information statements and other information.

We will provide such periodic updates electronically through the Fundrise Platform website at www.fundrise.com, and documents will be provided electronically. You may access and print all periodic updates provided through our website. As periodic updates become available, we will notify you of this by sending you an e-mail message that will include instructions on how to retrieve the periodic updates. If our e-mail notification is returned to us as “undeliverable,” we will contact you to obtain your updated e-mail address. We will provide you with paper copies at any time upon request. The contents of the Fundrise Platform website are not incorporated by reference in or otherwise a part of this offering circular.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations relating to our qualification and taxation as a REIT and the acquisition, holding, and disposition of our common shares. For purposes of this section, references to “we,” “us” or “the Company” means only Fundrise West Coast Opportunistic REIT, LLC and not its subsidiaries or other lower-tier entities, except as otherwise indicated. This summary is based upon the Code, the regulations promulgated by the U.S. Treasury Department, current administrative interpretations and practices of the IRS (including administrative interpretations and practices expressed in private letter rulings which are binding on the IRS only with respect to the particular taxpayers who requested and received those rulings) and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain a position contrary to any of the tax considerations described below. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this summary. The summary is also based upon the assumption that the operation of the Company, and of any subsidiaries and other lower-tier affiliated entities, will be in accordance with its applicable organizational documents and as described in this offering circular. This summary is for general information only, and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular shareholder in light of its investment or tax circumstances or to shareholders subject to special tax rules, such as:

•	U.S. expatriates;

•	persons who mark-to-market our common shares;

•	subchapter S corporations;

•	U.S. shareholders who are U.S. persons (as defined below) whose functional currency is not the U.S. dollar;

•	financial institutions;

•	insurance companies;

•	broker-dealers;

•	REITs;

•	regulated investment companies;

•	trusts and estates;

•	holders who receive our common shares through the exercise of employee stock options or otherwise as compensation;

•	persons holding our common shares as part of a “straddle,” “hedge,” “short sale,” “conversion transaction,” “synthetic security” or other integrated investment;

•	persons subject to the alternative minimum tax provisions of the Code;

•	persons holding our common shares through a partnership or similar pass-through entity;

•	persons holding a 10% or more (by vote or value) beneficial interest in the Company;

•	tax exempt organizations, except to the extent discussed below in “—Taxation of the Company—Taxation of Tax Exempt U.S. Shareholders;” and

•	non-U.S. persons (as defined below), except to the extent discussed below in “—Taxation of the Company—Taxation of Non-U.S. Shareholders.”

This summary assumes that shareholders will hold our common shares as capital assets within the meaning of Section 1221 of the Code, which generally means as property held for investment.

For the purposes of this summary, a U.S. person is a beneficial owner of our common shares who for U.S. federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of a political subdivision thereof (including the District of Columbia);

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

For the purposes of this summary, a U.S. shareholder is a beneficial owner of our common shares who is a U.S. person. A tax exempt organization is a U.S. person who is exempt from U.S. federal income tax under Section 401(a) or 501(a) of the Code. For the purposes of this summary, a non-U.S. person is a beneficial owner of our common shares who is a nonresident alien individual or a non-U.S. corporation for U.S. federal income tax purposes, and a non-U.S. shareholder is a beneficial owner of our common shares who is a non-U.S. person. The term “corporation” includes any entity treated as a corporation for U.S. federal income tax purposes, and the term “partnership” includes any entity treated as a partnership for U.S. federal income tax purposes.

The information in this section is based on the current Code, current, temporary and proposed Treasury Regulations, the legislative history of the Code, current administrative interpretations and practices of the IRS, including its practices and policies as endorsed in private letter rulings, which are not binding on the IRS except in the case of the taxpayer to whom a private letter ruling is addressed, and existing court decisions. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law, possibly with retroactive effect. Any change could apply retroactively. We have not obtained any rulings from the IRS concerning the tax treatment of the matters discussed below. Thus, it is possible that the IRS could challenge the statements in this discussion that do not bind the IRS or the courts and that a court could agree with the IRS.

THE U.S. FEDERAL INCOME TAX TREATMENT OF HOLDERS OF OUR COMMON SHARES DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE TAX CONSEQUENCES OF HOLDING OUR COMMON SHARES TO ANY PARTICULAR SHAREHOLDER WILL DEPEND ON THE SHAREHOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF OUR COMMON SHARES.

Taxation of the Company

We elected to be treated as a REIT under the Code, commencing with the taxable year ended December 31, 2016. A REIT generally is not subject to U.S. federal income tax on the income that it distributes to its stockholders if it meets the applicable REIT distribution and other requirements for qualification. We believe that we have been organized, owned and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our proposed ownership, organization and method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code. However, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in our circumstances or applicable law, no assurance can be given by us that we will so qualify for any particular year or that the IRS will not challenge our conclusions with respect to our satisfaction of the REIT requirements.

Qualification and taxation as a REIT depends on our ability to meet, on a continuing basis, through actual results of operations, distribution levels, diversity of share ownership and various qualification requirements imposed upon REITs by the Code, discussed below. In addition, our ability to qualify as a REIT may depend in part upon the operating results, organizational structure and entity classification for U.S. federal income tax purposes of certain entities in which we invest, which we may not control. Our ability to qualify as a REIT also requires that we satisfy certain asset and income tests, some of which depend upon the fair market values of assets directly or indirectly owned by us or which serve as security for loans made by us. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of our operations for any taxable year will satisfy the requirements for qualification and taxation as a REIT.

Taxation of REITs in General

Provided that we continue to qualify as a REIT, we will generally be entitled to a deduction for dividends that we pay and, therefore, will not be subject to U.S. federal corporate income tax on our net taxable income that is currently distributed to our shareholders. This treatment substantially eliminates the “double taxation” at the corporate and shareholder levels that results generally from investment in a corporation. Rather, income generated by a REIT is generally taxed only at the shareholder level, upon a distribution of dividends by the REIT.

Even if we continue to qualify for taxation as a REIT, we will be subject to U.S. federal income taxation as follows:

•	We will be taxed at regular U.S. federal corporate rates on any undistributed income, including undistributed cashless income such as accrued but unpaid interest.

•	We may be subject to the “alternative minimum tax” on our items of tax preference, if any.

•	If we have net income from “prohibited transactions,” which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax. See “—Prohibited Transactions” and “—Foreclosure Property” below.

•	If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or from certain leasehold terminations as “foreclosure property,” we may thereby avoid (1) the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction) and (2) treating any income from such property as non-qualifying for purposes of the REIT gross income tests discussed below, provided however, that the gain from the sale of the property or net income from the operation of the property that would not otherwise qualify for the 75% income test but for the foreclosure property election will be subject to U.S. federal corporate income tax at the highest applicable rate (currently 35%).

•	If we fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a 100% tax on an amount equal to (1) the greater of (A) the amount by which we fail the 75% gross income test or (B) the amount by which we fail the 95% gross income test, as the case may be, multiplied by (2) a fraction intended to reflect profitability.

•	If we fail to satisfy any of the REIT asset tests, as described below, other than a failure of the 5% or 10% REIT asset tests that do not exceed a statutory de minimis amount as described more fully below, but our failure is due to reasonable cause and not due to willful neglect and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate (currently 35%) of the net income generated by the non-qualifying assets during the period in which we failed to satisfy the asset tests.

•	If we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a gross income or asset test requirement) and the violation is due to reasonable cause and not due to willful neglect, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.

•	If we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year and (3) any undistributed taxable income from prior periods (or the required distribution), we will be subject to a 4% excise tax on the excess of the required distribution over the sum of (A) the amounts actually distributed (taking into account excess distributions from prior years), plus (B) retained amounts on which income tax is paid at the corporate level.

•	We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of our shareholders, as described below in “—Requirements for Qualification as a REIT.”

•	A 100% excise tax may be imposed on some items of income and expense that are directly or constructively paid between us and any TRS and between any other TRSs we may own if and to the extent that the IRS successfully adjusts the reported amounts of these items because the reported amounts were not consistent with arm’s length amounts.

•	If we acquire appreciated assets from a corporation that is not a REIT in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the non-REIT corporation, we may be subject to tax on such appreciation at the highest corporate income tax rate then applicable if we subsequently recognize gain on a disposition of any such assets during the five-year period following their acquisition from the non-REIT corporation.

•	We may elect to retain and pay U.S. federal income tax on our net long-term capital gain. In that case, a shareholder would include its proportionate share of our undistributed long-term capital gain in its income (to the extent we make a timely designation of such gain to the shareholder), would be deemed to have paid the tax that it paid on such gain, and would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the shareholder’s basis in our common shares.

•	We may own subsidiaries that will elect to be treated as TRSs and we may hold investments through such TRSs, the earnings of which will be subject to U.S. federal corporate income tax.

•	We will generally be subject to tax on the portion of any excess inclusion income derived from an investment in residual interests in real estate mortgage investment conduits (“REMICs”) or “taxable mortgage pools” to the extent our stock is held in record name by specified tax exempt organizations not subject to tax on UBTI or non-U.S. sovereign investors.

In addition, we may be subject to a variety of taxes other than U.S. federal income tax, including state, local, and non-U.S. income, franchise property and other taxes.

Requirements for Qualification as a REIT

The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

(3)	that would be taxable as a domestic corporation but for its election to be subject to tax as a REIT under Sections 856 through 860 of the Code;

(4)	that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

(5)	commencing with its second REIT taxable year, the beneficial ownership of which is held by 100 or more persons during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months;

(6)	in which, during the last half of each taxable year, commencing with its second REIT taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer “individuals” as defined in the Code to include specified entities (the “5/50 Test”);

(7)	that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year that has not been terminated or revoked and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status;

(8)	that has no earnings and profits from any non-REIT taxable year at the close of any taxable year;

(9)	that uses the calendar year for U.S. federal income tax purposes and complies with the record keeping requirements of the Code and the Treasury Regulations promulgated thereunder; and

(10)	that meets other tests described below, including with respect to the nature of its income and assets and the amount of its distributions.

For purposes of condition (1), “directors” generally means persons treated as “directors” for purposes of the Investment Company Act, which we believe includes our Manager.  Our shares are generally freely transferable, and we believe that the restrictions on ownership and transfers of our shares do not prevent us from satisfying condition (2).  Although we are organized as a limited liability company, for U.S. federal income tax purposes we elected to be classified as a corporation in compliance with condition (3). We believe that the shares sold in this offering will allow us to timely comply with conditions (5) and (6). However, depending on the number of shareholders who subscribe for shares in this offering and the timing of subscriptions, we may need to conduct an additional offering of preferred shares to timely comply with (5). For purposes of determining stock ownership under condition (6) above, a supplemental unemployment compensation benefits plan, a private foundation and a portion of a trust permanently set aside or used exclusively for charitable purposes generally are each considered an individual. A trust that is a qualified trust under Code Section 401(a) generally is not considered an individual, and beneficiaries of a qualified trust are treated as holding shares of a REIT in proportion to their actuarial interests in the trust for purposes of condition (6) above. To monitor compliance with the share ownership requirements, we are generally required to maintain records regarding the actual ownership of our shares. Provided we comply with these record keeping requirements and that we would not otherwise have reason to believe we fail the 5/50 Test after exercising reasonable diligence, we will be deemed to have satisfied the 5/50 Test. In addition, our operating agreement provides restrictions regarding the ownership and transfer of our shares, which are intended to assist us in satisfying the share ownership requirements described above.

For purposes of condition (9) above, we will have used and will continue to use a calendar year for U.S. federal income tax purposes, and we intend to continue to comply with the applicable recordkeeping requirements.

Effect of Subsidiary Entities

Ownership of Partnership Interests

In the case of a REIT that is a partner in an entity that is treated as a partnership for U.S. federal income tax purposes, the REIT is deemed to own its proportionate share of the partnership’s assets and to earn its proportionate share of the partnership’s gross income based on its pro rata share of capital interests in the partnership for purposes of the asset and gross income tests applicable to REITs, as described below. However, solely for purposes of the 10% value test, described below, the determination of a REIT’s interest in partnership assets will be based on the REIT’s proportionate interest in any securities issued by the partnership, excluding for these purposes, certain excluded securities as described in the Code. For purposes of determining the amount of the REIT’s taxable income that must be distributed, or is subject to tax, the REIT’s share of partnership income is determined under the partnership tax provisions of the Code and will reflect any special allocations of income or loss that are not in proportion to capital interests. Income earned through partnerships retains its character for U.S. federal income tax purposes when allocated among its partners. We intend to obtain covenants from any partnerships in which we invest but do not control to operate in compliance with the REIT requirements, but we may not control any particular partnership into which we invest, and thus no assurance can be given that any such partnerships will not operate in a manner that causes us to fail an income or asset test requirement. In general, partnerships are not subject to U.S. federal income tax. However, under recently enacted rules that take effect for taxable years beginning after December 31, 2017, a partnership in which we invest may be required to pay the hypothetical increase in partner-level taxes resulting from an adjustment of partnership tax items on audit.

Disregarded Subsidiaries

If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary is disregarded for U.S. federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of the subsidiary are treated as assets, liabilities and items of income, deduction and credit of the REIT itself, including for purposes of the gross income and asset tests applicable to REITs, as summarized below. A qualified REIT subsidiary is any corporation, other than a TRS, that is wholly-owned by a REIT, by other disregarded subsidiaries of a REIT or by a combination of the two. Single member limited liability companies or other domestic unincorporated entities that are wholly-owned by a REIT are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT gross income and asset tests unless they elect TRS status. Disregarded subsidiaries, along with partnerships in which we hold an equity interest, are sometimes referred to herein as “pass-through subsidiaries.”

In the event that a disregarded subsidiary ceases to be wholly-owned by us (for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of ours), the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income tests applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the value or voting power of the outstanding securities of another corporation. See “—Asset Tests” and “—Gross Income Tests.”

Taxable REIT Subsidiaries

A REIT, in general, may jointly elect with a subsidiary corporation, whether or not wholly-owned, to treat the subsidiary corporation as a TRS. The separate existence of a TRS or other taxable corporation, unlike a disregarded subsidiary as discussed above, is not ignored for U.S. federal income tax purposes. Accordingly, such an entity would generally be subject to U.S. federal income tax on its taxable income, which may reduce the cash flow generated by us and our subsidiaries in the aggregate and our ability to make distributions to our shareholders.

A REIT is not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by the subsidiary is an asset in the hands of the REIT, and the REIT generally recognizes dividend income when it receives distributions of earnings from the subsidiary. This treatment can affect the gross income and asset test calculations that apply to the REIT, as described below. Because a parent REIT does not include the assets and income of its TRSs in determining the parent REIT’s compliance with the REIT requirements, such entities may be used by the parent REIT to undertake indirectly activities that the REIT rules might otherwise preclude the parent REIT from doing directly or through pass-through subsidiaries. If dividends are paid to us by one or more domestic TRSs we may own, then a portion of the dividends that we distribute to shareholders who are taxed at individual rates generally will be eligible for taxation at preferential qualified dividend income tax rates rather than at ordinary income rates. See “—Taxation of Taxable U.S. Shareholders” and “—Annual Distribution Requirements.”

We may hold certain investments through one or more TRSs, including property that we believe would be treated as held primarily for sale to customers in the ordinary course of our trade or business for U.S. federal income tax purposes and that cannot be sold within a statutory safe harbor to avoid the 100% tax on “prohibited transactions” that otherwise would apply to gain from the sale of such property. Generally, a TRS can perform impermissible tenant services without causing us to receive impermissible tenant services income from those services under the REIT income tests. A TRS may also engage in other activities that, if conducted by us other than through a TRS, could result in the receipt of non-qualified income or the ownership of non-qualified assets. However, several provisions regarding the arrangements between a REIT and its TRSs ensure that a TRS will be subject to an appropriate level of U.S. federal income taxation. For example, a TRS is limited in its ability to deduct interest payments made to us in excess of a certain amount. In addition, we will be obligated to pay a 100% penalty tax on some payments that we receive or certain other amounts or on certain expenses deducted by the TRS if the economic arrangements among us, our tenants and/or the TRS are not comparable to similar arrangements among unrelated parties. While we intend to manage the size of our TRSs and dividends from our TRSs in a manner that permits us to qualify as a REIT, it is possible that the equity investments appreciate to the point where our TRSs exceed the thresholds mandated by the REIT rules. In such cases, we could lose our REIT status if we are unable to satisfy certain exceptions for failing to satisfy the REIT income and asset tests. In any event, any earnings attributable to equity interests held in TRSs or origination activity conducted by TRSs will be subject to U.S. federal corporate income tax, and the amount of such taxes could be substantial.

To the extent we hold an interest in a non-U.S. TRS, we may be required to include our portion of its earnings in our income irrespective of whether or not such non-U.S. TRS has made any distributions. Any such income will not be qualifying income for purposes of the 75% gross income test and may not be qualifying income for purposes of the 95% gross income test.

Taxable Mortgage Pools

We may enter into transactions that could result in us being considered to own interests in one or more taxable mortgage pools. An entity, or a portion of an entity, is classified as a taxable mortgage pool under the Code if:

•	substantially all of its assets consist of debt obligations or interests in debt obligations;

•	more than 50% of those debt obligations are real estate mortgage loans or interests in real estate mortgage loans as of specified testing dates;

•	the entity has issued debt obligations that have two or more maturities; and

•	the payments required to be made by the entity on its debt obligations “bear a relationship” to the payments to be received by the entity on the debt obligations that it holds as assets.

A taxable mortgage pool generally is treated as a corporation for U.S. federal income tax purposes. However, special rules apply to a REIT, a portion of a REIT, or a qualified REIT subsidiary that is a taxable mortgage pool. If a REIT owns, directly or indirectly through one or more qualified REIT subsidiaries or other entities that are disregarded as a separate entity for U.S. federal income tax purposes, 100% of the equity interests in the taxable mortgage pool, the taxable mortgage pool will be a qualified REIT subsidiary and, therefore, ignored as an entity separate from the REIT for U.S. federal income tax purposes and would not generally affect the tax qualification of the REIT. Rather, the consequences of the taxable mortgage pool classification would generally, except as described below, be limited to the REIT’s shareholders. See “—Excess Inclusion Income.”

Certain Equity Investments and Kickers

We expect to hold certain equity investments (with rights to receive preferred economic returns) in entities treated as partnerships for U.S. federal income tax purposes and may hold “kickers” in entities treated as partnerships for U.S. federal income tax purposes (and may hold such a kicker outside of a TRS). When we hold investments treated as equity in partnerships, as discussed above, for purposes of the REIT income and asset tests we are required to include our proportionate share of the assets and income of the partnership, based on our share of partnership capital, as if we owned such share of the issuer’s assets directly. As a result, any non-qualifying income generated, or non-qualifying assets held, by the partnerships in which we hold such equity could jeopardize our compliance with the REIT income and asset tests. We intend to obtain covenants from our equity issuers (including a kicker issuer if the kicker is held outside of a TRS) to operate in compliance with the REIT requirements, but we generally will not control such issuers, and thus no assurance can be given that any such issuers will not operate in a manner that causes us to fail an income or asset test requirement. Moreover, at least one IRS internal memorandum would treat the preferred return on certain equity investments as interest income for purposes of the REIT income tests, which treatment would cause such amounts to be non-qualifying income for purposes of the 75% gross income test. Although we do not believe that interest income treatment is appropriate, and that analysis was not followed in subsequent IRS private letter rulings, the IRS could re-assert that position.

In some, or many, cases, the proper characterization of certain equity investments (with rights to receive preferred economic returns) as unsecured indebtedness or as equity for U.S. federal income tax purposes may be unclear. Characterization of such an equity investment as unsecured debt for U.S. federal income tax purposes would subject the investment to the various asset test limitations on investments in unsecured debt, and our preferred return would be treated as non-qualifying income for purposes of the 75% gross income test (but we would not have to include our share of the underlying assets and income of the issuer in our tests). Thus, if the IRS successfully challenged our characterization of an investment as equity for U.S. federal income tax purposes, or successfully treated a preferred return as interest income, we could fail an income or asset test. In that event, we could face substantial penalty taxes to cure the resulting violations, as described in “– Failure to Qualify” below, or, if we were deemed to have acted unreasonably in making the investment, lose our REIT status.

Gross Income Tests

In order to maintain our qualification as a REIT, we must annually satisfy two gross income tests. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions” and certain hedging and foreign currency transactions, must be derived from investments relating to real property or mortgages on real property, including “rents from real property,” dividends received from and gains from the disposition of other shares of REITs, interest income derived from mortgage loans secured by real property, and gains from the sale of real estate assets (other than certain debt instruments of publicly offered REITs), as well as income from certain kinds of temporary investments. Interest and gain on debt instruments issued by publicly offered REITs that are not secured by mortgages on real property or interests in real property are not qualifying income for purposes of the 75% income test. Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions and certain hedging and foreign currency transactions, must be derived from some combination of income that qualifies under the 75% income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property. For purposes of the 75% income test, gain from the sale or disposition of a debt instrument of publicly offered REITs that are not secured by mortgages on real property or interests in real property is non-qualifying income.

Rental Income

Rents we receive will qualify as rents from real property in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents received from a “related party tenant” will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a TRS and either (i) at least 90% of the property is leased to unrelated tenants and the rent paid by the TRS is substantially comparable to the rent paid by the unrelated tenants for comparable space, or (ii) the property leased is a “qualified lodging facility,” as defined in Section 856(d)(9)(D) of the Code, or a “qualified health care property,” as defined in Section 856(e)(6)(D)(i) of the Code, and certain other conditions are satisfied. A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.

Generally, for rents to qualify as rents from real property for the purpose of satisfying the gross income tests, we may provide directly only an insignificant amount of services, unless those services are “usually or customarily rendered” in connection with the rental of real property and not otherwise considered “rendered to the occupant.” Accordingly, we may not provide “impermissible services” to tenants (except through an independent contractor from whom we derive no revenue and that meets other requirements or through a TRS) without giving rise to “impermissible tenant service income.” Impermissible tenant service income is deemed to be at least 150% of the direct cost to us of providing the service. If the impermissible tenant service income exceeds 1% of our total income from a property, then all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant service income from a property does not exceed 1% of our total income from the property, the services will not disqualify any other income from the property that qualifies as rents from real property, but the impermissible tenant service income will not qualify as rents from real property.

We have not in the past, and do not anticipate in the future, deriving rents based in whole or in part on the income or profits of any person, rents from related party tenants, and/or rents attributable to personal property leased in connection with real property that exceeds 15% of the total rents from that property, in sufficient amounts to jeopardize our status as REIT. We also have not in the past and do not anticipate in the future, deriving impermissible tenant service income that exceeds 1% of our total income from any property if the treatment of the rents from such property as non-qualifying rents would jeopardize our status as a REIT.

Interest Income

Except as provided below, interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test to the extent that the obligation is secured by a mortgage on real property. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property and the highest outstanding balance of the loan during a taxable year exceeds the fair market value of the real property on the date of our commitment to make or purchase the mortgage loan, the interest income will be apportioned between the real property and the other property, and our income from the arrangement will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. With respect to loans to develop or improve real property, we are permitted to include as real property collateral for the foregoing apportionment purposes the sum of the fair market value of the undeveloped land plus the reasonably estimated cost of the improvements or developments (other than personal property) which will secure the loan and which are to be constructed from the proceeds of the loan. The failure of a loan to qualify as an obligation secured by a mortgage on real property within the meaning of the REIT rules could adversely affect our ability to qualify as a REIT. Notwithstanding the foregoing, a mortgage loan secured by both real property and personal property shall be treated as a wholly qualifying real estate asset (as discussed below under “ – Asset Tests”) and all interest shall be qualifying income for the purposes of the 75% income test if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property, even if the real property collateral value is less than the outstanding principal balance of the loan.

In the event a mortgage loan is modified, with the exception of loans secured by both real property and personal property in which the fair market value of the personal property does not exceed 15% of the total fair market value of all such property, we may be required to retest the loan under the apportionment rules discussed above by comparing the outstanding balance of the modified loan to the fair market value of the collateral real property at the time of modification.

Even if a loan is not secured by real property or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test.

To the extent that the terms of a loan provide for contingent interest that is based on the cash proceeds realized upon the sale of the property securing the loan (or a shared appreciation provision), income attributable to the participation feature will be treated as gain from sale of the underlying property for purposes of the income tests, and generally will be qualifying income for purposes of both the 75% and 95% gross income tests, provided that the property is not inventory or dealer property in the hands of the borrower or us.To the extent that we derive interest income from a loan where all or a portion of the amount of interest payable is contingent, such income generally will qualify for purposes of the gross income tests only if it is based upon the gross receipts or sales and not the net income or profits of any person. This limitation does not apply, however, to a mortgage loan where the borrower derives substantially all of its income from the property from the leasing of substantially all of its interest in the property to tenants, to the extent that the rental income derived by the borrower would qualify as rents from real property had it been earned directly by us.

Any amount includible in our gross income with respect to a regular or residual interest in a REMIC generally is treated as interest on an obligation secured by a mortgage on real property. If, however, less than 95% of the assets of a REMIC consists of real estate assets (determined as if we held such assets), we will be treated as receiving directly our proportionate share of the income of the REMIC for purposes of determining the amount that is treated as interest on an obligation secured by a mortgage on real property.

Among the assets we may hold are certain mezzanine loans secured by equity interests in a pass-through entity that directly or indirectly owns real property, rather than a direct mortgage on the real property. The IRS issued Revenue Procedure 2003-65, which provides a safe harbor pursuant to which a mezzanine loan, if it meets each of the requirements contained in the Revenue Procedure, will be treated by the IRS as a real estate asset for purposes of the REIT asset tests, and interest derived from it will be treated as qualifying mortgage interest for purposes of the 75% gross income test. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. Structuring a mezzanine loan to meet the requirements of the safe harbor may not always be practical, and the mezzanine loans that we acquire may not meet all of the requirements for reliance on this safe harbor. Hence, there can be no assurance that the IRS will not challenge the qualification of such assets as real estate assets or the interest generated by these loans as qualifying income under the 75% gross income test. To the extent we make corporate mezzanine loans or acquire other commercial real estate corporate debt, such loans will not qualify as real estate assets and interest income with respect to such loans will not be qualifying income for purposes of the 75% gross income test.

We may hold indirect participation interests in some loans, rather than direct ownership of the loan. The borrower on the underlying loan is typically not a party to the participation agreement. The performance of this investment depends upon the performance of the underlying loan and, if the underlying borrower defaults, the participant typically has no recourse against the originator of the loan. The originator often retains a senior position in the underlying loan and grants junior participations which absorb losses first in the event of a default by the borrower. We generally expect to treat our participation interests as an undivided ownership interest in the underlying loan, and thus as a qualifying real estate asset for purposes of the REIT asset tests that also generates qualifying mortgage interest for purposes of the 75% gross income test, to the extent that the loan underlying the participation is a qualifying real estate asset that generates qualifying income for such purposes. The appropriate treatment of participation interests for U.S. federal income tax purposes is not entirely certain, however, and no assurance can be given that the IRS will not challenge our treatment of our participation interests. In the event of a determination that such participation interests do not qualify as real estate assets, or that the income that we derive from such participation interests does not qualify as mortgage interest for purposes of the REIT asset and income tests, we could be subject to a penalty tax, or could fail to qualify as a REIT.

We expect that any mortgage backed securities that we invest in will be treated either as interests in a grantor trust or as interests in a REMIC for U.S. federal income tax purposes and that all interest income from such mortgage backed securities will be qualifying income for the 95% gross income test. In the case of mortgage backed securities treated as interests in grantor trusts, we would be treated as owning an undivided beneficial ownership interest in the mortgage loans held by the grantor trust. The interest on such mortgage loans, and any mortgage loans that we own directly, would be qualifying income for purposes of the 75% gross income test to the extent that the obligation is adequately secured by real property, as discussed above. In the case of mortgage backed securities treated as interests in a REMIC for U.S. federal income tax purposes, income derived from REMIC interests will generally be treated as qualifying income for purposes of the 75% and 95% gross income tests. However, if less than 95% of the assets of the REMIC are real estate assets, then only a proportionate part of our interest in the REMIC and income derived from the interest will qualify for purposes of the 75% gross income test. We expect that any interest income from mortgage backed securities that are not treated as an interest in a grantor trust or an interest in a REMIC will not be qualifying income for purposes of the 75% gross income test. Mortgage loans that may be held by a grantor trust or REMIC may not necessarily qualify as “real estate assets” for purposes of the REIT rules. As a result, it may be difficult, if not impossible, to determine whether income from certain CMBS investments will be qualifying 75% gross income. In addition, some REMIC securitizations include imbedded interest swap or cap contracts or other derivative instruments that potentially could produce non-qualifying income for the holder of the related REMIC securities.

Fee Income

Although not currently contemplated, we may receive various fees and expense reimbursements from borrowers in connection with originating loans. Fees that are for entering into agreements to make loans are qualifying income for both gross income tests. Other fees that are treated as “points” are treated as additional interest on the loan and are qualifying or non-qualifying based on whether the loan is a real estate asset. However, fees for services will not be qualifying income for purposes of both the 75% and 95% gross income tests. In addition, certain expense reimbursements received from the borrower, and even certain expenses paid by the borrower directly to a third party service provider, may result in non-qualifying income for both gross income tests to the extent such amounts are reimbursements for expenses that benefit us. Any fees earned by a TRS will not be included for purposes of the gross income tests but the use of a TRS to originate loans to avoid such non-qualifying income may increase the taxes paid by the TRS.

Dividend Income

We may receive material distributions from our TRSs. These distributions are generally classified as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions generally constitute qualifying income for purposes of the 95% gross income test, but not the 75% gross income test.

If we invest in an entity treated as a “passive investment foreign company” or “controlled foreign corporation” for U.S. federal income tax purposes, which could include a CDO investment, we could be required to include our portion of its earnings in our income prior to the receipt of any distributions. Any such income inclusions would not be treated as qualifying income for purposes of the 75% gross income test and may not be qualifying income for purposes of the 95% gross income test.

Sale-Leaseback Transactions

We may enter into sale-leaseback transactions. It is possible that the IRS could take the position that specific sale-leaseback transactions (or certain other leases) we treat as true leases are not true leases for U.S. federal income tax purposes but are, instead, financing arrangements or loans. Successful recharacterization of a sale-leaseback transaction (or any other lease) as a financing arrangement or loan could jeopardize our REIT status.

Treatment of Certain Debt Instruments as Equity

We may hold loans with relatively high loan-to-value ratios and/or high yields. Additionally, we may receive equity interests in our borrowers in connection with originating our loans. These features can cause a loan to be treated as equity for U.S. federal income tax purposes. Although we intend to structure each of our loans so that the loan should be respected as debt for U.S. federal income tax purposes, there can be no assurance that the IRS will not challenge our treatment of one or more of our loans as debt for U.S. federal income tax purposes. In the event the IRS were successful in such a challenge, all or a portion of the income from such loans could be viewed as guaranteed payments under the partnership tax rules, in which case such income may not be qualifying income for the REIT income tests, and in any event such income will likely be income from a prohibited transaction, which is excluded from the REIT income tests. As a result, such a recharacterization could adversely affect our ability to qualify as a REIT.

Phantom Income

Due to the nature of the assets in which we may invest, we may be required to recognize taxable income from those assets in advance of our receipt of cash flow on or proceeds from disposition of such assets, and may be required to report taxable income in early periods that exceeds the economic income ultimately realized on such assets. For example, we may originate debt instruments or mortgage backed securities at a discount from face value. To the extent we originate any instruments at a discount or purchase such instruments at a discount in connection with their original issuance, the discount will be “original issue discount” if it exceeds certain de minimis amounts, which must be accrued on a constant yield method even though we may not receive the corresponding cash payment until maturity. In such cases, the value of the equity interest would result in discount that must be accrued over the life of the loan. We may also acquire debt instruments that provide for interest that accrues or is payable in kind, in which case we will be required to include that income for tax purposes as it accrues rather than when it is paid in cash. To the extent we purchase debt instruments at a discount after their original issuance, the discount may represent “market discount.” Unlike original issue discount, market discount is not required to be included in income on a constant yield method. However, we will be required to treat a portion of any principal payments as ordinary income in an amount equal to the market discount that has accrued while we held the debt instrument. If we ultimately collect less on a debt instrument than our purchase price and any original issue discount or accrued market discount that we have included in income, there may be limitations on our ability to use any losses resulting from that debt instrument.

We may make loans that provide us with rights to participate in the appreciation of the collateral real property securing our debt instrument at specified times or that provide for other contingent payments based on the borrower’s performance. In circumstances where such equity features are part of the loan and not treated as a separate equity investment, we generally will be required to accrue for tax purposes the projected increase in the yield on the loan attributable to the participation feature or contingent payments over the term of the loan, even though we do not receive any cash attributable to the participation feature or contingent payments until some point in the future, if ever. In circumstances where our equity participation is structured as a separate interest from the loans, we will be required to allocate the amount we pay for the loan and the equity interest between those securities and, depending on the circumstances, such allocation may result in additional discount on the loan that must be accrued for tax purposes over the life of the loan (even though no corresponding cash payment is made until later).

We may also acquire debt instruments below par that are subsequently modified by agreement with the borrower. Under applicable Treasury Regulations, these modifications may be treated as a taxable event in which we exchange the old debt instrument for a new debt instrument, the value of which may be treated as equal to the face amount of the new debt instrument. Because our tax basis in such debt instruments may be substantially less than the face value, we could have significant income without any corresponding receipt of cash. Such a modification also may require us to retest the status of the modified loan for purposes of determining whether the loan is fully secured by real property.

In addition, in the event that any debt instruments acquired by us are delinquent as to mandatory principal and interest payments, or in the event payments with respect to a particular debt instrument are not made when due, we may nonetheless be required to continue to accrue the unpaid interest as taxable income.

Finally, we may be required under the terms of our indebtedness to use cash received from interest payments to make nondeductible principal payments on that indebtedness, with the effect of recognizing income but not having a corresponding amount of cash available for distribution to our shareholders.

Due to each of these potential timing differences between income recognition or expense deduction and cash receipts or disbursements, there is a significant risk that we may have substantial taxable income in excess of cash available for distribution. In that event, we may need to borrow funds or take other action to satisfy the REIT distribution requirements for the taxable year in which this “phantom income” is recognized. See “—Annual Distribution Requirements.”

Failure to Satisfy the Gross Income Tests

We monitor our sources of income, including any non-qualifying income received by us, and manage our assets so as to ensure our compliance with the gross income tests. We cannot assure you, however, that we will be able to satisfy the gross income tests. If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify as a REIT for the year if we are entitled to relief under applicable provisions of the Code. These relief provisions will generally be available if our failure to meet these tests was due to reasonable cause and not due to willful neglect and, following the identification of such failure, we set forth a description of each item of our gross income that satisfies the gross income tests in a schedule for the taxable year filed in accordance with the Treasury Regulations. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances involving us, we will not qualify as a REIT. As discussed above under “—Taxation of REITs in General,” even where these relief provisions apply, a tax would be imposed upon the profit attributable to the amount by which we fail to satisfy the particular gross income test.

Asset Tests

At the close of each calendar quarter, we must also satisfy five tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by some combination of “real estate assets,” cash, cash items and U.S. Government securities. For this purpose, real estate assets include interests in real property (such as land, buildings, leasehold interests in real property and personal property leased with real property if the rents attributable to the personal property would be rents from real property under the income tests discussed above), interests in mortgages on real property or on interests in real property, mortgage loans secured by real property, certain mezzanine loans and mortgage-backed securities as described below, shares in other qualifying REITs, debt instruments issued by publicly offered REITs, and stock or debt instruments held for less than one year purchased with the proceeds from an offering of shares of our stock or certain debt. Second, not more than 25% of our assets may be represented by securities other than those in the 75% asset class. Third, assets that do not qualify for purposes of the 75% test and that are not securities of our TRSs are subject to the additional following asset tests: (i) the value of any one issuer’s securities owned by us may not exceed 5% of the value of our gross assets, and (ii) we generally may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. Fourth, the aggregate value of all securities of TRSs held by us may not exceed 25% (for taxable years beginning before January 1, 2018) or 20% (for taxable years beginning on or after January 1, 2018) of the value of our gross assets. Fifth, not more than 25% of the value of our gross assets may be represented by debt instruments of publicly offered REITs that are not secured by mortgages on real property or interests in real property.

Securities for purposes of the asset tests may include debt securities that are not fully secured by a mortgage on real property (or treated as such). However, the 10% value test does not apply to certain “straight debt” and other excluded securities, as described in the Code, including any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, (1) a REIT’s interest as a partner in a partnership is not considered a security for purposes of applying the 10% value test; (2) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership’s gross income is derived from sources that would qualify for the 75% REIT gross income test; and (3) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership to the extent of the REIT’s interest as a partner in the partnership.

For purposes of the 10% value test, “straight debt” means a written unconditional promise to pay on demand on a specified date a sum certain in money if (1) the debt is not convertible, directly or indirectly, into stock and (2) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors other than certain contingencies relating to the timing and amount of principal and interest payments, as described in the Code. In the case of an issuer which is a corporation or a partnership, securities that otherwise would be considered straight debt will not be so considered if we, and any of our “controlled taxable REIT subsidiaries” as defined in the Code, hold any securities of the corporate or partnership issuer which (A) are not straight debt or other excluded securities (prior to the application of this rule), and (B) have an aggregate value greater than 1% of the issuer’s outstanding securities (including, for the purposes of a partnership issuer, our interest as a partner in the partnership). As a result, the straight debt exception would not be available to us with respect to a loan where we also hold an equity participation in the borrower through a TRS.

Except as provided below, a real estate mortgage loan that we own generally will be treated as a real estate asset for purposes of the 75% REIT asset test if, on the date that we acquire or originate the mortgage loan, the value of the real property securing the loan is equal to or greater than the principal amount of the loan. Existing IRS guidance provides that certain rules described above that are applicable to the gross income tests may apply to determine what portion of a mortgage loan will be treated as a real estate asset if the mortgage loan is secured both by real property and other assets. Under special guidance issued by the IRS, if the value of the mortgage loan exceeds the greater of the current value of the real property securing the loan and the value of the real property securing the loan at the time we committed to acquire the loan, such excess will not be a qualifying real estate asset. Furthermore, we may be required to retest modified loans to determine if the modified loan is adequately secured by real property as of the modification date if the modification results in a taxable exchange. However, under special guidance issued by the IRS, if a loan modification occurred as a result of default or we reasonably believed that there was a significant risk of default and the modification reduced such risk, we generally would not be required to retest such modified loan. Notwithstanding the foregoing, as discussed above under “ – Gross Income Tests – Interest Income,” a mortgage loan secured by both real property and personal property shall be treated as a wholly qualifying real estate asset if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property, even if the real property collateral is less than the outstanding principal balance on the loan.

As discussed above under “—Gross Income Tests,” certain loans that we might originate could be at risk of being treated as equity interests in the borrower for U.S. federal income tax purposes. In such cases, we would likely be treated as owning our proportionate share of the borrower’s assets (if the borrower is a pass-through entity) or as owning corporate stock (if the borrower is a corporation), which could adversely affect our ability to comply with the asset tests.

As discussed above under “—Gross Income Tests,” there may be circumstances in which our mezzanine loans do not comply with the safe harbor under Revenue Procedure 2003-65. To the extent that any of our mezzanine loans do not meet all of the requirements for reliance on the safe harbor set forth in the Revenue Procedure, such loans may not be real estate assets and could adversely affect our REIT status.

As discussed above under “—Gross Income Tests,” participation interests in loans that we acquire may not be treated as direct interests in the underlying mortgage loan, which may cause the participation interest to not qualify as a real estate asset. While we intend that any such participation interests will be structured in a manner so as to be treated for REIT purposes as equivalent to a direct interest in the loan, and therefore, as a real estate asset, there can be no guarantee that such treatment is respected by the IRS.

Regular or residual interests in REMICs are generally treated as a real estate asset. If, however, less than 95% of the assets of a REMIC consists of real estate assets (determined as if we held such assets), we will be treated as owning our proportionate share of the assets of the REMIC. The IRS has issued guidance providing that, among other things, if a REIT holds a regular or residual interest in an “eligible REMIC” that informs the REIT that at least 80% of the REMIC’s assets constitute real estate assets, then the REIT may treat 80% of the value of the interest in the REMIC as a real estate asset for the purpose of the REIT asset tests. The remaining 20% of the value of the REIT’s interest in the REMIC would not qualify as a real estate asset for purposes of the REIT asset tests and could adversely affect our ability to qualify as a REIT. In the case of interests in grantor trusts, we will be treated as owning an undivided beneficial interest in the mortgage loans held by the grantor trust. Such mortgage loans will generally qualify as real estate assets for purposes of the 75% asset test to the extent they are secured by real property. Investments in mortgage backed securities that are not interests in a grantor trust or REMIC or government securities will not be treated as qualifying assets for purposes of the 75% asset test and will be subject to the 5% asset test, the 10% value test, the 10% vote test and the 25% securities test described above.

We may enter into repurchase agreements under which we will nominally sell certain of our assets to a counterparty and simultaneously enter into an agreement to repurchase the sold assets. We generally believe that we will be treated for U.S. federal income tax purposes as the owner of the assets that are the subject of any such repurchase agreement and the repurchase agreement will be treated as a secured lending transaction notwithstanding that we may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could successfully assert that we did not own the assets during the term of the repurchase agreement, which could impact our REIT status.

We believe that our assets and loan holdings have complied or will comply with the above asset tests commencing with the close of our first calendar quarter and that we can operate so that we can continue to comply with those tests. However, our ability to satisfy these asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. For example, we may hold significant assets through our TRSs, and we cannot provide any assurance that the IRS will not disagree with our determinations.

Failure to Satisfy Asset Tests

After initially meeting the asset tests at the close of any quarter, we will not lose our qualification as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy the asset tests because we acquire assets during a quarter, we can cure this failure by disposing of sufficient non-qualifying assets within 30 days after the close of that quarter. If we fail the 5% asset test, or the 10% vote or value asset tests at the end of any quarter and such failure is not cured within 30 days thereafter, we may dispose of sufficient assets (generally within six months after the last day of the quarter in which the identification of the failure to satisfy these asset tests occurred) to cure such a violation that does not exceed the lesser of 1% of our assets at the end of the relevant quarter or $10.0 million. If we fail any of the other asset tests or our failure of the 5% and 10% asset tests is in excess of the de minimis amount described above, as long as such failure was due to reasonable cause and not willful neglect, we are permitted to avoid disqualification as a REIT, after the 30 day cure period, by taking steps, including the disposition of sufficient assets to meet the asset test (generally within six months after the last day of the quarter in which we identified the failure to satisfy the REIT asset test) and paying a tax equal to the greater of $50,000 or the highest corporate income tax rate (currently 35%) of the net income generated by the non-qualifying assets during the period in which we failed to satisfy the asset test.

Hedging Transactions

We may enter into hedging transactions with respect to one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swap agreements, interest rate cap agreements, options, forward rate agreements or similar financial instruments. Except to the extent provided by Treasury Regulations, any income from a hedging transaction, including gain from the sale or disposition of such a transaction, will not constitute gross income for purposes of the 75% or 95% gross income test if (i) we enter into the hedging transaction in the normal course of business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets and the hedge is clearly identified as specified in Treasury Regulations before the close of the day on which it was acquired, originated, or entered into, (ii) we enter into the hedging transaction primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income tests or (iii) we enter into the hedging transaction that hedges against transactions described in clause (i) or (ii) and is entered into in connection with the extinguishment of debt or sale of property that are being hedged against by the transactions described in clauses (i) or (ii) and the hedge complies with certain identification requirements. To the extent that we enter into other types of hedging transactions, including hedges of interest rates on any debt we acquire as assets, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the 75% and 95% gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize its qualification as a REIT, but there can be no assurance that we will be successful in this regard.

Annual Distribution Requirements

In order to qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our shareholders in an amount at least equal to:

(a)	the sum of:

•	90% of our “REIT taxable income” (computed without regard to its deduction for dividends paid and its net capital gains); and

•	90% of the net income (after tax), if any, from foreclosure property (as described below); minus

(b)	the sum of specified items of non-cash income that exceeds a percentage of our income.

These distributions must be paid in the taxable year to which they relate or in the following taxable year if such distributions are declared in October, November or December of the taxable year, are payable to shareholders of record on a specified date in any such month and are actually paid before the end of January of the following year. Such distributions are treated as both paid by us and received by each shareholder on December 31 of the year in which they are declared. In addition, at our election, a distribution for a taxable year may be declared before we timely file our tax return for the year and be paid with or before the first regular dividend payment after such declaration, provided that such payment is made during the 12-month period following the close of such taxable year. These distributions are taxable to our shareholders in the year in which paid, even though the distributions relate to our prior taxable year for purposes of the 90% distribution requirement.

In order for distributions to be counted towards our distribution requirement and to give rise to a tax deduction by us, they must not be “preferential dividends.” A dividend is not a preferential dividend if it is pro rata among all outstanding shares of stock within a particular class and is in accordance with the preferences among different classes of stock as set forth in the organizational documents. To avoid paying preferential dividends, we must treat every shareholder of the class of shares with respect to which we make a distribution the same as every other shareholder of that class, and we must not treat any class of shares other than according to its dividend rights as a class. Under certain technical rules governing deficiency dividends, we could lose our ability to cure an under-distribution in a year with a subsequent year deficiency dividend if we pay preferential dividends. Preferential dividends potentially include “dividend equivalent redemptions.” Accordingly, we intend to pay dividends pro rata within each class, and to abide by the rights and preferences of each class of our shares if there is more than one, and will seek to avoid dividend equivalent redemptions. (See “— Taxation of U.S. Shareholders — Redemptions of Common Shares” below for a discussion of when redemptions are dividend equivalent and measures we intend to take to avoid them.) If, however, we qualify as a “publicly offered REIT” (within the meaning of Section 562(c) of the Code) in the future, the preferential dividend rules will cease to apply to us. In addition, the IRS is authorized to provide alternative remedies to cure a failure to comply with the preferential dividend rules, but as of the date hereof, no such authorized procedures have been promulgated.

To the extent that we distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be subject to tax at ordinary U.S. federal corporate tax rates on the retained portion. In addition, we may elect to retain, rather than distribute, our net long-term capital gains and pay tax on such gains. In this case, we could elect to have our shareholders include their proportionate share of such undistributed long-term capital gains in income and receive a corresponding credit or refund, as the case may be, for their proportionate share of the tax paid by us. Our shareholders would then increase the adjusted basis of their stock in us by the difference between the designated amounts included in their long-term capital gains and the tax deemed paid with respect to their proportionate shares.

If we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year and (3) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed (taking into account excess distributions from prior periods) and (y) the amounts of income retained on which we have paid corporate income tax. We intend to continue to make timely distributions so that we are not subject to the 4% excise tax.

It is possible that we, from time to time, may not have sufficient cash from operations to meet the distribution requirements, for example, due to timing differences between the actual receipt of cash and the inclusion of the corresponding items in income by us for U.S. federal income tax purposes prior to receipt of such income in cash or non-deductible expenditures. See “ – Gross Income Tests – Phantom Income” above. In the event that such shortfalls occur, to meet our distribution requirements it might be necessary to arrange for short-term, or possibly long-term, borrowings, use cash reserves, liquidate non-cash assets at rates or times that we regard as unfavorable or pay dividends in the form of taxable stock dividends. In the case of a taxable stock dividend, shareholders would be required to include the dividend as income and would be required to satisfy the tax liability associated with the distribution with cash from other sources.

We may be able to rectify a failure to meet the distribution requirements for a year by paying “deficiency dividends” to shareholders in a later year, which may be included in our deduction for dividends paid for the earlier year. In this case, we may be able to avoid losing our qualification as a REIT or being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.

In the event that we undertake a transaction (such as a tax-free merger) in which we succeed to earnings and profits of a taxable corporation, in addition to the distribution requirements above we also must distribute such non-REIT earnings and profits to our shareholders by the close the taxable year of the transaction. Such additional dividends are not deductible against our REIT taxable income. We may be able to rectify a failure to distribute any such non-REIT earnings and profits by making distributions in a later year comparable to deficiency dividends noted above and paying an interest charge.

Liquidating distributions generally will be treated as dividends for purposes of the above rules to the extent of current earnings and profits in the year paid provided we complete our liquidation within 24 months following our adoption of a plan of liquidation. Compliance with this 24 month requirement could require us to sell assets at unattractive prices, distribute unsold assets to a “liquidating trust” for the benefit of our shareholders, or terminate our status as a REIT. The U.S. federal income tax treatment of a beneficial interest in a liquidating trust would vary significantly from the U.S. federal income treatment of ownership of our shares.

Excess Inclusion Income

If we directly or indirectly acquire a residual interest in a REMIC or equity interests in a taxable mortgage pool, a portion of our income from such arrangements may be treated as “excess inclusion income.” See “—Effect of Subsidiary Entities—Taxable Mortgage Pools.” We are required to allocate any excess inclusion income to our shareholders in proportion to their dividends. We would be subject to U.S. corporate tax to the extent of any excess inclusion income from the REMIC residual interest or taxable mortgage pool that is allocable to the percentage of our shares held in record name by “disqualified organizations,” which are generally certain cooperatives, governmental entities and tax-exempt organizations that are exempt from tax on unrelated business taxable income. Our operating agreement allows us to deduct such taxes from the distributions otherwise payable to the responsible disqualified organizations. Because this tax would be imposed on the Company, however, unless we can recover the tax out of distributions to the disqualified holders, all of our investors, including investors that are not disqualified organizations, would bear a portion of the tax cost associated with the classification of the Company or a portion of our assets as a taxable mortgage pool.

Shareholders who are not disqualified organizations will have to treat our dividends as excess inclusion income to the extent of their allocable shares of our excess inclusion income. This income cannot be offset by net operating losses of our shareholders. If the shareholder is a tax-exempt entity and not a disqualified organization, then this income is fully taxable as UBTI under Section 512 of the Code. If the shareholder is a foreign person, it would be subject to U.S. federal income tax withholding on this income without reduction or exemption pursuant to any otherwise applicable income tax treaty. If the shareholder is a REIT, a regulated investment company, common trust fund or other pass-through entity, the shareholder’s allocable share of our excess inclusion income could be considered excess inclusion income of such entity.

Prohibited Transactions

Net income we derive from a prohibited transaction outside of a TRS is subject to a 100% tax unless the transaction qualifies for a statutory safe harbor discussed below. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property) that is held as inventory or primarily for sale to customers, in the ordinary course of a trade or business by a REIT. For purposes of this 100% tax, income earned from a shared appreciation provision in a mortgage loan (see below) is treated as if the REIT sold an interest in the underlying property (thus subjecting such income to 100% tax if we hold the shared appreciation mortgage outside of a TRS and the underlying property is inventory or held for sale). The 100% tax will not apply to gains from the sale of property held through a TRS or other taxable corporations (which are taxed at regular corporate rates). Thus, we conduct our operations so that loans or other assets owned by us (or assets that are the subject of a shared appreciation provision that we own) that are inventory or held primarily for sale to customers in the ordinary course of business are held through a TRS. However, whether property is held as inventory or “primarily for sale to customers in the ordinary course of a trade or business” depends on the particular facts and circumstances, and no assurance can be given that we will be successful in isolating all investments subject to the 100% tax in our TRSs or that we will not engage in prohibited transactions outside of our TRSs. With respect to kickers treated as equity for U.S. federal income tax purposes, as well as any loans treated as equity interests in our borrowers for U.S. federal income tax purposes (see, “—Gross Income Tests—Treatment of Certain Debt Instruments as Equity”), our income from such interests may be income from a prohibited transaction subject to the 100% tax if the underlying real property is treated as held as inventory or primarily for sale to customers.

With respect to our equity investments, our opportunistic business strategy includes investments that risk being characterized as investments in properties held primarily for sale to customers in the ordinary course of a trade or business. Thus, we intend to comply with the statutory safe harbor when selling properties outside of a TRS (or when our joint ventures sell properties outside of a TRS) that we believe might reasonably be characterized as held primarily for sale to customers in the ordinary course of a trade or business for U.S. federal income tax purposes, but compliance with the safe harbor may not always be practical. Moreover, because the determination of whether property is held primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances, the IRS or a court might disagree with our determination that any particular property was not so held and therefore assert that a non-safe harbored sale of such property was subject to the 100% penalty tax on the gain from the disposition of the property. One of the factors considered by the courts in determining whether a taxpayer held property primarily for sale to customers in the ordinary course of a trade or business is the frequency and continuity of sales. While the 100% tax will not apply to a safe-harbored sale, safe-harbored sales generally would be taken into account in assessing the frequency and continuity of our sales activity for purposes of analyzing sales outside of the safe harbor.

The potential application of the prohibited transactions tax could cause us to forego potential dispositions of other property or to forego other opportunities that might otherwise be attractive to us (such as developing property for sale), or to undertake such dispositions or other opportunities through a TRS, which would generally result in corporate income taxes being incurred. The amount of such TRS taxes could be substantial.

Foreclosure Property

Foreclosure property is real property and any personal property incident to such real property (1) that is acquired by a REIT as a result of the REIT having bid on the property at foreclosure or having otherwise reduced the property to ownership or possession by agreement or process of law after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (2) for which the related loan or lease was acquired by the REIT at a time when default was not imminent or anticipated and (3) for which such REIT makes a proper election to treat the property as foreclosure property. REITs generally are subject to tax at the maximum U.S. federal corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election is in effect will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or property held for sale in the hands of the selling REIT.

Shared Appreciation Mortgages/Equity Participations

In connection with our acquisition and/or origination of loans, we could obtain rights to share in the appreciation of the underlying collateral real property securing the mortgage loan. These participation features may be structured as “shared appreciation provisions” that are in connection with the loan itself or as a severable contingent right on the collateral. The participation features are sometimes referred to as “kickers.” To the extent the shared appreciation provision is in connection with the loan secured by real property, any income derived from the shared appreciation provision will be treated as gain from the sale of the collateral property for REIT income test purposes and for purposes of determining whether such income is income from a prohibited transaction. However, this treatment will not impact the character of the shared appreciation payment as contingent interest for other tax purposes. To the extent a participation feature is structured as a severable contingent right in the collateral property, or otherwise does not meet the definition of “shared appreciation provision,” we may either be treated as owning an equity interest in the collateral property for the REIT income and asset tests or as holding a loan that provides for interest based on net profits, which would not be qualifying income for both the 75% and 95% REIT income tests. We may hold severable contingent rights through a TRS, in which case they will be subject to corporate tax but will not generate non-qualifying income (except to the extent of TRS dividends for the 75% income test) or non-qualifying assets (except to the extent of the additional value in the TRS stock).

Failure to Qualify

In the event that we violate a provision of the Code that would result in our failure to qualify as a REIT, we may nevertheless continue to qualify as a REIT under specified relief provisions available to us to avoid such disqualification if (i) the violation is due to reasonable cause and not due to willful neglect, (ii) we pay a penalty of $50,000 for each failure to satisfy a requirement for qualification as a REIT and (iii) the violation does not include a violation under the gross income or asset tests described above (for which other specified relief provisions are available). This cure provision reduces the instances that could lead to our disqualification as a REIT for violations due to reasonable cause. If we fail to qualify for taxation as a REIT in any taxable year and none of the relief provisions of the Code apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to our shareholders in any year in which we are not a REIT will not be deductible by us, nor will they be required to be made. In this situation, to the extent of current or accumulated earnings and profits, and, subject to limitations of the Code, distributions to our shareholders will generally be taxable in the case of U.S. shareholders (as defined above) who are individuals at a maximum rate of 20%, and dividends in the hands of our corporate U.S. shareholders may be eligible for the dividends received deduction. Unless we are entitled to relief under the specific statutory provisions, we will also be disqualified from re-electing to be taxed as a REIT for the four taxable years following a year during which qualification was lost. It is not possible to state whether, in all circumstances, we will be entitled to statutory relief.

Taxation of Taxable U.S. Shareholders

This section summarizes the taxation of U.S. shareholders that are not tax exempt organizations.

Distributions

Provided that we qualify as a REIT, distributions made to our taxable U.S. shareholders out of our current or accumulated earnings and profits, and not designated as capital gain dividends, will generally be taken into account by them as ordinary dividend income and will not be eligible for the dividends received deduction for corporations. Dividends received from REITs are generally not eligible to be taxed at the preferential qualified dividend income rates applicable to individual U.S. shareholders who receive dividends from taxable subchapter C corporations. As discussed above, if we realize excess inclusion income from a residual interest in REMIC or a taxable mortgage pool and allocate such excess inclusion income to a taxable U.S. shareholder, that income cannot be offset by net operating losses of such shareholder.

Distributions from us that are designated as capital gain dividends will be taxed to U.S. shareholders as long-term capital gains, to the extent that they do not exceed our actual net capital gain for the taxable year, without regard to the period for which the U.S. shareholder has held our stock. To the extent that we elect under the applicable provisions of the Code to retain our net capital gains, U.S. shareholders will be treated as having received, for U.S. federal income tax purposes, our undistributed capital gains as well as a corresponding credit or refund, as the case may be, for taxes paid by us on such retained capital gains. U.S. shareholders will increase their adjusted tax basis in our common shares by the difference between their allocable share of such retained capital gain and their share of the tax paid by us. Corporate U.S. shareholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum U.S. federal rates of 20% in the case of U.S. shareholders who are individuals and 35% for corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months generally are subject to a 25% maximum U.S. federal income tax rate for U.S. shareholders who are individuals, to the extent of previously claimed depreciation deductions.

Distributions from us in excess of our current or accumulated earnings and profits will not be taxable to a U.S. shareholder to the extent that they do not exceed the adjusted tax basis of the U.S. shareholder’s common shares in respect of which the distributions were made, but rather will reduce the adjusted tax basis of these shares. To the extent that such distributions exceed the adjusted tax basis of a U.S. shareholder’s common shares, they will be treated as gain from the disposition of the shares and thus will be included in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less.

To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that must be made in order to comply with the REIT distribution requirements. See “—Taxation of The Company” and “—Annual Distribution Requirements.” Such losses, however, are not passed through to U.S. shareholders and do not offset income of U.S. shareholders from other sources, nor do they affect the character of any distributions that are actually made by us.

Dispositions of Our Common Shares

In general, capital gains recognized by individuals and other non-corporate U.S. shareholders upon the sale or disposition of shares of our common shares will be subject to a maximum U.S. federal income tax rate of 20%, if such shares were held for more than one year, and will be taxed at ordinary income rates (of up to 39.6%) if such shares were held for one year or less. Gains recognized by U.S. shareholders that are corporations are subject to U.S. federal income tax at a maximum rate of 35%, whether or not classified as long-term capital gains.

Capital losses recognized by a U.S. shareholder upon the disposition of our common shares held for more than one year at the time of disposition will be considered long-term capital losses (or short-term capital losses if the shares have not been held for more than one year), and are generally available only to offset capital gain income of the U.S. shareholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of our common shares by a U.S. shareholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions received from us that were required to be treated by the U.S. shareholder as long-term capital gain.

Redemptions of Common Shares

A redemption of shares will be treated under Section 302 of the Code as a taxable distribution unless the redemption satisfies one of the tests set forth in Section 302(b) of the Code enabling the redemption to be treated as a sale or exchange of the redeemed shares. A redemption that is not treated as a sale or exchange will be taxed in the same manner as regular distributions (e.g., ordinary dividend income to the extent paid out of earnings and profits unless properly designated as a capital gain dividend), and a redemption treated as a sale or exchange will be taxed in the same manner as other taxable sales discussed above.

The redemption will be treated as a sale or exchange if it (i) is “substantially disproportionate” with respect to the shareholder, (ii) results in a “complete termination” of the shareholder’s interest in us, or (iii) is “not essentially equivalent to a dividend” with respect to the shareholder, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests have been met, shares considered to be owned by the shareholder by reason of certain constructive ownership rules set forth in the Code, as well as shares actually owned, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code is satisfied with respect to any particular redemption will depend upon the facts and circumstances as of the time the determination is made and the constructive ownership rules are complicated, prospective shareholders are advised to consult their own tax advisers to determine such tax treatment.

If a redemption of shares is treated as a distribution that is taxable as a dividend, the amount of the distribution would be measured by the amount of cash and the fair market value of the property received by the redeeming shareholder. In addition, although guidance is sparse, the IRS could take the position that shareholders who do not participate in any redemption treated as a dividend should be treated as receiving a constructive stock distribution taxable as a dividend in the amount of the increased percentage ownership in us as a result of the redemption, even though such shareholder did not actually receive cash or other property as a result of such redemption. The amount of any such constructive dividend would be added to the non-redeeming shareholder’s basis in his shares. It also is possible that under certain technical rules relating to the deduction for dividends paid, the IRS could take the position that redemptions taxed as dividends impair our ability to satisfy our distribution requirements under the Code. To avoid certain issues related to our ability to comply with the REIT distribution requirements (see “— Qualification as a REIT — Annual Distribution Requirements”), we have implemented procedures designed to track our shareholders’ percentage interests in our common shares and identify any such dividend equivalent redemptions, and we will decline to effect a redemption to the extent that we believe that it would constitute a dividend equivalent redemption. However, we cannot assure you that we will be successful in preventing all dividend equivalent redemptions.

Liquidating Distributions

Once we have adopted (or are deemed to have adopted) a plan of liquidation for U.S. federal income tax purposes, liquidating distributions received by a U.S. shareholder with respect to our common shares will be treated first as a recovery of the shareholder’s basis in the shares (computed separately for each block of shares) and thereafter as gain from the disposition of our common shares. In general, the U.S. federal income tax rules applicable to REITs require us to complete our liquidation within 24 months following our adoption of a plan of liquidation. Compliance with this 24 month requirement could require us to distribute unsold assets to a “liquidating trust. ” Each shareholder would be treated as receiving a liquidating distribution equal to the value of the liquidating trust interests received by the shareholder. The U.S. federal income tax treatment of ownership an interest in any such liquidating trust would differ materially from the U.S. federal income tax treatment of an investment in our shares.

Medicare Tax on Unearned Income

U.S. shareholders that are individuals, estates or trusts may be required to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock. U.S. shareholders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our common shares.

Taxation of Tax Exempt U.S. Shareholders

U.S. tax exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their UBTI. While many investments in real estate may generate UBTI, the IRS has ruled that regular distributions from a REIT to a tax exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax exempt U.S. shareholder has not held our common shares as “debt financed property” within the meaning of the Code (that is, where the acquisition or holding of the property is financed through a borrowing by the tax exempt shareholder) and (2) we do not hold REMIC residual interests or interests in a taxable mortgage pool that gives rise to “excess inclusion income,” distributions from us and income from the sale of our common shares generally should not give rise to UBTI to a tax exempt U.S. shareholder. Excess inclusion income from REMIC residual interests or interests in a taxable mortgage pool, if any, that we allocate to a tax-exempt U.S. shareholder will be treated as UBTI (or, in the case of a disqualified organization, taxable to us). See “Excess Inclusion Income.”

Tax exempt U.S. shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, are subject to different UBTI rules, which generally will require them to characterize distributions from us as UBTI.

A pension trust (1) that is described in Section 401(a) of the Code, (2) is tax exempt under Section 501(a) of the Code, and (3) that owns more than 10% of our stock could be required to treat a percentage of the dividends from us as UBTI if we are a “pension-held REIT.” We will not be a pension-held REIT unless (1) either (A) one pension trust owns more than 25% of the value of our stock, or (B) a group of pension trusts, each individually holding more than 10% of the value of our stock, collectively owns more than 50% of such stock; and (2) we would not have satisfied the 5/50 Test but for a special rule that permits us to “look-through” such trusts to the ultimate beneficial owners of such trusts in applying the 5/50 Test.

In general, the U.S. federal income tax rules applicable to REITs require us to complete our liquidation within 24 months following our adoption of a plan of liquidation. Compliance with this 24 month requirement could require us to distribute unsold assets to a liquidating trust. The U.S. federal income tax treatment of ownership an interest in any such liquidating trust would differ materially from the U.S. federal income tax treatment of an investment in our stock, including the potential incurrence of income treated as UBTI.

Tax exempt U.S. shareholders are urged to consult their tax advisors regarding the U.S. federal, state, local and non-U.S. tax consequences of owning our common shares.

Taxation of Non-U.S. Shareholders

General

In general, non-U.S. shareholders are not considered to be engaged in a U.S. trade or business solely as a result of their ownership of our common shares. In cases where a non-U.S. shareholder’s investment in our common shares is, or is treated as, effectively connected with the non-U.S. shareholder’s conduct of a U.S. trade or business, dividend income received in respect of our common shares and gain from the sale of our common shares generally is “effectively connected income” (“ECI”) subject to U.S. federal income tax at graduated rates in the same manner as if the non-U.S. shareholder were a U.S. shareholder, and such dividend income may also be subject to the 30% branch profits tax (subject to possible reduction under a treaty) on the income after the application of the income tax in the case of a non-U.S. shareholder that is a corporation. Additionally, non-U.S. shareholders that are nonresident alien individuals who are present in the U.S. for 183 days or more during the taxable year and have a “tax home” in the U.S. are subject to a 30% withholding tax on their capital gains. The remaining discussion below assumes the dividends and gain generated in respect of our common shares is not effectively connected to a U.S. trade or business of the non-U.S. shareholder and that the non-U.S. shareholder is not present in the U.S. for more than 183 days during any taxable year.

FIRPTA

Under the Foreign Investment in Real Property Tax Act (“FIRPTA”), gains from U.S. real property interests (“USRPIs”) are generally treated as ECI subject to U.S. federal income tax at graduated rates in the same manner as if the non-U.S. shareholder were a U.S. shareholder (and potentially branch profits tax to non-U.S. corporations), and will generate return filing obligations in the United States for such non-U.S. shareholders. USRPIs for purposes of FIRPTA generally include interests in real property located in the United States and loans that provide the lender with a participation in the profits, gains, appreciation (or similar arrangements) of real property located in the United States. Loans secured by real property located in the United States that do not provide the lender with a participation in profits, gains, appreciation (or similar arrangements) of the real property are generally not treated as USRPIs.

In addition, stock of a domestic corporation (including a REIT such as us) will be a USRPI if at least 50% of its real property assets and assets used in a trade or business are USRPIs at any time during a prescribed testing period. Notwithstanding the foregoing rule, (i) our common shares will not be a USRPI if we are “domestically-controlled,” (ii) our common shares will not be a USRPI with respect to a selling non-U.S. shareholder if the shares sold are of a class that is regularly traded on an established securities market and the selling non-U.S. shareholder owned, actually or constructively, 5% or less of our outstanding stock of that class at all times during a specified testing period (generally the lesser of the five-year period ending on the date of disposition or the period of our existence), (iii) with respect to a selling non-U.S shareholder that is a “qualified shareholder” (as described below) or (iv) with respect to a selling non-U.S. shareholder that is a “qualified foreign pension fund” (as described below).

A domestically controlled REIT is a REIT in which, at all times during a specified testing period (generally the lesser of the five-year period ending on the date of disposition of the REIT’s shares of common shares or the period of the REIT’s existence), less than 50% in value of its outstanding shares of common shares is held directly or indirectly by non-U.S. persons. For these purposes, a person holding less than 5% of our common shares for five years will be treated as a U.S. person unless we have actual knowledge that such person is not a U.S. person. We cannot assure you that we will be domestically-controlled at all times in the future.

Our shares are not currently traded on an established securities market, and we have no current intent to list our shares for trading. We also cannot assure you that we will be domestically-controlled at all times in the future. Thus, we cannot assure you that our stock is not or will not become a USRPI in the future.

Ordinary Dividends

The portion of dividends received by non-U.S. shareholders payable out of our earnings and profits that are not attributable to gains from sales or exchanges of USRPIs will generally be subject to U.S. federal withholding tax at the rate of 30%, unless reduced or eliminated by an applicable income tax treaty. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs. In addition, any portion of the dividends paid to non-U.S. shareholders that are treated as excess inclusion income from REMIC residual interests or interests in a taxable mortgage pool will not be eligible for exemption from the 30% withholding tax or a reduced treaty rate.

Non-Dividend Distributions

A non-U.S. shareholder should not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of the distribution does not exceed the adjusted basis of its common shares. Instead, the excess portion of the distribution will reduce the adjusted basis of its common shares. A non-U.S. shareholder generally will not be subject to U.S. federal income tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its common shares unless our common shares constitute a USRPI and no other exception applies to the selling non-U.S. shareholder. If our stock is a USRPI and no other exception applies to the selling non-U.S. shareholder, distributions in excess of both our earnings and the non-U.S. shareholder’s basis in our stock will be treated as ECI subject to U.S. federal income tax. Regardless of whether the distribution exceeds basis, we will be required to withhold 15% of any distributions to non-U.S. shareholders in excess of our current year and accumulated earnings (i.e., including distributions that represent a return of the non-U.S. shareholder’s tax basis in our common shares). The withheld amounts will be credited against any U.S. tax liability of the non-U.S. shareholder, and may be refundable to the extent such withheld amounts exceed the shareholder’s actual U.S. federal income tax liability. Even in the event our common shares are not a USRPI, we may choose to withhold on the entire amount of any distribution at the same rate as we would withhold on a dividend because we may not be able to determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits. However, a non-U.S. shareholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits, to the extent such withheld amounts exceed the shareholder’s actual U.S. federal income tax liability.

Capital Gain Dividends and Distributions of FIRPTA Gains

Subject to the exceptions that may apply if our common shares are regularly traded on an established securities market or if the selling non-U.S. shareholder is a “qualified shareholder” or a “qualified foreign pension fund,” each as described below, under a FIRPTA “look-through” rule any of our distributions to non-U.S. shareholders of gain attributable to the sale of a USRPI will be treated as ECI and subject to 35% withholding, regardless of whether our common shares constitute a USRPI. Amounts treated as ECI under the look-through rule may also be subject to the 30% branch profits tax (subject to possible reduction under a treaty), after the application of the income tax to such ECI, in the case of a non-U.S. shareholder that is a corporation.  In addition, we will be required to withhold tax equal to 35% of the maximum amount that could have been designated as capital gains dividends. Capital gain dividends received by a non-U.S. shareholder that are attributable to dispositions of our assets other than USRPIs are not subject to U.S. federal income tax. This FIRPTA look through rule also applies to distributions in redemption of shares and liquidating distributions, to the extent they represent distributions of gain attributable to the sale of a USRPI.

A distribution that would otherwise have been treated as gain from the sale of a USRPI under the FIRPTA look-through rule will not be treated as ECI, and instead will be treated as otherwise described herein without regard to the FIRPTA look-through rule, if (i) the distribution is received with respect to a class of stock that is regularly traded on an established securities market located in the United States, and (ii) the recipient non-U.S. shareholder does not own more than 10% of that class of stock at any time during the one-year period ending on the date on which the distribution is received. We currently are not publicly traded and such rules will not apply unless and until our common shares become “regularly traded” on an established securities exchange in the future.

Dispositions of Our Common Shares

A sale of our common shares by a non-U.S. shareholder generally will not be subject to U.S. federal income tax unless our shares are a USRPI. Subject to the exception that may apply if our common shares were regularly traded on an established securities market (as described above), if our shares are a USRPI, gain from the sale of our shares would be ECI to the non-U.S. shareholder unless such non-U.S. shareholder were a qualified shareholder or qualified foreign pension fund, each as described below. If our shares are not a USRPI, gain from the sale of our shares would not be subject to U.S. federal income tax.

To the extent our common shares are held directly (or indirectly through one or more partnerships) by a “qualified shareholder,” our common shares will not be treated as a USRPI. Further, to the extent such treatment applies, any distribution to such shareholder will not be treated as gain recognized from the sale or exchange of a USRPI. For these purposes, a qualified shareholder is generally a non-U.S. shareholder that (i)(A) is eligible for treaty benefits under an income tax treaty with the United States that includes an exchange of information program, and the principal class of interests of which is listed and regularly traded on one or more stock exchanges or (B) is a foreign limited partnership organized in a jurisdiction with an exchange of information agreement with the United States and that has a class of regularly traded limited partnership units (having a value greater than 50% of the value of all partnership units) on the New York Stock Exchange or Nasdaq, (ii) is a “qualified collective investment vehicle” (within the meaning of Section 897(k)(3)(B) of the Code) and (iii) maintains records of persons holding 5% or more of the class of interests described in clauses (i)(A) or (i)(B) above, However, in the case of a qualified shareholder having one or more “applicable investors,” the exception described in the first sentence of this paragraph will not apply with respect to a portion of the qualified shareholder’s common shares (determined by applying the ratio of the value of the interests held by applicable investors in the qualified shareholder to the value of all interests in the qualified shareholder and applying certain constructive ownership rules). Such ratio applied to the amount realized by a qualified shareholder on the disposition of our shares or with respect to a distribution from us attributable to gain from the sale or exchange of a USRPI will be treated as amounts realized from the disposition of USRPIs. For these purposes, an “applicable investor” is person who holds an interest in the qualified shareholder and holds more than 10% of our common shares applying certain constructive ownership rules.

FIRPTA will not apply to any USRPI held directly (or indirectly through one or more partnerships) by, or to any distribution received from a REIT by, a “qualified foreign pension fund” or any entity all of the interests of which are held by a qualified foreign pension fund. For these purposes, a “qualified foreign pension fund” is an organization or arrangement (i) created or organized in a foreign country, (ii) established to provide retirement or pension benefits to current or former employees (or their designees) of one or more employers for services rendered, (iii) which does not have a single participant or beneficiary that has a right to more than 5% of its assets or income, (iv) which is subject to government regulation and provides annual information reporting about its beneficiaries to relevant local tax authorities and (v) with respect to which, under its local laws, contributions that would otherwise be subject to tax are deductible or excluded from its gross income or taxed at a reduced rate, or taxation of its income is deferred or taxed at a reduced rate.

Redemptions and Liquidating Distributions

A redemption of shares by a non-U.S. shareholder is treated as a regular distribution or as a sale or exchange of the redeemed shares under the same rules of Section 302 of the Code that apply to U.S. shareholders and which are discussed above under “Taxation of Taxable U.S. Shareholders—Redemptions of Common Shares.” Subject to the FIRPTA look-through rule, (i) if our shares are a USRPI, gain from a redemption treated as a sale or exchange of our shares would be ECI to the non-U.S. shareholder unless such non-U.S. shareholder were a qualified shareholder or qualified foreign pension fund, as described above, and (ii) if our shares are not a USRPI, gain from a redemption treated as a sale or exchange of our shares would not be subject to U.S. federal income tax.

Once we have adopted (or are deemed to have adopted) a plan of liquidation for U.S. federal income tax purposes, liquidating distributions received by a non-U.S. shareholder with respect to our common shares will be treated first as a recovery of the shareholder’s basis in the shares (computed separately for each block of shares) and thereafter as gain from the disposition of our common shares. Subject to the FIRPTA look-through rule, (i) if our shares are a USRPI, gain from a liquidating distribution with respect our shares would be ECI to the non-U.S. shareholder unless such non-U.S. shareholder were a qualified shareholder or qualified foreign pension fund, as described above, and (ii) if our shares are not a USRPI, gain from a liquidating distribution with respect to our shares would not be subject to U.S. federal income tax. In general, the U.S. federal income tax rules applicable to REITs will require us to complete our liquidation within 24 months following our adoption of a plan of liquidation. Compliance with this 24 month requirement could require us to distribute unsold assets to a “liquidating trust. ” The U.S. federal income tax treatment of ownership an interest in any such liquidating trust would differ materially from the U.S. federal income tax treatment of an investment in our stock, including the potential incurrence of income treated as ECI and the likely requirement to file U.S. federal income tax returns.

The IRS takes the view that under the FIRPTA look-through rule, but subject to the exceptions described above that may apply to a holder of no more than 10% of our common shares if our common shares are regularly traded on an established securities market, to a qualified shareholder or to a qualified foreign pension fund, distributions in redemption of our common shares and liquidating distributions to non-U.S. shareholders will be treated as ECI and subject to 35% withholding, and also potentially subject to branch profits tax in the case of corporate non-U.S. shareholders, to the extent that the distributions are attributable to gain from the sale of a USRPI, regardless of whether our stock is a USRPI and regardless of whether the distribution is otherwise treated as a sale or exchange.

Backup Withholding and Information Reporting

We report to our U.S. shareholders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a U.S. shareholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact or provides a taxpayer identification number or social security number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. shareholder that does not provide his or her correct taxpayer identification number or social security number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. In addition, we may be required to withhold a portion of dividends or capital gain distribution to any U.S. shareholder who fails to certify their non-foreign status.

We must report annually to the IRS and to each non-U.S. shareholder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. shareholder resides under the provisions of an applicable income tax treaty. A non-U.S. shareholder may be subject to backup withholding unless applicable certification requirements are met.

Payment of the proceeds of a sale of our common shares within the United States is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. shareholder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or the holder otherwise establishes an exemption. Payment of the proceeds of a sale of our common shares conducted through certain U.S. related financial intermediaries is subject to information reporting (but not backup withholding) unless the financial intermediary has documentary evidence in its records that the beneficial owner is a non-U.S. shareholder and specified conditions are met or an exemption is otherwise established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Foreign Accounts and FATCA

Federal legislation commonly referred to as “FATCA” currently imposes withholding taxes on certain U.S. source passive payments to “foreign financial institutions” and certain other non-U.S. entities and will impose withholding taxes with respect to payments of disposition proceeds of U.S. securities realized after December 31, 2018. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. shareholders who own shares of our common shares through foreign accounts or foreign intermediaries and certain non-U.S. shareholders. The legislation imposes a 30% withholding tax on dividends currently on, and will impose a 30% withholding tax on gross proceeds from the sale or other disposition of, our common shares paid to a foreign financial institution or to a foreign entity other than a financial institution, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign entity is not a financial institution and either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution (that is not otherwise exempt), it must either (1) enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements or (2) in the case of a foreign financial institution that is resident in a jurisdiction that has entered into an intergovernmental agreement to implement FATCA, comply with the revised diligence and reporting obligations of such intergovernmental agreement. Prospective investors should consult their tax advisors regarding this legislation.

State, Local and Non-U.S. Taxes

We and our shareholders may be subject to state, local or non-U.S. taxation in various jurisdictions, including those in which it or they transact business, own property or reside. The state, local or non-U.S. tax treatment of us and our shareholders may not conform to the U.S. federal income tax treatment discussed above. Any non-U.S. taxes incurred by us would not pass through to shareholders as a credit against their U.S. federal income tax liability. Prospective shareholders should consult their tax advisors regarding the application and effect of state, local and non-U.S. income and other tax laws on an investment in our common shares.

Legislative or Other Actions Affecting REITs

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury. In addition, according to publicly released statements, a top legislative priority of the Trump administration and the current Congress may be significant reform of the Code, including significant changes to taxation of business entities and the deductibility of interest expense.  There is a substantial lack of clarity around the likelihood, timing and details of any such tax reform and the impact of any potential tax reform on our business and an investment in our common shares. No assurance can be given as to whether, when, or in what form, U.S. federal income tax laws applicable to us and our shareholders may be enacted. Changes to the U.S. federal income tax laws and interpretations of U.S. federal income tax laws could adversely affect an investment in our shares of common shares.

ERISA CONSIDERATIONS

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), is a broad statutory framework that governs most U.S. retirement and other U.S. employee benefit plans. ERISA and the rules and regulations of the Department of Labor (the “DOL”) under ERISA contain provisions that should be considered by fiduciaries of employee benefit plans subject to the provisions of Title I of ERISA (“ERISA Plans”) and their legal advisors. In particular, a fiduciary of an ERISA Plan should consider whether an investment in our common shares (or, in the case of a participant-directed defined contribution plan (a “Participant-Directed Plan”), making our common shares available for investment under the Participant-Directed Plan) satisfies the requirements set forth in Part 4 of Title I of ERISA, including the requirements that (1) the investment satisfy the prudence and diversification standards of ERISA, (2) the investment be in the best interests of the participants and beneficiaries of the ERISA Plan, (3) the investment be permissible under the terms of the ERISA Plan’s investment policies and governing instruments and (4) the investment does not give rise to a non-exempt prohibited transaction under ERISA or Section 4975 of the Code.

In determining whether an investment in our common shares (or making our shares available as an investment option under a Participant-Directed Plan) is prudent for ERISA purposes, a fiduciary of an ERISA Plan should consider all relevant facts and circumstances including, without limitation, possible limitations on the transferability of our common shares, whether the investment provides sufficient liquidity in light of the foreseeable needs of the ERISA Plan (or the participant account in a Participant-Directed Plan), and whether the investment is reasonably designed, as part of the ERISA Plan’s portfolio, to further the ERISA Plan’s purposes, taking into consideration the risk of loss and the opportunity for gain (or other return) associated with the investment. It should be noted that we invest our assets in accordance with the investment objectives and guidelines described herein, and that neither our Manager nor any of its affiliates has any responsibility for developing any overall investment strategy for any ERISA Plan (or the participant account in a Participant-Directed Plan) or for advising any ERISA Plan (or participant in a Participant-Directed Plan) as to the advisability or prudence of an investment in us. Rather, it is the obligation of the appropriate fiduciary for each ERISA Plan (or participant in a Participant-Directed Plan) to consider whether an investment in our common shares by the ERISA Plan (or making such shares available for investment under a Participant-Directed Plan in which event it is the obligation of the participant to consider whether an investment in our common shares is advisable), when judged in light of the overall portfolio of the ERISA Plan, will meet the prudence, diversification and other applicable requirements of ERISA.

Section 406 of ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of an ERISA Plan, as well as those plans that are not subject to ERISA but that are subject to Section 4975 of the Code, such as individual retirement accounts (“IRAs”) and non-ERISA Keogh plans (collectively with ERISA Plans, “Plans”), and certain persons (referred to as “parties in interest” for purposes of ERISA or “disqualified persons” for purposes of the Code) having certain relationships to Plans, unless a statutory or administrative exemption is applicable to the transaction. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to non-deductible excise taxes and other penalties and liabilities under ERISA and the Code, and the transaction might have to be rescinded. In addition, a fiduciary who causes an ERISA Plan to engage in a non-exempt prohibited transaction may be personally liable for any resultant loss incurred by the ERISA Plan and may be subject to other potential remedies.

A Plan that proposes to invest in our common shares (or to make our shares available for investment under a Participant-Directed Plan) may already maintain a relationship with our Manager or one or more of its affiliates, as a result of which our Manager or such affiliate may be a “party in interest” under ERISA or a “disqualified person” under the Code, with respect to such Plan (e.g., if our Manager or such affiliate provides investment management, investment advisory or other services to that Plan). ERISA (and the Code) prohibits plan assets from being used for the benefit of a party in interest (or disqualified person). This prohibition is not triggered by “incidental” benefits to a party in interest (or disqualified person) that result from a transaction involving the Plan that is motivated solely by the interests of the Plan. ERISA (and the Code) also prohibits a fiduciary from using its position to cause the Plan to make an investment from which the fiduciary, its affiliates or certain parties in which it has an interest would receive a fee or other consideration or benefit. In this circumstance, Plans that propose to invest in our common shares should consult with their counsel to determine whether an investment in our common shares would result in a transaction that is prohibited by ERISA or Section 4975 of the Code.

If our assets were considered to be assets of a Plan (referred to herein as “Plan Assets”), our management might be deemed to be fiduciaries of the investing Plan. In this event, the operation of the company could become subject to the restrictions of the fiduciary responsibility and prohibited transaction provisions of Title I of ERISA and/or the prohibited transaction rules of Section 4975 of the Code.

The DOL has promulgated a final regulation under ERISA, 29 C.F.R. § 2510.3-101 (as modified by Section 3(42) of ERISA, the “Plan Assets Regulation”), that provides guidelines as to whether, and under what circumstances, the underlying assets of an entity will be deemed to constitute Plan Assets for purposes of applying the fiduciary requirements of Title I of ERISA (including the prohibited transaction rules of Section 406 of ERISA) and the prohibited transaction provisions of Code Section 4975.

Under the Plan Assets Regulation, the assets of an entity in which a Plan or IRA makes an equity investment will generally be deemed to be assets of such Plan or IRA unless the entity satisfies one of the exceptions to this general rule. Generally, the exceptions require that the investment in the entity be one of the following:

•	in securities issued by an investment company registered under the Investment Company Act;

•	in “publicly offered securities,” defined generally as interests that are “freely transferable,” “widely held” and registered with the SEC;

•	in an “operating company” which includes “venture capital operating companies” and “real estate operating companies;” or

•	in which equity participation by “benefit plan investors” is not significant.

The shares will constitute an “equity interest” for purposes of the Plan Assets Regulation, and the shares may not constitute “publicly offered securities” for purposes of the Plan Assets Regulation. In addition, the shares will not be issued by a registered investment company.

The 25% Limit. Under the Plan Assets Regulation, and assuming no other exemption applies, an entity’s assets would be deemed to include “plan assets” subject to ERISA on any date if, immediately after the most recent acquisition of any equity interest in the entity, 25% or more of the value of any class of equity interests in the entity is held by “benefit plan investors” (the “25% Limit”). For purposes of this determination, the value of equity interests held by a person (other than a benefit plan investor) that has discretionary authority or control with respect to the assets of the entity or that provides investment advice for a fee with respect to such assets (or any affiliate of such a person) is disregarded. The term “benefit plan investor” is defined in the Plan Assets Regulation as (a) any employee benefit plan (as defined in Section 3(3) of ERISA) that is subject to the provisions of Title I of ERISA, (b) any plan that is subject to Section 4975 of the Code and (c) any entity whose underlying assets include plan assets by reason of a plan’s investment in the entity (to the extent of such plan’s investment in the entity). Thus, while our assets would not be considered to be “plan assets” for purposes of ERISA so long as the 25% Limit is not exceeded. Our operating agreement provides that if benefit plan investors exceed the 25% Limit, we may redeem their interests at a price equal to the then current NAV per share. We intend to rely on this aspect of the Plan Assets Regulation.

Operating Companies. Under the Plan Assets Regulation, an entity is an “operating company” if it is primarily engaged, directly or through a majority-owned subsidiary or subsidiaries, in the production or sale of a product or service other than the investment of capital. In addition, the Plan Assets Regulation provides that the term operating company includes an entity qualifying as a real estate operating company (“REOC”) or a venture capital operating company (“VCOC”). An entity is a REOC if: (i) on its “initial valuation date and on at least one day within each annual valuation period,” at least 50% of the entity’s assets, valued at cost (other than short-term investments pending long-term commitment or distribution to investors) are invested in real estate that is managed or developed and with respect to which such entity has the right to substantially participate directly in management or development activities; and (ii) such entity in the ordinary course of its business is engaged directly in the management and development of real estate during the 12-month period. The “initial valuation date” is the date on which an entity first makes an investment that is not a short-term investment of funds pending long-term commitment. An entity’s “annual valuation period” is a pre-established period not exceeding 90 days in duration, which begins no later than the anniversary of the entity’s initial valuation date. Certain examples in the Plan Assets Regulation clarify that the management and development activities of an entity looking to qualify as a REOC may be carried out by independent contractors (including, in the case of a partnership, affiliates of the general partner) under the supervision of the entity. An entity will qualify as a VCOC if (i) on its initial valuation date and on at least one day during each annual valuation period, at least 50% of the entity’s assets, valued at cost, consist of “venture capital investments,” and (ii) the entity, in the ordinary course of business, actually exercises management rights with respect to one or more of its venture capital investments. The Plan Assets Regulation defines the term “venture capital investments” as investments in an operating company (other than a VCOC) with respect to which the investor obtains management rights.

If the 25% Limit is exceeded and we do not exercise our right to redeem benefit plan investors as described above, we may try to operate in a manner that will enable us to qualify as a VCOC or a REOC or to meet such other exception as may be available to prevent our assets from being treated as assets of any investing Plan for purposes of the Plan Assets Regulation. Accordingly, we believe, on the basis of the Plan Assets Regulation, that our underlying assets should not constitute “plan assets” for purposes of ERISA. However, no assurance can be given that this will be the case.

If our assets are deemed to constitute “plan assets” under ERISA, certain of the transactions in which we might normally engage could constitute a non-exempt “prohibited transaction” under ERISA or Section 4975 of the Code. In such circumstances, in our sole discretion, we may void or undo any such prohibited transaction, and we may require each investor that is a “benefit plan investor” to redeem their shares upon terms that we consider appropriate.

Prospective investors that are subject to the provisions of Title I of ERISA and/or Code Section 4975 should consult with their counsel and advisors as to the provisions of Title I of ERISA and/or Code Section 4975 relevant to an investment in our common shares.

As discussed above, although IRAs and non-ERISA Keogh plans are not subject to ERISA, they are subject to the provisions of Section 4975 of the Code, prohibiting transactions with “disqualified persons” and investments and transactions involving fiduciary conflicts. A prohibited transaction or conflict of interest could arise if the fiduciary making the decision to invest has a personal interest in or affiliation with the Company or any of its respective affiliates. In the case of an IRA, a prohibited transaction or conflict of interest that involves the beneficiary of the IRA could result in disqualification of the IRA. A fiduciary for an IRA who has any personal interest in or affiliation with the Company or any of its respective affiliates, should consult with his or her tax and legal advisors regarding the impact such interest may have on an investment in our shares with assets of the IRA.

Shares sold by us may be purchased or owned by investors who are investing Plan assets. Our acceptance of an investment by a Plan should not be considered to be a determination or representation by us or any of our respective affiliates that such an investment is appropriate for a Plan. In consultation with its advisors, each prospective Plan investor should carefully consider whether an investment in the Company is appropriate for, and permissible under, the terms of the Plan’s governing documents.

Governmental plans, foreign plans and most church plans, while not subject to the fiduciary responsibility provisions of ERISA or the provisions of Code Section 4975, may nevertheless be subject to local, foreign, state or other federal laws that are substantially similar to the foregoing provisions of ERISA and the Code. Fiduciaries of any such plans should consult with their counsel and advisors before deciding to invest in our common shares.

The DOL has issued a final regulation significantly expanding the concept of “investment advice” for purposes of determining fiduciary status under ERISA.  The DOL recognized that transactions such as the mere offering of the shares to sophisticated Plans could be characterized as fiduciary investment advice under this new regulation absent an exception and that such potential for fiduciary status would not be appropriate in these contexts.  Accordingly, the DOL provided an exception based upon satisfaction of certain factual conditions.  As the final regulation becomes effective in April 2017, we may elect to ensure these conditions are satisfied in connection with the offering of the shares.  Finally, fiduciaries of Plans should be aware that the Manager is not undertaking to provide impartial investment advice or to give advice in a fiduciary capacity in connection with the offering or purchase of shares and that the Manager has financial interests associated with the purchase of shares including the fees and other allocations and distributions they may receive from us as a result of the purchase of shares by a Plan.

Form 5500.  Plan administrators of ERISA Plans that acquire shares may be required to report compensation, including indirect compensation, paid in connection with the ERISA Plan’s investment in shares on Schedule C of Form 5500 (Annual Return/Report of Employee Benefit Plan).  The descriptions in this memorandum of fees and compensation, including the fees paid to the Manager, are intended to satisfy the disclosure requirement for “eligible indirect compensation,” for which an alternative reporting procedure on Schedule C of Form 5500 may be available.

PLAN OF DISTRIBUTION

We are offering up to $50,000,000 in our common shares pursuant to this offering circular. Our common shares being offered hereby will continue to be primarily offered by associated persons of ours through the Fundrise Platform at www.fundrise.com. In conducting this offering, such persons of Fundrise West Coast Opportunistic REIT, LLC intend to rely on the exemption from registration contained in Exchange Act Rule 3a4-1. For additional information about the Fundrise Platform, please see “Offering Summary—About the Fundrise Platform.” As of September 1, 2017, we had received subscriptions for approximately $22.8 million in our offering (including the $100,000 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our sponsor), and had settled subscriptions in our offering and private placements for an aggregate of approximately 2.28 million of our common shares.

The Fundrise Platform is not subject to the registration requirements of Section 304 of the JOBS Act because it does not offer and sell securities pursuant to Section 4(a)(6) of the Securities Act, and, therefore, does not meet the definition of a “funding portal.”

This offering circular and supplements hereto will be furnished to prospective investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the Fundrise Platform website, as well as on the SEC’s website at www.sec.gov.

In order to subscribe to purchase our common shares, a prospective investor must electronically complete, sign and deliver to us an executed subscription agreement like the one attached to this offering circular as Appendix B, and wire funds for its subscription amount in accordance with the instructions provided therein.

Settlement may occur up to 45 days after a prospective investor submits a subscription agreement, depending on the volume of subscriptions received. An investor will become a member of the Company, including for tax purposes, and the shares will be issued, as of the date of settlement. Settlement will not occur until an investor’s funds have cleared and the Manager accepts the investor as a member. The number of shares issued to an investor will be calculated based on the price per share in effect on the date we receive the subscription.

We reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Section 18(b)(4)(D)(ii) of the Securities Act. If the offering terminates or if any prospective investor’s subscription is rejected, all funds received from such investors will be returned without interest or deduction.

State Law Exemption and Offerings to “Qualified Purchasers”

Our common shares are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). As a Tier 2 offering pursuant to Regulation A under the Securities Act, this offering will be exempt from state “Blue Sky” law review, subject to certain state filing requirements and anti-fraud provisions, to the extent that our common shares offered hereby are offered and sold only to “qualified purchasers” or at a time when our common shares are listed on a national securities exchange. “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other investors so long as their investment in our common shares does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). However, our common shares are being offered and sold only to those investors that are within the latter category (i.e., investors whose investment in our common shares does not represent more than 10% of the applicable amount), regardless of an investor’s status as an “accredited investor.” Accordingly, we reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

Certificates Will Not be Issued

We do not issue certificates. Instead, our common shares are recorded and maintained on the Company’s membership register.

Transferability of our Common Shares

Our common shares are generally freely transferable by our shareholders subject to any restrictions imposed by applicable securities laws or regulations, compliance with the transfer provisions of our operating agreement related to REIT compliance ownership limits and analogous regulatory compliance and receipt of appropriate documentation. The transfer of any our common shares in violation of the operating agreement will be deemed invalid, null and void, and of no force or effect. Any person to whom our common shares are attempted to be transferred in violation of the operating agreement will not be entitled to vote on matters coming before the shareholders, receive distributions from the Company or have any other rights in or with respect to our common shares. We do not have the ability to reject a transfer of our common shares where all applicable transfer requirements, including those imposed under the transfer provisions of our operating agreement, are satisfied.

No Escrow

The proceeds of this offering will not be placed into an escrow account. When we accept subscription payments, common shares will be issued, and investors will become shareholders.

Advertising, Sales and other Promotional Materials

In addition to this offering circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this offering. These materials may include information relating to this offering, the past performance of our sponsor and its affiliates, property brochures, articles and publications concerning real estate, or public advertisements and audio-visual materials, in each case only as authorized by us. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material. Although these materials will not contain information in conflict with the information provided by this offering circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to our common shares, these materials will not give a complete understanding of this offering, us or our common shares and are not to be considered part of this offering circular. This offering is made only by means of this offering circular and prospective investors must read and rely on the information provided in this offering circular in connection with their decision to invest in our common shares.

HOW TO SUBSCRIBE

Subscription Procedures

Investors seeking to purchase our common shares who satisfy the “qualified purchaser” standards should proceed as follows:

•	Read this entire offering circular and any supplements accompanying this offering circular.

•	Electronically complete and execute a copy of the subscription agreement. A specimen copy of the subscription agreement, including instructions for completing it, is included in this offering circular as Appendix B.

•	Electronically provide ACH instructions to us for the full purchase price of our common shares being subscribed for; note, however, for subscriptions in excess of $100,000, we will require that the purchase price of our common shares be provided via bank wire.

By executing the subscription agreement and paying the total purchase price for our common shares subscribed for, each investor agrees to accept the terms of the subscription agreement and attests that the investor meets the minimum standards of a “qualified purchaser”, and that such subscription for common shares does not exceed 10% of the greater of such investor’s annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). Subscriptions will be binding upon investors but will be effective only upon our acceptance and we reserve the right to reject any subscription in whole or in part.

Subscriptions will be binding upon investors and will be accepted or rejected within 45 days of receipt by us.

We will not draw funds from any subscriber until the date your subscription is accepted. If we accept your subscription, we will email you a confirmation.

Minimum Purchase Requirements

You must initially purchase at least 100 common shares in this offering, or $1,000 based on the current per share price. If you have satisfied the applicable minimum purchase requirement, any additional purchase must be in amounts of at least $10 (or the then NAV of our common shares). However, in certain instances we may revise the minimum purchase requirements in the future or elect to waive the minimum purchase requirement, such as for individuals who participate in different plans established by our Manager. In addition, in order to help protect us from the risk of chargebacks, we require that any subscription in excess of $100,000 of our shares be funded through a bank wire transfer and not an ACH electronic fund transfer.

LEGAL MATTERS

Certain legal matters, including the validity of common shares offered hereby, have been passed upon for us by Goodwin Procter llp.

EXPERTS

The balance sheets of Fundrise West Coast Opportunistic REIT, LLC as of December 31, 2016 and December 31, 2015 included in this offering circular and elsewhere in the offering statement has been so included in reliance upon the report of RSM US LLP, independent auditor, upon the authority of said firm as experts in accounting and auditing in giving the said report.

The statements of operations, statements of members’ equity and statements of cash flows of Fundrise West Coast Opportunistic REIT, LLC for the year ended December 31, 2016, and for the period November 19, 2015 (inception) through December 31, 2015 included in this offering circular and elsewhere in the offering statement has been so included in reliance upon the report of RSM US LLP, independent auditor, upon the authority of said firm as experts in accounting and auditing in giving the said report.

We have not engaged an independent valuation services firm, and do not intend to do so until such time as we are required to do so. As further described under “Description of our Common Shares—Valuation Policies”, our internal accountants will use the estimated market values provided as well as inputs from other sources in its calculation of our quarterly net asset value (NAV) per share.

ADDITIONAL INFORMATION

We have filed with the SEC an offering statement under the Securities Act on Form 1-A regarding this offering. This offering circular, which is part of the offering statement, does not contain all the information set forth in this offering statement and the exhibits related thereto filed with the SEC, reference to which is hereby made. Upon the qualification of this offering statement, we became subject to the informational reporting requirements of the Exchange Act that are applicable to Tier 2 companies whose securities are registered pursuant to Regulation A, and accordingly, we will file annual reports, semi-annual reports and other information with the SEC. You may read and copy the offering statement, the related exhibits and the reports and other information we file with the SEC at the SEC’s public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, DC 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information regarding the operation of the public reference rooms. The SEC also maintains a website at www.sec.gov that contains reports, information statements and other information regarding issuers that file with the SEC.

You may also request a copy of these filings at no cost, by writing, emailing or telephoning us at:

Fundrise West Coast Opportunistic REIT, LLC

c/o Fundrise, LLC

Attn: Investor Relations

1601 Connecticut Ave. NW

Suite 300

Washington, D.C. 20009

investments@fundrise.com

(202) 584-0550

Within 120 days after the end of each fiscal year we provide to our shareholders of record an annual report. The annual report contains audited financial statements and certain other financial and narrative information that we are required to provide to shareholders.

We also maintain a website at www.fundrise.com, where there may be additional information about our business, but the contents of that site are not incorporated by reference in or otherwise a part of this offering circular.

INDEX TO FINANCIAL STATEMENTS OF

Fundrise West Coast opportunistic Reit, LLC

F-1

Independent Auditor’s Report

To the Members
Fundrise West Coast Opportunistic REIT, LLC Washington, D.C.	RSM US LLP

Report on the Financial Statements

We have audited the accompanying financial statements of Fundrise West Coast Opportunistic REIT, LLC (the Company), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in members’ equity, and cash flows for the year ended December 31, 2016 and for the period from November 19, 2015 (inception) through December 31, 2015, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fundrise West Coast Opportunistic REIT, LLC as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the year ended December 31, 2016 and for the period from November 19, 2015 (inception) through December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

/s/ RSM US LLP

McLean, Virginia

March 17, 2017

THE POWER OF BEING UNDERSTOOD

AUDIT | TAX | CONSULTING

RSM US LLP is the U.S. member of RSM International, a global network of independent audit, tax, and consulting firms. Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

F-2

Fundrise West Coast Opportunistic REIT, LLC

Balance Sheets

As of December 31, 2016 and December 31, 2015
(Amounts in thousands, except share and per share data)

	2016	2015
ASSETS
Cash and cash equivalents	$2,955	$5
Interest receivable	100	—
Other assets	2	—
Real estate debt investments	5,889	—
Deferred costs, net of accumulated amortization of $59 and $0 as of December 31, 2016 and December 31, 2015, respectively	388	—
Total Assets	$9,334	$5

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$55	$—
Due to related party	1,936	—
Settling subscriptions	446	—
Distributions payable	171	—
Redemptions payable	150	—
Total Liabilities	2,758	—

Members’ Equity:
Fundrise West Coast Opportunistic REIT, LLC Members’ Equity: Common shares, $10 per share; unlimited shares authorized; 680,091 and 500 shares issued and outstanding as of December 31, 2016 and December 31, 2015, respectively, net of accumulated amortization of deferred offering costs of $59 and $0 as of December 31, 2016 and December 31, 2015, respectively	6,743	5
Retained Earnings (Accumulated deficit)	(167)	—
Total Members’ Equity	6,576	5
Total Liabilities and Members’ Equity	$9,334	$5

The accompanying notes are an integral part of these financial statements.

F-3

Fundrise West Coast Opportunistic REIT, LLC

Statements of Operations

For the Year Ended December 31, 2016 and for the Period November 19, 2015 (Inception) through December 31, 2015

(Amounts in thousands, except share and per share data)

	2016		2015
Net investment income
Interest income	$100		$—
Interest expense – related party note	(6)		—
Total net investment income	94		—

Expenses
Asset management and other fees- related party	—		—
General and administrative expenses	90		—
Total expenses	90		—

Net income	$4		$—
Net income per basic and diluted common share	$0.04	[1]	$—
Weighted average number of common shares outstanding, basic and diluted	94,684	[1]	—

[1] In this initial year of operations we have recalculated the weighted average of common shares outstanding and net income per basic share over the period from commencement of operations through December 31, 2016 at 500,087 and $0.01, respectively.

The accompanying notes are an integral part of these financial statements.

F-4

Fundrise West Coast Opportunistic REIT, LLC

Statements of Members’ Equity

For the Year Ended December 31, 2016 and for the Period November 19, 2015 (Inception) through December 31, 2015

(Amounts in thousands, except share data)

	Common Shares
	Shares	Amount	Retained Earnings (Accumulated Deficit)	Total Company’s Shareholders’ Equity
November 19, 2015 (Inception)	—	$—	$—	$—
Proceeds from issuance of common shares	500	5	—	5
Accumulated amortization of deferred offering costs	—	—	—	—
Distributions declared on common shares	—	—	—	—
Redemptions of common shares	—	—	—	—
Net income	—	—	—	—
Balance as of December 31, 2015	500	5	—	5
Proceeds from issuance of common shares	694,691	6,947	—	6,947
Accumulated amortization of deferred offering costs	—	(59)	—	(59)
Distributions declared on common shares	—	—	(171)	(171)
Redemptions of common shares	(15,100)	(150)	—	(150)
Net income	—	—	4	4
Balance as of December 31, 2016	680,091	$6,743	$(167)	$6,576

The accompanying notes are an integral part of these financial statements.

F-5

Fundrise West Coast Opportunistic REIT, LLC

Statements of Cash Flows

For the Year Ended December 31, 2016 and for the Period November 19, 2015 (Inception) through December 31, 2015

(Amounts in thousands)

	2016	2015
OPERATING ACTIVITIES:
Net income (loss)	$4	$—
Adjustments to reconcile net income to net cash (used in) operating activities:
Net increase in interest receivable	(100)	—
Net increase in other assets	(2)	—
Net increase in accounts payable and accrued expenses	55	—
Increase in due to related party	31	—
Net cash (used in) operating activities	(12)	—
INVESTING ACTIVITIES:
Investment in real estate debt related investments	(5,889)	—
Net cash (used in) investing activities	(5,889)	—
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	6,947	5
Proceeds from note payable- related party	1,500	—
Proceeds from subscriptions not settled	446	—
Deferred offering costs	(447)	—
Advances from related party	447	—
Repayments of advances from related party	(42)	—
Net cash provided by financing activities	8,851	5

Net increase in cash and cash equivalents	2,950	5
Cash and cash equivalents, beginning of period	5	—
Cash and cash equivalents, end of period	$2,955	$5

SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS:
Amortization of deferred offering costs	$59	$—
Distributions payable	$171	$—
Redemptions payable	$150	$—

The accompanying notes are an integral part of these financial statements.

F-6

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2016 and for the Period November 19, 2015 (Inception) Through December 31, 2015

1.	Formation and Organization

Fundrise West Coast Opportunistic REIT, LLC was formed on November 19, 2015, as a Delaware limited liability company to invest in a diversified portfolio of commercial real estate assets and securities. Operations commenced October 25, 2016. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise West Coast Opportunistic REIT, LLC except where the context otherwise requires.

The Company was organized primarily to originate, invest in and manage a diversified portfolio of commercial real estate loans, commercial real estate, and may also invest in commercial real estate-related debt securities and other real estate-related assets. Substantially all of the Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”).

The Company’s origination, investing and management activities related to commercial real estate are all considered a single reportable business segment for financial reporting purposes. All of the investments the Company has made to date have been in domestic commercial real estate assets with similar economic characteristics, and the Company evaluates the performance of all of its investments using similar criterion.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes as of the year ended December 31, 2016. We hold substantially all of our assets directly, and as of the date of this filing have not established an operating partnership or any taxable REIT subsidiary (“TRS”) or qualified REIT subsidiary (“QRS”), though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT.

A maximum of $50 million in the Company’s common shares may be sold to the public in this Offering (as defined below). The Manager has the authority to issue an unlimited number of common shares. As of December 31, 2016 and December 31, 2015, the Company has issued 680,091 and 500 shares, respectively, including shares to Rise Companies Corp. (the “Sponsor”), an indirect owner of the Manager, in an amount of 500 common shares for an aggregate purchase price of $5,000 as of December 31, 2015. In addition, as of December 31, 2016, Fundrise, L.P., an affiliate of the Sponsor, has purchased an aggregate of 9,500 common shares at $10.00 per share in a private placement for an aggregate purchase price of $95,000. At December 31, 2015, Fundrise, L.P. had committed to purchase but had not purchased any common shares.

Pursuant to the Form 1-A filed with the SEC with respect to our offering (the “Offering”) of up to $50 million in common shares, the purchase price for all shares was $10.00 per share as of December 31, 2016 and December 31, 2015. The Offering was declared qualified by the SEC on September 30, 2016.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying balance sheets, statements of operations and statements of cash flows and related notes to the financial statements of the Company are prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC.

F-7

Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less. Cash and cash equivalents are carried at cost which approximates fair value.

Concentration of Credit Risk

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Organizational, Offering and Related Costs

Organizational and offering costs of the Company are initially being paid by the Manager on behalf of the Company. These organizational and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company anticipates that, pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for organization and offering costs paid by them on behalf of the Company, subject to a minimum offering raise, as described below.

The Sponsor intends to establish a number of programs as real estate investment trusts that will be similar in structure to ours. As the Company is one of the Sponsor’s initial such programs, it is anticipated that the legal fees and other formation and structuring expenses incurred by the Manager in qualifying this offering may be substantially higher than those of future similar programs. Accordingly, the Manager has agreed to allocate legal fees incurred in establishing the first ten such programs (including us) that exceed the estimated legal fees of $312,500 per program, to other programs sponsored by the Sponsor. As a result, we and each of the other nine programs will be required to reimburse the Manager for up to $312,500 in legal fees incurred in preparing such offerings. The Sponsor believes that this allocation of legal fees to future similar programs is the most equitable way to ensure that all of the first ten programs bear the burden of establishing a working framework for similar offerings under the newly revised rules of Regulation A. If the Sponsor is not successful in organizing an offering for each of the other nine programs, the Sponsor will bear the legal costs that exceed the portion allocated to us.

F-8

After the Company raised $1,000,000 in this offering (not including the $100,000 received or to be received in the private placements to the Sponsor and Fundrise, L.P.), beginning on the date that the Company started its operations, it started to reimburse the Manager, without interest, for these organization and offering costs incurred both before and after that date. Reimbursement payments are made in monthly installments; however, the aggregate monthly amount reimbursed can never exceed 0.50% of the aggregate gross offering proceeds from the Offering. If the sum of the total unreimbursed amount of such organization and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess is eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full. As of December 31, 2016 and December 31, 2015 the Company had reimbursed the Manager $41,915 and $0, respectively.

As of December 31, 2016 and December 31, 2015, the Manager had incurred organizational and offering costs of approximately $471,000 and $53,000, respectively, on behalf of the Company. These costs are not recorded in the financial statements of the Company as of December 31, 2015 because such costs were not a liability of the Company until the Company had raised $1,000,000 in its offering, which occurred subsequent to December 31, 2015.

Organizational costs are expensed as incurred, and offering costs are amortized ratably as a reduction to members’ equity based on the proportion of gross proceeds raised to the total gross proceeds expected to be raised when the Offering is complete. As of December 31, 2016 and December 31, 2015, $28,615 and $0, respectively, of organizational expenses were included as a general and administrative expense in the statements of operations, and $58,939 and $0, respectively, of offering costs had been amortized and were included in the statements of members’ equity.

Settling Subscriptions

Settling subscriptions presented on the balance sheet represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

As of December 31, 2016 and December 31, 2015, the total amount of equity issued by the Company on a gross basis before considering amortization of offering costs was $6,801,733 and $5,000, respectively, and the total amount of settling subscriptions was $446,550 and $0, respectively. Both of these amounts were based on a $10 per share price.

Principles of Consolidation

As of December 31, 2016 and December 31, 2015, the Company does not consolidate any separate legal entities in which we own equity interests. We do not own, directly or indirectly, a majority voting interest in any other entity as of the date of these financial statements. We generally consolidate variable interest entities (“VIE”) where the Company is the primary beneficiary of a VIE in which we have a variable interest and voting interest entities where the Company is the majority owner or otherwise controls the voting interest entity.

F-9

Investments in Unconsolidated Joint Ventures

Non-controlling, unconsolidated ownership interests in an entity may be accounted for using the equity method, at fair value or the cost method.

Under the equity method, the investment is adjusted each period for capital contributions and distributions and its share of the entity’s net income (loss). Capital contributions, distributions and net income (loss) of such entities are recorded in accordance with the terms of the governing documents. An allocation of net income (loss) may differ from the stated ownership percentage interest in such entity as a result of preferred returns and allocation formulas, if any, as described in such governing documents. Equity method investments are recognized using a cost accumulated model in which the investment is recognized based on the cost to the investor, which includes acquisition fees. Acquisition fees incurred directly in connection with the investments in a joint venture are capitalized and amortized using the straight-line method over the estimated useful life of the underlying joint venture assets. The Company does not currently account for any of its investments under the equity method, and no amortization of acquisition fees is currently reflected on the financial statements.

The Company may account for an investment in an unconsolidated entity at fair value by electing the fair value option. In general, if the fair value election is made, the Company’s share of changes in fair value from one period to another are recorded in the statement of operations. Any change in fair value attributable to market related assumptions is considered unrealized gain or loss.

The Company may account for an investment that does not qualify for the equity method, or for which the fair value option has not been elected, by using the cost method. Under the cost method, equity in earnings is recorded as distributions are received to the extent they are not considered a return of capital, which is recorded as a reduction of cost of the investment.

As of December 31, 2016 and December 31, 2015, respectively, the Company has not elected the fair value option with respect to any of its investments, nor do we treat any of our investments in unconsolidated joint ventures as equity investments for purposes of GAAP. The Company’s investments that are legally structured as preferred equity are treated as debt securities on these financial statements in accordance with GAAP.

Real Estate Debt Investments

Our debt related investments are considered to be classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to continual analysis for potential loan impairment.

A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, the Financial Accounting Standards Board (the “FASB”) issued ASC Topic 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A debt related investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan.

F-10

We have certain investments that are legally structured as equity investments with rights to receive preferred economic returns (referred to throughout these Notes as “preferred equity” investments). We report these investments as real estate debt securities when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

As of December 31, 2016 and December 31, 2015, none of our debt related investments are considered impaired, and no impairment charges have been recorded in these financial statements. We have invested in four debt related investments as of the date of these financial statements. The following table describes our debt related investment activity for the year ended December 31, 2016 and for the period November 19, 2015 (Inception) through December 31, 2015 (amounts in thousands):

Investments in Real Estate Debt:	For the Year Ended December 31, 2016	For the Period November 19, 2015 (Inception) through December 31, 2015
Beginning balance	$—	$—
Investments (1)	5,889	—
Principal repayments	—	—
Amortization of deferred fees, costs, and discounts/premiums	—	—
Ending balance	$5,889	$—

(1)	Investments include four new senior debt instruments with contractually required redemption or maturity dates.

Share Redemptions

The Company has adopted a redemption plan whereby on a quarterly basis, shareholders may request that the Company redeem at least 25% or more of their shares. Based on an assessment of the Company’s liquid resources and redemption requests, the Company’s Manager has the authority, in its sole discretion, to limit redemptions by each shareholder during any quarter, including if the Manager deems such action to be in the best interest of the shareholders as a whole.

Pursuant to the program, for the first eighty-nine (89) days following the settlement of the common shares subject to the redemption request (the “Introductory Period”), the per share redemption price will be equal to the purchase price of the shares being redeemed less any distributions received during that period. Shareholders that redeemed during the introductory period will not be allocated any distributions that were declared but unpaid during this period.

Beginning on the ninetieth day following the settlement of the common shares the Company may redeem shares with a per share redemption price calculated based on the most current Net Asset Value (“NAV”) per share. The redemption price is subject to the following discounts, depending upon when the shares are redeemed:

F-11

Holding Period from Date of Purchase	Effective Redemption Price(1) (as percentage of per share redemption price)
Less than 90 days (Introductory Period)	100%
90 days until 3 years	97%
3 years to 4 years	98%
4 years to 5 years	99%
More than 5 years	100%

(1)	The Effective Redemption Price will be rounded down to the nearest $0.01.

In addition, the redemption price will be reduced by the aggregate sum of distributions, if any, declared on the shares subject to the redemption request with record dates during the period between the quarter-end redemption request date and the redemption date.

Because the Company’s NAV per share will be calculated at the end of each quarter beginning at the end of the fourth quarter of 2017, the redemption price may change between the date the Company receives the redemption request and the date on which redemption proceeds are paid. As a result, the redemption price that a shareholder will receive may be different from the redemption price on the day the redemption request is made.

The Manager may amend, suspend, or terminate the redemption plan at any time in its sole discretion, without notice, including if it believes that such action is in the best interest of the shareholders as a whole.

Income Taxes

The Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986, commencing with the taxable year ending December 31, 2016. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its shareholders (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its shareholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying financial statements, and no gross deferred tax assets or liabilities have been recorded as of December 31, 2016 or December 31, 2015.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Distributions

Our distributions are characterized for federal income tax purposes as (i) ordinary income, (ii) non-taxable return of capital, or (iii) long-term capital gain. Distributions that exceed current or accumulated tax earnings and profits constitute a return of capital for tax purposes and reduce the shareholders’ basis in the common shares. To the extent that distributions exceed both current and accumulated earnings and profits and the shareholders’ basis in the common shares, they will generally be treated as a gain or loss upon the sale or exchange of our shareholders’ common shares. We will report the taxability of our distributions in information returns that will be provided to our shareholders and filed with the Internal Revenue Service in the year following the distributions. This information will be provided annually beginning with the year ended December 31, 2016.

F-12

The Company declared three distributions during the year ended December 31, 2016. These distributions were or will be calculated based on shareholders of record each day during these periods.

The table below outlines the Company’s total distributions declared to shareholders and distributions relating to the Sponsor and its affiliates for each of the period (all amounts are in thousands except per share data):

	Shareholders				Related Parties(1)
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Total Paid as of December 31, 2016	Total Declared
November 1, 2016 through November 30, 2016	0.0006849315	$9		$—	$
December 1, 2016 through December 31, 2016	0.0010958904	21			1
January 1, 2017 through March 31, 2017	0.0021917808	141	(2)	—	2
Total		$171		$—	$3

(1)	Total distributions declared to related parties is included in total distributions declared to all shareholders.
(2)	The liability for the first quarter 2017 distribution was estimated based on the daily distribution per-share amount multiplied by the number of shareholders as of the date of the preparation of the December 31, 2016 financial statements, and is scheduled to be paid within three weeks after the end of March 31, 2017.

Revenue Recognition

Interest income is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest income is recognized on senior debt investments classified as held to maturity securities, and investments in joint ventures that are accounted for using the cost method if the terms of the equity investment includes terms that are akin to interest on a debt instrument. As of December 31, 2016 and December 31, 2015, no amortization of premium, discount, origination costs or fees has been recognized.

Recent Accounting Pronouncements

In January 2016, the FASB issued Accounting Standards Update 2016-01 (“ASU 2016-01”), Financial Instruments – Overall, which changes the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. The FASB also clarifies the guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2017. The guidance should be applied prospectively from that date. Early adoption is permitted regarding the guidance on the presentation of the change in fair value of financial liabilities under the fair value option for financial statements that have not been issued. We do not anticipate the adoption will have a significant impact on the presentation of these financial statements.

F-13

In February 2016, the FASB issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2018, with early adoption permitted. We are currently assessing the impact of this update on the presentation of these financial statements.

In March 2016, the FASB issued Accounting Standards Update 2016-07 (“ASU 2016-07”), Investments – Equity Method and Joint Ventures, which eliminates the requirement to retrospectively apply the equity method in previous periods when an investor initially obtains significant influence over an investee. The new guidance requires an investor to apply the equity method prospectively from the date the investment qualifies for the equity method. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2016, with early adoption permitted. We do not anticipate the adoption will have a significant impact on the presentation of these financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2019. We are currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

In August 2016, the FASB issued Accounting Standards Updated 2016-1 (“ASU 2016-15”), Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments, which provides guidance on the presentation and classification in the statement of cash flows for specific cash receipt and payment transactions, including debt prepayment or extinguishment costs, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims and corporate-owned life insurance policies, and distributions received from equity method investees. This standard is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period. We are currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

In November 2016, the FASB issued Accounting Standards Updated 2016-18 (“ASU 2016-18”) Statement of Cash Flows: Restricted Cash, which clarifies the presentation requirements of restricted cash within the statement of cash flows. The changes in restricted cash and restricted cash equivalents during the period should be included in the beginning and ending cash and cash equivalents balance reconciliation on the statement of cash flows. When cash, cash equivalents, restricted cash or restricted cash equivalents are presented in more than one line item within the statement of financial position, an entity shall calculate a total cash amount in a narrative or tabular format that agrees to the amount shown on the statement of cash flows. Details on the nature and amounts of restricted cash should also be disclosed. This standard is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period. We are currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

In January 2017, the FASB issued Accounting Standards Update 2017-01 (“ASU 2017-01”), Business Combinations, which clarifies the definition of a business, particularly when evaluating whether transactions should be accounted for as acquisitions or dispositions of assets or businesses. The first part of the guidance provides a screen to determine when a set is not a business; the second part of the guidance provides a framework to evaluate whether both an input and a substantive process are present. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2017. Early adoption is permitted for transactions that have not been reported in issued financial statements. We are currently assessing the impact of this update on the presentation of these financial statements.

F-14

The Company evaluated subsequent events through March 17, 2017, which is the date the financial statements were available to be issued.

3.	Investments in Real Estate Related Assets

The following table presents the Company’s investments in real estate related assets, as of December 31, 2016, all of which were acquired during the fourth quarter of 2016 (dollars in thousands):

Asset Type	Number	Principal Amount or Cost(1)	Future Funding Commitments	Carrying Value	Allocation by Investment Type(2)
Senior debt	4	$5,889	$336	$6,225	100%
Balance as of December 31, 2016	4	$5,889	$336	$6,225	100%

(1)	For debt investments, this only includes the stated amount of funds disbursed to date and interest that was contractually converted to principal.
(2)	This allocation is based on the principal amount of debt actually disbursed to date and interest that was contractually converted to principal and preferred equity investments at cost. It does not include future funding commitments that are not yet drawn.

The following table presents certain information about the Company’s investments in real estate related assets, as of December 31, 2016, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Senior debt	4	$5,889	$—	$—	$—
Balance as of December 31, 2016	4	$5,889	$—	$—	$—

Credit Quality Monitoring

The Company’s debt investments and preferred equity investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have interests in real estate similar to the interests just described. The Company evaluates its debt investments at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of December 31, 2016, all investments are considered to be performing. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

F-15

4.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

The Company’s financial instruments consist of cash, four debt investments, note payable to a related party, and accounts payable. The carrying values of cash and cash equivalents, receivables, note payable to a related party, and accounts payable are reasonable estimates of their fair value. The aggregate fair value of our debt investments is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. The methods utilized generally included a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates.

As a result of this assessment, as of December 31, 2016, management estimated the carrying value of the four debt investments are reasonable estimates of their fair value.

5.	Borrowings

During the year ended December 31, 2016, the Company borrowed funds in the amount of $1,500,000 on its promissory grid note arrangement with a related party (Note 6). As of December 31, 2016, principal and interest totaling $1,506,771 remained payable to our Sponsor. See Note 6 – Related Party Arrangements – Rise Companies Corp.

F-16

6.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

The Manager and certain affiliates of the Manager receive fees and compensation in connection with the Company’s public offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager will be reimbursed for organizational and offering expenses incurred in conjunction with the Offering. The Company will reimburse the Manager, subject to the reimbursement limit previously described, for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. See Note 2 – Summary of Significant Accounting Policies – Organizational, Offering and Related Costs.

The following table summarizes reimbursable costs incurred by the Company during the year ended December 31, 2016 and for the period November 19, 2015 (Inception) through December 31, 2015 (amounts in thousands):

Reimbursable Organizational and Offering Costs Due to Fundrise Advisors, LLC:	During the year ended December 31, 2016	For the Period November 19, 2015 (Inception) through December 31, 2015
Organizational costs	$24	$—
Offering costs (1)	447	—
Reimbursements made	(42)	—
Total	$429	$—

(1)	As of December 31, 2016, $58,939 of offering costs were amortized against members’ equity, which represents the ratable portion of proceeds raised to date to the total amount of proceeds expected to be raised from the Offering.

The Company will pay the Manager a quarterly asset management fee of one-fourth of 1.00%, which, until December 31, 2017, will be based on our net offering proceeds as of the end of each quarter, unless the Manager does not require reimbursement in any particular quarter, and thereafter will be based on our NAV at the end of each prior quarter.

The Company’s Manager has agreed, for a period until December 31, 2016 (the “fee waiver period”), to waive its asset management fee during the fee waiver period if the average annualized non-compounded return to investors is less than eight percent (8%). Following the conclusion of the fee waiver period, our Manager may, in its sole discretion, waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived. Accordingly, during the year ended December 31, 2016 and the period November 19, 2015 (Inception) through December 31, 2015, no asset management fees have been paid or accrued to the Manager.

F-17

The Company will also pay the Manager a special servicing fee for any non-performing asset at an annualized rate of 2.00%, which will be based on the original value of such non-performing asset. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of December 31, 2016, and December 31, 2015, the Manager has not designated any asset as non-performing and no special servicing fees have been paid to the Manager.

The Company will also pay the Manager a disposition fee from the liquidation of any of our equity investments in real estate equal to 0.5% of the gross proceeds after repayment of any property level debt. As of December 31, 2016 and December 31, 2015, no equity investments had been acquired or disposed of, and accordingly no disposition fees were incurred.

Fundrise Servicing, LLC

Fundrise Servicing, LLC may receive a fee from 0.00% to 0.50% for the ongoing servicing and administration of certain loans and investments held by us. The fee is calculated as an annual percentage of the stated value of the loan and is deducted at the time that payments on the loan are made. The fee is deducted from payments in proportion to the split between current and accrued payments. Servicing fees may be waived at Fundrise Servicing, LLC’s sole discretion. As of December 31, 2016 and December 31, 2015, the Company had not paid any servicing fees nor had any servicing fees been accrued to Fundrise Servicing, LLC.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC or its affiliates may close and fund a loan or other investment prior to it being acquired by us. The ability to warehouse investments allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the year ended December 31, 2016, the Company purchased four investments that were warehoused or owned by Fundrise Lending, LLC.

For situations where our sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the shareholders and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the year ended December 31, 2016 and the period November 19, 2015 (Inception) through December 31, 2015 fees of $4,000 and $0, respectively, were paid to the Independent Representative as compensation for those services.

F-18

Fundrise, L.P., Member

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, Fundrise L.P. may provide capital to Fundrise Lending, LLC for the purposes of acquiring investments where there would otherwise be insufficient capital. During the year ended December 31, 2016, Fundrise, L.P. did not provide capital to Fundrise Lending, LLC for the purposes of acquiring investments on behalf of the company.

Fundrise, L.P. is a member of the Company and holds 9,500 shares as of December 31, 2016. Fundrise, L.P. did not hold any shares at December 31, 2015, but was committed to purchase 9,500 shares. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise L.P.

Rise Companies Corp, Member and Sponsor

As a means to provide liquidity during capital raising periods, Rise Companies Corp. issued a promissory grid note to the Company and its affiliates in the amount of $10,000,000. The loan bears a 2.5% interest rate and expires on January 31, 2017. The total drawn between the five noteholders may not exceed $10,000,000. As of December 31, 2016, the Company has drawn against the promissory grid note in the amount of $1,500,000 and has paid $6,771 of interest to Rise Companies Corp.

Rise Companies Corp is a member of the Company and holds 500 shares as of December 31, 2016 and as of December 31, 2015.

Executive Officers of Our Manager

As of the date of these financial statements, the executive officers of our Manager and their positions and offices are as follows:

Name	Position
Benjamin S. Miller	Chief Executive Officer and Interim Chief Financial Officer and Treasurer
Brandon T. Jenkins	Chief Operating Officer
Bjorn J. Hall	General Counsel, Chief Compliance Officer, and Secretary

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and Director of our Sponsor since its inception on March 14, 2012. As of February 9, 2016, Ben is also serving as Interim Chief Financial Officer and Treasurer of our Manager.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in the same role for our Sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer and Secretary of our Manager and has served in such capacities with our Sponsor since February 2014.

7.	Economic Dependency

Under various agreements, the Company has engaged or will engage Fundrise Advisors, LLC and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon Fundrise Advisors, LLC and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

F-19

8.	Commitments and Contingencies

Legal Proceedings

As of the date of the financial statements we are not currently named as a defendant in any active or pending litigation. However, it is possible that the company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

9.	Subsequent Events

Offering

As of March 17, 2017, we had raised total gross offering proceeds of approximately $11,616,700 from settled subscriptions (including the $100,000 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, L.P., an affiliate of our sponsor), and had settled subscriptions in our Offering and private placements for a gross aggregate of approximately 1,161,667 of our common shares.

Organizational, Offering and Related Costs

As a result of the Offering raising in excess of the $1,000,000 threshold, the organizational, offering and related costs paid by the Manager or its affiliates on behalf of the Company are required to be reimbursed by the Company. As of March 17, 2017, $120,957 of reimbursement payments have been made.

New Investments

As of March 17, 2017, the Company has made additional investments in the amount of $3,020,000. Including the investments reported on the balance sheet as of December 31, 2016, the Company has now invested in $8,908,750 of commercial real estate assets with total capital commitments of $9,245,000. The economic terms of these investments are similar to the investments that had been made as of December 31, 2016.

Distributions Payable

On October 26, 2016, the Manager of the Company ratified a daily distribution of $0.0006849315 per share (the “November 2016 Daily Distribution Amount”) for shareholders of record as of the close of business on each day of the period commencing on November 1, 2016 and ending on November 30, 2016 (the “November 2016 Distribution Period”). The distributions were payable to shareholders of record as of the close of business on each day of the November 2016 Distribution Period. On November 30, 2016, the Manager of the Company ratified a daily distribution of $0.0010958904 per share (the “December 2016 Daily Distribution Amount”) for shareholders of record as of the close of business on each day of the period commencing on December 1, 2016 and ending on December 31, 2016 (the “December 2016 Distribution Period”). The distributions were payable to shareholders of record as of the close of business on each day of the December 2016 Distribution Period. The November 2016 and December 2016 distributions were paid within the first three weeks of the end of the December 2016 Distribution Period. The aggregate amount of cash that was distributed relating to the November 2016 and December 2016 Distribution Periods was $29,927.

F-20

On December 31, 2016, the Manager of the Company ratified a daily distribution of $0.0021917808 per share (the “Q1 2017 Daily Distribution Amount”) for shareholders of record as of the close of business on each day of the period commencing on January 1, 2017 and ending on March 31, 2017 (the “Q1 2017 Distribution Period”). The distributions are payable to shareholders of record as of the close of business on each day of the Q1 2017 Distribution Period and the distributions are scheduled to be paid within the first three weeks of the end of the Q1 2017 Distribution Period. The aggregate estimated amount of cash to be distributed related to the Q1 2017 Distribution Period is approximately $141,000. We will begin processing Q1 2017 distributions prior to April 21, 2017.

Settling Subscriptions

The entire amount of the $446,550 of settling subscriptions that existed as of December 31, 2016 were subsequently settled and common shares were issued by January 7, 2017.

Promissory Grid Note Repayment

On January 6, 2017, the Company paid off the entire balance of the promissory grid note, as borrower, to Rise Companies Corp, our Sponsor, as lender. The total principal and interest paid was $1,507,292.

Amended and Restated Promissory Grid Note

On October 25, 2016, the Company entered into an amended and restated promissory grid note, as borrower, with Rise Companies Corp, our Sponsor, as lender. The amended and restated note provides up to $10,000,000 in credit. On January 31, 2017, the expiration date was extended to April 30, 2017, and the interest rate increased to 3%. The Company did not pay any extension or other fees related to the amendment of this note.

F-21

Fundrise West Coast Opportunistic REIT, LLC

Balance Sheets

As of June 30, 2017 (unaudited) and December 31, 2016 (audited)

(Amounts in thousands, except share and per share data)

	As of	As of
	June 30, 2017	December 31, 2016
ASSETS
Cash and cash equivalents	$7,040	$2,955
Interest receivable	189	100
Other assets	1	2
Real estate debt investments	12,150	5,889
Deferred costs, net of accumulated amortization of $312 and $59 as of June 30, 2017 and December 31, 2016, respectively	488	388
Total Assets	$19,868	$9,334

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$60	$55
Due to related party	477	1,936
Settling subscriptions	351	446
Distributions payable	711	171
Redemptions payable	91	150
Total Liabilities	1,690	2,758

Members’ Equity:
Fundrise West Coast Opportunistic REIT, LLC Members’ Equity: Common shares; unlimited shares authorized; 1,913,645 and 680,091 shares issued and outstanding as of June 30, 2017 and December 31, 2016, respectively, net of accumulated amortization of deferred offering costs of $312 and $59 as of June 30, 2017 and December 31, 2016, respectively	18,830	6,743
Retained Earnings (Accumulated deficit)	(652)	(167)
Total Members’ Equity	18,178	6,576
Total Liabilities and Members’ Equity	$19,868	$9,334

The accompanying notes are an integral part of these financial statements.

Fundrise West Coast Opportunistic REIT, LLC

Statements of Operations

For the Six Months Ended June 30, 2017 (unaudited) and June 30, 2016 (unaudited)

(Amounts in thousands, except share and per share data)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2017	June 30, 2016
Investment income
Interest income	$459	$-
Net investment income	459	-

Expenses
Asset management and other fees – related party	73	-
Interest expense - related party note	1	-
General and administrative expenses	108	-
Total expenses	182	-

Net income (loss)	$277	$-
Net income (loss) per basic and diluted common share	$0.21	$-

The accompanying notes are an integral part of these financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim financial statements not misleading.

Fundrise West Coast Opportunistic REIT, LLC

Statements of Members’ Equity

For the Six Months Ended June 30, 2017 (unaudited)

(Amounts in thousands, except share data)

	Common Shares		Retained Earnings (Accumulated	Total Company’s Shareholders'
	Shares	Amount	Deficit)	Equity
December 31, 2016	680,091	$6,743	$(167)	$6,576
Proceeds from issuance of common stock	1,252,898	12,529	-	12,529
Accumulated amortization of deferred offering costs	-	(253)	-	(253)
Distributions declared on common stock	-	-	(762)	(762)
Redemptions of common stock	(19,344)	(189)	-	(189)
Net income (loss)	-	-	277	277
June 30, 2017	1,913,645	$18,830	$(652)	$18,178

The accompanying notes are an integral part of these financial statements.

Fundrise West Coast Opportunistic REIT, LLC

Statements of Cash Flows

For the Six Months Ended June 30, 2017 (unaudited) and June 30, 2016 (unaudited)

(Amounts in thousands)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2017	June 30, 2016
OPERATING ACTIVITIES:
Net income	$277	$-
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Net increase in interest receivable	(89)	-
Net increase in other assets	1	-
Net increase (decrease) in accounts payable and accrued expenses	5	-
Net increase (decrease) in interest payable	(6)	-
Net increase (decrease) in due to related party	54	-
Net cash provided by (used in) operating activities	242	-
INVESTING ACTIVITIES:
Investment in debt-related investments	(9,661)	-
Repayment of real estate debt investment	3,400	-
Net cash (used in) investing activities	(6,261)	-
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	11,988	-
Payoff of note payable - related party	(1,500)	-
Proceeds from subscriptions not settled	351	-
Cash paid for shares redeemed	(248)	-
Distributions paid	(128)	-
Deferred offering costs	(353)	-
Advances from related party	353	-
Repayments of advances from related party	(359)	-
Net cash provided by financing activities	10,104	-

Net increase (decrease) in cash and cash equivalents	4,085	-
Cash and cash equivalents, beginning of period	2,955	5
Cash and cash equivalents, end of period	$7,040	$5

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITY:
Amortization of deferred offering costs	$253	$-
Distributions payable	$711	$-
Redemptions payable	$91	$-
Dividends Reinvested in Fundrise West Coast Opportunistic REIT, LLC	$94	$-

The accompanying notes are an integral part of these financial statements.

Fundrise West Coast Opportunistic REIT, LLC

Notes to Financial Statements (unaudited)

June 30, 2017

1.	Formation and Organization

Fundrise West Coast Opportunistic REIT, LLC was formed on November 19, 2015, as a Delaware limited liability company to invest in a diversified portfolio of commercial real estate assets and securities. Operations commenced October 25, 2016. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise West Coast Opportunistic REIT, LLC except where the context otherwise requires.

The Company was organized primarily to originate, invest in and manage a diversified portfolio of commercial real estate loans, commercial real estate, and may also invest in commercial real estate-related debt securities and other real estate-related assets. Substantially all of the Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”).

The Company’s origination, investing and management activities related to commercial real estate are all considered a single reportable business segment for financial reporting purposes. All of the investments the Company has made to date have been in domestic commercial real estate assets with similar economic characteristics, and the Company evaluates the performance of all of its investments using similar criterion.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes as of the year ended December 31, 2017. We hold substantially all of our assets directly, and as of the date of this filing have not established an operating partnership or any taxable REIT subsidiary (“TRS”) or qualified REIT subsidiary (“QRS”), though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT.

A maximum of $50 million in the Company’s common shares may be sold to the public in this Offering (as defined below) in any 12-month period. The Manager has the authority to issue an unlimited number of common shares. As of June 30, 2017 and December 31, 2016, the Company has issued 1,913,645 shares and 680,091 shares, respectively, including shares to Rise Companies Corp. (the “Sponsor”), an indirect owner of the Manager, in an amount of 600 common shares and 500 common shares, respectively, for an aggregate purchase price of $6,000 and $5,000 as of June 30, 2017 and December 31, 2016, respectively. In addition, as of June 30, 2017 and December 31, 2016, Fundrise, L.P., an affiliate of the Sponsor, has purchased an aggregate of 9,500 common shares at $10.00 per share in a private placement for an aggregate purchase price of $95,000.

Pursuant to the Form 1-A filed with the SEC with respect to our offering (the “Offering”) of up to $50 million in common shares, the purchase price for all shares was $10.00 per share as of June 30, 2017 and December 31, 2016. The Offering was declared qualified by the SEC on September 30, 2016.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying balance sheet, statements of operations, statement of members’ equity, statements of cash flows and related notes to the financial statements of the Company are prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“GAAP”) for interim financial reporting and the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X of the rules and regulations of the SEC. Accordingly, certain information and note disclosures normally included in the financial statements prepared under U.S. GAAP have been condensed or omitted.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2016 balance sheet and certain disclosures are derived from the Company’s December 31, 2016 audited financial statements. These financial statements should be read in conjunction with the Company’s financial statements and notes thereto included in the Company’s offering circular, which was filed with the SEC.

Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less. Cash and cash equivalents are carried at cost which approximates fair value.

Concentration of Credit Risk

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Organizational, Offering and Related Costs

Organizational and offering costs of the Company are initially being paid by the Manager on behalf of the Company. These organizational and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company anticipates that, pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for organization and offering costs paid by them on behalf of the Company, subject to a minimum offering raise, as described below.

The Sponsor intends to establish a number of programs as real estate investment trusts that will be similar in structure to ours. As the Company is one of the Sponsor’s initial such programs, it is anticipated that the legal fees and other formation and structuring expenses incurred by the Manager in qualifying this offering may be substantially higher than those of future similar programs. Accordingly, the Manager has agreed to allocate legal fees incurred in establishing the first ten such programs (including us) that exceed the estimated legal fees of $312,500 per program, to other programs sponsored by the Sponsor. As a result, we and each of the other nine programs will be required to reimburse the Manager for up to $312,500 in legal fees incurred in preparing such offerings. The Sponsor believes that this allocation of legal fees to future similar programs is the most equitable way to ensure that all of the first ten programs bear the burden of establishing a working framework for similar offerings under the newly revised rules of Regulation A. If the Sponsor is not successful in organizing an offering for each of the other nine programs, the Sponsor will bear the legal costs that exceed the portion allocated to us.

After the Company raised $1,000,000 in this offering (not including the $100,000 received or to be received in the private placements to the Sponsor and Fundrise, L.P.), beginning on the date that the Company started its operations, it started to reimburse the Manager, without interest, for these organization and offering costs incurred both before and after that date. Reimbursement payments are made in monthly installments; however, the aggregate monthly amount reimbursed can never exceed 0.50% of the aggregate gross offering proceeds from the Offering. If the sum of the total unreimbursed amount of such organization and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess is eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full. As of June 30, 2017 and December 31, 2016 the Company had reimbursed the Manager $359,148 and $41,915, respectively.

As of June 30, 2017 and December 31, 2016, the Manager had incurred organizational and offering costs of approximately $824,000 and $471,000, respectively, on behalf of the Company. Organizational costs are expensed as incurred, and offering costs are amortized ratably as a reduction to members’ equity based on the proportion of gross proceeds raised to the total gross proceeds expected to be raised when the Offering is complete. As of June 30, 2017 and June 30, 2016, $0 and $0, respectively, of organizational expenses were included as a general and administrative expense in the statements of operations. As of June 30, 2017, and December 31, 2016, $252,753 and $58,939, respectively, of offering costs had been amortized and were included in the statements of members’ equity.

Settling Subscriptions

Settling subscriptions presented on the balance sheet represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

As of June 30, 2017 and December 31, 2016, the total amount of equity issued and outstanding by the Company on a gross basis before considering amortization of offering costs was $19,141,644 and $6,801,733, respectively, and the total amount of settling subscriptions was $351,436 and $446,550, respectively. Both of these amounts were based on a $10 per share price.

Principles of Consolidation

As of June 30, 2017 and December 31, 2016, the Company does not consolidate any separate legal entities in which we own equity interests. We do not own, directly or indirectly, a majority voting interest in any other entity as of the date of these financial statements. We generally consolidate variable interest entities (“VIE”) where the Company is the primary beneficiary of a VIE in which we have a variable interest and voting interest entities where the Company is the majority owner or otherwise controls the voting interest entity.

Investments in Unconsolidated Joint Ventures

Non-controlling, unconsolidated ownership interests in an entity may be accounted for using the equity method, at fair value or the cost method.

Under the equity method, the investment is adjusted each period for capital contributions and distributions and its share of the entity’s net income (loss). Capital contributions, distributions and net income (loss) of such entities are recorded in accordance with the terms of the governing documents. An allocation of net income (loss) may differ from the stated ownership percentage interest in such entity as a result of preferred returns and allocation formulas, if any, as described in such governing documents. Equity method investments are recognized using a cost accumulated model in which the investment is recognized based on the cost to the investor, which includes acquisition fees. Acquisition fees incurred directly in connection with the investments in a joint venture are capitalized and amortized using the straight-line method over the estimated useful life of the underlying joint venture assets. The Company does not currently account for any of its investments under the equity method, and no amortization of acquisition fees is currently reflected on the financial statements.

The Company may account for an investment in an unconsolidated entity at fair value by electing the fair value option. In general, if the fair value election is made, the Company’s share of changes in fair value from one period to another are recorded in the statement of operations. Any change in fair value attributable to market-related assumptions is considered unrealized gain or loss.

The Company may account for an investment that does not qualify for the equity method, or for which the fair value option has not been elected, by using the cost method. Under the cost method, equity in earnings is recorded as distributions are received to the extent they are not considered a return of capital, which is recorded as a reduction of cost of the investment.

As of June 30, 2017 and December 31, 2016, respectively, the Company has not elected the fair value option with respect to any of its investments, nor do we treat any of our investments in unconsolidated joint ventures as equity investments for purposes of GAAP. The Company’s investments that are legally structured as preferred equity are treated as debt securities on these financial statements in accordance with GAAP.

Real Estate Debt Investments

Our debt-related investments are considered to be classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired.

The Company’s real estate debt investments are subject to continual analysis for potential loan impairment.

A debt-related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, the Financial Accounting Standards Board (the “FASB”) issued ASC Topic 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt-related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A debt-related investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan.

We have certain investments that are legally structured as equity investments with rights to receive preferred economic returns (referred to throughout these Notes as “preferred equity” investments). We report these investments as real estate debt securities when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

As of June 30, 2017, and December 31, 2016, none of our debt-related investments are considered impaired, and no impairment charges have been recorded in these financial statements. We have invested in eight debt-related investments as of the date of these financial statements. The following table describes our debt-related investment activity for the six months ended June 30, 2017 and the year ended December 31, 2016 (amounts in thousands):

Investments in Real Estate Debt:	For the Six Months Ended June 30, 2017	For the Year Ended December 31, 2016
Beginning balance	$5,889	$—
Investments (1)	9,661	5,889
Principal repayments (2)	(3,400)	—
Amortization of deferred fees, costs, and discounts/premiums	—	—
Ending balance	$12,150	$5,889

(1)	Investments as of June 30, 2017 include five senior debt instruments and one new preferred equity investment with contractually required redemption or maturity dates added during the six months ended June 30, 2017. Investments as of December 31, 2016 include four senior debt instruments added during the year ended December 31, 2016.

(2)	The principal repayments include full repayment from two senior debt instruments during the six months ended June 30, 2017.

Share Redemptions

The Company has adopted a redemption plan whereby on a quarterly basis, shareholders may request that the Company redeem at least 25% or more of their shares. Based on an assessment of the Company’s liquid resources and redemption requests, the Company’s Manager has the authority, in its sole discretion, to limit redemptions by each shareholder during any quarter, including if the Manager deems such action to be in the best interest of the shareholders as a whole.

Pursuant to the program, for the first eighty-nine (89) days following the settlement of the common shares subject to the redemption request (the “Introductory Period”), the per share redemption price will be equal to the purchase price of the shares being redeemed less any distributions received during that period. Shareholders that redeemed during the introductory period will not be allocated any distributions that were declared but unpaid during this period.

Beginning on the ninetieth day following the settlement of the common shares the Company may redeem shares with a per share redemption price calculated based on the most current Net Asset Value (“NAV”) per share. The redemption price is subject to the following discounts, depending upon when the shares are redeemed:

Holding Period from Date of Purchase	Effective Redemption Price(1) (as percentage of per share redemption price)
Less than 90 days (Introductory Period)	100%
90 days until 3 years	97%
3 years to 4 years	98%
4 years to 5 years	99%
More than 5 years	100%

(1)	The Effective Redemption Price will be rounded down to the nearest $0.01.

In addition, the redemption price will be reduced by the aggregate sum of distributions, if any, declared on the shares subject to the redemption request with record dates during the period between the quarter-end redemption request date and the redemption date.

Because the Company’s NAV per share will be calculated at the end of each quarter beginning at the end of the fourth quarter of 2017, the redemption price may change between the date the Company receives the redemption request and the date on which redemption proceeds are paid. As a result, the redemption price that a shareholder will receive may be different from the redemption price on the day the redemption request is made.

The Manager may amend, suspend, or terminate the redemption plan at any time in its sole discretion, without notice, including if it believes that such action is in the best interest of the shareholders as a whole.

Income Taxes

The Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986, commencing with the taxable year ending December 31, 2016. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its shareholders (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its shareholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying financial statements during the six months ended June 30, 2017 or June 30, 2016. No gross deferred tax assets or liabilities have been recorded as of June 30, 2017 or December 31, 2016.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Distributions

Our distributions are characterized for federal income tax purposes as (i) ordinary income, (ii) non-taxable return of capital, or (iii) long-term capital gain. Distributions that exceed current or accumulated tax earnings and profits constitute a return of capital for tax purposes and reduce the shareholders’ basis in the common shares. To the extent that distributions exceed both current and accumulated earnings and profits and the shareholders’ basis in the common shares, they will generally be treated as a gain or loss upon the sale or exchange of our shareholders’ common shares. We will report the taxability of our distributions in information returns that will be provided to our shareholders and filed with the Internal Revenue Service in the year following the distributions. This information will be provided annually beginning with the year ended December 31, 2016.

The Company declared three distributions during the six months ended June 30, 2017 and no distributions during the six months ended June 30, 2016. These distributions were or will be calculated based on shareholders of record each day during these periods.

The table below outlines the Company’s total distributions declared to shareholders and distributions relating to the Sponsor and its affiliates for each of the period (all amounts are in thousands except per share data):

	Shareholders				Related Parties(1)
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Total Paid as of June 30, 2017	Total Declared
January 1, 2017 through March 31, 2017	0.0021917808	192		$192	$2
April 1, 2017 through June 30, 2017	0.0021917808	324		—	2
July 1, 2017 through September 30, 2017	0.0021917808	386	(2)	—	2
Total		$902		$192	$6

(1)	Total distributions declared to related parties is included in total distributions declared to all shareholders.

(2)	The liability for the third quarter 2017 distribution was estimated based on the daily distribution per-share amount multiplied by the number of shareholders as of the date of the preparation of the June 30, 2017 financial statements, and is scheduled to be paid within three weeks after the end of September 30, 2017.

Revenue Recognition

Interest income is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest income is recognized on senior debt investments classified as held to maturity securities, and investments in joint ventures that are accounted for using the cost method if the terms of the equity investment include terms that are akin to interest on a debt instrument. As of June 30, 2017 and June 30, 2016, no amortization of premium, discount, origination costs or fees has been recognized.

Recent Accounting Pronouncements

Under Section 107 of the JOBS Act, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.  This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.  We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have difference effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B).  By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

In January 2016, the FASB issued Accounting Standards Update 2016-01 (“ASU 2016-01”), Financial Instruments – Overall, which changes the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. The FASB also clarifies the guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2017. The guidance should be applied prospectively from that date. Early adoption is permitted regarding the guidance on the presentation of the change in fair value of financial liabilities under the fair value option for financial statements that have not been issued. We do not anticipate the adoption will have a significant impact on the presentation of these financial statements.

In February 2016, the FASB issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2018, with early adoption permitted. We are currently assessing the impact of this update on the presentation of these financial statements.

 In March 2016, the FASB issued Accounting Standards Update 2016-07 (“ASU 2016-07”), Investments – Equity Method and Joint Ventures, which eliminates the requirement to retrospectively apply the equity method in previous periods when an investor initially obtains significant influence over an investee. The new guidance requires an investor to apply the equity method prospectively from the date the investment qualifies for the equity method. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2016, with early adoption permitted. We do not anticipate the adoption will have a significant impact on the presentation of these financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2019. We are currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

In August 2016, the FASB issued Accounting Standards Updated 2016-1 (“ASU 2016-15”), Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments, which provides guidance on the presentation and classification in the statement of cash flows for specific cash receipt and payment transactions, including debt prepayment or extinguishment costs, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims and corporate-owned life insurance policies, and distributions received from equity method investees. This standard is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period. We are currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

In November 2016, the FASB issued Accounting Standards Updated 2016-18 (“ASU 2016-18”) Statement of Cash Flows: Restricted Cash, which clarifies the presentation requirements of restricted cash within the statement of cash flows. The changes in restricted cash and restricted cash equivalents during the period should be included in the beginning and ending cash and cash equivalents balance reconciliation on the statement of cash flows. When cash, cash equivalents, restricted cash or restricted cash equivalents are presented in more than one line item within the statement of financial position, an entity shall calculate a total cash amount in a narrative or tabular format that agrees to the amount shown on the statement of cash flows. Details on the nature and amounts of restricted cash should also be disclosed. This standard is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period. We are currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

In January 2017, the FASB issued Accounting Standards Update 2017-01 (“ASU 2017-01”), Business Combinations, which clarifies the definition of a business, particularly when evaluating whether transactions should be accounted for as acquisitions or dispositions of assets or businesses. The first part of the guidance provides a screen to determine when a set is not a business; the second part of the guidance provides a framework to evaluate whether both an input and a substantive process are present. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2017. Early adoption is permitted for transactions that have not been reported in issued financial statements. We are currently assessing the impact of this update on the presentation of these financial statements.

The Company evaluated subsequent events through September 12, 2017.

3.	Investments in Real Estate-Related Assets

The following table presents the Company’s investments in real estate-related assets, as of June 30, 2017 (dollars in thousands):

Asset Type	Number	Principal Amount or Cost(1)	Future Funding Commitments	Carrying Value	Allocation by Investment Type(2)
Senior Debt	7	$10,850	$3,462	$10,850	89.30%
Preferred Equity	1	1,300	—	1,300	10.70%
Balance as of June 30, 2017	8	$12,150	$3,462	$12,150	100%

(1)	For debt investments, this only includes the stated amount of funds disbursed to date and interest that was contractually converted to principal.

(2)	This allocation is based on the principal amount of debt actually disbursed to date and interest that was contractually converted to principal and preferred equity investments at cost. It does not include future funding commitments that are not yet drawn.

The following table presents the Company’s investments in real estate-related assets, as of December 31, 2016 (dollars in thousands):

Asset Type	Number	Principal Amount or Cost(1)	Future Funding Commitments	Carrying Value	Allocation by Investment Type(2)
Senior Debt	4	5,889	336	6,225	100%
Balance as of December 31, 2016	4	$5,889	$336	$6,225	100%

(1)	For debt investments, this only includes the stated amount of funds disbursed to date and interest that was contractually converted to principal.

(2)	This allocation is based on the principal amount of debt actually disbursed to date and interest that was contractually converted to principal and preferred equity investments at cost. It does not include future funding commitments that are not yet drawn.

The following table presents certain information about the Company’s investments in real estate-related assets, as of June 30, 2017, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Senior debt	7	$10,487	$363	$—	$—
Preferred Equity	1	—	1,300	—	—
Balance as of June 30, 2017	8	$10,487	$1,663	$—	$—

The following table presents certain information about the Company’s investments in real estate-related assets, as of December 31, 2016, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Senior Debt	4	$5,889	$—	$—	$—
Balance as of December 31, 2016	4	$5,889	$—	$—	$—

Credit Quality Monitoring

The Company’s debt investments and preferred equity investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have interests in real estate similar to the interests just described. The Company evaluates its debt investments at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of June 30, 2017 and December 31, 2016, all investments are considered to be performing. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

4.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

The Company’s financial instruments as of June 30, 2017 consist of cash, eight debt-related investments, and accounts payable. As of December 31, 2016, the Company’s financial instruments consist of cash, four debt-related securities, and accounts payable. The carrying values of cash and cash equivalents, receivables, and accounts payable are reasonable estimates of their fair value. The aggregate fair value of our investments is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. The methods utilized generally included a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates.

As a result of this assessment, as of June 30, 2017 and December 31, 2016, management estimated the carrying value of the eight and four debt-related investments, respectively, are reasonable estimates of their fair value.

5.	Borrowings

On January 6, 2017, the Company repaid its remaining promissory grid note balance of $1,500,000 principal and $7,292 interest in full to a related party (See Note 6 – Related Party Arrangements for further detail). During the six months ended June 30, 2017, the Company had not entered into any new credit agreements from which it has drawn funds. The Company maintains a promissory grid note arrangement with a related party, but has not drawn additional funds from such note. See Note 6 – Related Party Arrangements – Rise Companies Corp.

During the year ended December 31, 2016, the Company borrowed funds in the amount of $1,500,000 on its promissory grid note arrangement with a related party. As of December 31, 2016, principal and interest totaling $1,506,771 remained payable to our Sponsor.

6.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

The Manager and certain affiliates of the Manager receive fees and compensation in connection with the Company’s public offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager will be reimbursed for organizational and offering expenses incurred in conjunction with the Offering. The Company will reimburse the Manager, subject to the reimbursement limit previously described, for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. See Note 2 – Summary of Significant Accounting Policies – Organizational, Offering and Related Costs.

The following table summarizes reimbursable costs incurred by the Company during the six months ended June 30, 2017 (amounts in thousands):

Reimbursable Organizational and Offering Costs Due to Fundrise Advisors, LLC:	During the Six Months ended June 30, 2017
Organizational costs	$—
Offering costs (1)	353
Reimbursements made	(359)
Total	$(6)

(1)	As of June 30, 2016, $311,692 of offering costs were amortized against members’ equity, which represents the ratable portion of proceeds raised to date to the total amount of proceeds expected to be raised from the Offering.

The following table summarizes reimbursable costs incurred by the Company during the year ended December 31, 2016 (amounts in thousands):

Reimbursable Organizational and Offering Costs Due to Fundrise Advisors, LLC:	During the Year ended December 31, 2016
Organizational costs	$24
Offering costs (1)	447
Reimbursements made	(42)
Total	$429

(1)	As of December 31, 2016, $58,939 of offering costs were amortized against members’ equity, which represents the ratable portion of proceeds raised to date to the total amount of proceeds expected to be raised from the Offering.

Until April 30, 2017, the Company will pay the Manager a quarterly asset management fee of one-fourth of 1.0%. Beginning on May 1, 2017, the Company will pay the Manager a quarterly asset management fee of one-fourth of 0.85%, which, until December 31, 2017, will be based on our net offering proceeds as of the end of each quarter, unless the Manager does not require reimbursement in any particular quarter, and thereafter will be based on our NAV at the end of each prior quarter.

During the six months ended June 30, 2017 and June 30, 2016, asset management fees of $73,290 and $0, respectively have been incurred. As of June 30, 2017, and December 31, 2016, $43,047 and $0, respectively of asset management fees remain payable to the Manager.

Until April 30, 2017, the Company will pay the Manager a special servicing fee for any non-performing asset at an annualized rate of 1.0%, which will be based on the original value of such non-performing asset. Beginning on May 1, 2017, the Company will reimburse our Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of June 30, 2017 and December 31, 2016, the Manager has not designated any asset as non-performing and no special servicing fees have been paid to the Manager.

The Company will also pay the Manager a disposition fee from the liquidation of any of our equity investments in real estate equal to 0.5% of the gross proceeds after repayment of any property level debt. As of June 30, 2017 and December 31, 2016, no equity investments had been acquired or disposed of, and accordingly no disposition fees were incurred.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC or its affiliates may close and fund a loan or other investment prior to it being acquired by us. The ability to warehouse investments allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the six months ended June 30, 2017 and June 30, 2016, the Company made five investments and zero investments, respectively, that were warehoused or owned by Fundrise Lending, LLC.

For situations where our sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the shareholders and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the six months ended June 30, 2017 and June 30, 2016, fees of $8,000 and $0, were paid to the Independent Representative as compensation for those services.

Fundrise, L.P., Member

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, Fundrise L.P. may provide capital to Fundrise Lending, LLC for the purposes of acquiring investments where there would otherwise be insufficient capital. During the six months ended June 30, 2017 and the year ended December 31, 2016, Fundrise, L.P. did not provide capital to Fundrise Lending, LLC for the purposes of acquiring investments on behalf of the Company.

Fundrise, L.P. is a member of the Company and holds 9,500 shares as of June 30, 2017 and December 31, 2016. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise L.P.

Rise Companies Corp, Member and Sponsor

As a means to provide liquidity during capital raising periods, Rise Companies Corp. issued a promissory grid note to the Company and its affiliates in the amount of $10,000,000. The loan bears a 3.0% interest rate and expires on July 30, 2017. The total drawn between the seven noteholders may not exceed $10,000,000. As of December 31, 2016, the Company had drawn $1,500,000. On January 6, 2017, the Company repaid the promissory grid note in full in the amount of $1,500,000 principal and $7,292 of interest to Rise Companies Corp. As of June 30, 2017, the Company has not additionally drawn against the promissory grid note.

Rise Companies Corp is a member of the Company and holds 600 shares as of June 30, 2017 and held 500 shares as of December 31, 2016.

Executive Officers of Our Manager

As of the date of these financial statements, the executive officers of our Manager and their positions and offices are as follows:

Name	Position
Benjamin S. Miller	Chief Executive Officer and Interim Chief Financial Officer and Treasurer
Brandon T. Jenkins	Chief Operating Officer
Bjorn J. Hall	General Counsel, Chief Compliance Officer, and Secretary

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and Director of our Sponsor since its inception on March 14, 2012. As of February 9, 2016, Ben is also serving as Interim Chief Financial Officer and Treasurer of our Manager.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in the same role for our Sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer and Secretary of our Manager and has served in such capacities with our Sponsor since February 2014.

7.	Economic Dependency

Under various agreements, the Company has engaged or will engage Fundrise Advisors, LLC and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon Fundrise Advisors, LLC and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

8.	Commitments and Contingencies

Legal Proceedings

As of the date of the financial statements we are not currently named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

9.	Subsequent Events

Offering

As of September 12, 2017, we had raised total gross offering proceeds of approximately $23,225,000 from settled subscriptions (including the $101,000 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, L.P., an affiliate of our sponsor), and had settled subscriptions in our Offering and private placements for a gross aggregate of approximately 2,323,000 of our common shares.

Organizational, Offering and Related Costs

As a result of the Offering raising in excess of the $1,000,000 threshold, the organizational, offering and related costs paid by the Manager or its affiliates on behalf of the Company are required to be reimbursed by the Company. As of September 12, 2017, $603,126 of reimbursement payments have been made.

New Investments

As of September 12, 2017, the Company has made additional investments in the amount of $4,709,236. Including the investments reported on the balance sheet as of June 30, 2017, the Company has now invested in $16,859,071 of commercial real estate assets with total capital commitments of $20,262,000. The economic terms of these investments are similar to the investments that had been made as of June 30, 2017.

Distributions Payable

On March 21, 2017, the Manager of the Company ratified a daily distribution of $ 0.0021917808 per share (the “Q2 Daily Distribution Amount”) for shareholders of record as of the close of business on each day of the period commencing on April 1, 2017 and ending on June 30, 2017 (the “Q2 2017 Distribution Period”). The distributions were payable to shareholders of record as of the close of business on each day of the Q2 2017 Distribution Period. The Q2 2017 distributions were paid beginning July 14, 2017. The aggregate amount of cash that was distributed relating to the Q2 2017 Distribution Periods was $324,356.

On June 26, 2017, the Manager of the Company ratified a daily distribution of $ 0.0021917808 per share (the “Q3 2017 Daily Distribution Amount”) for shareholders of record as of the close of business on each day of the period commencing on July 1, 2017 and ending on September 30, 2017 (the “Q3 2017 Distribution Period”). The distributions are payable to shareholders of record as of the close of business on each day of the Q3 2017 Distribution Period and the distributions are scheduled to be paid within the first three weeks of the end of the Q3 2017 Distribution Period. The aggregate estimated amount of cash to be distributed related to the Q3 2017 Distribution Period is approximately $386,000. We will begin processing Q3 2017 distributions prior to October 21, 2017.

Settling Subscriptions

The entire amount of the $351,436 of settling subscriptions that existed as of June 30, 2017 were subsequently settled and common shares were issued by July 8, 2017.

Amended and Restated Promissory Grid Note

On April 30, 2017, the Company entered into an amended and restated promissory grid note, as borrower, with Rise Companies Corp, our Sponsor, as lender. The amended and restated note provides up to $10,000,000 in credit. On July 31, 2017, the expiration date was extended to October 31, 2017. The Company did not pay any extension or other fees related to the amendment of this note.

APPENDIX A:

PRIOR PERFORMANCE TABLES

The following prior performance tables provide information relating to the real estate investment programs sponsored by Rise Companies Corp., our sponsor, and its affiliates. These consist of five (5) eREITsTM that had begun raising and deploying capital as of December 31, 2016 (collectively, the “eDirectTM Programs”): (i) Fundrise Real Estate Investment Trust, LLC (the “Income eREITTM”); (ii) Fundrise Equity REIT, LLC (the “Growth eREITTM”); (iii) Fundrise West Coast Opportunistic REIT, LLC (the “West Coast eREITTM”); (iv) Fundrise East Coast Opportunistic REIT, LLC (the “East Coast eREITTM”); and (v) Fundrise Midland Opportunistic REIT, LLC (the “Heartland eREITTM”). With respect to its eDirectTM Programs, our sponsor seeks to produce attractive risk-adjusted returns by targeting debt and equity investments with significant potential value creation but below the radar of institutional-sized investors.

The eDirectTM Programs were launched in December 2015 with the qualification of the Regulation A offering of the Income eREITTM. Our sponsor and its affiliates are responsible for origination, due diligence, structuring, closing, acquiring, and asset management of all investments and loans made under the eDirectTM Programs. As of December 31, 2016, our sponsor had facilitated or originated approximately 33 real estate assets in it eDirectTM Programs with aggregate asset values of approximately $637 million, consisting of approximately $72 million of commercial real estate loan assets, $565 million of investments in commercial real estate assets (primarily through common equity investments and majority-owned subsidiaries with rights to receive preferred economic returns. The portfolios included in the eDirectTM Programs are diversified by investment size, security type, property type and geographic region.

Through December 31, 2016, the eDirectTM Programs consisted of five eREITsTM, which had collectively raised approximately $117.9 million from over 10,000 investors.

This information should be read together with the summary information included in the “Prior Performance Summary” section of this offering circular.

Investors should not construe inclusion of the following tables as implying, in any manner, that we will have results comparable to those reflected in such tables. Distributable cash flow, federal income tax deductions or other factors could be substantially different. Investors should note that by acquiring our shares, they will not be acquiring any interest in any prior program.

Description of the Tables

All information contained in the Tables in this Appendix A is as of December 31, 2016. The following tables are included herein:

Table I — Experience in Raising and Investing Funds

Table II — Compensation to Sponsor

Table III — Operating Results of Prior Programs

Table VI — Acquisition of Assets

A-1

TABLE I

EXPERIENCE IN RAISING AND INVESTING FUNDS

(UNAUDITED)

Table I presents information showing the experience of the Sponsor in raising and investing funds for the prior eDirectTM Programs as of December 31, 2016.

(Dollar amounts in thousands)
	Fundrise Real Estate Investment Trust, LLC	Fundrise Equity REIT, LLC	Fundrise West Coast Opportunistic REIT, LLC	Fundrise East Coast Opportunistic REIT, LLC	Fundrise Midland Opportunistic REIT, LLC
Dollar Amount Offered [a]	$50,000	$50,000	$50,000	$50,000	$50,000
Amount Raised as of 12/31/16 [b]	$49,649	$49,960	$6,852	$6,259	$5,401
Date Offering Began	11/24/2015	1/5/2016	9/30/2016	9/30/2016	9/30/2016
Length of Offering (In Months) [c]	13	12	3	3	3
Months to Invest 90 Percent of Amount Available for Investment (Measured from the Beginning of Offering) [d]	N/A	N/A	N/A	N/A	N/A

[a] The amount represents the maximum amount offered to the public.

[b] Represents the dollar amount raised in public offerings. Excludes private placements.

[c] Represents the shorter of (i) number of months the offering had been available as of 12/31/16 or (ii) number of months that the offering was available before concluding upon completion.

[d] As of December 31, 2016 these offerings were still in the investment period and had not invested 90% of the amount offered. Assets are acquired as equity becomes available.

A-2

TABLE II

COMPENSATION TO SPONSOR

(UNAUDITED)

Table II presents information showing the compensation paid to the Sponsor by the prior eDirectTM Programs as of December 31, 2016.

(Dollar amounts in thousands)
	Fundrise Real Estate Investment Trust, LLC	Fundrise Equity REIT, LLC	Fundrise West Coast Opportunistic REIT, LLC	Fundrise East Coast Opportunistic REIT, LLC	Fundrise Midland Opportunistic REIT, LLC
Date offering commenced	11/24/15	01/05/2016	09/30/16	09/30/16	09/30/16
Dollar amount raised	49,649	49,960	6,852	6,259	5,401
Amount paid to sponsor from proceeds of offering:
Underwriting fees	0	0	0	0	0
Acquisition fees	0	0	0	0	0
Real estate commissions	0	0	0	0	0
Advisory fees	0	0	0	0	0
Other	0	0	0	0	0
Other	0	0	0	0	0
Dollar amount of cash generated from operations before deducting payments to sponsor	49,609	49,958	6,852	6,259	5,401
Amounts paid to sponsor from operations:
Property management fees	0	0	0	0	0
Partnership management fees [1]	0	173	0	0	0
Reimbursements [2]	1006	706	42	39	34
Leasing commissions	0	0	0	0	0
Other	0	0	0	0	0
Dollar amount of property sales and refinancing before deducting payments to sponsor
Cash	0	0	0	0	0
Notes	0	0	0	0	0
Amount paid to sponsor from property sales and refinancing:
Real estate commissions	0	0	0	0	0
Incentive fees	0	0	0	0	0
Other	0	0	0	0	0

[1] This number is comprised of asset management fees that were paid to the Manager, Fundrise Advisors, a wholly owned subsidiary of the sponsor.

[2] Amount represents reimbursements paid to the Manager as of 12/31/16, and not reimbursements payable. Monthly reimbursements are limited to 0.50% of gross offering proceeds, and are payable in the month immediately following the calculated period.

A-3

TABLE III

OPERATING RESULTS OF PRIOR PROGRAMS

(UNAUDITED)

Table III sets forth the operating results of the prior eDirectTM Programs for the years ended December 31, 2016 and December 31, 2015. Amounts are rounded to nearest 000’s.

(amounts in thousands except per share and per $1,000 invested data)
	Fundrise Real Estate Investment Trust, LLC (Unaudited)
	2016	2015
SUMMARY BALANCE SHEET
Total assets	$50,400	$13,399
Total liabilities	3,060	3,354
Total members' equity	47,340	10,045
SUMMARY OPERATING RESULTS
Gross revenues	3,984	30
Operating expense	195	91
Operating income (loss)	3,789	(61)
Interest expense	0	0
Net income (loss) (GAAP Basis)	3,789	(61)
SUMMARY STATEMENTS OF CASH FLOWS
Net cash provided by (used in) operating activities	2,002	(6)
Net cash (used in) investing activities	(35,640)	(5,887)
Net cash provided by financing activities	33,501	13,117
AMOUNT AND SOURCE OF DISTRIBUTIONS
Total cash distributions paid to investors [a]	2,382	0
Distribution Data Per $1,000 Invested [b]
Total Distributions paid to investors [a]	$63.76	$0.00
From operations [c]	$53.59	$0.00
From all other sources (financing or offering proceeds) [c]	$10.17	$0.00
Estimated value per share [d]	N/A	N/A

[a]	Although distributions were declared in Q4 2016, they were paid out in Q1 2017 and therefore are not reflected in the distribution amounts.

[b]	Assumes investment was settled by January 1 of the stated year.

[c]	This calculation is on a GAAP basis. When calculated on a tax basis, all distributions were made 100% from taxable income and there was no return of capital for the year ended December 31, 2016.

[d]	N/A indicates there is no public trading market for the shares during the period indicated or estimated value per share as determined by the company’s Manager.

A-4

	Fundrise Equity REIT, LLC
	(Unaudited)
	2016	2015
SUMMARY BALANCE SHEET
Total assets	$45,620	$199
Total liabilities	1,784	0
Total members' equity	43,836	199
SUMMARY OPERATING RESULTS
Gross revenues (losses) [a]	(2,391)	0
Operating expense	511	1
Operating income (loss)	(2,902)	(1)
Interest expense	(1)	0
Net income (loss) (GAAP Basis)	(2,903)	(1)
SUMMARY STATEMENTS OF CASH FLOWS
Net cash (used in) operating activities	(131)	(1)
Net cash (used in) investing activities	(43,992)	0
Net cash provided by financing activities	48,275	1
AMOUNT AND SOURCE OF DISTRIBUTIONS
Total cash distributions paid to investors [b]	971	0
Distribution Data Per $1,000 Invested [c]
Total Distributions paid to investors [b]	$40.11	$0.00
From operations [d]	$0.00	$0.00
From all other sources (financing or offering proceeds) [d]	$40.11	$0.00
Estimated value per share [e]	N/A	N/A

[a]	Under US GAAP, distributions from equity-method investees are treated as a reduction of an investment's basis rather than investment income, so as a result of depreciation, closing costs, and non-cash losses at the property level, net income is reflected as negative.

[b]	Although distributions were declared in Q4 2016, they were paid out in Q1 2017 and therefore are not reflected in the distribution amounts.

[c]	Assumes investment was settled by January 1 of the stated year.

[d]	This calculation is on a GAAP basis. When calculated on a tax basis, an estimated 48% of our distributions were made from taxable income for the year ended December 31, 2016.

[e]	N/A indicates there is no public trading market for the shares during the period indicated or estimated value per share as determined by the company’s Manager.

	Fundrise West Coast Opportunistic REIT, LLC
	(Unaudited)
	2016	2015
SUMMARY BALANCE SHEET
Total assets	$9,334	$5
Total liabilities	2,758	0
Total members' equity	6,576	5
SUMMARY OPERATING RESULTS
Gross revenues	100	0
Operating expense	90	0
Operating income (loss)	10	0
Interest expense	6	0
Net income (loss) (GAAP Basis)	4	0
SUMMARY STATEMENTS OF CASH FLOWS
Net cash provided by (used in) operating activities	(12)	0
Net cash (used in) investing activities	(5,889)	0
Net cash provided by financing activities	8,851	5
AMOUNT AND SOURCE OF DISTRIBUTIONS
Total cash distributions paid to investors [a]	0	0
Distribution Data Per $1,000 Invested
Total Distributions paid to investors [a]	$0.00	$0.00
From operations	$0.00	$0.00
From all other sources (financing or offering proceeds)	$0.00	$0.00
Estimated value per share [b]	N/A	N/A

[a]	Although distributions were declared in Q4 2016, they were paid out in Q1 2017 and therefore are not reflected in the distribution amounts.

[b]	N/A indicates there is no public trading market for the shares during the period indicated or estimated value per share as determined by the company’s Manager.

A-5

Fundrise East Coast Opportunistic
REIT, LLC

	(Unaudited)
	2016	2015
SUMMARY BALANCE SHEET
Total assets	$14,930	$5
Total liabilities	8,934	0
Total members' equity	5,996	5
SUMMARY OPERATING RESULTS
Gross revenues [a]	109	0
Operating expense	83	0
Operating income (loss)	26	0
Interest expense	17	0
Net income (loss) (GAAP Basis)	9	0
SUMMARY STATEMENTS OF CASH FLOWS
Net cash provided by operating activities	58	0
Net cash (used in) investing activities	(13,150)	0
Net cash provided by financing activities	14,438	5
AMOUNT AND SOURCE OF DISTRIBUTIONS
Total cash distributions paid to investors [b]	0	0
Distribution Data Per $1,000 Invested
Total Distributions paid to investors [b]	$0.00	$0.00
From operations	$0.00	$0.00
From all other sources (financing or offering proceeds)	$0.00	$0.00
Estimated value per share [c]	N/A	N/A

[a]	Under US GAAP, distributions from equity-method investees are treated as a reduction of an investment's basis rather than investment income, so as a result distributions from our equity method investments will not show up in gross revenues.

[b]	Although distributions were declared in Q4 2016, they were paid out in Q1 2017 and therefore are not reflected in the distribution amounts.

[c]	N/A indicates there is no public trading market for the shares during the period indicated or estimated value per share as determined by the company’s Manager.

Fundrise Midland Opportunistic
REIT, LLC

	(Unaudited)
	2016	2015
SUMMARY BALANCE SHEET
Total assets	$6,133	$5
Total liabilities	1,023	0
Total members' equity	5,110	5
SUMMARY OPERATING RESULTS
Gross revenues	8	0
Operating expense	85	0
Operating income (loss)	(77)	0
Interest expense	0	0
Net income (loss) (GAAP Basis)	(77)	0
SUMMARY STATEMENTS OF CASH FLOWS
Net cash provided by (used in) operating activities	(12)	0
Net cash (used in) investing activities	(1,000)	0
Net cash provided by financing activities	5,734	5
AMOUNT AND SOURCE OF DISTRIBUTIONS
Total cash distributions paid to investors [a]	0	0
Distribution Data Per $1,000 Invested
Total Distributions paid to investors [a]	$0.00	$0.00
From operations	$0.00	$0.00
From all other sources (financing or offering proceeds)	0	0
Estimated value per share [b]	N/A	N/A

[a]	Although distributions were declared in Q4 2016, they were paid out in Q1 2017 and therefore are not reflected in the distribution amounts.

[b]	N/A indicates there is no public trading market for the shares during the period indicated or estimated value per share as determined by the company’s Manager.

A-6

TABLE VI

ACQUISITION OF ASSETS

(UNAUDITED)

Table VI sets forth summary information on the properties held by the prior eDirectTM Programs as of December 31, 2016.

Property	Location	Name of eREIT	Type of Property	Date of Purchase	Date Paid Off	Gross Leasable Square Footage or # of Units		Mortgage Financing at Date of Purchase		Cash Down Payment (eREIT Investment)	Total Equity	Contract Purchase Price Plus Acquisition Fee
Santa Monica	CA	Income eREIT	Office	1/27/16		23,557		$16,600,000		$1,000,000	$7,050,000	$23,650,000
Seattle	WA	Income eREIT	Multifamily	1/7/16		106	*	$20,250,000		$1,000,000	$8,447,818	$28,697,818
Pittsburgh	PA	Income eREIT	Hospitality	12/15/15		63	*	$8,267,000		$2,275,000	$16,764,342	$25,031,342
Long Island City	NY	Income eREIT	Condominium	12/15/15		2	*	**		$1,990,000	$525,844	$2,515,844
Phoenix	AZ	Income eREIT	Multifamily	12/30/15	6/14/16	11	*	**		$837,000	$567,740	$1,404,740
Richland	WA	Income eREIT	Multifamily	1/7/16		228	*	$22,268,815		$2,000,000	$4,651,185	$26,920,000
Atlanta	GA	Income eREIT	Hospitality	1/7/16		94	*	$15,500,000	**	$3,019,355	$9,126,793	$24,626,793
Atlanta	GA	Income eREIT	Retail	1/21/16	1/19/17	81,634		$4,600,000		$910,000	$1,230,605	$6,740,605
Atlanta	GA	Income eREIT	Retail	1/21/16	1/19/17	81,634		**		$4,600,000	$2,140,605	$6,740,605
Long Island City	NY	Income eREIT	Condominium	1/27/16		3	*	**		$3,177,000	$765,922	$3,942,922
Van Nuys	CA	Income eREIT	Acquisition Loan	2/19/16		56,250		**		$4,900,000	$1,566,920	$6,466,920
Cordova	TN	Income eREIT	Multifamily	3/2/16		464	*	$23,398,000		$3,750,000	$3,952,000	$31,100,000
Los Angeles	CA	Income eREIT	Mixed-Use	4/6/16		37,236		**		$7,315,000	$2,577,674	$9,892,674
Colorado Springs	CO	Income eREIT	Multifamily	4/29/16		216	*	$10,767,000		$4,000,000	$2,608,000	$17,375,000
Washington	DC	Income eREIT	Multifamily	5/10/16		56	*	$24,400,000		$4,475,000	$3,546,507	$32,421,507
Denver	CO	Growth eREIT	Multifamily	5/12/16	12/19/16	41	*	$4,600,000		$1,600,000	$1,766,127	$7,966,127
Jacksonville	FL	Growth eREIT	Multifamily	6/6/16		679	*	$27,000,000		$10,850,000	$15,500,000	$42,500,000
Jacksonville	FL	Growth eREIT	Multifamily	6/6/16		159	*	$8,250,000		$3,465,000	$4,950,000	$13,200,000
Fort Belvoir	VA	Growth eREIT	Multifamily	6/27/16		76	*	$7,200,000		$3,648,975	$3,841,026	$11,041,026
Alexandria	VA	Growth eREIT	Multifamily	9/14/16		216	*	$28,000,000		$11,421,520	$14,791,725	$42,791,725
Los Angeles	CA	Income eREIT	Acquisition Loan	9/14/16	4/6/17	18,204		**		$1,760,000	$1,080,000	$2,840,000
Richland	WA	Growth eREIT	Multifamily	9/19/16		286	*	$30,080,000		$8,460,000	$9,400,000	$39,480,000
Woodbridge	VA	Growth eREIT	Multifamily	9/28/16		138	*	$14,800,000		$8,231,826	$8,665,080	$23,465,080
San Pedro	CA	West Coast eREIT	Acquisition Loan	10/26/16		26,708		**		$1,300,000	$820,000	$2,120,000
Los Angeles	CA	West Coast eREIT	Acquisition Loan	10/26/16		16,000		**		$1,575,000	$533,000	$2,108,000
Los Angeles	CA	West Coast eREIT	Acquisition Loan	10/26/16		18,266		**		$2,100,000	$1,998,000	$4,098,000
Pflugerville	TX	Heartland eREIT	Multifamily	11/11/16		324	*	$26,900,000		$3,000,000	$15,300,652	$45,200,652
Los Angeles	CA	West Coast eREIT	Acquisition Loan	11/15/16		11,324		**		$1,250,000	$620,000	$1,870,000
Atlanta	GA	East Coast eREIT	Multifamily	11/21/16		350	*	$27,000,000		$5,000,000	$7,000,000	$39,000,000
Orlando	FL	East Coast eREIT	Multifamily	11/30/16		296	*	$19,676,000		$7,650,000	$10,200,000	$29,880,000
Colorado Springs	CO	Heartland eREIT	Multifamily	12/6/16		147	*	$10,500,000		$1,000,000	$3,000,000	$14,500,000
Snoqualmie	WA	Income eREIT	Multifamily	12/18/16		100	*	$23,275,000		$2,000,000	$7,785,000	$33,060,000
San Antonio	TX	Heartland eREIT	Multifamily	12/30/16		278	*	$21,190,000		$7,025,000	$12,975,000	$41,190,000

* Number of residential units (not square footage).

** Originated investment represents a senior secured loan.

A-7

APPENDIX B

FORM OF SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT

FOR Qualified Purchasers

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

A DELAWARE LIMITED LIABILITY COMPANY

This is a Subscription for

Common Shares of

Fundrise West Coast Opportunistic REIT, LLC (“Fundrise”)

B-1

THIS SUBSCRIPTION AGREEMENT (this “Agreement” or this “Subscription”) is made and entered into as of _____________________, by and between the undersigned (the “Subscriber,” “Investor,” or “you”) and Fundrise West Coast Opportunistic REIT, LLC, a Delaware limited liability company (“Fundrise” or “we” or “us” or “our”), with reference to the facts set forth below.

WHEREAS, subject to the terms and conditions of this Agreement, the Subscriber wishes to irrevocably subscribe for and purchase (subject to acceptance of such subscription by Fundrise) certain Common Shares (the “Common Shares”), as set forth in Section 1 and on the signature page hereto, offered pursuant to that certain Offering Circular, dated as of [DATE] (the “Offering Circular”) of Fundrise.

NOW, THEREFORE, in order to implement the foregoing and in consideration of the mutual representations, warranties, covenants and agreements contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1.	Subscription for and Purchase of the Common Shares.

1.1           Subject to the express terms and conditions of this Agreement, the Subscriber hereby irrevocably subscribes for and agrees to purchase the Common Shares (the “Purchase”) in the amount of the purchase price (the “Purchase Price”) set forth on the signature page to this Agreement.

1.2          The Subscriber must initially purchase at least 100 Common Shares in this offering, unless subscribing pursuant to a plan established by our Manager. There is no minimum subscription requirements when subscribing pursuant to a plan established by our Manager or on additional purchases once the Subscriber has purchased the requisite minimum of 100 Common Shares.

1.3           The offering of Common Shares is described in the Offering Circular, that is available through the online website platform www.fundrise.com (the “Site”), which is owned and operated by Fundrise, LLC, an affiliated entity of Fundrise, as well as on the SEC’s EDGAR website. Please read this Agreement, the Offering Circular, and Fundrise’s Operating Agreement (the “Operating Agreement”). While they are subject to change, as described below, Fundrise advises you to print and retain a copy of these documents for your records. By signing electronically below, you agree to the following terms together with the Terms and Conditions and the Terms of Use, consent to Fundrise, LLC’s Privacy Policy, and agree to transact business with us and to receive communications relating to the Common Shares electronically.

B-2

1.4           Fundrise has the right to reject this Subscription in whole or in part for any reason. The Subscriber may not cancel, terminate or revoke this Agreement, which, in the case of an individual, shall survive his death or disability and shall be binding upon the Subscriber, his heirs, trustees, beneficiaries, executors, personal or legal administrators or representatives, successors, transferees and assigns.

1.5           Once you make a funding commitment to purchase Common Shares, it is irrevocable until the Common Shares are issued, the Purchase is rejected by Fundrise, or Fundrise otherwise determines not to consummate the transaction.

1.6           The undersigned has received and read a copy of the Fundrise’s Operating Agreement and agrees that its execution of this Subscription Agreement constitutes its consent to such Operating Agreement, and, that upon acceptance of this Subscription Agreement by Fundrise, the undersigned will become a member of Fundrise as a holder of Common Shares. When this Subscription Agreement is countersigned by the Company, the Operating Agreement shall be binding upon the undersigned as of the settlement date.

2.	Purchase of the Common Shares.

2.1           The Subscriber understands that the Purchase Price is payable with the execution and submission of this Agreement, and accordingly, is submitting herewith to Fundrise the Purchase Price as agreed to by Fundrise on the Site.

2.2           If Fundrise returns the Subscriber’s Purchase Price to the Subscriber, Fundrise will not pay any interest to the Subscriber.

2.3           If this Subscription is accepted by Fundrise, the Subscriber agrees to comply fully with the terms of this Agreement, the Common Shares and all other applicable documents or instruments of Fundrise, including the Operating Agreement. The Subscriber further agrees to execute any other necessary documents or instruments in connection with this Subscription and the Subscriber’s purchase of the Common Shares.

2.4           In the event that this Subscription is rejected in full or the offering is terminated, payment made by the Subscriber to Fundrise for the Common Shares will be refunded to the Subscriber without interest and without deduction, and all of the obligations of the Subscriber hereunder shall terminate. To the extent that this Subscription is rejected in part, Fundrise shall refund to the Subscriber any payment made by the Subscriber to Fundrise with respect to the rejected portion of this Subscription without interest and without deduction, and all of the obligations of Subscriber hereunder shall remain in full force and effect except for those obligations with respect to the rejected portion of this Subscription, which shall terminate.

3.	Investment Representations and Warranties of the Subscriber. The Subscriber represents and warrants to Fundrise the following:

3.1           The information that the Subscriber has furnished herein, including (without limitation) the information furnished by the Subscriber to Fundrise, LLC, an affiliate of Fundrise, upon signing up for the Site regarding whether Subscriber qualifies as (i) an “accredited investor” as that term is defined in Rule 501 under Regulation D promulgated under the Securities Act of 1933, as amended (the “Act”) and/or (ii) a “qualified purchaser” as that term is defined in Regulation A promulgated under the Act, is correct and complete as of the date of this Agreement and will be correct and complete on the date, if any, that Fundrise accepts this subscription. Further, the Subscriber shall immediately notify Fundrise of any change in any statement made herein prior to the Subscriber’s receipt of Fundrise’s acceptance of this Subscription, including, without limitation, Subscriber’s status as an “accredited investor” and/or “qualified purchaser”. The representations and warranties made by the Subscriber may be fully relied upon by Fundrise and by any investigating party relying on them.

B-3

3.2           The Subscriber, if an entity, is, and shall at all times while it holds Common Shares remain, duly organized, validly existing and in good standing under the laws of the state or other jurisdiction of the United States of America of its incorporation or organization, having full power and authority to own its properties and to carry on its business as conducted. The Subscriber, if a natural person, is eighteen (18) years of age or older, competent to enter into a contractual obligation, and a citizen or resident of the United States of America. The principal place of business or principal residence of the Subscriber is as shown on the signature page of this Agreement.

3.3           The Subscriber has the requisite power and authority to deliver this Agreement, perform his, her or its obligations set forth herein, and consummate the transactions contemplated hereby. The Subscriber has duly executed and delivered this Agreement and has obtained the necessary authorization to execute and deliver this Agreement and to perform his, her or its obligations herein and to consummate the transactions contemplated hereby. This Agreement, assuming the due execution and delivery hereof by Fundrise, is a legal, valid and binding obligation of the Subscriber enforceable against the Subscriber in accordance with its terms.

3.4           At no time has it been expressly or implicitly represented, guaranteed or warranted to the Subscriber by Fundrise or any other person that:

a.         A percentage of profit and/or amount or type of gain or other consideration will be realized as a result of this investment; or

b.         The past performance or experience on the part of Fundrise and/or its officers or directors does not in any way indicate the predictable or probable results of the ownership of the Common Shares or the overall Fundrise venture.

3.5          The Subscriber has received this Agreement, the Offering Circular and the Operating Agreement. The Subscriber and/or the Subscriber’s advisors, who are not affiliated with and not compensated directly or indirectly by Fundrise or an affiliate thereof, have such knowledge and experience in business and financial matters as will enable them to utilize the information which they have received in connection with Fundrise and its business to evaluate the merits and risks of an investment, to make an informed investment decision and to protect Subscriber’s own interests in connection with the Purchase.

3.6           The Subscriber understands that the Common Shares being purchased are a speculative investment which involves a substantial degree of risk of loss of the Subscriber’s entire investment in the Common Shares, and the Subscriber understands and is fully cognizant of the risk factors related to the purchase of the Common Shares. The Subscriber has read, reviewed and understood the risk factors set forth in the Offering Circular.

3.7           The Subscriber understands that any forecasts or predictions as to Fundrise’s performance are based on estimates, assumptions and forecasts that Fundrise believes to be reasonable but that may prove to be materially incorrect, and no assurance is given that actual results will correspond with the results contemplated by the various forecasts.

3.8           The Subscriber is able to bear the economic risk of this investment and, without limiting the generality of the foregoing, is able to hold this investment for an indefinite period of time. The Subscriber has adequate means to provide for the Subscriber’s current needs and personal contingencies and has a sufficient net worth to sustain the loss of the Subscriber’s entire investment in Fundrise.

3.9           The amount of Common Shares being purchased by the Subscriber does not exceed 10% of the greater of the Subscriber’s annual income or net worth (for natural persons), or 10% of the greater of Subscriber’s annual revenue or net assets at fiscal year-end (for non-natural persons).

3.10         The Subscriber has had an opportunity to ask questions of Fundrise or anyone acting on its behalf and to receive answers concerning the terms of this Agreement and the Common Shares, as well as about Fundrise and its business generally, and to obtain any additional information that Fundrise possesses or can acquire without unreasonable effort or expense, that is necessary to verify the accuracy of the information contained in this Agreement. Further, all such questions have been answered to the full satisfaction of the Subscriber.

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3.11         The Subscriber agrees to provide any additional documentation Fundrise may reasonably request, including documentation as may be required by Fundrise to form a reasonable basis that the Subscriber qualifies as an “accredited investor” as that term is defined in Rule 501 under Regulation D promulgated under the Act, or otherwise as a “qualified purchaser” as that term is defined in Regulation A promulgated under the Act, or as may be required by the securities administrators or regulators of any state, to confirm that the Subscriber meets any applicable minimum financial suitability standards and has satisfied any applicable maximum investment limits.

3.12         The Subscriber understands that no state or federal authority has scrutinized this Agreement or the Common Shares offered pursuant hereto, has made any finding or determination relating to the fairness for investment of the Common Shares, or has recommended or endorsed the Common Shares, and that the Common Shares have not been registered or qualified under the Act or any state securities laws, in reliance upon exemptions from registration thereunder.

3.13         The Subscriber understands that Fundrise has not been registered under the Investment Company Act of 1940. In addition, the Subscriber understands that Fundrise is not registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), although Fundrise’s manager, Fundrise Advisors, LLC, is registered as an investment adviser under the Advisers Act.

3.14         The Subscriber is subscribing for and purchasing the Common Shares without being furnished any offering literature, other than the Offering Circular, the Operating Agreement and this Agreement, and such other related documents, agreements or instruments as may be attached to the foregoing documents as exhibits or supplements thereto, or as the Subscriber has otherwise requested from Fundrise in writing, and without receiving any representations or warranties from Fundrise or its agents and representatives other than the representations and warranties contained in said documents, and is making this investment decision solely in reliance upon the information contained in said documents and upon any investigation made by the Subscriber or Subscriber’s advisors.

3.15         The Subscriber’s true and correct full legal name, address of residence (or, if an entity, principal place of business), phone number, electronic mail address, United States taxpayer identification number, if any, and other contact information are accurately provided on signature page hereto. The Subscriber is currently a bona fide resident of the state or jurisdiction set forth in the current address provided to Fundrise. The Subscriber has no present intention of becoming a resident of any other state or jurisdiction.

3.16         The Subscriber is subscribing for and purchasing the Common Shares solely for the Subscriber’s own account, for investment purposes only, and not with a view toward or in connection with resale, distribution (other than to its shareholders or members, if any), subdivision or fractionalization thereof. The Subscriber has no agreement or other arrangement, formal or informal, with any person or entity to sell, transfer or pledge any part of the Common Shares, or which would guarantee the Subscriber any profit, or insure against any loss with respect to the Common Shares, and the Subscriber has no plans to enter into any such agreement or arrangement.

3.17         The Subscriber represents and warrants that the execution and delivery of this Agreement, the consummation of the transactions contemplated thereby and hereby and the performance of the obligations thereunder and hereunder will not conflict with or result in any violation of or default under any provision of any other agreement or instrument to which the Subscriber is a party or any license, permit, franchise, judgment, order, writ or decree, or any statute, rule or regulation, applicable to the Subscriber. The Subscriber confirms that the consummation of the transactions envisioned herein, including, but not limited to, the Subscriber’s Purchase, will not violate any foreign law and that such transactions are lawful in the Subscriber’s country of citizenship and residence.

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3.18         Fundrise’s intent is to comply with all applicable federal, state and local laws designed to combat money laundering and similar illegal activities, including the provisions of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “PATRIOT Act”). Subscriber hereby represents, covenants, and agrees that, to the best of Subscriber’s knowledge based on reasonable investigation:

(a)	None of the Subscriber’s funds tendered for the Purchase Price (whether payable in cash or otherwise) shall be derived from money laundering or similar activities deemed illegal under federal laws and regulations.

(b)	To the extent within the Subscriber’s control, none of the Subscriber’s funds tendered for the Purchase Price will cause Fundrise or any of its personnel or affiliates to be in violation of federal anti-money laundering laws, including (without limitation) the Bank Secrecy Act (31 U.S.C. 5311 et seq.), the United States Money Laundering Control Act of 1986 or the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001, and/or any regulations promulgated thereunder.

(c)	When requested by Fundrise, the Subscriber will provide any and all additional information, and the Subscriber understands and agrees that Fundrise may release confidential information about the Subscriber and, if applicable, any underlying beneficial owner or Related Person[1] to U.S. regulators and law enforcement authorities, deemed reasonably necessary to ensure compliance with all applicable laws and regulations concerning money laundering and similar activities. Fundrise reserves the right to request any information as is necessary to verify the identity of the Subscriber and the source of any payment to the Fund. In the event of delay or failure by the Subscriber to produce any information required for verification purposes, the subscription by the Subscriber may be refused.

(d)	Neither the Subscriber, nor any person or entity controlled by, controlling or under common control with the Subscriber, any of the Subscriber’s beneficial owners, any person for whom the Subscriber is acting as agent or nominee in connection with this investment nor, in the case of an Subscriber which is an entity, any Related Person is:

(i)	a Prohibited Investor;

(ii)	a Senior Foreign Political Figure, any member of a Senior Foreign Political Figure’s “immediate family,” which includes the figure’s parents, siblings, spouse, children and in-laws, or any Close Associate of a Senior Foreign Political Figure, or a person or entity resident in, or organized or chartered under, the laws of a Non-Cooperative Jurisdiction;

1 For purposes of this Section 3.18, the terms “Related Person”, “Prohibited Investor”, “Senior Foreign Political Figure”, “Close Associate”, “Non-Cooperative Jurisdiction” and “Foreign Shell Bank” shall have the meanings described below: “Close Associate of a Senior Foreign Political Figure” shall mean a person who is widely and publicly known internationally to maintain an unusually close relationship with the Senior Foreign Political Figure, and includes a person who is in a position to conduct substantial domestic and international financial transactions on behalf of the Senior Foreign Political Figure; “Foreign Shell Bank” shall mean a Foreign Bank without a presence in any country.

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(iii)	a person or entity resident in, or organized or chartered under, the laws of a jurisdiction that has been designated by the U.S. Secretary of the Treasury under Section 311 or 312 of the PATRIOT Act as warranting special measures due to money laundering concerns; or Bank without a physical presence in any country, but does not include a regulated affiliate; “Foreign Bank” shall mean an organization that (i) is organized under the laws of a foreign country, (ii) engages in the business of banking, (iii) is recognized as a bank by the bank supervisory or monetary authority of the country of its organization or principal banking operations, (iv) receives deposits to a substantial extent in the regular course of its business, and (v) has the power to accept demand deposits, but does not include the U.S. branches or agencies of a foreign bank; “Non-Cooperative Jurisdiction” shall mean any foreign country that has been designated as non-cooperative with international anti-money laundering principles or procedures by an intergovernmental group or organization, such as the Financial Task Force on Money Laundering, of which the U.S. is a member and with which designation the U.S. representative to the group or organization continues to concur; “Prohibited Investor” shall mean a person or entity whose name appears on (i) the List of Specially Designated Nationals and Blocked Persons maintained by the U.S. Office of Foreign Assets Control; (ii) other lists of prohibited persons and entities as may be mandated by applicable law or regulation; or (iii) such other lists of prohibited persons and entities as may be provided to the Fund in connection therewith; “Related Person” shall mean, with respect to any entity, any interest holder, director, senior officer, trustee, beneficiary or grantor of such entity; provided that in the case of an entity that is a publicly traded company or a tax qualified pension or retirement plan in which at least 100 employees participate that is maintained by an employer that is organized in the U.S. or is a U.S. government entity, the term “Related Person” shall exclude any interest holder holding less than 5% of any class of securities of such publicly traded company and beneficiaries of such plan; “Senior Foreign Political Figure” shall mean a senior official in the executive, legislative, administrative, military or judicial branches of a foreign government (whether elected or not), a senior official of a major foreign political party, or a senior executive of a foreign government-owned corporation. In addition, a Senior Foreign Political Figure includes any corporation, business or other entity that has been formed by, or for the benefit of, a Senior Foreign Political Figure.

(iv)	a person or entity who gives Subscriber reason to believe that its funds originate from, or will be or have been routed through, an account maintained at a Foreign Shell Bank, an “offshore bank,” or a bank organized or chartered under the laws of a Non-Cooperative Jurisdiction.

(e)	The Subscriber hereby agrees to immediately notify Fundrise if the Subscriber knows, or has reason to suspect, that any of the representations in this Section 3.18 have become incorrect or if there is any change in the information affecting these representations and covenants.

(f)	The Subscriber agrees that, if at any time it is discovered that any of the foregoing anti-money laundering representations are incorrect, or if otherwise required by applicable laws or regulations, Fundrise may undertake appropriate actions, and the Subscriber agrees to cooperate with such actions, to ensure compliance with such laws or regulations, including, but not limited to segregation and/or redemption of the Subscriber’s interest in the Common Shares.

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  3.19       The Subscriber represents and warrants that the Subscriber is either:

(a)	Purchasing the Common Shares with funds that constitute the assets of one or more of the following:

(i)	an “employee benefit plan” as defined in Section 3(3) of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), that is subject to Title I of ERISA;

(ii)	an “employee benefit plan” as defined in Section 3(3) of ERISA that is not subject to either Title I of ERISA or Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) (including a governmental plan, non-electing church plan or foreign plan). The Subscriber hereby represents and warrants that (a) its investment in Fundrise: (i) does not violate and is not otherwise inconsistent with the terms of any legal document constituting or governing the employee benefit plan; (ii) has been duly authorized and approved by all necessary parties; and (iii) is in compliance with all applicable laws, and (b) neither Fundrise nor any person who manages the assets of Fundrise will be subject to any laws, rules or regulations applicable to such Subscriber solely as a result of the investment in Fundrise by such Subscriber;

(iii)	a plan that is subject to Section 4975 of the Code (including an individual retirement account);

(iv)	an entity (including, if applicable, an insurance company general account) whose underlying assets include “plan assets” of one or more “employee benefit plans” that are subject to Title I of ERISA or “plans” that are subject to Section 4975 of the Code by reason of the investment in such entity, directly or indirectly, by such employee benefit plans or plans; or

(v)	an entity that (a) is a group trust within the meaning of Revenue Ruling 81-100, a common or collective trust fund of a bank or an insurance company separate account and (b) is subject to Title I of ERISA, Section 4975 of the Code or both; or

(b)	Not purchasing the Common Shares with funds that constitute the assets of any of the entities or plans described in Section 3.19(a)(i) through 3.19(a)(v) above.

3.20       The Subscriber further represents and warrants that neither Subscriber nor any of its affiliates (a) have discretionary authority or control with respect to the assets of Fundrise or (b) provide investment advice for a fee (direct or indirect) with respect to the assets of Fundrise.  For this purpose, an “affiliate” includes any person, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with the person and “control” with respect to a person other than an individual means the power to exercise a controlling influence over the management or policies of such person.

3.21        The Subscriber confirms that the Subscriber has been advised to consult with the Subscriber’s independent attorney regarding legal matters concerning Fundrise and to consult with independent tax advisers regarding the tax consequences of investing through Fundrise. The Subscriber acknowledges that Subscriber understands that any anticipated United States federal or state income tax benefits may not be available and, further, may be adversely affected through adoption of new laws or regulations or amendments to existing laws or regulations. The Subscriber acknowledges and agrees that Fundrise is providing no warranty or assurance regarding the ultimate availability of any tax benefits to the Subscriber by reason of the Purchase.

4.	Ownership Limitation. The Subscriber acknowledges and agrees that, pursuant to the terms of the operating agreement, the Subscriber generally cannot own, or be deemed to own by virtue of certain attribution provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and as set forth in the operating agreement, either more than 9.8% in value or in number of our Common Shares, whichever is more restrictive, or more than 9.8% in value or in number of our shares, whichever is more restrictive. The Operating Agreement will include additional restrictions on ownership, including ownership that would result in (i) us being “closely held” within the meaning of Section 856(h) of the Code, (ii) us failing to qualify as a REIT or (iii) our shares being beneficially owned by fewer than 100 persons (as determined under Section 856(a)(5) of the Code). The Subscriber also acknowledges and agrees that, pursuant to the terms of the Operating Agreement, the Subscriber’s ownership of our Common Shares cannot cause any other person to violate the foregoing limitations on ownership.

5.	Tax Forms. The Subscriber will also need to complete an IRS Form W-9 or the appropriate Form W-8, which should be returned directly to us via the Fundrise Platform. The Subscriber certifies that the information contained in the executed copy (or copies) of IRS Form W-9 or appropriate IRS Form W-8 (and any accompanying required documentation), as applicable, when submitted to us will be true, correct and complete. The Subscriber shall (i) promptly inform us of any change in such information, and (ii) furnish to us a new properly completed and executed form, certificate or attachment, as applicable, as may be required under the Internal Revenue Service instructions to such forms, the Code or any applicable Treasury Regulations or as may be requested from time to time by us.

6.	[Reserved].

7.	No Advisory Relationship. You acknowledge and agree that the purchase and sale of the Common Shares pursuant to this Agreement is an arms-length transaction between you and Fundrise. In connection with the purchase and sale of the Common Shares, Fundrise is not acting as your agent or fiduciary. Fundrise assumes no advisory or fiduciary responsibility in your favor in connection with the Common Shares or the corresponding project investments. Fundrise has not provided you with any legal, accounting, regulatory or tax advice with respect to the Common Shares, and you have consulted your own respective legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate.

8.	Bankruptcy. In the event that you file or enter bankruptcy, insolvency or other similar proceeding, you agree to use the best efforts possible to avoid Fundrise being named as a party or otherwise involved in the bankruptcy proceeding. Furthermore, this Agreement should be interpreted so as to prevent, to the maximum extent permitted by applicable law, any bankruptcy trustee, receiver or debtor-in-possession from asserting, requiring or seeking that (i) you be allowed by Fundrise to return the Common Shares to Fundrise for a refund or (ii) Fundrise be mandated or ordered to redeem or withdraw Common Shares held or owned by you.

9.	Miscellaneous Provisions.

9.1         This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (without regard to the conflicts of laws principles thereof).

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9.2         All notices and communications to be given or otherwise made to the Subscriber shall be deemed to be sufficient if sent by electronic mail to such address as set forth for the Subscriber at the records of Fundrise (or that you submitted to us via the Site). You shall send all notices or other communications required to be given hereunder to Fundrise via email at investments@fundrise.com (with a copy to be sent concurrently via prepaid certified mail to: Fundrise, LLC, 1601 Connecticut Ave. NW, Suite 300, Washington, DC 20009, Attention: Investor Relations.

Any such notice or communication shall be deemed to have been delivered and received on the first business day following that on which the electronic mail has been sent (assuming that there is no error in delivery). As used in this Section, “business day” shall mean any day other than a day on which banking institutions in the State of Delaware are legally closed for business.

9.3         This Agreement, or the rights, obligations or interests of the Subscriber hereunder, may not be assigned, transferred or delegated without the prior written consent of Fundrise. Any such assignment, transfer or delegation in violation of this section shall be null and void.

9.4         The parties agree to execute and deliver such further documents and information as may be reasonably required in order to effectuate the purposes of this Agreement.

9.5         Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of each of the parties hereto.

9.6         If one or more provisions of this Agreement are held to be unenforceable under applicable law, rule or regulation, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

9.7           In the event that either party hereto shall commence any suit, action or other proceeding to interpret this Agreement, or determine to enforce any right or obligation created hereby, then such party, if it prevails in such action, shall recover its reasonable costs and expenses incurred in connection therewith, including, but not limited to, reasonable attorney’s fees and expenses and costs of appeal, if any.

9.8           This Agreement (including the exhibits and schedules attached hereto) and the documents referred to herein (including without limitation the Common Shares) constitute the entire agreement among the parties and shall constitute the sole documents setting forth terms and conditions of the Subscriber’s contractual relationship with Fundrise with regard to the matters set forth herein. This Agreement supersedes any and all prior or contemporaneous communications, whether oral, written or electronic, between us.

9.9           This Agreement may be executed in any number of counterparts, or facsimile counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

9.10         The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. The singular number or masculine gender, as used herein, shall be deemed to include the plural number and the feminine or neuter genders whenever the context so requires.

9.11         The parties acknowledge that there are no third party beneficiaries of this Agreement, except for any affiliates of Fundrise that may be involved in the issuance or servicing of Common Shares on Fundrise platform, which the parties expressly agree shall be third party beneficiaries hereof.

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10.	Consent to Electronic Delivery. The Subscriber hereby agrees that Fundrise may deliver all notices, financial statements, valuations, reports, reviews, analyses or other materials, and any and all other documents, information and communications concerning the affairs of Fundrise and its investments, including, without limitation, information about the investment, required or permitted to be provided to the Subscriber under the Common Share or hereunder by means e-mail or by posting on an electronic message board or by other means of electronic communication. Because Fundrise operates principally on the Internet, you will need to consent to transact business with us online and electronically. As part of doing business with us, therefore, we also need you to consent to our giving you certain disclosures electronically, either via the Site or to the email address you provide to us. By entering into this Agreement, you consent to receive electronically all documents, communications, notices, contracts, and agreements arising from or relating in any way to your or our rights, obligations or services under this Agreement (each, a “Disclosure”). The decision to do business with us electronically is yours. This document informs you of your rights concerning Disclosures.

(a)   Scope of Consent. Your consent to receive Disclosures and transact business electronically, and our agreement to do so, applies to any transactions to which such Disclosures relate.

(b)  Consenting to Do Business Electronically. Before you decide to do business electronically with us, you should consider whether you have the required hardware and software capabilities described below.

(c)   Hardware and Software Requirements. In order to access and retain Disclosures electronically, you must satisfy the following computer hardware and software requirements: access to the Internet; an email account and related software capable of receiving email through the Internet; a web browser which is SSL-compliant and supports secure sessions; and hardware capable of running this software.

(d)   How to Contact Us Regarding Electronic Disclosures. You can contact us via email at investments@fundrise.com. You may also reach us in writing at the following address: Fundrise West Coast Opportunistic REIT, LLC, 1601 Connecticut Ave. NW, Suite 300, Washington, DC 20009, Attention: Investor Support. You agree to keep us informed of any change in your email or home mailing address so that you can continue to receive all Disclosures in a timely fashion. If your registered e-mail address changes, you must notify us of the change by sending an email to investments@fundrise.com. You also agree to update your registered residence address and telephone number on the Site if they change. You will print a copy of this Agreement for your records, and you agree and acknowledge that you can access, receive and retain all Disclosures electronically sent via email or posted on the Site.

11.	Consent to Electronic Delivery of Tax Documents.

(a)        Please read this disclosure about how we will provide certain documents that we are required by the Internal Revenue Service (the “IRS”) to send to you (“Tax Documents”) in connection with your Common Shares. A Tax Document provides important information you need to complete your tax returns. Tax Documents include Form 1099. Occasionally, we are required to send you CORRECTED Tax Documents. Additionally, we may include inserts with your Tax Documents. We are required to send Tax Documents to you in writing, which means in paper form. When you consent to electronic delivery of your Tax Documents, you will be consenting to delivery of Tax Documents, including these corrected Tax Documents and inserts, electronically instead of in paper form.

(b)        Agreement to Receive Tax Documents Electronically. By executing this Agreement on the Fundrise Platform, you are consenting in the affirmative that we may send Tax Documents to you electronically, and acknowledging that you are able to access Tax Documents from the site which are made available under “My Account” > “Tax Center”. If you subsequently withdraw consent to receive Tax Documents electronically, a paper copy will be provided. Your consent to receive the Tax Documents electronically continues for every tax year until you withdraw your consent.

(c)        How We Will Notify You That a Tax Document is Available. You will receive an electronic notification via email when your Tax Documents are ready for access on the Site. Your Tax Documents are maintained on the Site through at least October 15 of the applicable tax year, at a minimum, should you ever need to access them again.

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(d)        Your Option to Receive Paper Copies. To obtain a paper copy of your Tax Documents, you can print one by visiting the Fundrise web site. You can also contact us at investments@fundrise.com and request a paper copy.

(e)        Withdrawal of Consent to Receive Electronic Notices. You can withdraw your consent before the Tax Document is furnished by mailing a letter including your name, mailing address, effective tax year, and indicating your intent to withdraw consent to the electronic delivery of Tax Documents to:

Fundrise West Coast Opportunistic REIT, LLC

Attention: Investor Support

1601 Connecticut Ave. NW

Suite 300

Washington, DC 20009

If you withdraw consent to receive Tax Documents electronically, a paper copy will be provided. Your consent to receive the Tax Documents electronically continues for every tax year until you withdraw your consent.

(f)        Termination of Electronic Delivery of Tax Documents. We may terminate your request for electronic delivery of Tax Documents without your withdrawal of consent in writing in the following instances:

•	You don't have a password for your Fundrise account

•	Your Fundrise account is closed

•	You were removed from the Fundrise account

•	Your role or authority on the Fundrise account changed in a manner that no longer allows you to consent to electronic delivery

•	We received three consecutive email notifications that indicate your email address is no longer valid

•	We cancel the electronic delivery of Tax Documents

(g)        You Must Keep Your E-mail Address Current With Us. You must promptly notify us of a change of your email address. If your mailing address, email address, telephone number or other contact information changes, you may also provide updated information by contacting us at investments@fundrise.com.

(h)        Hardware and Software Requirements. In order to access and retain Tax Documents electronically, you must satisfy the computer hardware and software requirements as set forth above in Section 10(c) of this Agreement. You will also need a printer if you wish to print Tax Documents on paper, and electronic storage if you wish to download and save Tax Documents to your computer.

12.	Limitations on Damages. IN NO EVENT SHALL FUNDRISE BE LIABLE TO THE SUBSCRIBER FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, EVEN IF INFORMED OF THE POSSIBILITY OF SUCH DAMAGES. THE FOREGOING SHALL BE INTERPRETED AND HAVE EFFECT TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, RULE OR REGULATION.

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13.	Arbitration.

(a)   Either party may, at its sole election, require that the sole and exclusive forum and remedy for resolution of a Claim be final and binding arbitration pursuant to this Section 13 (this “Arbitration Provision”). The arbitration shall be conducted in Washington, DC. As used in this Arbitration Provision, “Claim” shall include any past, present, or future claim, dispute, or controversy involving you (or persons claiming through or connected with you), on the one hand, and Fundrise (or persons claiming through or connected with Fundrise), on the other hand, relating to or arising out of this Agreement, any Common Share, the Site, and/or the activities or relationships that involve, lead to, or result from any of the foregoing, including (except to the extent provided otherwise in the last sentence of Section (e) below) the validity or enforceability of this Arbitration Provision, any part thereof, or the entire Agreement. Claims are subject to arbitration regardless of whether they arise from contract; tort (intentional or otherwise); a constitution, statute, common law, or principles of equity; or otherwise. Claims include (without limitation) matters arising as initial claims, counter-claims, cross-claims, third-party claims, or otherwise. The scope of this Arbitration Provision is to be given the broadest possible interpretation that is enforceable.

(b)  The party initiating arbitration shall do so with the American Arbitration Association (the “AAA”) or JAMS. The arbitration shall be conducted according to, and the location of the arbitration shall be determined in accordance with, the rules and policies of the administrator selected, except to the extent the rules conflict with this Arbitration Provision or any countervailing law. In the case of a conflict between the rules and policies of the administrator and this Arbitration Provision, this Arbitration Provision shall control, subject to countervailing law, unless all parties to the arbitration consent to have the rules and policies of the administrator apply.

(c)   If we elect arbitration, we shall pay all the administrator’s filing costs and administrative fees (other than hearing fees). If you elect arbitration, filing costs and administrative fees (other than hearing fees) shall be paid in accordance with the rules of the administrator selected, or in accordance with countervailing law if contrary to the administrator’s rules. We shall pay the administrator’s hearing fees for one full day of arbitration hearings. Fees for hearings that exceed one day will be paid by the party requesting the hearing, unless the administrator’s rules or applicable law require otherwise, or you request that we pay them and we agree to do so. Each party shall bear the expense of its own attorney’s fees, except as otherwise provided by law. If a statute gives you the right to recover any of these fees, these statutory rights shall apply in the arbitration notwithstanding anything to the contrary herein.

(d)  Within 30 days of a final award by the arbitrator, a party may appeal the award for reconsideration by a three-arbitrator panel selected according to the rules of the arbitrator administrator. In the event of such an appeal, an opposing party may cross-appeal within 30 days after notice of the appeal. The panel will reconsider de novo all aspects of the initial award that are appealed. Costs and conduct of any appeal shall be governed by this Arbitration Provision and the administrator’s rules, in the same way as the initial arbitration proceeding. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act (the “FAA”), and may be entered as a judgment in any court of competent jurisdiction.

(e)   We agree not to invoke our right to arbitrate an individual Claim that you may bring in Small Claims Court or an equivalent court, if any, so long as the Claim is pending only in that court. EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS (INCLUDING AS PRIVATE ATTORNEY GENERAL ON BEHALF OF OTHERS), EVEN IF THE CLAIM OR CLAIMS THAT ARE THE SUBJECT OF THE ARBITRATION HAD PREVIOUSLY BEEN ASSERTED (OR COULD HAVE BEEN ASSERTED) IN A COURT AS CLASS REPRESENTATIVE, OR COLLECTIVE ACTIONS IN A COURT.

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(f)  Unless otherwise provided in this Agreement or consented to in writing by all parties to the arbitration, no party to the arbitration may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. Unless consented to in writing by all parties to the arbitration, an award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any Claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this sub-section (e), and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this sub-section (e) shall be determined exclusively by a court and not by the administrator or any arbitrator.

(g)  This Arbitration Provision is made pursuant to a transaction involving interstate commerce and shall be governed by and enforceable under the FAA. The arbitrator will apply substantive law consistent with the FAA and applicable statutes of limitations. The arbitrator may award damages or other types of relief permitted by applicable substantive law, subject to the limitations set forth in this Arbitration Provision. The arbitrator will not be bound by judicial rules of procedure and evidence that would apply in a court. The arbitrator shall take steps to reasonably protect confidential information.

(h)  This Arbitration Provision shall survive (i) suspension, termination, revocation, closure, or amendments to this Agreement and the relationship of the parties; (ii) the bankruptcy or insolvency of any party hereto or other party; and (iii) any transfer of any loan or Common Share or any amounts owed on such loans or notes, to any other party. If any portion of this Arbitration Provision other than sub-section (e) is deemed invalid or unenforceable, the remaining portions of this Arbitration Provision shall nevertheless remain valid and in force. If arbitration is brought on a class, representative, or collective basis, and the limitations on such proceedings in sub-section (e) are finally adjudicated pursuant to the last sentence of sub-section (e) to be unenforceable, then no arbitration shall be had. In no event shall any invalidation be deemed to authorize an arbitrator to determine Claims or make awards beyond those authorized in this Arbitration Provision.

14.	Waiver of Court & Jury Rights. THE PARTIES ACKNOWLEDGE THAT THEY HAVE A RIGHT TO LITIGATE CLAIMS THROUGH A COURT BEFORE A JUDGE, BUT WILL NOT HAVE THAT RIGHT IF ANY PARTY ELECTS ARBITRATION PURSUANT TO THIS ARBITRATION PROVISION. THE PARTIES HEREBY KNOWINGLY AND VOLUNTARILY WAIVE THEIR RIGHTS TO LITIGATE SUCH CLAIMS IN A COURT UPON ELECTION OF ARBITRATION BY ANY PARTY. THE PARTIES HERETO WAIVE A TRIAL BY JURY IN ANY LITIGATION RELATING TO THIS AGREEMENT, THE NOTES OR ANY OTHER AGREEMENTS RELATED THERETO.

15.	Authority. By executing this Agreement, you expressly acknowledge that you have reviewed this Agreement and the Offering Circular for this particular subscription.

[Signature page to follow]

B-13

IN WITNESS WHEREOF, the Subscriber, or its duly authorized representative(s), hereby acknowledges that it has read and understood the risk factors set forth in the Offering Circular, and has hereby executed and delivered this Agreement, and executed and delivered herewith the Purchase Price, as of the date set forth above.

THE SUBSCRIBER:

Print Name of Subscriber

Description of Entity (if applicable)

Signature of Subscriber

Name of Person Signing on behalf of Subscriber

Title (if applicable)

Address of Subscriber:

Telephone:

Email:

Number of Common Shares Purchased:

Purchase Price:

(Signature Page to Subscription Agreement)

B-14

AGREED AND ACCEPTED BY

Fundrise West Coast Opportunistic REIT, LLC

By:	Fundrise Advisors, LLC,
a Delaware limited liability company
Title:	Manager

By:
Name:	Benjamin Miller
Title:	Chief Executive Officer

Fundrise West Coast Opportunistic REIT, LLC

1601 Connecticut Ave. NW, Suite 300

Washington, DC 20009

investments@fundrise.com

(202) 584-0550

(Signature Page to Subscription Agreement)

B-15

Fundrise West Coast Opportunistic REIT, LLC

Sponsored by

Rise Companies Corp.

UP TO $50,000,000 IN COMMON SHARES

OFFERING CIRCULAR

You should rely only on the information contained in this offering circular. No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this offering circular. If any such information or statements are given or made, you should not rely upon such information or representation. This offering circular does not constitute an offer to sell any securities other than those to which this offering circular relates, or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. This offering circular speaks as of the date set forth above. You should not assume that the delivery of this offering circular or that any sale made pursuant to this offering circular implies that the information contained in this offering circular will remain fully accurate and correct as of any time subsequent to the date of this offering circular.

December 26, 2017